08043333

SUNOCO

2007 Annual Report

Sunoco, Inc.,

headquartered in Philadelphia, PA, is a leading manufacturer and marketer of petroleum and petrochemical products. With 910 thousand barrels per day of refining capacity, nearly 4,700 retail sites selling gasoline and convenience items, approximately 5,500 miles of crude oil and refined product owned and operated pipelines and 38 product terminals, Sunoco is one of the largest independent refiner-marketers in the United States. Sunoco is a significant manufacturer of petrochemicals with annual sales of approximately five billion pounds, largely chemical intermediates used to make fibers, plastics, film and resins. Utilizing a unique, patented technology, Sunoco has the capacity to manufacture over 2.5 million tons annually of high-quality metallurgical-grade coke in the United States for use in the steel industry, and is the operator of, and has an equity interest in, a 1.7 million tons-per-year cokemaking facility in Vitória, Brazil.

Contents:

Projections, estimates, business plans and other non-historical information contained in the Letter to Shareholders and elsewhere in this publication are forward-looking statements. Actual future project dates, refinery utilization rates, volumes of products manufactured or sold, rates of return, income, cash flow, earnings growth, capital spending, costs and plans could differ materially due to, for example, changes in market conditions, changes in refining, chemicals or marketing margins, crude oil and feedstock supply, changes in operating conditions and costs, changes in law or government policy, technical difficulties and other factors discussed in more detail under "Forward-Looking Statements" beginning on page 36. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information or future events.

To Our Shareholders



Health, Environment and Safety continues to be a top priority at Sunoco and performance in 2007 was good, but fell short of our expectations for continuous improvement in certain areas. Refining and Supply set a record for contractor safety, while employee safety continues to compare favorably to industry benchmarks. However, environmental performance was below our goals due primarily to operating reliability issues during major refinery maintenance and capital project work in the first half of the year. Following the completion of the project at the Philadelphia catalytic cracking unit, reliability improved and emissions of nitrogen oxide (NOx) and sulfur dioxide (SOx) were reduced to less than 10 percent of pre-project levels.

Financially, 2007 was another good year for Sunoco. Despite significant market volatility, 2007 income before special items* of $833 million reflected another year of strong refining margins and positive contributions from our non-refining businesses. Earnings and return on capital employed in 2007, while less than the past two years, were well above historical average performance.

Refining and Supply earned $772 million, benefiting from periods of strong margins, particularly in the MidContinent region and during the summer driving season. However, a sharp rise in crude oil prices in the fourth quarter, when product demand seasonally slackened, eroded refining profitability as we ended the year.

Operationally, refinery production levels were limited in the first half of 2007 due to planned downtime for significant capital project and maintenance work throughout our system. We completed two significant income improvement projects – a $525 million expansion and modification of the Philadelphia refinery's catalytic cracking unit and a $53 million debottleneck project to expand capacity of the Toledo refinery's crude distillation unit, which together are expected to contribute about $1 per share to annual earnings given historical margin assumptions. We also completed a major maintenance turnaround at the Tulsa refinery. These projects required a significant amount of focus and attention to successfully complete in a challenging construction environment.

Our refineries operated well in the second half of the year, and the completed capital projects provided significant financial and operating contributions. In the Northeast, we are now able to upgrade more lower-valued residual fuel into higher-valued gasoline and distillates while using a more economic crude slate. In the MidContinent, the work done at the Toledo refinery is enabling additional production of light products, including record levels of jet fuel.

Our non-refining businesses, in the aggregate, earned $169 million for the year. While their collective contribution to earnings was less than our historical average of about $200 million, the businesses generated meaningful cash flow, despite the added cost of rising crude oil prices. Our Retail Marketing business earned $69 million, as gains from retail site divestments helped offset a weaker retail gasoline market. In Chemicals, earnings declined to $26 million due to rising feedstock prices, which reduced margins for both polypropylene and phenol. Logistics earned $45 million while providing $63 million of cash distributions to Sunoco from Sunoco Logistics Partners L.P. (NYSE: SXL). Coke earnings of $29 million were limited due to a $20 million phase-out of certain alternative fuel tax credits, which occurred due to high crude oil price levels.

During 2007, we continued to grow our Coke business, with the startup of a new cokemaking facility in Vitória, Brazil, where we are the operators and have a $41 million equity investment. The plant is the largest

*Net income for 2007 amounted to $891 million, which includes a net gain from special items of $58 million.

facility operated by SunCoke Energy and its first outside the United States, making it the latest and most advanced prototype for what we expect will be additional domestic and international opportunities. We also announced an agreement to build a second coke plant at our Haverhill, Ohio location. That plant and an associated cogeneration power plant are currently under construction and are targeted to be operational in the second half of 2008.

We continued to return cash to our shareholders through both increases in our dividend and additional share repurchases. In 2007, we increased our dividend by 10 percent and recently announced another nine percent increase, the sixth consecutive year to do so. We also spent $300 million to repurchase approximately four million, or three percent, of our outstanding shares.

As we look ahead, we expect refining margins to remain volatile and profitable, albeit at somewhat lower levels than the prior three years. Refining capacity continues to be adequate but tight worldwide. However, planned expansion will likely begin to ease the tight supply/demand balance. Rising costs, particularly for crude oil, have raised and will continue to raise the refiners' breakeven margin and pressure income and product prices. While the demand response to higher prices has been modest to date, continuing higher prices in the current economic environment will likely impact demand where the price increases are allowed to be passed through, which could affect the markets in the United States and other developed countries.

Our strategy is to add to income in Refining and Supply through projects like our 2007 expansions from which we expect to see the full-year benefit in 2008. We are continuing to develop other capital projects to improve income but we will remain disciplined in our capital spending. In addition, we expect improved earnings from our non-refining businesses, primarily driven by the continued development of SunCoke Energy which builds, owns and operates coke plants, using our proprietary technology that supplies economically priced coke to the steel industry. While we are striving to grow earnings from Retail Marketing, Chemicals and Logistics, SunCoke Energy may offer the greatest impact over the next three to five years. Our non-refining businesses offer Sunoco a real opportunity to add to earnings if the refining market remains strong or sustain earnings if refining weakens.

During 2008, we will also evaluate strategic alternatives that could further add value to Sunoco shares. We have committed to look at a possible joint venture for our Chemicals business as a way to participate in the industry consolidation that is underway. SunCoke Energy is a steady income business, similar to SXL, our successful Logistics MLP. We expect SunCoke Energy income to increase substantially in 2008 and hope to announce new plants that would contribute additional growth. We are investigating whether another capital structure for SunCoke Energy would add value for Sunoco shareholders.

As we enter 2008, we will retain our focus on Health, Environment and Safety as the cornerstone of all that we do and on the preparation of our workforce to meet the challenges of the future. Our employee incentive plans incorporate aggressive expectations for top quartile safety at our manufacturing facilities and continued improvement in environmental performance. In such a volatile marketplace, achieving our goals will depend upon all of us at Sunoco continuing to pursue the level of excellence that we have come to expect. Whatever the challenges, I have confidence that we are prepared to meet them.

John G. Drosdick

JOHN G. DROSDICK
Chairman, Chief Executive Officer and President

Health, Environment and Safety Report

Sunoco takes seriously its corporate responsibility in matters concerning the health and safety of its employees, contractors and neighbors, and the environmental impact of its operations on surrounding communities. In 2007, the Company updated its charter and changed the name of the Public Affairs Committee of its Board of Directors to the Corporate Responsibility Committee reflecting the increasing and broader oversight of the Company's environmental impact and performance.

The Company has four principal objectives: 1) provide a safe workplace for the employees and contractors who work in its facilities, 2) reduce and eliminate the environmental impact of operations on the air, ground and water, 3) maintain an open dialogue with neighboring communities and governmental and non-governmental agencies that have a vested interest in the Company's performance, and 4) strategically plan for the impact of long-term regional and national issues such as global climate change.

Each year, aggressive performance targets are established by the business units. In addition, Operations Excellence Management Systems (OEMS) are deployed in most key operations and industry benchmarks are used to compare business unit performance in employee and contractor safety. Annually, Sunoco publishes its Health, Environment and Safety Review and CERES Report using the Global Reporting Initiative Version 3 Sustainability Reporting Guidelines as a basis. The 2007 report will be issued at the Annual Shareholders Meeting in May 2008.

Some Highlights For 2007 Include:

- A $525 million modification and expansion of the Philadelphia refinery fluid catalytic cracker that produces gasoline was completed, which will result in the near elimination of nitrogen oxide (NOx) and sulfur dioxide (SOx) emissions from the unit.
- Contractors working in Sunoco refineries and chemical plants had their safest year ever with OSHA recordable rates of 0.50 and 0.56, respectively.
- Air permit exceedances were reduced from the prior year by 58 percent due to improved reliability of the Company's refining operations and improvements made at our Gulf Coast chemical plants.
- The number of product spill incidents decreased by 22 percent to 14 events and no significant damage to the environment occurred.
- Employee safety in coke plant operations at SunCoke Energy was the best in its history at a recordable rate of 1.25 which was within the first quartile industry benchmark and included the operations of the new Vitória, Brazil plant.
- Six facilities and one business segment received an achievement award for excellence in safety or environmental performance.

About Sunoco

Sunoco operates five business units that compete in three primary market segments – as a leading independent U.S. refiner/marketer of petroleum products, as a significant manufacturer of petrochemicals and as a unique technologically-advantaged manufacturer of coke for use in the steel industry.



Refining and Supply

The Refining and Supply business manufactures refined products (primarily gasoline, diesel, jet fuel and residual fuels) and commodity petrochemicals. It consists of Northeast Refining (comprised of the Philadelphia and Marcus Hook, PA refineries and the Eagle Point refinery in Westville, NJ) and MidContinent Refining (comprised of the Toledo, OH and Tulsa, OK refineries). Refining and Supply has crude oil processing capacity of 910 thousand barrels per day and the capacity to produce approximately 340 million barrels of refined products per year.



Retail Marketing

The Retail Marketing business is comprised of almost 4,700 gasoline outlets, including approximately 720 convenience stores, located in 27 states primarily on the East Coast and in the Midwest region of the United States. Sunoco sells over five billion gallons of gasoline and diesel fuel and has over $700 million in merchandise sales each year at its APlus® convenience stores. Sunoco is a highly recognized brand and a major retailer of transportation fuels and convenience store items.



Chemicals

The Chemicals business manufactures, distributes and markets refinery-based petrochemicals used in the fibers, resins and specialties markets. Key products include polypropylene, phenol and bisphenol-A used in many consumer and industrial products. Sunoco Chemicals is a major participant in these market segments, with production at eight plants throughout the United States and annual sales of approximately five billion pounds.


Sunoco Logistics™

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals, and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. Sunoco's interests consist primarily of its 43 percent ownership, including its general partner interest, of Sunoco Logistics Partners L.P. (NYSE: SXL), a publicly traded master limited partnership.



Coke

SunCoke Energy manufactures high-quality coke for use by steel manufacturers in the production of blast-furnace steel. Aggregate annual production from its Indiana Harbor, Jewell and Haverhill facilities in the United States is approximately 2.5 million tons. SunCoke Energy also is the operator of, and has an equity interest in, a 1.7 million tons-per-year cokemaking facility in Vitória, Brazil. An additional cokemaking facility and associated cogeneration power plant are currently under construction at the Haverhill site, which are expected to be operational in the second half of 2008.

Financial Highlights

(Dollars and shares in millions, except per share amounts)	2007	2006	2005	2004	2003
Operating Results					
Sales and other operating revenue	**$44,470**	$38,636	$33,754	$25,468	$17,969
Net income	**$891**	$979	$974	$605	$312
Net cash provided by operating activities	**$2,367**	$984	$2,069	$1,747	$1,000
Capital program (including acquisitions and investments)	**$1,218**	$1,143	$1,076	$1,263	$787
Dividends paid	**$129**	$123	$103	$86	$79
Share repurchases	**$300**	$871	$435	$568	$136
Financial Position, Year End					
Total assets	**$12,426**	$10,982	$9,931	$8,079	$7,053
Total debt	**$1,728**	$1,987	$1,411	$1,482	$1,601
Shareholders' equity	**$2,533**	$2,075	$2,051	$1,607	$1,556
Capital employed	**$4,261**	$4,062	$3,462	$3,089	$3,157
Per Share Data					
Net income — diluted	**$7.43**	$7.59	$7.08	$4.04	$2.01
Cash dividends on common stock*	**$1.075**	$.95	$.75	$.575	$.5125
Shareholders' equity	**$21.54**	$17.11	$15.41	$11.59	$10.32
Market price of common stock at December 31	**$72.44**	$62.36	$78.38	$40.86	$25.58
Other Data, Year End					
Return on average capital employed (based on net income)	**22.3%**	28.3%	31.3%	21.0%	12.4%
Shares outstanding	**117.6**	121.3	133.1	138.7	150.8
Number of employees	**14,200**	14,000	13,800	14,200	14,900

*Effective with the second quarter of 2008, Sunoco increased the quarterly dividend on its common stock from $.275 per share ($1.10 per year) to $.30 per share ($1.20 per year).

Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis is management's analysis of the financial performance of Sunoco, Inc. and subsidiaries (collectively, "Sunoco" or the "Company") and of significant trends that may affect its future performance. It should be read in conjunction with Sunoco's consolidated financial statements and related notes. Those statements in Management's Discussion and Analysis that are not historical in nature should be deemed forward-looking statements that are inherently uncertain. See "Forward-Looking Statements" on page 36 for a discussion of the factors that could cause actual results to differ materially from those projected.

Overview

Sunoco's profitability is primarily determined by refined product and chemical margins and the reliability and efficiency of its operations. The volatility of crude oil, refined product and chemical prices and the overall supply/demand balance for these commodities have had, and should continue to have, a significant impact on margins and the financial results of the Company.

Throughout most of 2005, 2006 and 2007, refined product margins in Sunoco's principal refining centers in the Northeast and Midwest were very strong. Such margins benefited from stringent fuel specifications related to sulfur reductions in gasoline and diesel products, supply disruptions in the Gulf Coast in 2005 attributable to Hurricanes Katrina and Rita, strong premiums for ethanol-blended gasoline in 2006 and 2007, generally tight industry refined product inventory levels on a days-supply basis and strong global refined product demand coupled with refinery maintenance/capital improvement downtime, which led to reductions in spare industry refining capacity. Chemical margins were strong during most of 2005 as chemical prices and product demand reflected improving U.S. and global economies, but weakened considerably beginning in late 2005 and continued to decline throughout 2006 and 2007 in response to significantly higher feedstock costs and softening demand.

Sunoco expects that ongoing global product demand growth and limited increases in refining capacity will provide support for continued profitable refining margins, although at somewhat lower levels than the prior three years. However, the completion of major capital projects in 2007 has significantly enhanced the earnings potential of Sunoco's refining assets and should reduce the adverse impact of a market decline. Furthermore, the Company believes chemical margins will improve slightly in 2008. The absolute level of refined product and chemical margins is difficult to predict as they are influenced by extremely volatile factors in the global marketplace, including the absolute level of crude oil and other feedstock prices, the effects of weather conditions on product supply and demand and the impact of a weakening U.S. economy.

The Company's future operating results and capital spending plans will also be impacted by environmental matters (see "Environmental Matters" below).

Strategic Actions

Sunoco is committed to improving its performance and enhancing its shareholder value while, at the same time, maintaining its financial strength and flexibility by continuing to:

- Deliver excellence in health, safety and environmental performance;
- Increase reliability and realize additional operational improvements of Company assets in each of its businesses;
- Prudently manage expenses;
- Efficiently manage capital spending with an increasing emphasis on income improvement projects;

- Diversify, upgrade and grow the Company's asset base through strategic acquisitions and investments;
- Divest assets that do not meet the Company's return-on-investment criteria;
- Optimize the Company's capital structure; and
- Return cash to the Company's shareholders through the payment of cash dividends and the repurchase of Company common stock.

Sunoco has undertaken the following initiatives as part of this strategy:

In the Refining and Supply business:

- Completed a $525 million project in May 2007 to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which enables an upgrade of an additional 15-20 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production and expands crude oil flexibility;
- Completed a $53 million project in July 2007 at the Toledo refinery, which expands the facility's crude processing capability by 10 thousand barrels per day. In 2008, additional work is planned at this facility to expand crude processing capability by an additional 5 thousand barrels per day; and
- Completed capital projects in 2006 totaling $755 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements.

In the Retail Marketing business:

- Continued the Retail Portfolio Management program during 2007, which selectively reduced its invested capital in Company-owned or leased sites, while retaining most of the gasoline sales volumes attributable to the divested sites. During the 2005-2007 period, Retail Marketing generated $162 million of divestment proceeds related to the sale of 211 sites.

In the Chemicals business:

- Implemented certain SAP® information technology modules in 2007, a $20 million project that enabled back-office consolidation, streamlined business processes and provided better access to critical data; and
- Completed the $18 million purchase in December 2007 of the minority interest in Epsilon Products Company, LLC, the joint venture which is comprised of the 750 million pounds-per-year polymer-grade propylene splitter operations at the Company's Marcus Hook, PA refinery and the adjacent 750 million pounds-per-year polypropylene plant.

In the Logistics business:

- Commenced construction in 2007 of a crude oil pipeline from the Nederland terminal to Motiva Enterprise LLC's Port Arthur, TX refinery and three related crude oil storage tanks, which are to be completed in 2010 at a cost of approximately $90 million;
- Completed acquisitions totaling $209 million in March 2006 and August 2005 of three crude oil pipeline systems and related storage facilities located in Texas; and
- Issued 7.1 million limited partnership units during the 2005-2006 period generating $270 million of net proceeds and redeemed 2.8 million limited partnership units owned by Sunoco for $99 million, reducing Sunoco's ownership interest in the master limited partnership to 43 percent, which includes its 2 percent general partnership interest.

In the Coke business:

- Commenced operations in 2007 at a 1.7 million tons-per-year cokemaking facility in Vitória, Brazil. SunCoke Energy (formerly, Sun Coke) is the operator of the cokemaking facility and increased its investment in 2007 in the project company that developed the Vitória plant, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million;
- Completed in December 2006 the $155 million purchase of the minority interest in the Jewell cokemaking operations; and
- Commenced operations in March 2005 at its 550 thousand tons-per-year Haverhill, OH cokemaking facility and began construction in 2007 of a second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant at this site which will also provide, on average, 46 megawatts of power into the regional power market. SunCoke Energy will own and operate the new facilities, which are expected to cost approximately $250 million and be operational in the second half of 2008.

Sunoco also:

- Repurchased 4.0, 12.2 and 6.7 million shares during 2007, 2006 and 2005, respectively, of its outstanding common stock for $300, $871 and $435 million, respectively. Sunoco expects to continue to repurchase Company common stock from time to time depending on prevailing market conditions and available cash; and
- Increased the quarterly cash dividend on its common stock, effective with the second quarter of 2008, to $.30 per share ($1.20 per year), following increases from $.25 per share to $.275 per share in the second quarter of 2007, from $.20 per share to $.25 per share in the second quarter of 2006 and from $.15 per share to $.20 per share in the second quarter of 2005.

For additional information regarding the above actions, see Notes 2, 15 and 16 to the consolidated financial statements.

Results of Operations

Earnings Profile of Sunoco Businesses (after tax)

(Millions of Dollars)	**2007**	2006	2005
Refining and Supply	**$772**	$881	$947
Retail Marketing	**69**	76	30
Chemicals	**26**	43	94
Logistics	**45**	36	22
Coke	**29**	50	48
Corporate and Other:			
Corporate expenses	**(67)**	(58)	(84)
Net financing expenses and other	**(41)**	(49)	(45)
Issuance of Sunoco Logistics Partners L.P. limited partnership units	**90**	—	—
Asset write-downs and other matters	**(32)**	—	—
Income tax matters	**—**	—	18
Phenol supply contract dispute	**—**	—	(56)
Consolidated net income	**$891**	$979	$974

Analysis of Earnings Profile of Sunoco Businesses

In 2007, Sunoco earned $891 million, or $7.43 per share of common stock on a diluted basis, compared to $979 million, or $7.59 per share, in 2006 and $974 million, or $7.08 per share, in 2005.

The $88 million decrease in net income in 2007 was primarily due to higher expenses ($116 million), a provision for asset write-downs and other matters recognized in 2007 ($32 million), lower margins in Sunoco's Refining and Supply ($44 million) and Retail Marketing ($12 million) businesses and lower income attributable to the Coke business ($21 million) primarily due to lower tax benefits. Partially offsetting these negative factors were a gain recognized in 2007 related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units ($90 million), higher gains on asset divestments ($11 million), higher earnings from the Logistics business ($9 million), lower net financing expenses ($8 million) and a lower effective income tax rate ($14 million).

In 2006, the $5 million increase in net income was primarily due to higher margins in Sunoco's Refining and Supply ($73 million) and Retail Marketing ($50 million) businesses, a benefit attributable to LIFO inventory profits in Sunoco's Refining and Supply business ($16 million) and the absence of a loss associated with a phenol supply contract dispute ($56 million). Partially offsetting these positive factors were higher expenses ($75 million), including fuel charges and refinery operating expenses; lower margins from Sunoco's Chemicals business ($67 million); and lower production of refined products ($48 million).

Refining and Supply

The Refining and Supply business manufactures petroleum products and commodity petrochemicals at its Marcus Hook, Philadelphia, Eagle Point and Toledo refineries and petroleum and lubricant products at its Tulsa refinery and sells these products to other Sunoco businesses and to wholesale and industrial customers. Refining operations are comprised of Northeast Refining (the Marcus Hook, Philadelphia and Eagle Point refineries) and MidContinent Refining (the Toledo and Tulsa refineries).

	2007	2006	2005
Income (millions of dollars)	**$772**	$881	$947
Wholesale margin* (per barrel):			
Total Refining and Supply	**$8.87**	$9.09	$8.65
Northeast Refining	**$7.38**	$7.92	$8.35
MidContinent Refining	**$13.17**	$12.46	$9.54
Throughputs (thousands of barrels daily):			
Crude oil	**834.7**	840.6	881.0
Other feedstocks	**80.0**	72.8	59.4
Total throughputs	**914.7**	913.4	940.4
Products manufactured (thousands of barrels daily):			
Gasoline	**439.2**	436.2	443.4
Middle distillates	**314.4**	305.5	319.5
Residual fuel	**66.6**	74.0	76.2
Petrochemicals	**37.2**	35.6	36.8
Lubricants	**11.6**	13.2	13.2
Other	**80.4**	82.2	86.6
Total production	**949.4**	946.7	975.7
Less: Production used as fuel in refinery operations	**43.4**	43.9	48.6
Total production available for sale	**906.0**	902.8	927.1
Crude unit capacity (thousands of barrels daily) at December 31	**910.0****	900.0	900.0
Crude unit capacity utilized	**92%**	93%	98%
Conversion capacity*** (thousands of barrels daily) at December 31	**407.0**	392.0	372.0
Conversion capacity utilized	**94%**	95%	101%

* Wholesale sales revenue less related cost of crude oil, other feedstocks, product purchases and terminalling and transportation divided by production available for sale.

** Reflects a 10 thousand barrels-per-day increase in MidContinent Refining in July 2007 attributable to a crude unit debottleneck project at the Toledo refinery.

*** Represents capacity to upgrade lower-value, heavier petroleum products into higher-value, lighter products. Reflects a 15 thousand barrels-per-day increase in Northeast Refining in May 2007 and a 20 thousand barrels-per-day increase in MidContinent Refining in June 2006 attributable to expansion projects.

Refining and Supply segment results decreased $109 million in 2007 largely due to higher expenses ($92 million) and lower realized margins ($44 million), partially offset by higher production volumes ($6 million) and a lower effective income tax rate ($18 million). The lower margins reflect the negative impact of higher average crude oil costs, while the higher expenses were largely the result of costs associated with major turnaround and expansion work at the Philadelphia refinery and turnaround work at the Tulsa refinery and increased operating costs to produce low-sulfur fuels. The work at the Philadelphia refinery reduced 2007 production by 10 million barrels, while the turnaround at the Tulsa refinery negatively impacted 2007 production by 3 million barrels.

Refining and Supply segment results decreased $66 million in 2006 largely due to lower production volumes ($48 million) and higher expenses ($103 million), partially offset by higher realized margins ($73 million), reflecting strong diesel fuel and petrochemical margins in MidContinent Refining, and a benefit attributable to LIFO inventory profits ($16 million). Strong premiums for ethanol-blended gasoline and low-sulfur diesel fuel supported the wholesale marketplace during 2006. In addition, margins benefited in 2005 as a result of the supply disruptions on the Gulf Coast caused by Hurricanes Katrina and Rita. The lower volumes were in part due to scheduled and unscheduled maintenance activities, while the higher expenses were mainly the result of higher fuel and maintenance costs and low-sulfur fuel production costs.

Retail Marketing

The Retail Marketing business sells gasoline and middle distillates at retail and operates convenience stores in 27 states, primarily on the East Coast and in the Midwest region of the United States.

	2007	2006	2005
Income (millions of dollars)	**$69**	$76	$30
Retail margin* (per barrel):			
Gasoline	**$3.92**	$4.16	$3.39
Middle distillates	**$5.05**	$4.69	$4.49
Sales (thousands of barrels daily):			
Gasoline	**301.0**	303.2	298.3
Middle distillates	**40.6**	42.9	45.3
	341.6	346.1	343.6
Retail gasoline outlets	**4,684**	4,691	4,763

*Retail sales price less related wholesale price and terminalling and transportation costs per barrel. The retail sales price is the weighted-average price received through the various branded marketing distribution channels.

Retail Marketing segment income decreased $7 million in 2007 primarily due to lower average retail gasoline margins ($15 million) and higher expenses ($6 million), which include a $3 million after-tax charge associated with a litigation settlement in 2007 and a $6 million after-tax charge related to an environmental litigation accrual in 2006. Partially offsetting these negative factors were higher gains attributable to the Retail Portfolio Management program ($11 million) and higher average distillate margins ($3 million).

Retail Marketing segment income increased $46 million in 2006 primarily due to higher average retail gasoline margins ($50 million), higher gasoline sales volumes ($4 million) and higher gains attributable to the Retail Portfolio Management program ($5 million). Partially offsetting these positive factors were the charge related to an environmental litigation accrual ($6 million) and lower non-gasoline income ($6 million).

During the 2005-2007 period, Sunoco generated $162 million of divestment proceeds related to the sale of 211 sites under a Retail Portfolio Management ("RPM") program to selectively reduce the Company's invested capital in Company-owned or leased sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. During 2007, 2006 and 2005, net after-tax gains totaling $21, $10 and $5 million, respectively, were recognized in connection with the RPM program. Sunoco expects to continue to identify sites for divestment in the future.

Chemicals

The Chemicals business manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia, PA refinery and the Eagle Point refinery in Westville, NJ. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon Products Company, LLC ("Epsilon") facility. The Chemicals business also distributes and markets these products.

	2007	2006	2005
Income (millions of dollars)	**$26**	$43	$94
Margin* (cents per pound):			
All products**	**9.8¢**	9.9¢	12.1¢
Phenol and related products	**8.5¢**	8.0¢	10.9¢
Polypropylene**	**11.6¢**	12.4¢	13.9¢
Sales (millions of pounds):			
Phenol and related products	**2,508**	2,535	2,579
Polypropylene	**2,297**	2,243	2,218
Other	**80**	88	91
	4,885	4,866	4,888

* Wholesale sales revenue less the cost of feedstocks, product purchases and related terminalling and transportation divided by sales volumes.

** The polypropylene and all products margins include the impact of a long-term supply contract with Equistar Chemicals, L.P. which is priced on a cost-based formula that includes a fixed discount.

Chemicals segment income decreased $17 million in 2007 primarily due to higher expenses ($9 million), lower margins ($3 million) and the absence of a deferred tax benefit recognized in 2006 as a result of a state tax law change ($4 million).

Chemicals segment income decreased $51 million in 2006 primarily due to lower margins for both phenol and polypropylene ($67 million). The decrease in margins reflects softness in product demand and higher feedstock costs. Partially offsetting these negative factors were lower expenses ($9 million) and the deferred tax benefit ($4 million) resulting from the state tax law change.

During 2007, Sunoco decided to permanently shut down a previously idled phenol production line at its Haverhill, OH plant that had become uneconomic to restart. In connection therewith, the Company recorded an $8 million after-tax provision to write off the affected production line. During 2007, Sunoco also recorded a $7 million after-tax loss associated with the sale of its Neville Island, PA terminal facility, which included an accrual for enhanced pension benefits associated with employee terminations and for other required exit costs. These items are reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. ("Honeywell") for phenol produced at Sunoco's Philadelphia chemical plant from June 2003 through April 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed. Such damages, which were paid to Honeywell in April 2006, were recorded as a charge against 2005 earnings and are shown separately as Phenol Supply Contract Dispute under Corporate and Other in the Earnings Profile of Sunoco Businesses. The pricing through July 2009 will be based essentially on the pricing formula established in the arbitration proceeding. (See Note 2 to the consolidated financial statements.)

Epsilon, the Company's consolidated joint venture, was unable to repay its $120 million term loan that was due in September 2006 and the $31 million of borrowings under its $40 million revolving credit facility that matured in September 2006. Upon such default, the lenders made a demand on Sunoco, Inc., as guarantor, and Sunoco, Inc. satisfied its guarantee obligations in the third quarter of 2006. As a result, Sunoco, Inc. became subrogated to the rights and privileges of the former debtholders. In January 2007, Sunoco, Inc., as subrogee, made a demand for payment of the outstanding amounts, but Epsilon was unable to make payment. Sunoco, Inc., Epsilon and the Epsilon joint-venture partners were parties in litigation to resolve this matter. In December 2007, in connection with mediation concerning this litigation, Sunoco agreed to purchase the joint-venture partner's interest in Epsilon for $18 million. All litigation concerning this matter is now settled.

Logistics

The Logistics business operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics business has an ownership interest in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P. (the "Partnership"), a consolidated master limited partnership. Sunoco has a 43 percent interest in Sunoco Logistics Partners L.P., which includes its 2 percent general partnership interest (see "Capital Resources and Liquidity—Other Cash Flow Information" below).

	2007	2006	2005
Income (millions of dollars)	**$45**	$36	$22
Pipeline and terminal throughput (thousands of barrels daily)*:			
Unaffiliated customers	**1,137**	1,033	838
Affiliated customers	**1,665**	1,644	1,663
	2,802	2,677	2,501

*Excludes joint-venture operations.

Logistics segment income increased $9 million in 2007 largely due to higher earnings from terminalling operations, crude oil acquisition and marketing activities and the Partnership's acquisitions completed in 2006, partially offset by a reduction in Sunoco's ownership in the Partnership subsequent to the public equity offering in 2006.

Logistics segment income increased $14 million in 2006 primarily due to the absence of: a $5 million after-tax accrual attributable to a pipeline spill in January 2005; a $3 million after-tax charge for environmental remediation activities and asset impairments; and a $2 million unfavorable tax adjustment. Also contributing to the increase were higher earnings attributable to Eastern pipeline operations and crude oil acquisition and marketing activities as well as operating results from the Partnership's acquisitions completed in 2006 and 2005. Partially offsetting these positive factors in 2006 was Sunoco's reduced ownership in the Partnership subsequent to the public equity offerings in 2006 and 2005. During the 2005-2006 period, the Partnership issued a total of 7.1 million limited partnership units in a series of public offerings and redeemed 2.8 million limited partnership units owned by Sunoco, thereby reducing Sunoco's ownership in the Partnership from 63 percent to 43 percent.

In March 2006, the Partnership purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. ("Black Hills") for $41 million and the other from affiliates of Alon USA Energy, Inc. for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. During 2007, the Partnership continued its construction of seven new crude oil storage tanks, four of which were placed into service in 2007. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company, which owns a crude oil pipeline system in the Midwest. Sunoco did not recognize any gain or loss on this transaction. In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million and, in the fourth quarter of 2005, completed the construction of a $16 million, 20-mile crude oil pipeline connecting these assets to the West Texas Gulf Pipeline, which is 43.8 percent owned by the Partnership. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37 percent ownership interest.

Coke

The Coke business, through SunCoke Energy, Inc. (formerly, Sun Coke Company) and its affiliates (individually and collectively, "SunCoke Energy"), currently makes high-quality, blast-furnace coke at its Indiana Harbor facility in East Chicago, IN, at its Jewell facility in Vansant, VA, at its Haverhill facility in Franklin Furnace, OH, and at a facility in Vitória, Brazil, and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity, the Haverhill plant produces steam that is sold to Sunoco's Chemicals business and the Vitória plant produces steam that is sold to the majority common shareholder of the project company that developed the facility. The Vitória, Brazil facility commenced limited operations in the first quarter of 2007, with full production achieved in the fourth quarter. SunCoke Energy is the operator of the Vitória facility, and, during the fourth quarter of 2007, increased its investment in the project company, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. An additional cokemaking facility and associated cogeneration power plant are currently under construction at the Haverhill site, which are expected to be operational in the second half of 2008.

	2007	2006	2005
Income (millions of dollars)	**$29**	$50	$48
Coke production (thousands of tons):			
United States	**2,469**	2,510	2,405
Brazil	**1,091**	—	—

Coke segment income decreased $21 million in 2007 primarily due to a $12 million increase in the partial phase-out of tax credits resulting from the high level of crude oil prices and the absence of a $3 million investment tax credit adjustment related to the Haverhill facility. Also contributing to the decline in earnings were higher costs and lower sales prices at the Jewell coal operations and higher depreciation and selling, general and administrative expenses. Partially offsetting these negative factors was $4 million of income from the 1.7 million tons-per-year cokemaking facility in Vitória, Brazil. In 2007 and 2006, Coke recorded 30 and 65 percent, respectively, of the tax credits that otherwise would have been available without regard to the phase-out provisions with the partial phase-out reducing earnings by $20 and $8 million, respectively, during those periods.

Coke segment income increased $2 million in 2006 due primarily to tax credits attributable to Coke's existing Jewell and Haverhill cokemaking facilities, which benefited Coke's income by $6 million in 2006, and the $3 million investment tax credit adjustment related to the Haverhill facility. Also contributing to the improvement in Coke's earnings were higher income from the Haverhill facility and lower selling, general and administrative expenses. Partially offsetting these positive factors were the $8 million partial phase-out of tax credits during 2006 and the absence of a gain from a litigation settlement.

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments. In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in 2006 in connection with this transaction. This loss is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses.

The returns of the investors in the Indiana Harbor cokemaking operations were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 at which time the investor entitled to the preferential return recovered its investment and achieved a cumulative annual after-tax return of approximately 10 percent. After payment of the preferential return, the investors in the Indiana Harbor operations are now entitled to a minority interest in the related net income amounting to 34 percent which declines to 10 percent by 2038.

Prior to completion of the preferential return periods, expense was recognized to reflect the investors' preferential returns in the Jewell and Indiana Harbor operations. Such expense, which is included in Net Financing Expenses and Other under Corporate and Other in the Earnings Profile of Sunoco Businesses, totaled $13, $31 and $27 million after tax in 2007, 2006 and 2005, respectively. The 2006 amount includes $9 million after tax attributable to the third-party investor's preferential return in the Jewell cokemaking operation. As a result of Sunoco's acquisition of the investor's interest in this operation, such investor is no longer entitled to any preferential or residual return. Income is recognized by the Coke business as coke production and sales generate cash flows and tax benefits. Such cash flows and tax benefits were allocated to Sunoco and the third-party investors prior to completion of the preferential return periods. The Coke business' after-tax income attributable to the tax benefits, which primarily consist of nonconventional fuel credits, was $20, $38 and $38 million after tax in 2007, 2006 and 2005, respectively. Under existing tax law, beginning in 2008, most of the coke production at Jewell and all of the coke production at Indiana Harbor are no longer eligible to generate nonconventional fuel tax credits. With the completion of the preferential return periods, the third-party investor's share of net income is now recognized as minority interest expense by the Coke business.

With respect to the Jewell operation, beginning in 2008, the pricing for coke production from this facility (700 thousand tons per year) changed from a fixed price to a price equal to the delivered cost of coal multiplied by an adjustment factor as well as the pass through of transportation costs, operating costs indexed for inflation and a fixed-price component. Based on current coal prices, the estimated impact of this increase in coke selling prices for Jewell production along with the expiration of tax credits as well as income from the cokemaking operations in Vitória, Brazil and from the new cokemaking facility and associated cogeneration power plant at SunCoke Energy's Haverhill site (see below), collectively are expected to increase Coke's annual after-tax income to approximately $80-$85 million for 2008.

In February 2007, SunCoke Energy entered into an agreement with two customers under which SunCoke Energy will build, own and operate a second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant at its Haverhill site. Construction of these facilities, which is estimated to cost approximately $250 million, is currently underway, and the facilities are expected to be operational in the second half of 2008. In connection with this agreement, the customers agreed to purchase, over a 15-year period, a combined 550 thousand tons per year of coke from the cokemaking facility. In addition, the heat recovery steam generation associated with the cokemaking process will produce and supply steam to the 67 megawatt turbine, which will provide, on average, 46 megawatts of power into the regional power market.

SunCoke Energy is currently discussing other opportunities for developing new heat recovery cokemaking facilities with several domestic and international steel companies. Such cokemaking facilities could be either wholly owned or owned through a joint venture with one or more parties. The steel company customers would be expected to purchase coke production and, as applicable, steam or electrical power production under long-term take-or-pay contracts or on an equivalent basis.

Corporate and Other

Corporate Expenses—Corporate administrative expenses increased $9 million in 2007 in part due to higher charitable contributions expense. In 2006, corporate administrative expenses decreased $26 million primarily due to lower accruals for performance-related incentive compensation and the absence of a $6 million after-tax accrual for the adoption of a new accounting interpretation related to asset retirement obligations that was recorded in 2005.

Net Financing Expenses and Other—Net financing expenses and other decreased $8 million in 2007 primarily due to higher capitalized interest ($7 million), lower expenses attributable to the preferential return of third-party investors in Sunoco's cokemaking operations ($18 million) and the absence of a loss pertaining to the purchase of the minority interest in the Jewell cokemaking operations ($3 million), partially offset by lower interest income ($6 million), higher interest expense ($8 million) and the absence of a net gain attributable to income tax matters ($5 million). Included in the preferential return expense in 2006 was a $7 million after-tax charge attributable to a computational error. In 2006, net financing expenses and other increased $4 million primarily due to a decrease in capitalized interest ($6 million), the loss pertaining to the purchase of the Jewell minority interest ($3 million) and the charge attributable to the preferential return error correction ($7 million), partially offset by the net gain attributable to income tax matters ($5 million) and higher interest income ($7 million).

Issuance of Sunoco Logistics Partners L.P. Limited Partnership Units—During 2007, Sunoco recognized a $90 million after-tax gain related to the prior issuance of limited partnership units of the Partnership to the public. (See Note 2 to the consolidated financial statements.)

Asset Write-Downs and Other Matters—During 2007, Sunoco recorded an $8 million after-tax provision to write off a previously idled phenol line at Chemicals' Haverhill, OH plant which was permanently shut down; recorded a $7 million after-tax loss related to the sale of Chemicals' Neville Island, PA terminal facility, which included an accrual for enhanced pension benefits associated with employee terminations and for other required exit costs; and recorded a $17 million after-tax accrual related to the settlement in principle of certain MTBE litigation. (See Notes 2 and 14 to the consolidated financial statements.)

Income Tax Matters—During 2005, Sunoco settled certain federal income tax issues and established a provision for certain state and local tax matters, the net effect of which was to increase net income by $18 million. (See Note 4 to the consolidated financial statements.)

Phenol Supply Contract Dispute—During 2005, Sunoco recognized a $56 million after-tax loss associated with Chemicals' phenol supply contract dispute. (See Note 2 to the consolidated financial statements.)

Analysis of Consolidated Statements of Income

Revenues—Total revenues were $44.73 billion in 2007, $38.72 billion in 2006 and $33.76 billion in 2005. The 16 percent increase in 2007 was primarily due to higher refined product prices and sales volumes, higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company's Logistics operations and a $151 million pretax gain recognized in 2007 related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units. In 2006, the 15 percent increase was primarily due to significantly higher refined product prices. Also contributing to the increase in 2006 were higher crude oil sales in connection with the crude oil gathering and marketing activities of the Company's Logistics operations. Partially offsetting these positive factors were lower refined product sales volumes.

Costs and Expenses—Total pretax costs and expenses were $43.32 billion in 2007, $37.14 billion in 2006 and $32.18 billion in 2005. The 17 percent increase in 2007 was primarily due to higher crude oil and refined product acquisition costs resulting largely from price increases and higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company's Logistics operations. In 2006, the 15 percent increase was primarily due to significantly higher crude oil and refined product acquisition costs resulting from price increases. Also contributing to the increase in total pretax costs and expenses in 2006 were higher crude oil costs in connection with the crude oil gathering and marketing activities of the Company's Logistics operations.

Financial Condition

Capital Resources and Liquidity

Cash and Working Capital—At December 31, 2007, Sunoco had cash and cash equivalents of $648 million compared to $263 million at December 31, 2006 and $919 million at December 31, 2005 and had a working capital deficit of $1,002 million compared to $740 million at December 31, 2006 and $484 million at December 31, 2005. The $385 million increase in cash and cash equivalents in 2007 was due to $2,367 million of net cash provided by operating activities ("cash generation"), partially offset by a $1,193 million net use of cash in investing activities and a $789 million net use of cash in financing activities. The $656 million decrease in cash and cash equivalents in 2006 was due to a $1,089 million net use of cash in investing activities and a $551 million net use of cash in financing activities, partially offset by $984 million of cash generation. Sunoco's working capital position is considerably stronger than indicated because of the relatively low historical costs assigned under the LIFO method of accounting for most of the inventories reflected in the consolidated balance sheets. The current replacement cost of all such inventories exceeded their carrying value at December 31, 2007 by $3,868 million. Inventories valued at LIFO, which consist of crude oil as well as petroleum and chemical products, are readily marketable at their current replacement values. Management believes that the current levels of cash and working capital are adequate to support Sunoco's ongoing operations.

Cash Flows from Operating Activities—In 2007, Sunoco's cash generation was $2,367 million compared to $984 million in 2006 and $2,069 million in 2005. The $1,383 million increase in cash generation in 2007 was primarily due to a decrease in working capital levels pertaining to operating activities and the absence of a $95 million payment of damages to Honeywell International Inc. in 2006 in connection with a phenol supply contract dispute, partially offset by lower net income. The $1,085 million decrease in cash generation in 2006 was primarily due to an increase in working capital levels pertaining to operating activities, reflecting an increase in refined product inventories. Also contributing to the decrease in cash generation were the $95 million payment of damages to Honeywell and the absence of $48 million of cash proceeds received in 2005 in connection with a power contract restructuring. Increases in crude oil prices typically increase cash generation as the payment terms on Sunoco's crude oil purchases are generally longer than the terms on product sales. Conversely, decreases in crude oil prices typically result in a decline in cash generation. Crude oil prices increased in 2007, which generated significant cash for Sunoco, and were essentially flat at year-end 2006 compared to year-end 2005.

Other Cash Flow Information—Divestment activities also have been a source of cash. During the 2005-2007 period, proceeds from divestments totaled $174 million and related primarily to the divestment of retail gasoline outlets.

During the 2005-2006 period, Sunoco Logistics Partners L.P. issued a total of 7.1 million limited partnership units in a series of public offerings, generating $270 million of net proceeds. Coincident with certain of these offerings, the Partnership redeemed 2.8 million limited partnership units owned by Sunoco for $99 million. Upon completion of these transactions, Sunoco's interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent.

The Partnership, which is included in Sunoco's consolidated financial statements, distributes to its general and limited partners all available cash (generally cash on hand at the end of each quarter less the amount of cash the general partner determines in its reasonable discretion is necessary or appropriate to: provide for the proper conduct of the Partnership's business; comply with applicable law, any of the Partnership's debt instruments or other agreements; pay fees and expenses, including payments to the general partner; or provide funds for distribution to unitholders and to the general partner for any one or more of the next four quarters). The minimum quarterly distribution is $.45 per limited partnership unit. As of December 31, 2007 and 2006, Sunoco owned 12.06 million limited partnership units. At December 31, 2006, this ownership interest consisted of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco's subordinated units were payable only after the minimum quarterly distributions for the common units held by the public and Sunoco, including any arrearages, had been made. The subordinated units were convertible to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods had been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco's subordinated units have been converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005. During the 2002-2007 period, the Partnership increased its quarterly distribution per unit from the minimum of $.45 to $.87.

The Partnership's prior issuance of common units to the public resulted in an increase in the value of Sunoco's proportionate share of the Partnership's equity as the issuance price per unit exceeded Sunoco's carrying amount per unit at the time of issuance. Prior to February 2007, the resultant gain to Sunoco on these transactions had been deferred as a component of minority interest in the Company's consolidated balance sheet as the common units issued did not represent residual interests in the Partnership due to Sunoco's ownership of the subordinated units. The deferred gain, which amounted to $90 million after tax, was recognized in income during the first quarter of 2007 when Sunoco's remaining subordinated units converted to common units at which time the common units became the residual interests.

The Partnership acquired interests in various pipelines and other logistics assets during the 2005-2007 period, which were financed with long-term borrowings or from the proceeds from the equity offerings (see "Capital Expenditures and Acquisitions" below). The Partnership intends to take advantage of additional growth opportunities in the future, both within its current system and with third-party acquisitions. The Partnership expects to finance these capital outlays with a combination of long-term borrowings and the issuance of additional limited partnership units to the public to maintain a balanced capital structure. Any issuance of limited partnership units to the public would dilute Sunoco's ownership interest in the Partnership.

Sunoco has entered into various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco's usage of the various assets during 2007 is expected to exceed the minimum required amounts under substantially all of these agreements. If, other than as a result of force majeure, Sunoco fails to meet its minimum obligations under these agreements, it would be required to pay the amount of any shortfall to the Partnership. Any such payments would be available as a credit in the following year after Sunoco's minimum obligation for the year had been met. Sunoco's obligations under these agreements may be reduced or suspended under certain circumstances. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco to the Partnership and provide indemnifications by Sunoco to the Partnership for certain environmental, toxic tort and other liabilities.

Financial Capacity—Management currently believes that future cash generation will be sufficient to satisfy Sunoco's ongoing capital requirements, to fund its pension obligations (see "Pension Plan Funded Status" below) and to pay the current level of cash dividends on Sunoco's common stock. However, from time to time, the Company's short-term cash requirements may exceed its cash generation due to various factors including reductions in margins for products sold and increases in the levels of capital spending (including acquisitions) and working capital. During those periods, the Company may supplement its cash generation with proceeds from financing activities.

The Company has a $1.3 billion revolving credit facility (the "Facility"), of which $1.2245 billion matures in August 2012 with the balance maturing in August 2011. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2007, the Company's tangible net worth was $2.8 billion and its targeted tangible net worth was $1.7 billion. The Facility also requires that Sunoco's ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2007, this ratio was .27 to 1. At December 31, 2007, the Facility was being used to support $103 million of floating-rate notes due in 2034.

Sunoco Logistics Partners L.P. had a $300 million revolving credit facility, which was scheduled to mature in November 2010. In August 2007, the Partnership replaced this facility with a new $400 million revolving credit facility, which expires in November 2012. During August 2007, $115 million was drawn against the new facility, which was used to repay the then outstanding borrowings under the former facility. The new facility is available to fund the Partnership's working capital requirements, to finance acquisitions, and for general partnership purposes. Amounts outstanding under these facilities totaled $91 and $68 million at December 31, 2007 and 2006, respectively. The new facility contains a covenant requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt (including letters of credit) to its consolidated EBITDA (each as defined in the new facility). At December 31, 2007, the Partnership's ratio of its consolidated debt to its consolidated EBITDA was 2.7 to 1.

The following table sets forth Sunoco's outstanding debt:

	December 31	
(Millions of Dollars)	**2007**	2006
Short-term borrowings	**$ —**	$ 275
Current portion of long-term debt	**4**	7
Long-term debt	**1,724**	1,705
Total debt*	**$1,728**	$1,987

*Includes $515 and $492 million at December 31, 2007 and 2006, respectively, attributable to Sunoco Logistics Partners L.P.

Management believes there is sufficient borrowing capacity available to pursue strategic opportunities as they arise. In addition, the Company has the option of issuing additional common or preference stock or selling an additional portion of its Sunoco Logistics Partners L.P. interests, and Sunoco Logistics Partners L.P. has the option of issuing additional common units.

Contractual Obligations—The following table summarizes the Company's significant contractual obligations:

(Millions of Dollars)	Total	Payment Due Dates 2008	2009-2010	2011-2012	Thereafter
Total debt:					
Principal	$ 1,728	$ 4	$ 156	$ 659	$ 909
Interest	708	106	199	157	246
Operating leases*	1,016	155	240	134	487
Purchase obligations:					
Crude oil, other feedstocks and refined products**	17,402	11,416	2,096	1,368	2,522
Convenience store items***	362	235	127	—	—
Transportation and distribution	1,789	330	490	438	531
Fuel and utilities	672	130	219	216	107
Obligations supporting financing arrangements†	62	8	16	16	22
Properties, plants and equipment	135	135	—	—	—
Other	138	33	43	26	36
	$24,012	$12,552	$3,586	$3,014	$4,860

* Includes $232 million pertaining to lease extension options which are assumed to be exercised.

** Includes feedstocks for chemical manufacturing and coal purchases for cokemaking operations.

*** Actual amounts will vary based upon the number of Company-operated convenience stores and the level of purchases.

† Represents fixed and determinable obligations to secure wastewater treatment services at the Toledo refinery and coal handling services at the Indiana Harbor cokemaking facility.

Sunoco's operating leases include leases for marine transportation vessels, service stations, office space and other property and equipment. Operating leases include all operating leases that have initial noncancelable terms in excess of one year. Approximately 26 percent of the $1,016 million of future minimum annual rentals relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2007. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

A purchase obligation is an enforceable and legally binding agreement to purchase goods or services that specifies significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Sunoco has various obligations to purchase in the ordinary course of business: crude oil, other feedstocks and refined products; convenience store items; transportation and distribution services, including pipeline and terminal throughput and railroad services; and fuel and utilities. Approximately one third of the contractual obligations to purchase crude oil, other feedstocks and refined products reflected in the above table for 2008 relates to spot-market purchases to be satisfied within the first 60-90 days of the year. Sunoco also has contractual obligations supporting financing arrangements of third parties, contracts to acquire or construct properties, plants and equipment, and other contractual obligations, primarily related to services and materials, including commitments to purchase supplies and various other maintenance, systems and communications services. Most of Sunoco's purchase obligations are based on market prices or formulas based on market prices. These purchase obligations generally include fixed or minimum volume requirements. The purchase obligation amounts in the table above are based on the minimum quantities to be purchased at estimated prices to be paid based on current market conditions. Accordingly, the actual amounts may vary significantly from the estimates included in the table.

Sunoco also has obligations pertaining to unrecognized tax benefits and related interest and penalties amounting to $86 million, which have been excluded from the table above as the Company does not believe it is practicable to make reliable estimates of the periods in which payments for these obligations will be made. In addition, Sunoco has obligations with respect to its defined benefit pension plans and postretirement health care plans, which have also been excluded from the table above (see "Pension Plan Funded Status" below and Note 9 to the consolidated financial statements).

Capital Expenditures and Acquisitions

The Company expects capital expenditures to be approximately $3.7 billion over the 2007-2009 period. Approximately $700-$900 million annually is anticipated to be spent in Refining and Supply, including a total of approximately $600 million for income improvement projects over the three-year period. In addition, Refining and Supply's capital expenditures during the 2007-2009 period include approximately $550 million to be spent largely to complete projects at its Philadelphia and Toledo refineries under a 2005 Consent Decree, which settled certain alleged violations under the Clean Air Act. Subsequently, additional capital outlays related to projects at the Marcus Hook and Tulsa refineries are expected to be made under the 2005 Consent Decree through 2013. The current status of the above capital projects ranges from the preliminary design and engineering phase to the construction phase. During the 2006-2007 period, market conditions for engineering, procurement and construction of refinery projects tightened, resulting in increased costs and project delays.

In May 2007, Refining and Supply completed a $525 million project to expand the capacity of one of the fluid catalytic cracking units at the Philadelphia refinery by 15 thousand barrels per day, which enables an upgrade of an additional 15-20 thousand barrels per day of residual fuel production into higher-value gasoline and distillate production and expands crude oil flexibility (the "Philadelphia Project"). Capital outlays pertaining to the Philadelphia Project amounted to $203, $279 and $43 million in 2007, 2006 and 2005, respectively. Refining and Supply's capital program also included a $53 million project completed in July 2007 which expands the Toledo refinery's crude processing capability by 10 thousand barrels per day. In 2008, additional work is planned at this facility to expand crude processing capability by an additional 5 thousand barrels per day.

The Refining and Supply capital plan for the 2007-2009 period includes a project at the Philadelphia refinery to reconfigure a previously idled hydrocracking unit to enable desulfurization of diesel fuel. This project, which is scheduled for completion in 2009 at an estimated cost of $285 million, is designed to increase the facility's ultra-low-sulfur diesel fuel production capability by 45 thousand barrels per day by upgrading current production of 35 thousand barrels per day of temporary compliance order diesel fuel (TCO) and 10 thousand barrels per day of heating oil. In addition, a project at the Tulsa refinery, which includes a new 24 thousand barrels-per-day hydrotreating unit, sulfur recovery unit and tail gas treater, is designed to enable the production of diesel fuel that meets new product specifications and result in increased feedstock flexibility and an upgraded product slate. This project is scheduled for completion in mid-2010 at an estimated cost of $400 million. Most of the capital for the project is expected to be spent in 2009.

While a significant change in the overall level of total capital spending in Refining and Supply during the 2008-2009 period is not expected, the pressures on project scope, costs and timing as well as labor productivity issues attributable to the current market environment could result in the extension of project completion dates and the deferral of some lower-return projects. The Company may also elect to cancel or reduce the scope of projects which no longer meet required investment-return criteria.

The following table sets forth Sunoco's planned and actual capital expenditures for additions to properties, plants and equipment. Actual capital expenditures are presented in a manner consistent with the 2008 plan amounts in the table as well as with amounts presented in Sunoco's consolidated financial statements. The Company's significant acquisitions (see Note 2 to the consolidated financial statements) are included as footnotes to the table so that total capital outlays for each business unit can be determined.

(Millions of Dollars)	**2008 Plan**	**2007**	2006	2005
Refining and Supply	**$ 899**	**$ 700**	$ 712	$687
Retail Marketing	**157**	**111**	112	117
Chemicals	**64**	**66***	62**	55
Logistics	**127**	**120**	119***	79†
Coke	**102**	**182††**	14†††	32
Consolidated capital expenditures	**$1,349**	**$1,179**	$1,019	$970

* Excludes $18 million acquisition of the minority interest in the Epsilon polypropylene operations.

** Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.

*** Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million.

† Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in the Mesa Pipeline.

†† Excludes $39 million investment in Brazilian cokemaking operations.

††† Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations.

The Company's 2008 planned capital expenditures consist of $406 million for income improvement projects, as well as $365 million for base infrastructure spending, $151 million for turnarounds at the Company's refineries, $273 million for projects at the Philadelphia and Toledo refineries under the 2005 Consent Decree and $154 million for other environmental projects, including $73 million related to a project at the Tulsa refinery to enable the production of diesel fuel that meets new product specifications. The $406 million of outlays for income improvement projects consist of $158 million related to the project at the Philadelphia refinery to increase ultra-low-sulfur-diesel fuel production capability, $40 million for other refinery upgrade projects, $100 million related to growth opportunities in the Logistics business, including amounts attributable to projects to increase crude oil storage capacity at the Partnership's Nederland terminal and to add a crude oil pipeline which will connect the terminal to Motiva Enterprise LLC's Port Arthur, TX refinery, $79 million towards construction of an approximately $250 million second 550 thousand tons-per-year cokemaking facility and associated cogeneration power plant in Haverhill, OH and $29 million for various other income improvement projects in Chemicals and Retail Marketing. The $365 million of base infrastructure spending includes several projects to upgrade Sunoco's existing asset base. These projects include $18 million for new processing equipment, boilers and reinstrumentation projects at the Company's refineries and $94 million for additional investments to upgrade Sunoco's existing retail network and enhance its APlus® convenience store presence.

The Company's 2007 capital expenditures consisted of $494 million for income improvement projects, as well as $358 million for base infrastructure spending, $97 million for turnarounds at the Company's refineries, $182 million for projects at the Philadelphia and Toledo refineries under the 2005 Consent Decree and $48 million for other environmental projects. The $494 million of outlays for income improvement projects consisted of $126 million attributable to the Philadelphia Project, $24 million attributable to the crude unit debottleneck project at the Toledo refinery, $33 million relating to the project at the Philadelphia refinery to increase ultra-low-sulfur-diesel fuel production capability, $35 million for other refinery upgrade projects, $94 million related to growth opportunities in the Logistics business, $165 million towards construction of the second cokemaking facility and associated cogeneration power plant in Haverhill, OH and $17 million for various other income improvement projects in Chemicals and Retail Marketing. The $358 million of base infrastructure spending included several projects to upgrade Sunoco's existing asset base. These projects include $31 million for new processing equipment, boilers and re-instrumentation projects at the Company's refineries and $86 million for additional investments to upgrade Sunoco's existing retail network and enhance its APlus® convenience store presence.

The 2006 capital expenditures consisted of $285 million for base infrastructure and maintenance, $65 million for refinery turnarounds, $118 million to complete spending to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements (see "Environmental Matters" below), $164 million for other environmental projects and $387 million for income improvement projects. Base infrastructure spending included $28 million for new processing equipment, boilers and reinstrumentation projects at the Company's refineries and $74 million for additional investments to upgrade Sunoco's existing retail network and enhance its APlus® convenience store presence. The income improvement spending consisted of $193 million associated with the Philadelphia Project; $27 million associated with the crude unit debottleneck project at the Toledo refinery; $89 million for growth opportunities in the Logistics business, including work on projects to expand the Nederland terminal's pipeline connectivity and storage capacity; and $78 million for various other income improvement projects across the Company.

The 2005 capital expenditures consisted of $260 million for base infrastructure and maintenance, $49 million for refinery turnarounds, $404 million to comply with the Tier II low-sulfur gasoline and on-road diesel fuel requirements, $94 million for other environmental projects and $163 million for income improvement projects. Base infrastructure spending included $17 million for new processing equipment, boilers and re-instrumentation projects at the Company's refineries and $78 million for additional investments to upgrade Sunoco's existing retail network and enhance its APlus® convenience store presence. The income improvement spending consisted of $27 million associated with the Philadelphia Project, $16 million to upgrade the crude oil pipeline and storage facilities in Texas that were acquired from ExxonMobil, $22 million to complete the construction of the first Haverhill cokemaking facility and $98 million for various other income improvement projects across the Company.

Pension Plan Funded Status

The following table sets forth the components of the change in market value of the investments in Sunoco's defined benefit pension plans:

(Millions of Dollars)	December 31 2007	2006
Balance at beginning of year	**$1,287**	$1,196
Increase (reduction) in market value of investments resulting from:		
Net investment income	**75**	149
Company contributions	**100**	100
Plan benefit payments	**(147)**	(158)
Balance at end of year	**$1,315**	$1,287

Management currently anticipates making up to $100 million of voluntary contributions to its funded defined benefit plans in 2008. Management believes that the pension plans can be funded over time without a significant impact on liquidity. Future changes in the financial markets and/or interest rates could result in additional significant increases or decreases to the accumulated other comprehensive loss component of shareholders' equity and to future pension expense and funding requirements.

Environmental Matters

General

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco's businesses, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities. Existing laws and regulations have required, and are expected to continue to require, Sunoco to make significant expenditures of both a capital and an expense nature. The following table summarizes Sunoco's expenditures for environmental projects and compliance activities:

(Millions of Dollars)	**2007**	2006	2005
Pollution abatement capital*	**$230**	$282	$498
Remediation	**41**	42	50
Operations, maintenance and administration	**196**	266	192
	$467	$590	$740

*Capital expenditures for pollution abatement include amounts to comply with the Tier II low-sulfur fuel requirements (completed in 2006), the Consent Decrees pertaining to certain alleged Clean Air Act violations at the Company's refineries and, in 2008 and 2009, the project at the Tulsa refinery to enable the production of diesel fuel that meets new product specifications. Pollution abatement capital outlays are expected to approximate $427 and $382 million in 2008 and 2009, respectively.

Remediation Activities

Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco's facilities and at formerly owned or third-party sites. Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss," requires that the minimum of the range be accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	**2007**	2006
Accrued liabilities	**$ 39**	$ 36
Other deferred credits and liabilities	**83**	85
	$122	$121

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Retail Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2004	$ 48	$ 74	$ 5	$15	$ 4	$ 2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$ 36	$ 78	$ 3	$15	$ 3	$ 2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$ 34	$ 69	$ 3	$12	$ 2	$ 1	$121
Accruals	**13**	**19**	**2**	**5**	**2**	**—**	**41**
Payments	**(12)**	**(21)**	**(1)**	**(5)**	**(2)**	**—**	**(41)**
Other	**—**	**—**	**—**	**—**	**1**	**—**	**1**
At December 31, 2007	**$ 35**	**$ 67**	**$ 4**	**$12**	**$ 3**	**$ 1**	**$122**

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA") (which relates to solid and hazardous waste treatment, storage and disposal), Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's retail marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE (see "Regulatory Matters" below).

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2007, Sunoco had been named as a PRP at 33 sites identified or potentially identifiable as "Superfund" sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco's level of participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, and formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $14 million at December 31, 2007 and are included principally in deferred charges and other assets in the consolidated balance sheets.

Regulatory Matters

The U.S. Environmental Protection Agency ("EPA") adopted rules under the Clean Air Act (which relates to emissions of materials into the air) that phased in limits on the sulfur content of gasoline beginning in 2004 and the sulfur content of on-road diesel fuel beginning in mid-2006 ("Tier II"). The rules include banking and trading credit systems, providing refiners flexibility through 2006 for low-sulfur gasoline and through May 2010 for on-road low-sulfur diesel. Tier II capital spending, which was completed in 2006, totaled $755 million. In addition, higher operating costs are being incurred as the low-sulfur fuels are produced. In May 2004, the EPA adopted another rule which is phasing in limits on the allowable sulfur content in off-road diesel fuel beginning in June 2007. This rule also provides for banking and trading credit systems. The ultimate impact of this rule may depend upon the effectiveness of the credit systems, Sunoco's flexibility to modify its production slate and the impact on any capital expenditures of technology selection, permitting requirements and construction schedules, as well as any effect on prices created by the changes in the level of off-road diesel fuel production.

In connection with the phase-in of these off-road diesel fuel rules, Sunoco intends to commence an approximately $400 million capital project at the Tulsa refinery, which includes a new 24 thousand barrels-per-day hydrotreating unit, sulfur recovery unit and tail gas treater. The project is scheduled for completion in mid-2010 and is designed to enable the production of diesel fuel that meets the new specifications and result in increased feedstock flexibility and an upgraded product slate. Most of the capital for the project is expected to be spent in 2009. In December 2007, Sunoco also announced that it is considering the potential sale of this facility.

National Ambient Air Quality Standards ("NAAQS") for ozone and fine particles promulgated in 2004 by the EPA have resulted in identification of non-attainment areas throughout the country, including Texas, Pennsylvania, Ohio, New Jersey and West Virginia, where Sunoco operates facilities. The EPA has designated certain areas, including Philadelphia and Houston, as "moderate" non-attainment areas for ozone, which requires them to meet the ozone requirements by 2010, before currently mandated federal control programs would take effect. If a region is not able to demonstrate attainment by 2010, there would be more stringent offset requirements, and, if a region cannot submit an approvable State Implementation Plan ("SIP"), there could be other negative consequences. In December 2006, the District of Columbia Circuit Court of Appeals overturned the EPA's ozone attainment plan, including revocation of Clean Air Act Section 185(a) fee provisions. Sunoco will likely be subject to non-attainment fees in Houston, but any additional costs are not expected to be material. In 2005, the EPA also identified 21 counties which, based on 2003-2004 data, now are in attainment of the fine particles standard. Sunoco's Toledo refinery is within one of these attainment areas. In September 2006, the EPA issued a final rule tightening the standard for fine particles. This standard is currently being challenged in federal court by various states and environmental groups. In March 2007, the EPA issued final rules to implement the 1997 fine particle matter (PM 2.5) standards. States have until April 2008 to submit plans to the EPA demonstrating attainment by 2010 or, at the latest, 2015. However, the March 2007 rule does not address attainment of the September 2006 standard. In June 2007, the EPA published a proposed ozone standard with a range of values that is more stringent than the one in the existing standard. Regulatory programs, when established to implement the EPA's air quality standards, could have an impact on Sunoco and its operations. However, the potential financial impact cannot be reasonably estimated until the EPA promulgates regulatory programs to attain the standards, and the states, as necessary, develop and implement revised SIPs to respond to the new regulations.

Through the operation of its refineries, chemical plants and coke plants, Sunoco's operations emit carbon dioxide. There are various legislative and regulatory measures to address greenhouse gas ("GHG") emissions which are in various stages of review, discussion or implementation. These include federal and state actions to develop programs for the reduction of GHG emissions. While it is currently not possible to predict the impact, if any, that these issues will have on the Company or the industry in general, they could result in increases in costs to operate and maintain the Company's facilities, as well as capital outlays for new emission control equipment at these facilities. In addition, regulations limiting GHG emissions or carbon content of products, which target specific industries such as petroleum refining or chemical or coke manufacturing could adversely affect the Company's ability to conduct its business and also may reduce demand for its products.

Under a law that was enacted in August 2005, a new renewable fuels mandate for ethanol use in gasoline was established (immediately in California and on May 5, 2006 for the rest of the nation). Although the act did not ban MTBE, during the second quarter of 2006, Sunoco discontinued the use of MTBE and increased its use of ethanol in gasoline. This change by Sunoco and other refiners in the industry has price and supply implications in the marketplace. In December 2007, another law was enacted which increases automobile mileage standards nearly 40 percent to 35 miles per gallon by 2020 and increases the renewable fuels mandate to 36 billion gallons per year by 2022. Any additional federal and state legislation could also have a significant impact on market conditions and the profitability of Sunoco and the industry in general.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline are defendants in approximately 77 lawsuits in 18 states and the Commonwealth of Puerto Rico which allege MTBE contamination in groundwater. Plaintiffs, who include water purveyors and municipalities responsible for supplying drinking water and private well owners, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims and additional claims including nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. In addition, several actions commenced by state authorities allege natural resource damages. Plaintiffs are seeking to rely on a "joint liability of industry" theory at trial, although there has been no ruling as to whether the plaintiffs will be permitted to pursue this theory. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, punitive damages and attorneys' fees.

The majority of MTBE cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358) ("MDL Litigation"). Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In one of the four cases, the *Suffolk County Water Authority* case, the court has set a trial date in September 2008. In addition, several private well owner cases are moving forward. Sunoco is a defendant in two of those cases. The Second Circuit Court of Appeals ("Second Circuit") recently rendered a decision in two MTBE cases that are part of the MDL Litigation in which it held that there was no federal jurisdiction for the removal of these cases to federal court and consequently ordered that the cases be remanded back to the state courts from which they originated. The parties and the judge in the MDL Litigation are evaluating the impact of the Second Circuit's decision on the remaining cases that are part of the MDL Litigation and a number of additional cases have been remanded back to the state court.

In December 2007, Sunoco, along with other refiners, entered into a settlement in principle pertaining to certain MTBE cases. This settlement will cover 53 of the cases referred to above, including the *Suffolk County Water Authority* case. The settlement for these cases will require a cash payment by the group of settling refiner defendants of approximately $424 million (which includes attorneys' fees) plus an agreement in the future to fund costs of treating existing wells as to which MTBE has not currently been detected which later is detected, over four consecutive quarters, above certain concentration levels. As MTBE is no longer used, and based on a generally declining trend in MTBE contamination, the

Company does not anticipate substantial costs associated with the future treatment of existing wells. Under the settlement, Sunoco was assigned an allocation percentage and will be required to make a cash payment of approximately $28 million. In addition to the cash payment, Sunoco will participate on the same basis in any costs of future treatment of existing wells. Sunoco is attempting to recover the amount it is required to pay in settlement from its insurance carriers. In connection with the settlement, the Company established a $17 million after-tax accrual in 2007 which is reported as part of the Asset Write-Downs and Other Matters shown separately in Corporate and Other in the Earnings Profile of Sunoco Businesses (see Note 2 to the consolidated financial statements).

For the group of MTBE cases that are not covered by the settlement, there has been insufficient information developed about the plaintiffs' legal theories or the facts that would be relevant to an analysis of the ultimate liability to Sunoco. Based on the current law and facts available at this time, no accrual has been established for any potential damages at December 31, 2007 and Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Management believes that the environmental matters discussed above are potentially significant with respect to results of operations or cash flows for any one year. However, management does not believe that such matters will have a material impact on Sunoco's consolidated financial position or, over an extended period of time, on Sunoco's cash flows or liquidity.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Price Risk

Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain expected refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company's electricity and natural gas purchases or sales. Sunoco does not hold or issue derivative instruments for trading purposes.

Beginning in the second quarter of 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Since then, most of the ethanol purchased by Sunoco has been through normal fixed-price purchase contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period.

As a result of changes in the price of gasoline, the fair value of the fixed-price gasoline contracts decreased $97 million ($58 million after tax) in 2007 after increasing $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, these changes in fair value are not initially included in net income but rather are reflected in the net hedging losses component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in net income when the hedged items are recognized in net income, with Sunoco's margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. Net gains (losses) totaling $(14) and $11 million ($(8) and $6 million after tax) were reclassified to net income in 2007 and 2006, respectively, when the hedged items were recognized in net income.

Sunoco is at risk for possible changes in the market value of all of its derivative contracts, including the fixed-price gasoline sales contracts discussed above; however, such risk would be mitigated by price changes in the underlying hedged items. At December 31, 2007, Sunoco had accumulated net derivative deferred losses, before income taxes, of $24 million on all of its open derivative contracts. Open contracts as of December 31, 2007 vary in duration but generally do not extend beyond 2008. The potential decline in the market value of these derivatives from a hypothetical 10 percent adverse change in the year-end market prices of the underlying commodities that were being hedged by derivative contracts at December 31, 2007 was estimated to be $57 million. This hypothetical loss was estimated by multiplying the difference between the hypothetical and the actual year-end market prices of the underlying commodities by the contract volume amounts.

Sunoco also is exposed to credit risk in the event of nonperformance by derivative counterparties. Management believes this risk is negligible as its counterparties are either regulated by securities exchanges or are major international financial institutions or corporations with investment-grade credit ratings. (See Note 18 to the consolidated financial statements.)

Interest Rate Risk

Sunoco has market risk exposure for changes in interest rates relating to its outstanding borrowings. Sunoco manages this exposure to changing interest rates through the use of a combination of fixed- and floating-rate debt. At December 31, 2007, the Company had $1,522 million of fixed-rate debt and $206 million of floating-rate debt. A hypothetical one-percentage point decrease in interest rates would increase the fair value of the Company's fixed-rate borrowings at December 31, 2007 by approximately $80 million. However, such change in interest rates would not have a material impact on income or cash flows as the majority of the outstanding borrowings consisted of fixed-rate instruments. Sunoco also has market risk exposure for changes in interest rates relating to its retirement benefit plans (see "Critical Accounting Policies—Retirement Benefit Liabilities" below). Sunoco generally does not use derivatives to manage its market risk exposure to changing interest rates.

Dividends and Share Repurchases

On July 7, 2005, the Company's Board of Directors approved a two-for-one split of Sunoco's common stock to be effected in the form of a stock dividend. The shares were distributed on August 1, 2005 to shareholders of record as of July 18, 2005. In connection with the common stock split, the number of authorized shares of common stock was increased from 200 million to 400 million, and the shares of common stock reserved for issuance pertaining to Sunoco's 6¾ percent convertible debentures and various employee benefit plans were proportionally increased in accordance with the terms of those respective agreements and plans. Share and per-share data (except par value) presented for all periods reflect the effect of the stock split.

The Company has paid cash dividends regularly on a quarterly basis since 1904. The Company increased the quarterly cash dividend paid on common stock from $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

The Company repurchased in 2007, 2006 and 2005, 4.0, 12.2 and 6.7 million shares, respectively, of its common stock for $300, $871 and $435 million, respectively. In 2006, the Company announced that its Board of Directors had approved additional share repurchase authorizations totaling $1.5 billion. At December 31, 2007, the Company had a remaining authorization from its Board to repurchase up to $649 million of Company common stock from time to time depending on prevailing market conditions and available cash.

Critical Accounting Policies

A summary of the Company's significant accounting policies is included in Note 1 to the consolidated financial statements. Management believes that the application of these policies on a consistent basis enables the Company to provide the users of the financial statements with useful and reliable information about the Company's operating results and financial condition. The preparation of Sunoco's consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that are subject to such estimates and assumptions consist of retirement benefit liabilities, long-lived assets and environmental remediation activities. Although management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the Company's consolidated financial statements are prepared at any point in time. Despite these inherent limitations, management believes the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations and consolidated financial statements provide a meaningful and fair perspective of the Company. Management has reviewed the assumptions underlying its critical accounting policies with the Audit Committee of Sunoco's Board of Directors.

Retirement Benefit Liabilities

Sunoco has both funded and unfunded noncontributory defined benefit pension plans which provide retirement benefits for approximately one-half of its employees. Sunoco also has postretirement benefit plans which provide health care benefits for substantially all of its retirees. The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to these plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal postretirement health care benefits plan, which significantly reduces the impact of future cost increases on the estimated postretirement benefit expense and benefit obligation.

The principal assumptions that impact the determination of both expense and benefit obligations for Sunoco's pension plans are the discount rate, the long-term expected rate of return on plan assets and the rate of compensation increase. The discount rate and the health care cost trend are the principal assumptions that impact the determination of expense and benefit obligations for Sunoco's postretirement health care benefit plans.

The discount rates used to determine the present value of future pension payments and medical costs are based on a portfolio of high-quality (AA rated) corporate bonds with maturities that reflect the duration of Sunoco's pension and other postretirement benefit obligations. The present values of Sunoco's future pension and other postretirement obligations were determined using discount rates of 6.25 and 6.10 percent, respectively, at December 31, 2007 and 5.85 and 5.80 percent, respectively, at December 31, 2006. Sunoco's expense under these plans is determined using the discount rate as of the beginning of the year, which for pension plans was 5.85 percent for 2007, 5.60 percent for 2006, 5.75 percent for 2005, and will be 6.25 percent for 2008, and for postretirement plans was 5.80 percent for 2007, 5.50 percent for 2006, 5.50 percent for 2005, and will be 6.10 percent for 2008.

The long-term expected rate of return on plan assets was assumed to be 8.25 percent for both 2007 and 2006 and 8.50 percent for 2005, while the rate of compensation increase was assumed to be 4.00 percent for each of the last three years. A long-term expected rate of return of 8.25 percent on plan assets and a rate of compensation increase of 4.00 percent will be used to determine Sunoco's pension expense for 2008. The expected rate of return on plan assets is estimated utilizing a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities. In determining pension expense, the Company applies the expected rate of return to the market-related value of plan assets at the beginning of the year, which is determined using a quarterly average of plan assets from the preceding year. The expected rate of return on plan assets is designed to be a long-term assumption. It generally will differ from the actual annual return which is subject to considerable year-to-year variability. As permitted by existing accounting rules, the Company does not recognize currently in pension expense the difference between the expected and actual return on assets. Rather, the difference along with other actuarial gains or losses resulting from changes in actuarial assumptions used in accounting for the plans (primarily the discount rate) and differences between actuarial assumptions and actual experience are fully recognized in the consolidated balance sheets as a reduction in prepaid retirement costs or an increase in the retirement liability with a corresponding charge initially to the accumulated other comprehensive loss component of shareholders' equity. If such actuarial gains and losses on a cumulative basis exceed 10 percent of the projected benefit obligation, the excess is amortized into income as a component of pension or postretirement benefits expense over the average remaining service period of plan participants still employed with the Company, which currently is approximately 9 years. At December 31, 2007, the accumulated net actuarial loss for defined benefit and postretirement benefit plans was $253 and $56 million, respectively. For 2007, the pension plan assets generated a return of 6.3 percent, compared to 13.3 percent in 2006 and 8.7 percent in 2005. For the 15-year period ended December 31, 2007, the compounded annual investment return on Sunoco's pension plan assets was 9.7 percent.

The asset allocation for Sunoco's pension plans at December 31, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

(In Percentages)	2008 Target	December 31 2007	December 31 2006
Asset category:			
Equity securities	**60%**	**61%**	65%
Debt securities	**35**	**35**	32
Other	**5**	**4**	3
Total	**100%**	**100%**	100%

The rate of compensation increase assumption has been indicative of actual increases during the 2005-2007 period.

The initial health care cost trend assumptions used to compute the accumulated postretirement benefit obligation were increases of 10.0 percent, 10.0 percent and 11.0 percent at December 31, 2007, 2006 and 2005, respectively. These trend rates were assumed to decline gradually to 5.5 percent in 2017 and to remain at that level thereafter.

Set forth below are the estimated increases in pension and postretirement benefits expense and benefit obligations that would occur in 2008 from a change in the indicated assumptions:

(Dollars in Millions)	Change in Rate	Expense	Benefit Obligations*
Pension benefits:			
Decrease in the discount rate	**.25%**	**$5**	**$34**
Decrease in the long-term expected rate of return on plan assets	**.25%**	**$3**	**$—**
Increase in rate of compensation	**.25%**	**$1**	**$ 4**
Postretirement benefits:			
Decrease in the discount rate	**.25%**	**$1**	**$ 9**
Increase in the annual health care cost trend rates	**1.00%**	**$1**	**$10**

*Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations for postretirement benefit plans.

Long-Lived Assets

The cost of plants and equipment is generally depreciated on a straight-line basis over the estimated useful lives of the assets. Useful lives are based on historical experience and are adjusted when changes in planned use, technological advances or other factors show that a different life would be more appropriate. Changes in useful lives that do not result in the impairment of an asset are recognized prospectively. There have been no significant changes in the useful lives of the Company's plants and equipment during the 2005-2007 period.

A decision to dispose of an asset may necessitate an impairment review. In this situation, an impairment would be recognized for any excess of the carrying amount of the long-lived asset over its fair value less cost to sell.

Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or circumstances indicate that the carrying amount of the assets may not be recoverable. Such events and circumstances include, among other factors: operating losses; unused capacity; market value declines; technological developments resulting in obsolescence; changes in demand for the Company's products or in end-use goods manufactured by others utilizing the Company's products as raw materials; changes in the Company's business plans or those of its major customers, suppliers or other business partners; changes in competition and competitive practices; uncertainties associated with the United States and world economies; changes in the expected level of capital, operating or environmental remediation expenditures; and changes in governmental regulations or actions. Additional factors impacting the economic viability of long-lived assets are described under "Forward-Looking Statements" below.

A long-lived asset that is not held for sale is considered to be impaired when the undiscounted net cash flows expected to be generated by the asset are less than its carrying amount. Such estimated future cash flows are highly subjective and are based on numerous assumptions about future operations and market conditions. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset. It is also difficult to precisely estimate fair market value because quoted market prices for the Company's long-lived assets may not be readily available. Therefore, fair market value is generally based on the present values of estimated future cash flows using discount rates commensurate with the risks associated with the assets being reviewed for impairment.

Sunoco had an asset impairment totaling $8 million after tax during 2007. The impairment related to the permanent shutdown of a previously idled phenol line at the Company's Haverhill, OH plant that had become uneconomic to restart. For a further discussion of this asset impairment, see Note 2 to the consolidated financial statements. There were no asset impairments during the 2005-2006 period.

Environmental Remediation Activities

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and composition of fuels. These laws and regulations require environmental assessment and/or remediation efforts at many of Sunoco's facilities and at formerly owned or third-party sites.

Sunoco's accrual for environmental remediation activities amounted to $122 million at December 31, 2007. This accrual is for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. The accrual is undiscounted and is based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. It is often extremely difficult to develop reasonable estimates of future site remediation costs due to changing regulations, changing technologies and their associated costs, and changes in the economic environment. In the above instances, if a range of probable environmental cleanup costs exists for an identified site, FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss," requires that the minimum of the range be accrued unless some other point in the range is more likely, in which case the most likely amount in the range is accrued. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

Under various environmental laws, including RCRA, Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's retail marketing sites also will be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

In summary, total future costs for environmental remediation activities will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of the other parties.

New Accounting Pronouncements

For a discussion of recently issued accounting pronouncements requiring adoption subsequent to December 31, 2007, see Note 1 to the consolidated financial statements.

Forward-Looking Statements

Some of the information included in this Annual Report to Shareholders contains "forward-looking statements" (as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). These forward-looking statements discuss estimates, goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to the Company, based on current beliefs of management as well as assumptions made by, and information currently available to, Sunoco. Forward-looking statements generally will be accompanied by words such as "anticipate," "believe," "budget," "could," "estimate," "expect," "forecast," "intend," "may," "plan," "possible," "potential," "predict," "project," "scheduled," "should," or other similar words, phrases or expressions that convey the uncertainty of future events or outcomes. Although management believes these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

- Changes in refining, marketing and chemical margins;
- Variation in petroleum-based commodity prices and availability of crude oil and feedstock supply or transportation;
- Effects of transportation disruptions;
- Changes in the price differentials between light-sweet and heavy-sour crude oils;
- Changes in the marketplace which may affect supply and demand for Sunoco's products;
- Changes in competition and competitive practices, including the impact of foreign imports;
- Effects of weather conditions and natural disasters on the Company's operating facilities and on product supply and demand;
- Age of, and changes in the reliability, efficiency and capacity of, the Company's operating facilities or those of third parties;
- Changes in the level of capital expenditures or operating expenses;

- Effects of adverse events relating to the operation of the Company's facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);
- Changes in the level of environmental capital, operating or remediation expenditures;
- Delays and/or costs related to construction, improvements and/or repairs of facilities (including shortages of skilled labor, the issuance of applicable permits and inflation);
- Changes in product specifications;
- Availability and pricing of ethanol;
- Political and economic conditions in the markets in which the Company, its suppliers or customers operate, including the impact of potential terrorist acts and international hostilities;
- Military conflicts between, or internal instability in, one or more oil producing countries, governmental actions and other disruptions in the ability to obtain crude oil;
- Ability to conduct business effectively in the event of an information systems failure;
- Ability to identify acquisitions, execute them under favorable terms and integrate them into the Company's existing businesses;
- Ability to enter into joint ventures and other similar arrangements under favorable terms;
- Changes in the availability and cost of debt and equity financing;
- Changes in the credit ratings assigned to the Company's debt securities or credit facilities;
- Changes in insurance markets impacting costs and the level and types of coverage available;
- Changes in tax laws or their interpretations, including pension funding requirements;
- Changes in financial markets impacting pension expense and funding requirements;
- Risks related to labor relations and workplace safety;
- Nonperformance or force majeure by, or disputes with, major customers, suppliers, dealers, distributors or other business partners;
- General economic, financial and business conditions which could affect Sunoco's financial condition and results of operations;
- Changes in, or new, statutes and government regulations or their interpretations, including those relating to the environment and global warming;
- Claims of the Company's noncompliance with statutory and regulatory requirements; and
- Changes in the status of, or initiation of new, litigation, arbitration, or other proceedings to which the Company is a party or liability resulting from such litigation, arbitration, or other proceedings, including natural resource damage claims.

The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by Sunoco. Other factors not discussed herein could also have material adverse effects on the Company. All forward-looking statements included in this Annual Report to Shareholders are expressly qualified in their entirety by the foregoing cautionary statements. The Company undertakes no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, the Company's management used the criteria set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria").

Based on this assessment, management believes that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on the COSO criteria. Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, which appears on page 39.

John G. Drosdick
Chairman, Chief Executive Officer and President

Thomas W. Hofmann
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Shareholders and Board of Directors,
Sunoco, Inc.

We have audited Sunoco, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). Sunoco, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Sunoco, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Sunoco, Inc. and subsidiaries and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 26, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Shareholders and Board of Directors,
Sunoco, Inc.

We have audited the accompanying consolidated balance sheets of Sunoco, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, comprehensive income and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sunoco, Inc. and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method for accounting for uncertain income tax positions in 2007 and its method for accounting for employee stock compensation plans and defined benefit pension and other postretirement plans in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Sunoco, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2008 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 26, 2008

Consolidated Statements of Income

Sunoco, Inc. and Subsidiaries

(Millions of Dollars and Shares, Except Per-Share Amounts)

For the Years Ended December 31	2007	2006	2005
Revenues			
Sales and other operating revenue (including consumer excise taxes)	**$44,470**	$38,636	$33,754
Interest income	**25**	34	23
Gain related to issuance of Sunoco Logistics Partners L.P. limited partnership units (Notes 1 and 15)	**151**	—	—
Other income (loss), net (Notes 2, 3 and 4)	**82**	45	(13)
	44,728	38,715	33,764
Costs and Expenses			
Cost of products sold and operating expenses	**38,971**	32,947	28,028
Consumer excise taxes	**2,627**	2,634	2,588
Selling, general and administrative expenses	**952**	881	946
Depreciation, depletion and amortization	**480**	459	429
Payroll, property and other taxes	**135**	125	124
Provision for asset write-downs and other matters	**53**	—	—
Interest cost and debt expense	**127**	105	94
Interest capitalized	**(26)**	(16)	(25)
	43,319	37,135	32,184
Income before income tax expense	**1,409**	1,580	1,580
Income tax expense (Note 4)	**518**	601	606
Net Income	**$ 891**	$ 979	$ 974
Earnings Per Share of Common Stock (Note 16):			
Basic	**$7.44**	$7.63	$7.13
Diluted	**$7.43**	$7.59	$7.08
Weighted-Average Number of Shares Outstanding (Notes 5 and 16):			
Basic	**119.7**	128.3	136.6
Diluted	**120.0**	129.0	137.5
Cash Dividends Paid Per Share of Common Stock (Note 16)	**$1.075**	$.95	$.75

(See Accompanying Notes)

Consolidated Balance Sheets

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

At December 31	2007	2006
Assets		
Current Assets		
Cash and cash equivalents	**$ 648**	$ 263
Accounts and notes receivable, net	**2,710**	2,440
Inventories (Note 6)	**1,150**	1,219
Deferred income taxes (Note 4)	**130**	93
Total Current Assets	**4,638**	4,015
Investments and long-term receivables (Note 7)	**175**	129
Properties, plants and equipment, net (Note 8)	**7,039**	6,365
Deferred charges and other assets (Note 10)	**574**	473
Total Assets	**$12,426**	$10,982
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable	**$ 4,812**	$ 3,615
Accrued liabilities	**631**	559
Short-term borrowings (Note 11)	**—**	275
Current portion of long-term debt (Note 12)	**4**	7
Taxes payable	**193**	299
Total Current Liabilities	**5,640**	4,755
Long-term debt (Note 12)	**1,724**	1,705
Retirement benefit liabilities (Note 9)	**525**	523
Deferred income taxes (Note 4)	**1,027**	829
Other deferred credits and liabilities (Note 13)	**538**	477
Commitments and contingent liabilities (Note 14)		
Minority interests (Note 15)	**439**	618
Shareholders' Equity (Notes 16 and 17)		
Common stock, par value $1 per share Authorized—400,000,000 shares; Issued, 2007—281,079,728 shares; Issued, 2006—280,746,662 shares	**281**	281
Capital in excess of par value	**1,662**	1,634
Retained earnings	**5,372**	4,622
Accumulated other comprehensive loss	**(193)**	(176)
Common stock held in treasury, at cost 2007—163,472,983 shares; 2006—159,445,766 shares	**(4,589)**	(4,286)
Total Shareholders' Equity	**2,533**	2,075
Total Liabilities and Shareholders' Equity	**$12,426**	$10,982

(See Accompanying Notes)

Consolidated Statements of Cash Flows

Sunoco, Inc. and Subsidiaries

(Millions of Dollars)

For the Years Ended December 31	2007	2006	2005
Increases (Decreases) in Cash and Cash Equivalents			
Cash Flows from Operating Activities:			
Net income	**$ 891**	$ 979	$ 974
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain related to issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 15)	**(151)**	—	—
Provision for asset write-downs and other matters	**53**	—	—
Phenol supply contract dispute loss (payment)	**—**	(95)	95
Proceeds from power contract restructuring	**—**	—	48
Depreciation, depletion and amortization	**480**	459	429
Deferred income tax expense	**186**	117	3
Minority interest share of Sunoco Logistics Partners L.P. income	**56**	42	28
Payments in excess of expense for retirement plans	**(32)**	(32)	(39)
Changes in working capital pertaining to operating activities, net of effect of acquisitions:			
Accounts and notes receivable	**(343)**	(537)	(466)
Inventories	**76**	(418)	(34)
Accounts payable and accrued liabilities	**1,194**	524	975
Taxes payable	**(53)**	(39)	19
Other	**10**	(16)	37
Net cash provided by operating activities	**2,367**	984	2,069
Cash Flows from Investing Activities:			
Capital expenditures	**(1,179)**	(1,019)	(970)
Acquisitions (Note 2)	**—**	(123)	(105)
Investment in Brazilian cokemaking operations	**(39)**	(1)	(1)
Proceeds from divestments	**69**	50	55
Other	**(44)**	4	(14)
Net cash used in investing activities	**(1,193)**	(1,089)	(1,035)
Cash Flows from Financing Activities:			
Net proceeds from (repayments of) short-term borrowings	**(275)**	275	(100)
Net proceeds from issuance of long-term debt	**280**	778	99
Repayments of long-term debt	**(264)**	(481)	(70)
Net proceeds from issuance of Sunoco Logistics Partners L.P. limited partnership units (Note 15)	**—**	110	160
Purchase of minority interests (Note 15)	**(18)**	(155)	—
Cash distributions to investors in cokemaking operations	**(36)**	(43)	(38)
Cash distributions to investors in Sunoco Logistics Partners L.P.	**(55)**	(48)	(28)
Cash dividend payments	**(129)**	(123)	(103)
Purchases of common stock for treasury	**(300)**	(871)	(435)
Proceeds from issuance of common stock under management incentive and employee option plans	**6**	7	14
Other	**2**	—	(19)
Net cash used in financing activities	**(789)**	(551)	(520)
Net increase (decrease) in cash and cash equivalents	**385**	(656)	514
Cash and cash equivalents at beginning of year	**263**	919	405
Cash and cash equivalents at end of year	**$ 648**	$ 263	$ 919

(See Accompanying Notes)

Consolidated Statements of Comprehensive Income and Shareholders' Equity

(Dollars in Millions, Shares in Thousands) Sunoco, Inc. and Subsidiaries

		Shareholders' Equity						
		Common Stock					Common Stock Held in Treasury	
	Comprehensive Income	Shares	Par Value	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Cost
At December 31, 2004		278,249	$278	$1,517	$2,895	$(164)	139,593	$2,919
Net income	$ 974	—	—	—	974	—	—	—
Other comprehensive income:								
Minimum pension liability adjustment (net of related tax benefit of $41)	(25)	—	—	—	—	(25)	—	—
Net hedging gains (net of related tax expense of $5)	7	—	—	—	—	7	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $7)	(10)	—	—	—	—	(10)	—	—
Cash dividend payments	—	—	—	—	(103)	—	—	—
Purchases for treasury	—	—	—	—	—	—	6,740	435
Issued under management incentive plans	—	1,670	2	31	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	8	—	—	—	—
Other	—	70	—	31	—	—	506	36
Total	$ 946							
At December 31, 2005		279,989	$280	$1,587	$3,766	$(192)	146,839	$3,390
Net income	$ 979	—	—	—	979	—	—	—
Other comprehensive income:								
Minimum pension liability adjustment (net of related tax expense of $110) (Note 1)	160	—	—	—	—	160	—	—
Adjustment to accumulated other comprehensive loss for change in accounting for retirement benefit liabilities (net of related tax benefit of $131) (Note 1)	—	—	—	—	—	(192)	—	—
Net hedging gains (net of related tax expense of $33)	48	—	—	—	—	48	—	—
Reclassifications of net hedging gains to earnings (net of related tax benefit of $6)	(9)	—	—	—	—	(9)	—	—
Unrealized gain on available-for-sale securities (net of related tax expense of $6)	9	—	—	—	—	9	—	—
Cash dividend payments	—	—	—	—	(123)	—	—	—
Purchases for treasury	—	—	—	—	—	—	12,239	871
Issued under management incentive plans	—	753	1	24	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	17	—	—	—	—
Other	—	5	—	6	—	—	368	25
Total	$1,187							
At December 31, 2006		280,747	$281	$1,634	$4,622	$(176)	159,446	$4,286
Cumulative effect adjustment for change in accounting for uncertainty of income taxes (net of related tax benefit of $5) (Note 1)		—	—	—	**(12)**	—	—	—
Net income	**$ 891**	—	—	—	**891**	—	—	—
Other comprehensive income:								
Reclassifications of prior service cost and actuarial loss amortization to earnings (net of related tax expense of $15)	**21**	—	—	—	—	**21**	—	—
Retirement benefit plan funded status adjustment (net of related tax expense of $11) (Note 9)	**17**	—	—	—	—	**17**	—	—
Net hedging losses (net of related tax benefit of $59)	**(86)**	—	—	—	—	**(86)**	—	—
Reclassifications of net hedging losses to earnings (net of related tax expense of $23)	**35**	—	—	—	—	**35**	—	—
Net decrease in available-for-sale securities (net of related tax expense of $3)	**(4)**	—	—	—	—	**(4)**	—	—
Cash dividend payments	—	—	—	—	**(129)**	—	—	—
Purchases for treasury	—	—	—	—	—	—	**3,980**	**300**
Issued under management incentive plans	—	**330**	—	**8**	—	—	—	—
Net increase in equity related to unissued shares under management incentive plans	—	—	—	**16**	—	—	—	—
Other	—	**3**	—	**4**	—	—	**47**	**3**
Total	**$ 874**							
At December 31, 2007		**281,080**	**$281**	**$1,662**	**$5,372**	**$(193)**	**163,473**	**$4,589**

(See Accompanying Notes)

1. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of Sunoco, Inc. and subsidiaries (collectively, "Sunoco" or the "Company") contain the accounts of all entities that are controlled and variable interest entities for which the Company is the primary beneficiary. Corporate joint ventures and other investees over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method.

FASB Interpretation No. 46 (revised 2003), "Consolidation of Variable Interest Entities," ("FASB Interpretation No. 46R"), defines a variable interest entity ("VIE") as an entity that either has investor voting rights that are not proportional to their economic interests or has equity investors that do not provide sufficient financial resources for the entity to support its activities. FASB Interpretation No. 46R requires a VIE to be consolidated by a company if that company is the primary beneficiary. The primary beneficiary is the company that is subject to a majority of the risk of loss from the VIE's activities or, if no company is subject to a majority of such risk, the company that is entitled to receive a majority of the VIE's residual returns.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

Stock Split

Share and per-share data (except par value) presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005 (Note 16).

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current-year presentation.

Revenue Recognition

The Company sells various refined products (including gasoline, middle distillates, residual fuel, petrochemicals and lubricants), coke and coal and also sells crude oil in connection with the crude oil gathering and marketing activities of its logistics operations. In addition, the Company sells a broad mix of merchandise such as groceries, fast foods and beverages at its convenience stores, operates common carrier pipelines and provides terminalling services through a publicly traded limited partnership and provides a variety of car care services at its retail gasoline outlets. Revenues related to the sale of products are recognized when title passes, while service revenues are recognized when services are provided. Title passage generally occurs when products are shipped or delivered in accordance with the terms of the respective sales agreements. In addition, revenues are not recognized until sales prices are fixed or determinable and collectibility is reasonably assured.

Crude oil and refined product exchange transactions, which are entered into primarily to acquire crude oil and refined products of a desired quality or at a desired location, are netted in cost of products sold and operating expenses in the consolidated statements of income.

Consumer excise taxes on sales of refined products and merchandise are included in both revenues and costs and expenses, with no effect on net income.

Cash Equivalents

Sunoco considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

Inventories

Inventories are valued at the lower of cost or market. The cost of crude oil and petroleum and chemical product inventories is determined using the last-in, first-out method ("LIFO"). The cost of materials, supplies and other inventories is determined using principally the average-cost method.

Depreciation and Retirements

Plants and equipment are generally depreciated on a straight-line basis over their estimated useful lives. Gains and losses on the disposals of fixed assets are generally reflected in net income.

Impairment of Long-Lived Assets

Long-lived assets held for sale are recorded at the lower of their carrying amount or fair market value less cost to sell. Long-lived assets, other than those held for sale, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted estimated net cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair market value of the impaired asset.

Goodwill and Intangible Assets

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, and indefinite-lived intangible assets are tested for impairment at least annually rather than being amortized. Sunoco determined during the 2005-2007 period that no such assets were impaired. Intangible assets with finite useful lives are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the intangible assets is consumed.

Environmental Remediation

Sunoco accrues environmental remediation costs for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued unless some other point in the range is more likely in which case the most likely amount in the range is accrued.

Maintenance Shutdowns

Maintenance and repair costs in excess of $500 thousand incurred in connection with major maintenance shutdowns are capitalized when incurred and amortized over the period benefited by the maintenance activities.

Derivative Instruments

From time to time, Sunoco uses swaps, options, futures, forwards and other derivative instruments to hedge a variety of commodity price risks. Such contracts are recognized in the consolidated balance sheets at their fair value. Changes in fair value of derivative contracts that are not hedges are recognized in income as they occur. If the derivative contracts are designated as hedges, depending on their nature, the effective portions of changes in their fair values are either offset in income against the changes in the fair values of the items being hedged or reflected initially as a separate component of shareholders' equity and subsequently recognized in income when the hedged items are recognized in income. The ineffective portions of changes in the fair values of derivative contracts designated as hedges are immediately recognized in income. Sunoco does not hold or issue derivative instruments for trading purposes.

Income Taxes

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FASB Interpretation No. 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," by prescribing the minimum recognition threshold and measurement attribute a tax position taken or expected to be taken on a tax return is required to meet before being recognized in the financial statements. As a result of the implementation of FASB Interpretation No. 48, the Company recorded a $12 million reduction in retained earnings at January 1, 2007 to recognize the cumulative effect of the adoption of this standard. The Company recognizes interest related to unrecognized tax benefits in interest cost and debt expense and penalties in income tax expense in the consolidated statements of income. Unrecognized tax benefits and accruals for interest and penalties are included in other deferred credits and liabilities in the consolidated balance sheet.

Retirement Benefit Liabilities

At December 31, 2006, prior to the adoption of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" ("SFAS No. 158") (see below), the Company recorded a $160 million favorable minimum pension liability adjustment to the accumulated other comprehensive loss component of shareholders' equity due to improvements in the funded status of the Company's defined benefit pension plans. Under the predecessor accounting rules, a minimum pension liability adjustment was required in shareholders' equity to reflect the unfunded accumulated benefit obligation relating to these plans.

Effective December 31, 2006, the Company adopted SFAS No. 158, which amended Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," and Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 158, among other things, requires that the funded status of defined benefit and postretirement benefit plans be fully recognized on the balance sheet. The funded status is determined by the difference between the fair value of plan assets and the benefit obligation, with the benefit obligation represented by the projected benefit obligation for defined benefit plans and the accumulated postretirement benefit obligation for postretirement benefit plans. Under SFAS No. 158, previously unrecognized actuarial gains (losses) and prior service costs (benefits) are recognized in the consolidated balance sheets as a reduction in prepaid retirement costs or an increase in the retirement benefit liability with a corresponding charge or credit initially to the accumulated other comprehensive loss component of shareholders' equity. The charge or credit to shareholders' equity, which is reflected net of related tax effects, is subsequently recognized in net income when amortized as a component of defined benefit plans and postretirement benefit plans expense with an offsetting adjustment to comprehensive income for the period. Upon adoption of SFAS No. 158, the Company recorded an after-tax charge totaling $192 million to the accumulated other comprehensive loss component of shareholders' equity at December 31, 2006. The adoption of SFAS No. 158 had no impact on Sunoco's 2006 consolidated statement of income.

The following table sets forth the changes in 2006 in the accumulated other comprehensive loss balance in shareholders' equity related to pensions and other postretirement benefits:

(Millions of Dollars)	
Balance at January 1, 2006	$(191)
Minimum pension liability adjustment	160
Adjustment pertaining to adoption of SFAS No. 158	(192)
Balance at December 31, 2006	$(223)

Minority Interests in Cokemaking Operations

Cash investments by third parties were recorded as an increase in minority interests in the consolidated balance sheets. There was no recognition of any gain at the dates cash investments were made as the third-party investors were entitled to a preferential return on their investments.

Nonconventional fuel credit and other net tax benefits generated by the Company's cokemaking operations that were allocated to third-party investors prior to the completion of the preferential return period during the fourth quarter of 2007 were recorded as a reduction in minority interests and were included as income in the Coke segment. The investors' preferential return was recorded as an increase in minority interests and was recorded as expense in the Corporate and Other segment. The net of these two amounts represented a noncash change in minority interests in cokemaking operations, which was recognized in other income (loss), net, in the consolidated statements of income. Upon completion of the preferential return period, the third-party investor's share of net income generated by the Company's cokemaking operations is recorded as a noncash increase in minority interest expense in the Coke segment and is included in selling, general and administrative expenses in the consolidated statements of income.

Cash payments, representing the distributions of the investors' share of cash generated by the cokemaking operations, are recorded as a reduction in minority interests.

Issuance of Partnership Units

Securities and Exchange Commission Staff Accounting Bulletin No. 51, "Accounting for Sales of Stock by a Subsidiary" ("SAB No. 51") provides guidance on accounting for the effect of issuances of a subsidiary's common equity. In accordance with SAB No. 51, Sunoco elected to record any increases in the value of its proportionate share of the equity of Sunoco Logistics Partners L.P. (the "Partnership") resulting from the Partnership's issuance of common units to the public as gains in the consolidated financial statements. However, SAB No. 51 does not permit such gains to be recognized in income until the common units issued represent residual interests in the Partnership. In the first quarter of 2007, Sunoco's remaining subordinated units in the Partnership converted to common units, at which time, the common units became the residual interests. Accordingly, a gain of $151 million ($90 million after tax) related to prior issuances of common units to the public that had previously been deferred as a component of minority interest in the Company's consolidated balance sheet was recognized in income (Note 15). Subsequent to adoption of Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements," which will be effective January 1, 2009 (see below), any gain or loss resulting from the Partnership's future issuance of common units to the public that does not result in a change in control would be accounted for as an equity transaction at the time of the issuance.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), utilizing the modified-prospective method. SFAS No. 123R revised the accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Among other things, SFAS No. 123R requires a fair-value-based method of accounting for share-based payment transactions, which is similar to the method followed by the Company under the provisions of SFAS No. 123. SFAS No. 123R also requires the use of a non-substantive vesting period approach for new share-based payment awards that vest when an employee becomes retirement eligible as is the case under Sunoco's share-based awards (i.e., the vesting period cannot exceed the date an employee becomes retirement eligible). The effect is to accelerate expense recognition compared to the vesting period approach that Sunoco previously followed under SFAS No. 123.

Adoption of SFAS No. 123R resulted in $7 million higher after-tax compensation expense in 2006 compared to what it otherwise would have been under SFAS No. 123, primarily due to the accelerated expense recognition. The future impact of the non-substantive vesting period will be dependent upon the value of future stock-based awards granted to employees who are eligible to retire prior to the normal vesting periods of the awards.

Asset Retirement Obligations

At December 31, 2005, Sunoco implemented FASB Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FASB Interpretation No. 47"). FASB Interpretation No. 47 clarifies that the term "conditional asset retirement obligation" as used in Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"), refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. FASB Interpretation No. 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated. FASB Interpretation No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.

In conjunction with the implementation of FASB Interpretation No. 47, at December 31, 2005, Sunoco recorded an increase in asset retirement obligations of $57 million and a related increase in net properties, plants and equipment of $47 million primarily attributable to product storage tanks at Company facilities. The $10 million cumulative effect of this accounting change ($6 million after tax) has been included in cost of products sold and operating expenses in the 2005 consolidated statement of income. Sunoco did not reflect the $6 million after-tax charge as a cumulative effect of accounting change as it was not material. At December 31, 2007 Sunoco's liability for asset retirement obligations amounted to $69 million. Sunoco has legal asset retirement obligations for several other assets at its refineries, pipelines and terminals, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

New Accounting Principles

In September 2006, Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS No. 157"), was issued. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about such measurements that are permitted or required under other accounting pronouncements. While SFAS No. 157 may change the method of calculating fair value, it does not require any new fair value measurements.

In February 2007, Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), was issued. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value, with unrealized gains and losses on such items reported in earnings.

In December 2007, Statement of Financial Accounting Standards No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), was issued. SFAS No. 141R replaces Statement of Financial Accounting Standards No. 141, "Business Combinations," and also requires, among other things, that all business combinations be accounted for by the acquisition method. Under this method, the acquiring business measures and recognizes the acquired business, as a whole, and the assets acquired and liabilities assumed at their fair values as of the acquisition date.

In December 2007, Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"), was issued. Among other things, SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish standards for the accounting and reporting of noncontrolling (minority) interests in consolidated financial statements. The new standard will require that minority interests be reported as a component of shareholders' equity and that consolidated net income include amounts attributable to the minority interests with such amounts separately disclosed on the face of the income statement. SFAS No. 160 also will require that all changes in minority interests that do not result in a loss of control of the subsidiary be accounted for as equity transactions.

SFAS No. 157 must be implemented for certain balance sheet items effective January 1, 2008 and for all other balance sheet items by January 1, 2009, SFAS No. 159 must be implemented effective January 1, 2008 and SFAS No. 141R and SFAS No. 160 must be implemented effective January 1, 2009. Sunoco is currently evaluating the impact of these new accounting principles on its financial statements.

2. Changes in Business and Other Matters

Acquisitions

Logistics Assets—In March 2006, Sunoco Logistics Partners L.P., the 43-percent owned consolidated master limited partnership through which Sunoco conducts a substantial portion of its logistics operations, purchased two separate crude oil pipeline systems and related storage facilities located in Texas, one from affiliates of Black Hills Energy, Inc. ("Black Hills") for $41 million and the other from affiliates of Alon USA Energy, Inc. for $68 million. The Black Hills acquisition also includes a lease acquisition marketing business and related inventory. In August 2006, the Partnership purchased from Sunoco for $65 million a company that has a 55 percent interest in Mid-Valley Pipeline Company ("Mid-Valley"), a joint venture which owns a crude oil pipeline system in the Midwest.

In August 2005, the Partnership completed the acquisition of a crude oil pipeline system and related storage facilities located in Texas from ExxonMobil for $100 million. In December 2005, the Partnership completed the acquisition of an ownership interest in the Mesa Pipeline from Chevron for $5 million, which, coupled with the 7.2 percent interest it acquired from Sunoco, gave it a 37 percent ownership interest.

Sunoco did not recognize any gain or loss on the Mid-Valley transaction. The purchase prices of the other acquisitions have been included in properties, plants and equipment in the consolidated balance sheets (except for $2 million allocated to inventories related to the Black Hills acquisition). No pro forma information has been presented since the acquisitions were not material in relation to Sunoco's consolidated results of operations.

Minority Interest in Jewell Cokemaking Operations—In December 2006, Sunoco completed the purchase of a third party's minority interest in the Jewell cokemaking operations for $155 million. In connection with this transaction, Sunoco recognized a $5 million loss ($3 million after tax) in other income (loss), net, in the 2006 consolidated statement of income as a result of the settlement of a preexisting financial relationship attributable to the investor's interest in the Partnership.

The purchase price has been allocated to the assets acquired and liabilities assumed based on their relative fair market values at the acquisition date. The following is a summary of the effects of the acquisition and related loss on Sunoco's consolidated financial position:

(Millions of Dollars)	
Increase in:	
Properties, plants and equipment, net	$ 47
Deferred charges and other assets	11*
Decrease in:	
Deferred income taxes	2
Minority interests	92
Shareholders' equity	3
Cash paid for acquisition	$155

*Consists of $3 million allocated to goodwill and $8 million allocated to a sales contract with a customer.

No pro forma information has been presented since the impact of the acquisition was not material in relation to Sunoco's consolidated results of operations.

Divestments

Retail Portfolio Management Program—During the 2005-2007 period, Sunoco generated $162 million of divestment proceeds related to the sale of 211 sites under a Retail Portfolio Management ("RPM") program to selectively reduce the Company's invested capital in Company-owned or leased retail sites. Most of the sites were converted to contract dealers or distributors thereby retaining most of the gasoline sales volume attributable to the divested sites within the Sunoco branded business. During 2007, 2006 and 2005, net gains of $35, $17 and $8 million, respectively ($21, $10 and $5 million after tax, respectively) were recognized as gains on divestments in other income (loss), net, in the consolidated statements of income in connection with the RPM program.

Other Matters

Asset Write-Downs and Other Matters—The following table summarizes information regarding the provision for asset write-downs and other matters recognized during 2007:

(Millions of Dollars)	Pretax Provisions	After-Tax Provisions
Haverhill chemical plant production line	$13	$ 8
Neville Island terminal facility	12	7
MTBE litigation	28	17
	$53	$32

During 2007, a phenol line at the Haverhill, OH chemical plant that had previously been idled in order to eliminate less efficient production capacity was permanently shut down as it was determined that it had become uneconomic to restart this line. In connection therewith, Sunoco recorded a provision to write off the affected production line. Sunoco also sold its Neville Island, PA terminal facility and recorded a loss on the divestment and established accruals for enhanced pension benefits associated with employee terminations and for other exit costs. In addition, the Company entered into a settlement in principle pertaining to certain MTBE litigation (Note 14) and established an accrual for the costs associated with the settlement.

Phenol Supply Contract Dispute—During the third quarter of 2005, an arbitrator ruled that Sunoco was liable in an arbitration proceeding for breaching a supply agreement concerning the prices charged to Honeywell International Inc. ("Honeywell") for phenol produced at Sunoco's Philadelphia chemical plant from June 2003 through April 2005. Damages of approximately $95 million ($56 million after tax), including prejudgment interest, were assessed. Such damages, which were paid to Honeywell in April 2006, were recorded as a charge against earnings in other income (loss), net, in the 2005 consolidated statement of income. The pricing through

July 2009 will be based essentially on the pricing formula established in the arbitration proceeding.

3. Other Income (Loss), Net

(Millions of Dollars)	2007	2006	2005
Loss on phenol supply contract dispute (Note 2)	**$—**	$—	$(95)
Equity income:			
Pipeline joint ventures (Notes 2 and 7)	**28**	22	16
Other	**3**	4	10
Noncash (increase) reduction in minority interests in cokemaking operations (Note 15)	**(17)**	(3)	15
Gain on divestments (Note 2)	**38**	18	10
Other	**30**	4	31
	$ 82	$45	$(13)

4. Income Taxes

The components of income tax expense are as follows:

(Millions of Dollars)	2007	2006	2005
Income taxes currently payable:			
U.S. federal	**$265**	$370	$470
State and other	**67**	114	133
	332	484	603
Deferred taxes:			
U.S. federal	**141**	122	—
State and other	**45**	(5)	3
	186	117	3
	$518	$601	$606

The reconciliation of income tax expense at the U.S. statutory rate to the income tax expense is as follows:

(Millions of Dollars)	2007	2006	2005
Income tax expense at U.S. statutory rate of 35 percent	**$493**	$553	$553
Increase (reduction) in income taxes resulting from:			
Manufacturers' deduction	**(19)**	(13)	(14)
Income tax settlements	**(4)**	—	(19)
State income taxes, net of federal income tax effects (see below)	**71**	71	88
Nonconventional fuel credits	**(17)**	(9)	(1)
Other	**(6)**	(1)	(1)
	$518	$601	$606

The tax effects of temporary differences which comprise the net deferred income tax liability are as follows:

(Millions of Dollars)	December 31 2007	2006
Deferred tax assets:		
Retirement benefit liabilities	**$ 145**	$ 199
Environmental remediation liabilities	**35**	36
Other liabilities not yet deductible	**193**	199
Inventories	**96**	62
Other	**73**	39
Valuation allowance*	**—**	(2)
	542	533
Deferred tax liabilities:		
Properties, plants and equipment	**(1,389)**	(1,218)
Other	**(50)**	(51)
	(1,439)	(1,269)
Net deferred income tax liability	**$ (897)**	$ (736)

*The valuation allowance reduces the benefit of certain state net operating loss carryforwards to the amount that will more likely than not be realized.

The net deferred income tax liability is classified in the consolidated balance sheets as follows:

(Millions of Dollars)	December 31 2007	2006
Current asset	**$ 130**	$ 93
Noncurrent liability	**(1,027)**	(829)
	$ (897)	$(736)

Net cash payments for income taxes were $397, $528 and $597 million in 2007, 2006 and 2005, respectively.

During 2006, Sunoco recorded a $10 million net after-tax gain in the consolidated statement of income consisting of a $17 million deferred tax benefit as a result of state tax law changes and a $7 million net provision, primarily attributable to an increase in state income taxes reflecting the impact of an unfavorable court decision against an unrelated taxpayer.

During 2005, Sunoco settled certain federal income tax issues and established a provision for certain state and local tax matters. In connection with these tax matters, an $18 million net after-tax gain was recognized in the 2005 consolidated statement of income. There was no cash received in connection with the federal income tax settlement.

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FASB Interpretation No. 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," by prescribing the minimum recognition threshold and measurement attribute a tax position taken or expected to be taken on a tax return is required to meet before being recognized in the financial statements. As a result of the implementation of FASB Interpretation No. 48, the Company recorded a $12 million reduction in retained earnings at January 1, 2007 to recognize the cumulative effect of the adoption of this standard.

The following table sets forth the changes in unrecognized tax benefits during 2007:

(Millions of Dollars)	
Balance at beginning of year	**$38**
Additions attributable to tax positions taken in the current year	**9**
Additions attributable to tax positions taken in prior years	**28**
Reductions attributable to tax positions taken in prior years	**(5)**
Settlements	**(1)**
Balance at end of year	**$69***

* Includes $27 million ($17 million after federal income tax benefits) related to tax positions which, if recognized, would impact the Company's effective tax rate.

During 2007, the Company recognized $4 million in interest on unrecognized tax benefits. Accruals for interest and penalties totaled $17 million at December 31, 2007.

The Company's federal income tax returns have been examined by the Internal Revenue Service for all years through 2004. There are no outstanding controversies other than whether the Company is entitled to interest on previously overpaid taxes. State and other income tax returns are generally subject to examination for a period of three to five years after the filing of the respective returns. The state impact of any amended federal returns remains subject to examination by various states for a period of up to one year after formal notification of such amendments to the states. The Company and its subsidiaries have various state and other income tax returns in the process of examination or administrative appeal. Among the issues applicable to those tax years which are under examination is the deductibility of certain intercompany expenses that were claimed in the returns as filed and whether certain Sunoco entities have economic nexus in various jurisdictions. It is reasonably possible that a number of the state examinations will be completed within 12 months of year end. If the examinations were to be completed and settled, the Company anticipates that the total amount of unrecognized tax benefits could decrease by $10-$15 million as a result of the examination proceedings.

5. Earnings Per Share Data

The following table sets forth the reconciliation of the weighted-average number of common shares used to compute basic earnings per share ("EPS") to those used to compute diluted EPS:

(In Millions)	2007	2006	2005
Weighted-average number of common shares outstanding—basic	**119.7**	128.3	136.6
Add effect of dilutive stock incentive awards	**.3**	.7	.9
Weighted-average number of shares—diluted	**120.0**	129.0	137.5

6. Inventories

	December 31	
(Millions of Dollars)	2007	2006
Crude oil	**$ 341**	$ 325
Petroleum and chemical products	**647**	735
Materials, supplies and other	**162**	159
	$1,150	$1,219

The current replacement cost of all inventories valued at LIFO exceeded their carrying value by $3,868 and $2,273 million at December 31, 2007 and 2006, respectively. During 2007 and 2006, Sunoco reduced certain inventory quantities which were valued at lower LIFO costs prevailing in prior years. The effect of these reductions was to increase 2007 and 2006 results of operations by $21 and $20 million after tax, respectively.

7. Investments and Long-Term Receivables

	December 31	
(Millions of Dollars)	2007	2006
Investments in affiliated companies:		
Pipeline joint ventures (Notes 2 and 3)	**$ 88**	$ 85
Brazilian cokemaking operations	**41**	2
Other	**25**	22
	154	109
Accounts and notes receivable	**21**	20
	$175	$129

Dividends received from affiliated companies amounted to $25, $41 and $14 million in 2007, 2006 and 2005, respectively. Retained earnings at December 31, 2007 include $35 million of undistributed earnings of affiliated companies.

Sunoco is the operator of a cokemaking plant in Vitória, Brazil which commenced operations in the first quarter of 2007. During the fourth quarter of 2007, Sunoco increased its investment in the project company that owns the Vitória facility, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. The project company is a variable interest entity for which Sunoco is not the primary beneficiary.

8. Properties, Plants and Equipment

(Millions of Dollars) December 31	Gross Investments at Cost	Accumulated Depreciation, Depletion and Amortization	Net Investment
2007			
Refining and supply	**$ 6,088**	**$2,554**	**$3,534**
Retail marketing*	**1,507**	**670**	**837**
Chemicals	**1,420**	**405**	**1,015**
Logistics	**1,658**	**557**	**1,101**
Coke	**793**	**241**	**552**
	$11,466	**$4,427**	**$7,039**
2006			
Refining and supply	$ 5,491	$2,417	$3,074
Retail marketing*	1,519	659	860
Chemicals	1,373	352	1,021
Logistics	1,541	522	1,019
Coke	616	225	391
	$10,540	$4,175	$6,365

*Includes retail sites leased to third parties with a gross investment totaling $575 and $598 million at December 31, 2007 and 2006, respectively. Related accumulated depreciation totaled $284 and $300 million at December 31, 2007 and 2006, respectively.

Annual future minimum rentals due Sunoco, as lessor, on noncancelable operating leases at December 31, 2007 for retail sites are as follows:

(Millions of Dollars)	
Year ending December 31:	
2008	$40
2009	30
2010	14
2011	5
2012	1
Thereafter	—
	$90

9. Retirement Benefit Plans

Defined Benefit Pension Plans and Postretirement Health Care Plans

Sunoco has both funded and unfunded noncontributory defined benefit pension plans ("defined benefit plans") which provide retirement benefits for approximately one-half of its employees. Sunoco also has plans which provide health care benefits for substantially all of its retirees ("postretirement benefit plans"). The postretirement benefit plans are unfunded and the costs are shared by Sunoco and its retirees. The levels of required retiree contributions to postretirement benefit plans are adjusted periodically, and the plans contain other cost-sharing features, such as deductibles and coinsurance. In addition, in 1993, Sunoco implemented a dollar cap on its future contributions for its principal postretirement health care benefits plan.

Defined benefit plans and postretirement benefit plans expense consisted of the following components:

	Defined Benefit Plans			Postretirement Benefit Plans		
(Millions of Dollars)	**2007**	2006	2005	**2007**	2006	2005
Service cost (cost of benefits earned during the year)	**$ 50**	$ 53	$ 49	**$ 9**	$ 9	$ 9
Interest cost on benefit obligations	**83**	85	84	**25**	22	22
Expected return on plan assets	**(98)**	(95)	(91)	**—**	—	—
Amortization of:						
Actuarial losses	**32**	33	29	**3**	3	3
Prior service cost (benefit)	**2**	2	3	**(1)**	(3)	(5)
Special termination benefits	**5**	—	—	**—**	—	—
	$ 74	$ 78	$ 74	**$36**	$31	$29

The following amounts were recognized as components of other comprehensive income for the year ended December 31, 2007:

(Millions of Dollars)	Defined Benefit Plans	Postretirement Benefit Plans
Reclassifications to earnings of:		
Actuarial loss amortization	**$32**	**$ 3**
Prior service cost (benefit) amortization	**2**	**(1)**
Retirement benefit plan funded status adjustment:		
Actuarial gains	**23**	**15**
Prior service cost	**—**	**(10)**
	$57	**$ 7**

For 2008, amortization of actuarial losses and prior service cost (benefit) is estimated at $22 and $2 million, respectively, for defined benefit plans and $1 and $1 million, respectively, for postretirement benefit plans.

Defined benefit plans and postretirement benefit plans expense is determined using actuarial assumptions as of the beginning of the year. The following weighted-average assumptions were used to determine defined benefit plans and postretirement benefit plans expense:

	Defined Benefit Plans			Postretirement Benefit Plans		
(In Percentages)	**2007**	2006	2005	**2007**	2006	2005
Discount rate	**5.85%**	5.60%	5.75%	**5.80%**	5.50%	5.50%
Long-term expected rate of return on plan assets	**8.25%**	8.25%	8.50%			
Rate of compensation increase	**4.00%**	4.00%	4.00%			

The long-term expected rate of return on plan assets was estimated based on a variety of factors including the historical investment return achieved over a long-term period, the targeted allocation of plan assets and expectations concerning future returns in the marketplace for both equity and debt securities.

The following tables set forth the components of the changes in benefit obligations and fair value of plan assets during 2007 and 2006 as well as the funded status at December 31, 2007 and 2006:

	Defined Benefit Plans				Postretirement Benefit Plans	
	2007		2006			
(Millions of Dollars)	Funded Plans	Unfunded Plans	Funded Plans	Unfunded Plans	**2007**	2006
Benefit obligations at beginning of year*	**$1,268**	**$ 147**	$1,391	$ 153	**$ 428**	$ 417
Service cost	**48**	**2**	47	6	**9**	9
Interest cost	**74**	**9**	76	9	**25**	22
Actuarial losses (gains)	**(47)**	**—**	(90)	(6)	**(15)**	9
Plan amendments	**1**	**—**	2	(2)	**10**	(1)
Benefits paid	**(147)**	**(12)**	(158)	(13)	**(40)**	(39)
Premiums paid by participants	**—**	**—**	—	—	**13**	11
Special termination benefits	**5**	**—**	—	—	**—**	—
Benefit obligations at end of year*	**$1,202**	**$ 146**	$1,268	$ 147	**$ 430**	$ 428
Fair value of plan assets at beginning of year**	**$1,287**		$1,196			
Actual return on plan assets	**75**		149			
Employer contributions	**100**		100			
Benefits paid from plan assets	**(147)**		(158)			
Fair value of plan assets at end of year**	**$1,315**		$1,287			
Overfunded (underfunded) accumulated obligation	**$ 173**	**$(144)**	$ 95	$(145)		
Provision for future salary increases	**(60)**	**(2)**	(76)	(2)		
Funded status at end of year	**$ 113**	**$(146)**	$ 19	$(147)	**$(430)**	$(428)

* Represents the projected benefit obligations for defined benefit plans and the accumulated postretirement benefit obligations ("APBO") for postretirement benefit plans. The accumulated benefit obligations for funded and unfunded defined benefit plans amounted to $1,142 and $144 million, respectively, at December 31, 2007 and $1,192 and $145 million, respectively, at December 31, 2006.

** There are no plan assets invested in Company stock.

The amounts reflected in the consolidated balance sheets at December 31, 2007 and 2006 pertaining to the defined benefit and postretirement benefit plans are classified as follows:

(Millions of Dollars)	Defined Benefit Plans 2007 Funded Plans	Defined Benefit Plans 2007 Unfunded Plans	Defined Benefit Plans 2006 Funded Plans	Defined Benefit Plans 2006 Unfunded Plans	Postretirement Benefit Plans 2007	Postretirement Benefit Plans 2006
Prepaid retirement costs*	**$122**	**$ —**	$21	$ —	**$ —**	$ —
Retirement benefit liabilities (including current portion)**	**(9)**	**(146)**	(2)	(147)	**(430)**	(428)
Funded status at end of year	**$113**	**$(146)**	$19	$(147)	**$(430)**	$(428)

* Included in deferred charges and other assets in the consolidated balance sheets.

** The current portion of retirement liabilities, which totaled $60 and $54 million at December 31, 2007 and 2006, respectively, is classified in accrued liabilities in the consolidated balance sheets.

The following table sets forth the cumulative amounts not yet recognized in net income at December 31, 2007 and 2006:

(Millions of Dollars)	Defined Benefit Plans 2007 Funded Plans	Defined Benefit Plans 2007 Unfunded Plans	Defined Benefit Plans 2006 Funded Plans	Defined Benefit Plans 2006 Unfunded Plans	Postretirement Benefit Plans 2007	Postretirement Benefit Plans 2006
Cumulative amounts not yet recognized in net income:						
Prior service costs (benefits)	**$ 14**	**$ (3)**	$ 15	$ (3)	**$ (8)**	$(19)
Actuarial losses	**205**	**48**	253	56	**56**	73
Accumulated other comprehensive loss (before related tax benefit)	**$219**	**$45**	$268	$53	**$48**	$ 54

The asset allocations attributable to the funded defined benefit plans at December 31, 2007 and 2006 and the target allocation of plan assets for 2008, by asset category, are as follows:

(In Percentages)	2008 Target	December 31 2007	December 31 2006
Asset category:			
Equity securities	**60%**	**61%**	65%
Debt securities	**35**	**35**	32
Other	**5**	**4**	3
Total	**100%**	**100%**	100%

The investment strategy of the Company's funded defined benefit plans is to achieve consistent positive returns, after adjusting for inflation, and to maximize long-term total return within prudent levels of risk through a combination of income and capital appreciation.

Management currently anticipates making up to $100 million of voluntary contributions to the Company's funded defined benefit plans in 2008.

The expected benefit payments through 2017 for the defined benefit and postretirement benefit plans are as follows:

(Millions of Dollars)	Defined Benefit Plans Funded Plans	Defined Benefit Plans Unfunded Plans	Postretirement Benefit Plans*
Year ending December 31:			
2008	$148	$22	$56
2009	$146	$21	$61
2010	$142	$25	$64
2011	$142	$15	$70
2012	$137	$15	$68
2013 through 2017	$611	$58	$370

* Before premiums paid by participants.

The measurement date for the Company's defined benefit and postretirement benefit plans is December 31. The following weighted-average assumptions were used at December 31, 2007 and 2006 to determine benefit obligations for the plans:

	Defined Benefit Plans		Postretirement Benefit Plans	
(In Percentages)	**2007**	2006	**2007**	2006
Discount rate	**6.25%**	5.85%	**6.10%**	5.80%
Rate of compensation increase	**4.00%**	4.00%		

The health care cost trend assumption used at December 31, 2007 to compute the APBO for the postretirement benefit plans was an increase of 10.0 percent (10.0 percent at December 31, 2006), which is assumed to decline gradually to 5.5 percent in 2017 and to remain at that level thereafter. A one-percentage point change each year in assumed health care cost trend rates would have the following effects at December 31, 2007:

(Millions of Dollars)	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components of postretirement benefits expense	**$1**	**$(1)**
Effect on APBO	**$10**	**$(9)**

Defined Contribution Pension Plans

Sunoco has defined contribution pension plans which provide retirement benefits for most of its employees. Sunoco's contributions, which are principally based on a percentage of employees' annual base compensation and are charged against income as incurred, amounted to $27, $24 and $24 million in 2007, 2006 and 2005, respectively.

Sunoco's principal defined contribution plan is SunCAP. Sunoco matches 100 percent of employee contributions to this plan up to 5 percent of an employee's base compensation. SunCAP is a combined profit sharing and employee stock ownership plan which contains a provision designed to permit SunCAP, only upon approval by the Company's Board of Directors, to borrow in order to purchase shares of Company common stock. As of December 31, 2007, no such borrowings had been approved.

10. Deferred Charges and Other Assets

Deferred charges and other assets consist of the following:

	December 31	
(Millions of Dollars)	**2007**	2006
Goodwill	**$126**	$125
Propylene supply contract	**99**	110
Dealer and distributor contracts and other intangible assets	**59**	66
Prepaid retirement costs	**122**	21
Restricted cash	**68**	42
Other	**100**	109
	$574	$473

During 2003, Sunoco formed a limited partnership with Equistar Chemicals, L.P. ("Equistar") involving Equistar's ethylene facility in LaPorte, TX. Equistar is a wholly owned subsidiary of Lyondell/Basell Industries. Under the terms of the partnership agreement, the partnership has agreed to provide Sunoco with 700 million pounds per year of propylene pursuant to a 15-year supply contract. Of this amount, 500 million pounds per year is priced on a cost-based formula that includes a fixed discount that declines over the life of the contract, while the remaining 200 million pounds per year is based on market prices. At the time of the transaction, $160 million was allocated to the propylene supply contract, which is being amortized over the life of the contract in a manner that reflects the future decline in the fixed discount over the contract period.

11. Short-Term Borrowings and Credit Facilities

The Company has a $1.3 billion revolving credit facility (the "Facility"), of which $1.2245 billion matures in August 2012 with the balance maturing in August 2011. The Facility provides the Company with access to short-term financing and is intended to support the issuance of commercial paper, letters of credit and other debt. The Company also can borrow directly from the participating banks under the Facility. The Facility is subject to commitment fees, which are not material. Under the terms of the Facility, Sunoco is required to maintain tangible net worth (as defined in the Facility) in an amount greater than or equal to targeted tangible net worth (targeted tangible net worth being determined by adding $1.125 billion and 50 percent of the excess of net income over share repurchases (as defined in the Facility) for each quarter ended after March 31, 2004). At December 31, 2007, the Company's tangible net worth was $2.8 billion and its targeted tangible net worth was $1.7 billion. The Facility also requires that Sunoco's ratio of consolidated net indebtedness, including borrowings of Sunoco Logistics Partners L.P., to consolidated capitalization (as those terms are defined in the Facility) not exceed .60 to 1. At December 31, 2007, this ratio was .27 to 1. At December 31, 2007, the Facility was being used to support $103 million of floating-rate notes due in 2034 (Note 12). At December 31, 2006, $275 million of commercial paper was outstanding under the Facility (with a weighted-average interest rate of 5.43 percent).

Sunoco Logistics Partners L.P. had a $300 million revolving credit facility, which was scheduled to mature in November 2010. In August 2007, the Partnership replaced this facility with a new $400 million revolving credit facility, which expires in November 2012. The new facility is available to fund the Partnership's working capital requirements, to finance acquisitions, and for general partnership purposes. Amounts outstanding under these facilities totaled $91 and $68 million at December 31, 2007 and 2006, respectively. The new facility contains a covenant requiring the Partnership to maintain a ratio of up to 4.75 to 1 of its consolidated total debt (including letters of credit) to its consolidated EBITDA (each as defined in the new facility). At December 31, 2007, the Partnership's ratio of its consolidated debt to its consolidated EBITDA was 2.7 to 1.

In November 2007, the Partnership entered into two standby letters of credit totaling $130 million. The letters of credit, which are effective January 1, 2008, are required in connection with certain crude oil exchange contracts in which the Partnership is a party. The letters of credit are subject to commitment fees, which are not material.

12. Long-Term Debt

(Millions of Dollars)	December 31 2007	2006
9% debentures due 2024	**$ 65**	$ 65
7¾% notes due 2009	**146**	146
7¼% notes due 2012	**250**	250
6¾% notes due 2011	**177**	177
6¾% convertible subordinated debentures due 2012 (Note 16)	**7**	7
6⅛% notes due 2016	**175**	175
5¾% notes due 2017	**400**	400
4⅞% notes due 2014	**250**	250
Floating-rate notes (interest of 3.49% at December 31, 2007) due 2034 (Note 11)	**103**	103
Revolving credit loan, floating interest rate (5.47% at December 31, 2007) due 2012 (Note 11)	**91**	68
Other	**67**	75
	1,731	1,716
Less: unamortized discount	**3**	4
current portion	**4**	7
	$1,724	$1,705

The aggregate amount of long-term debt maturing and sinking fund requirements in the years 2008 through 2012 is as follows (in millions of dollars):

2008	$4	2011	$179
2009	$149	2012	$480
2010	$7		

The $103 million of floating-rate notes due in 2034, which are remarketed weekly, have been classified as long-term debt as the Company intends to continue the remarketing of the notes. In the event the notes are not remarketed, the Company can refinance them on a long-term basis utilizing its revolving credit facility (Note 11).

Cash payments for interest related to short-term borrowings and long-term debt (net of amounts capitalized) were $86, $84 and $67 million in 2007, 2006 and 2005, respectively.

The following table summarizes Sunoco's long-term debt (including current portion) by issuer:

(Millions of Dollars)	December 31 2007	2006
Sunoco, Inc.	**$1,043**	$1,043
Sunoco Logistics Partners L.P.	**515**	492
Other	**170**	177
	$1,728	$1,712

13. Other Deferred Credits and Liabilities

Other deferred credits and liabilities consist of the following:

(Millions of Dollars)	December 31 2007	2006
Self-insurance accrual	**$ 96**	$109
Unrecognized tax benefits and related interest and penalties (Note 4)*	**86**	—
Environmental remediation accrual (Note 14)	**83**	85
Deferred revenue on power contract restructuring**	**73**	76
Asset retirement obligations	**69**	68
Other	**131**	139
	$538	$477

* At January 1, 2007, unrecognized tax benefits and related interest and penalties totaled $55 million, which consisted of a $17 million ($12 million after tax) cumulative effect adjustment to retained earnings that was recognized on January 1, 2007 upon adoption of FASB Interpretation No. 48 and $38 million that was reflected in taxes payable and deferred income taxes in the consolidated balance sheet at December 31, 2006.

** Amortized over a 30-year period ending in 2035.

14. Commitments and Contingent Liabilities

Leases and Other Commitments

Sunoco, as lessee, has noncancelable operating leases for marine transportation vessels, service stations, office space and other property and equipment. Total rental expense for such leases for the years 2007, 2006 and 2005 amounted to $199, $199 and $198 million, respectively, which include contingent rentals totaling $15, $13 and $12 million, respectively. Approximately 6 percent of total rental expense was recovered through related sub-lease rental income during 2007.

The aggregate amount of future minimum annual rentals applicable to noncancelable operating leases, including amounts pertaining to lease extension options which are assumed to be exercised, are as follows:

(Millions of Dollars)	Current Lease Term	Lease Extension Options	Total
Year ending December 31:			
2008	$155	$ —	$ 155
2009	127	1	128
2010	109	3	112
2011	67	6	73
2012	53	8	61
Thereafter	273	214	487
Future minimum lease payments	$784	$232	1,016
Less: Sub-lease rental income			(24)
Net minimum lease payments			$ 992

Approximately 26 percent of the aggregate amount of future minimum annual rentals applicable to noncancelable operating leases relates to time charters for marine transportation vessels. Most of these time charters contain terms of between three to seven years with renewal and sublease options. The time charter leases typically require a fixed-price payment or a fixed-price minimum and a variable component based on spot-market rates. In the table above, the variable component of the lease payments has been estimated utilizing the average spot-market prices for the year 2007. The actual variable component of the lease payments attributable to these time charters could vary significantly from the estimates included in the table.

Over the years, Sunoco has sold thousands of retail gasoline outlets as well as refineries, terminals, coal mines, oil and gas properties and various other assets. In connection with these sales, the Company has indemnified the purchasers for potential environmental and other contingent liabilities related to the period prior to the transaction dates. In most cases, the effect of these arrangements was to afford protection for the purchasers with respect to obligations for which the Company was already primarily liable. While some of these indemnities have spending thresholds which must be exceeded before they become operative, or limits on Sunoco's maximum exposure, they generally are not limited. The Company recognizes the fair value of the obligations undertaken for all guarantees entered into or modified after January 1, 2003. In addition, the Company accrues for any obligations under these agreements when a loss is probable and reasonably estimable. The Company cannot reasonably estimate the maximum potential amount of future payments under these agreements.

Sunoco is a party under agreements which provide for future payments to secure wastewater treatment services at its Toledo refinery and coal handling services at its Indiana Harbor cokemaking facility.

The fixed and determinable amounts of the obligations under these agreements are as follows:

(Millions of Dollars)	
Year ending December 31:	
2008	$ 8
2009	8
2010	8
2011	8
2012	8
2013 through 2018	22
Total	62
Less: Amount representing interest	(15)
Total at present value	$ 47

Payments under these agreements, including variable components, totaled $21, $21 and $20 million for the years 2007, 2006 and 2005, respectively.

Environmental Remediation Activities

Sunoco is subject to extensive and frequently changing federal, state and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management and the characteristics and composition of fuels. As with the industry generally, compliance with existing and anticipated laws and regulations increases the overall cost of operating Sunoco's businesses, including remediation, operating costs and capital costs to construct, maintain and upgrade equipment and facilities.

Existing laws and regulations result in liabilities and loss contingencies for remediation at Sunoco's facilities and at formerly owned or third-party sites. The accrued liability for environmental remediation is classified in the consolidated balance sheets as follows:

	December 31	
(Millions of Dollars)	**2007**	2006
Accrued liabilities	**$ 39**	$ 36
Other deferred credits and liabilities	**83**	85
	$122	$121

The following table summarizes the changes in the accrued liability for environmental remediation activities by category:

(Millions of Dollars)	Refineries	Retail Sites	Chemicals Facilities	Pipelines and Terminals	Hazardous Waste Sites	Other	Total
At December 31, 2004	$ 48	$ 74	$ 5	$15	$ 4	$ 2	$148
Accruals	2	22	1	6	1	—	32
Payments	(14)	(25)	(2)	(7)	(2)	—	(50)
Other	—	7	(1)	1	—	—	7
At December 31, 2005	$ 36	$ 78	$ 3	$15	$ 3	$ 2	$137
Accruals	6	19	1	2	1	—	29
Payments	(9)	(24)	(1)	(5)	(2)	(1)	(42)
Other	1	(4)	—	—	—	—	(3)
At December 31, 2006	$ 34	$ 69	$ 3	$12	$ 2	$ 1	$121
Accruals	**13**	**19**	**2**	**5**	**2**	**—**	**41**
Payments	**(12)**	**(21)**	**(1)**	**(5)**	**(2)**	**—**	**(41)**
Other	**—**	**—**	**—**	**—**	**1**	**—**	**1**
At December 31, 2007	**$ 35**	**$ 67**	**$ 4**	**$12**	**$ 3**	**$ 1**	**$122**

Sunoco's accruals for environmental remediation activities reflect management's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable.

Total future costs for the environmental remediation activities identified above will depend upon, among other things, the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the nature and terms of cost-sharing arrangements with other potentially responsible parties, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates and the determination of Sunoco's liability at the sites, if any, in light of the number, participation level and financial viability of the other parties. Management believes it is reasonably possible (i.e., less than probable but greater than remote) that additional environmental remediation losses will be incurred. At December 31, 2007, the aggregate of the estimated maximum additional reasonably possible losses, which relate to numerous individual sites, totaled approximately $100 million. However, the Company believes it is very unlikely that it will realize the maximum reasonably possible loss at every site. Furthermore, the recognition of additional losses, if and when they were to occur, would likely extend over many years and, therefore, likely would not have a material impact on the Company's financial position.

Under various environmental laws, including the Resource Conservation and Recovery Act ("RCRA") (which relates to solid and hazardous waste treatment, storage and disposal), Sunoco has initiated corrective remedial action at its facilities, formerly owned facilities and third-party sites. At the Company's major manufacturing facilities, Sunoco has consistently assumed continued industrial use and a containment/remediation strategy focused on eliminating unacceptable risks to human health or the environment. The remediation accruals for these sites reflect that strategy. Accruals include amounts to prevent off-site migration and to contain the impact on the facility property, as well as to address known, discrete areas requiring remediation within the plants. Activities include closure of RCRA solid waste management units, recovery of hydrocarbons, handling of impacted soil, mitigation of surface water impacts and prevention of off-site migration.

Many of Sunoco's current terminals are being addressed with the above containment/remediation strategy. At some smaller or less impacted facilities and some previously divested terminals, the focus is on remediating discrete interior areas to attain regulatory closure.

Sunoco owns or operates certain retail gasoline outlets where releases of petroleum products have occurred. Federal and state laws and regulations require that contamination caused by such releases at these sites and at formerly owned sites be assessed and remediated to meet the applicable standards. The obligation for Sunoco to remediate this type of contamination varies, depending on the extent of the release and the applicable laws and regulations. A portion of the remediation costs may be recoverable from the reimbursement fund of the applicable state, after any deductible has been met.

Future costs for environmental remediation activities at the Company's retail marketing sites will also be influenced by the extent of MTBE contamination of groundwater, the cleanup of which will be driven by thresholds based on drinking water protection. Though not all groundwater is used for drinking, several states have initiated or proposed more stringent MTBE cleanup requirements. Cost increases result directly from extended remedial operations and maintenance on sites that, under prior standards, could otherwise have been completed. Cost increases will also result from installation of additional remedial or monitoring wells and purchase of more expensive equipment because of the presence of MTBE. While actual cleanup costs for specific sites are variable and depend on many of the factors discussed above, expansion of similar MTBE remediation thresholds to additional states or adoption of even more stringent requirements for MTBE remediation would result in further cost increases. Sunoco does not currently, nor does it intend to, manufacture or sell gasoline containing MTBE.

The accrued liability for hazardous waste sites is attributable to potential obligations to remove or mitigate the environmental effects of the disposal or release of certain pollutants at third-party sites pursuant to the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") (which relates to releases and remediation of hazardous substances) and similar state laws. Under CERCLA, Sunoco is potentially subject to joint and several liability for the costs of remediation at sites at which it has been identified as a "potentially responsible party" ("PRP"). As of December 31, 2007, Sunoco had been named as a PRP at 33 sites identified or potentially identifiable as "Superfund" sites under federal and state law. The Company is usually one of a number of companies identified as a PRP at a site. Sunoco has reviewed the nature and extent of its involvement at each site and other relevant circumstances and, based upon the other parties involved or Sunoco's level of participation therein, believes that its potential liability associated with such sites will not be significant.

Management believes that none of the current remediation locations, which are in various stages of ongoing remediation, is individually material to Sunoco as its largest accrual for any one Superfund site, operable unit or remediation area was less than $8 million at December 31, 2007. As a result, Sunoco's exposure to adverse developments with respect to any individual site is not expected to be material. However, if changes in environmental laws or regulations occur, such changes could impact multiple Sunoco facilities, formerly owned facilities and third-party sites at the same time. As a result, from time to time, significant charges against income for environmental remediation may occur.

The Company maintains insurance programs that cover certain of its existing or potential environmental liabilities, which programs vary by year, type and extent of coverage. For underground storage tank remediations, the Company can also seek reimbursement through various state funds of certain remediation costs above a deductible amount. For certain acquired properties, the Company has entered into arrangements with the sellers or others that allocate environmental liabilities and provide indemnities to the Company for remediating contamination that occurred prior to the acquisition dates. Some of these environmental indemnifications are subject to caps and limits. No accruals have been recorded for any potential contingent liabilities that will be funded by the prior owners as management does not believe, based on current information, that it is likely that any of the former owners will not perform under any of these agreements. Other than the preceding arrangements, the Company has not entered into any arrangements with third parties to mitigate its exposure to loss from environmental contamination. Claims for recovery of environmental liabilities that are probable of realization totaled $14 million at December 31, 2007 and are included principally in deferred charges and other assets in the consolidated balance sheets.

MTBE Litigation

Sunoco, along with other refiners, manufacturers and sellers of gasoline are defendants in approximately 77 lawsuits in 18 states and the Commonwealth of Puerto Rico, which allege MTBE contamination in groundwater. Plaintiffs, who include water purveyors and municipalities responsible for supplying drinking water and private well owners, allege that refiners and suppliers of gasoline containing MTBE are responsible for manufacturing and distributing a defective product that contaminates groundwater. Plaintiffs are asserting primarily product liability claims and additional claims including nuisance, trespass, negligence, violation of environmental laws and deceptive business practices. In addition, several actions commenced by state authorities allege natural resource damages. Plaintiffs are seeking to rely on a "joint liability of industry" theory at trial, although there has been no ruling as to whether the plaintiffs will be permitted to pursue this theory. Plaintiffs are seeking compensatory damages, and in some cases injunctive relief, punitive damages and attorneys' fees.

The majority of MTBE cases have been removed to federal court and consolidated for pretrial purposes in the U.S. District Court for the Southern District of New York (MDL 1358) ("MDL Litigation"). Discovery is proceeding in four focus cases. Sunoco is a defendant in three of those cases. In one of the four cases, the *Suffolk County Water Authority* case, the court has set a trial date in September 2008. In addition, several private well owner cases are moving forward. Sunoco is a defendant in two of those cases. The Second Circuit Court of Appeals ("Second Circuit") recently rendered a decision in two MTBE cases that are part of the MDL Litigation in which it held that there was no federal jurisdiction for the removal of these cases to federal court and consequently ordered that the cases be remanded back to the state courts from which they originated. The parties and the judge in the MDL Litigation are evaluating the impact of the Second Circuit's decision on the remaining cases that are part of the MDL Litigation and a number of additional cases have been remanded back to the state court.

In December 2007, Sunoco, along with other refiners, entered into a settlement in principle pertaining to certain MTBE cases. This settlement will cover 53 of the cases referred to above, including the *Suffolk County Water Authority* case. The settlement for these cases will require a cash payment by the group of settling refiner defendants of approximately $424 million (which includes attorneys' fees) plus an agreement in the future to fund costs of treating existing wells as to which MTBE has not currently been detected which later is detected, over four consecutive quarters, above certain concentration levels. As MTBE is no longer used, and based on a generally declining trend in MTBE contamination, the Company does not anticipate substantial costs associated with the future treatment of existing wells. Under the settlement, Sunoco was assigned an allocation percentage and will be required to make a cash payment of approximately $28 million. In addition to the cash payment, Sunoco will participate on the same basis in any costs of future treatment of existing wells. Sunoco is attempting to recover the amount it is required to pay in settlement from its insurance carriers. In connection with the settlement, the Company established a $28 million accrual ($17 million after tax) in 2007 (Note 2).

For the group of MTBE cases that are not covered by the settlement, there has been insufficient information developed about the plaintiffs' legal theories or the facts that would be relevant to an analysis of the ultimate liability to Sunoco. Based on the current law and facts available at this time, no accrual has been established for any potential damages at December 31, 2007 and Sunoco believes that these cases will not have a material adverse effect on its consolidated financial position.

Conclusion

Many other legal and administrative proceedings are pending or may be brought against Sunoco arising out of its current and past operations, including matters related to commercial and tax disputes, product liability, antitrust, employment claims, leaks from pipelines and underground storage tanks, natural resource damage claims, premises-liability claims, allegations of exposures of third parties to toxic substances (such as benzene or asbestos) and general environmental claims. Although the ultimate outcome of these proceedings and other matters identified above cannot be ascertained at this time, it is reasonably possible that some of these matters could be resolved unfavorably to Sunoco. Management believes that these matters could have a significant impact on results of operations for any future quarter or year. However, management does not believe that any additional liabilities which may arise pertaining to such matters would be material in relation to the consolidated financial position of Sunoco at December 31, 2007.

15. Minority Interests

Cokemaking Operations

Sunoco received a total of $309 million in exchange for interests in its Jewell cokemaking operations in two separate transactions in 1995 and 2000. Sunoco also received a total of $415 million in exchange for interests in its Indiana Harbor cokemaking operations in two separate transactions in 1998 and 2002. Sunoco did not recognize any gain as of the dates of these transactions because the third-party investors were entitled to a preferential return on their respective investments. In December 2006, Sunoco acquired the limited partnership interest of the third-party investor in the Jewell cokemaking operation for $155 million and recognized a $3 million after-tax loss in other income (loss), net, in the 2006 consolidated statement of income in connection with this transaction. As a result, such third-party investor is no longer entitled to any preferential or residual return in this operation.

The returns of the investors in the Indiana Harbor cokemaking operations were equal to 98 percent of the cash flows and tax benefits from such cokemaking operations during the preferential return period, which continued until the fourth quarter of 2007 at which time the investor entitled to the preferential return recovered its investment and achieved a cumulative annual after-tax return of approximately 10 percent. After payment of the preferential return, the investors in the Indiana Harbor operations are now entitled to a minority interest in the related net income amounting to 34 percent which declines to 10 percent by 2038.

The Company indemnifies the third-party investors (including the former investor in the Jewell cokemaking operations) for certain tax benefits that were available to them during the preferential return period in the event the Internal Revenue Service disallows the tax deductions and benefits allocated to the third parties or if there is a change in the tax laws that reduces the amount of nonconventional fuel tax credits. These tax indemnifications are in effect until the applicable tax returns are no longer subject to Internal Revenue Service review. Although the Company believes the possibility is remote that it will be required to do so, at December 31, 2007, the maximum potential payment under these tax indemnifications would have been approximately $265 million.

The following table sets forth the minority interest balances and the changes in these balances attributable to the third-party investors' interests in cokemaking operations:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	**$102**	$234	$287
Nonconventional fuel credit and other tax benefits*	**(3)**	(45)	(57)
Preferential return*	**20**	48	42
Cash distributions to third-party investors	**(36)**	(43)	(38)
Acquisition of third-party investor's interest in Jewell cokemaking operations (Note 2)	**—**	(92)	—
Balance at end of year	**$ 83**	$102	$234

*The nonconventional fuel credit and other tax benefits and the preferential return are included in other income (loss), net, in the consolidated statements of income (Notes 1 and 3). The preferential return for 2006 includes an $11 million increase ($7 million after tax) attributable to a correction of an error in the computation of the preferential return relating to prior years. Prior-period amounts have not been restated as this adjustment was not deemed to be material.

Logistics Operations

During the 2005-2006 period, Sunoco Logistics Partners L.P. issued a total of 7.1 million limited partnership units in a series of public offerings, generating $270 million of net proceeds. Coincident with certain of these offerings, the Partnership redeemed 2.8 million limited partnership units owned by Sunoco for $99 million. Upon completion of these transactions, Sunoco's interest in the Partnership, including its 2 percent general partnership interest, decreased to 43 percent. The accounts of the Partnership continue to be included in Sunoco's consolidated financial statements.

As of December 31, 2007 and 2006, Sunoco owned 12.06 million limited partnership units. At December 31, 2006, this ownership interest consisted of 6.37 million common units and 5.69 million subordinated units. Distributions on Sunoco's subordinated units were payable only after the minimum quarterly distributions of $.45 per unit for the common units held by the public and Sunoco, including any arrearages, had been made. The subordinated units were convertible to common units if certain financial tests related to earning and paying the minimum quarterly distribution for the preceding three consecutive one-year periods had been met. In February 2007, 2006 and 2005, when the quarterly cash distributions pertaining to the fourth quarters of 2006, 2005 and 2004 were paid, all three three-year requirements were satisfied. As a result, all of Sunoco's subordinated units have been converted to common units, 5.69 million in February 2007 and 2.85 million each in February 2006 and February 2005.

The Partnership's prior issuance of common units to the public resulted in an increase in the value of Sunoco's proportionate share of the Partnership's equity as the issuance price per unit exceeded Sunoco's carrying amount per unit at the time of issuance. Prior to February 2007, the resultant gain to Sunoco on these transactions had been deferred as a component of minority interest in the Company's consolidated balance sheets as the common units issued did not represent residual interests in the Partnership due to Sunoco's ownership of the subordinated units. The deferred gain, which amounted to $151 million ($90 million after tax), was recognized in income in the first quarter of 2007 when Sunoco's remaining subordinated units converted to common units at which time the common units became the residual interests.

Sunoco is a party to various agreements with the Partnership which require Sunoco to pay for minimum storage and throughput usage of certain Partnership assets. Sunoco also has agreements with the Partnership which establish fees for administrative services provided by Sunoco and provide indemnifications by Sunoco for certain environmental, toxic tort and other liabilities related to operation of the Partnership's assets prior to its initial public offering in February 2002.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investors' interests in Sunoco Logistics Partners L.P.:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	**$ 503**	$397	$232
Gain recognized in income related to prior issuance of the Partnership's limited partnership units	**(151)**	—	—
Net proceeds from public equity offerings	**—**	110	160
Minority interest share of income*	**56**	42	28
Increase attributable to Partnership management incentive plan	**3**	2	5
Cash distributions to third-party investors**	**(55)**	(48)	(28)
Balance at end of year	**$ 356**	$503	$397

* Included in selling, general and administrative expenses in the consolidated statements of income.

** During the 2005-2007 period, the Partnership increased its quarterly cash distribution per unit from $.625 to $.87.

Epsilon Joint Venture Operations

Sunoco and a third party were owners of Epsilon Products Company, LLC ("Epsilon"), a joint venture that consists of polymer-grade propylene operations at Sunoco's Marcus Hook, PA refinery and an adjacent polypropylene plant. The joint venture was a variable interest entity for which the Company was the primary beneficiary. As such, the accounts of Epsilon were included in Sunoco's consolidated financial statements. In December 2007, in connection with mediation concerning litigation among Sunoco, Inc., Epsilon and the Epsilon joint-venture partners related to Sunoco, Inc.'s repayment under a debt guarantee of $151 million of Epsilon's debt in 2006, Sunoco agreed to purchase the joint-venture partner's interest in Epsilon for $18 million. All litigation concerning this matter is now settled.

The following table sets forth the minority interest balance and the changes to this balance attributable to the third-party investor's interest in Epsilon:

(Millions of Dollars)	2007	2006	2005
Balance at beginning of year	**$13**	$16	$11
Minority interest share of income (loss)*	**(6)**	(3)	5
Acquisition of third-party investor's interest in Epsilon	**(7)**	—	—
Balance at end of year	**$—**	$13	$16

* Included in selling, general and administrative expenses in the consolidated statements of income.

16. Shareholders' Equity

Each share of Company common stock is entitled to one full vote. The $7 million of outstanding 6¾ percent subordinated debentures are convertible into shares of Sunoco common stock at any time prior to maturity at a conversion price of $20.41 per share and are redeemable at the option of the Company. At December 31, 2007, there were 355,561 shares of common stock reserved for this potential conversion (Note 12).

On July 7, 2005, the Company's Board of Directors ("Board") approved a two-for-one split of Sunoco's common stock to be effected in the form of a stock dividend. The shares were distributed on August 1, 2005 to shareholders of record as of July 18, 2005. In connection with the common stock split, the number of authorized shares of common stock was increased from 200 million to 400 million, and the shares of common stock reserved for issuance pertaining to Sunoco's 6¾ percent convertible debentures and various employee benefit plans were proportionally increased in accordance with the terms of those respective agreements and plans.

The Company increased the quarterly cash dividend paid on common stock from $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

The Company repurchased in 2007, 2006 and 2005, 4.0, 12.2 and 6.7 million shares, respectively, of its common stock for $300, $871 and $435 million, respectively. In 2006, the Company announced that its Board had approved additional share repurchase authorizations totaling $1.5 billion. At December 31, 2007, the Company had a remaining authorization from its Board to repurchase up to $649 million of Company common stock from time to time depending on prevailing market conditions and available cash.

The Company's Articles of Incorporation authorize the issuance of up to 15 million shares of preference stock without par value, subject to approval by the Board. The Board also has authority to fix the number, designation, rights, preferences and limitations of these shares, subject to applicable laws and the provisions of the Articles of Incorporation. At December 31, 2007, no such shares had been issued.

The following table sets forth the components (net of related income taxes) of the accumulated other comprehensive loss balances in shareholders' equity:

	December 31	
(Millions of Dollars)	2007	2006
Retirement benefit plan funded status adjustment (Notes 1 and 9)	**$(185)**	$(223)
Hedging activities (Note 18)	**(13)**	38
Available-for-sale securities	**5**	9
	$(193)	$(176)

17. Management Incentive Plans

Sunoco's principal management incentive plans are the Executive Incentive Plan ("EIP") and the Long-Term Performance Enhancement Plan II ("LTPEP II"). The EIP provides for the payment of annual cash incentive awards while the LTPEP II provides for the award of stock options, common stock units and related rights to directors, officers and other key employees of Sunoco. LTPEP II authorizes the use of eight million shares of common stock for awards. At December 31, 2007, 3,042,379 shares of common stock were available for grant. No awards may be granted under LTPEP II after December 31, 2008, unless the Board extends this date to a date no later than December 31, 2013.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), utilizing the modified-prospective method.

SFAS No. 123R revised the accounting for stock-based compensation required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") (Note 1).

The stock options granted under LTPEP II have a 10-year term, are not exercisable until two years after the date of grant and permit optionees to purchase Company common stock at its fair market value on the date of grant. Under SFAS No. 123, the fair value of the stock options was estimated using the Black-Scholes option pricing model. Use of this model requires the Company to make certain assumptions regarding the term that the options are expected to be outstanding ("expected life"), as well as regarding the risk-free interest rate, the Company's expected dividend yield and the expected volatility of the Company's stock price during the period the options are expected to be outstanding. The expected life and dividend yield are estimated based on historical experience. The risk-free interest rate is based on the U.S. Treasury yield curve at the date of grant for periods that are approximately equal to the expected life. The Company uses historical share prices, for a period equivalent to the options' expected life, to estimate the expected volatility of the Company's share price. Under SFAS No. 123R, the Company continues to use the Black-Scholes option pricing model to estimate the fair value of stock options. Such fair value has been based on the following weighted-average assumptions:

	2007	2006	2005
Expected life (years)	**5**	5	5
Risk-free interest rate	**3.5%**	4.4%	4.5%
Dividend yield	**1.7%**	1.5%	1.0%
Expected volatility	**29.0%**	28.8%	27.7%

The following table summarizes information with respect to common stock option awards under Sunoco's management incentive plans:

(Dollars in Millions, Except Per-Share and Per-Option Amounts)	Management Incentive Plans Shares Under Option	Weighted-Average Option Price Per Share	Weighted-Average Fair Value Per Option*	Intrinsic Value
Outstanding, December 31, 2004	2,767,088	$26.42		
Granted	373,700	$77.54	$22.76	
Exercised	(1,612,482)	$20.39		$77
Canceled	—			
Outstanding, December 31, 2005	1,528,306	$45.27		
Granted	456,325	$68.72	$19.68	
Exercised	(658,190)	$38.05		$20
Canceled	(6,400)	$52.61		
Outstanding, December 31, 2006	1,320,041	$56.95		
Granted	**502,434**	**$64.19**	**$16.92**	
Exercised**	**(250,167)**	**$31.26**		**$11**
Canceled	**—**			
Outstanding, December 31, 2007	**1,572,308*** **	**$63.35**		**$16**
Exercisable, December 31				
2005	333,406	$18.94		
2006	492,016	$30.47		
2007	**613,549*** **	**$58.67**		**$10**

* Represents the weighted-average fair value per option granted as of the date of grant.

** Cash received by the Company upon exercise totaled $6 million and the related tax benefit realized amounted to $5 million.

*** The weighted-average remaining contractual term of outstanding options and exercisable options was 8.4 and 6.9 years, respectively.

Common stock award units under the Company's management incentive plans mature upon completion of a three-year service period or upon attainment of predetermined performance targets during the three-year period. For performance-based awards, adjustments for attainment of performance targets can range from 0-200 percent of the award grant. Awards are payable in cash or common stock. Awards to be paid in cash are classified as liabilities in the Company's consolidated balance sheets and are re-measured for expense purposes at fair value each period (based on the fair value of an equivalent number of Sunoco common shares at the end of the period) with any change in fair value recognized as an increase or decrease in income. For service-based awards to be settled in common stock, the grant-date fair value is based on the closing price of the Company's shares on the date of grant. For performance-based awards, the payout of which is determined by market conditions related to stock price performance, the grant-date fair value is generally estimated using a Monte Carlo simulation model. Use of this model requires the Company to make certain assumptions regarding expected volatility of the Company's stock price during the vesting period as well as regarding the risk-free interest rate and correlations of stock returns among the Company and its peers. The Company uses historical share prices, for a period equivalent to the award's term, to estimate the expected volatility of the Company's share price. The risk-free interest rate is based on the U.S. Treasury yield curve at the date of grant for a term that approximates the award's term. Correlations of stock returns among the Company and its peers are calculated using historical daily stock-return data for a period equivalent to the award's term.

The following tables set forth separately information with respect to common stock unit awards to be settled in cash and awards to be settled in stock under Sunoco's management incentive plans:

Cash Settled Awards

(Dollars in Millions, Except Per-Unit Amounts)	Awards	Weighted-Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2004	695,470	$25.72	
Granted	99,170	$77.54	
Performance factor adjustment**	263,500		
Vested***	(527,000)	$15.08	$43
Nonvested, December 31, 2005	531,140	$40.68	
Granted	128,980	$68.43	
Performance factor adjustment**	233,530		
Vested***	(467,060)	$24.51	$31
Nonvested, December 31, 2006	426,590	$57.92	
Granted	**143,170**	**$63.98**	
Performance factor adjustment**	**198,440**		
Vested***	**(396,880)**	**$41.28**	**$29**
Nonvested, December 31, 2007	**371,320†**	**$69.15**	

* Represents the weighted-average fair value per unit as of the date of grant.

** Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.

*** Cash payments for vested awards are made in the first quarter of the following year.

† Includes 180,920 awards attributable to retirement-eligible employees for whom no further service is required.

Stock Settled Awards

(Dollars in Millions, Except Per-Unit Amounts)	Awards	Weighted-Average Fair Value Per Unit*	Fair/ Intrinsic Value
Nonvested, December 31, 2004	140,680	$26.49	
Granted	3,500	$77.54	
Performance factor adjustment**	34,600		
Vested	(73,200)	$15.07	$6
Nonvested, December 31, 2005	105,580	$32.36	
Granted	115,785	$74.06	
Performance factor adjustment**	27,600		
Vested	(81,200)	$23.41	$5
Canceled	(4,830)	$46.57	
Nonvested, December 31, 2006	162,935	$64.70	
Granted	**117,490**	**$65.42**	
Performance factor adjustment**	**20,760**		
Vested	**(66,040)**	**$40.58**	**$4**
Canceled	**(3,980)**	**$73.62**	
Nonvested, December 31, 2007	**231,165**	**$69.69**	

* Represents the weighted-average fair value per unit as of the date of grant.

** Consists of adjustments to vested performance-based awards to reflect actual performance. The adjustments are required since the original grants of these awards were at 100 percent of the targeted amounts.

For the years 2007, 2006 and 2005, the Company recognized stock-based compensation expense of $33, $35 and $65 million, respectively, and related tax benefits of $13, $14 and $26 million, respectively. As of December 31, 2007, total compensation cost related to nonvested awards not yet recognized was $20 million, and the weighted-average period over which this cost is expected to be recognized in income is 2.1 years. The stock-based compensation expense and the total compensation cost related to nonvested awards not yet recognized reflect the Company's estimates of performance factors pertaining to performance-based common stock unit awards. In addition, equity-based compensation expense attributable to Sunoco Logistics Partners L.P. for 2007, 2006 and 2005 amounted to $5, $4 and $3 million, respectively.

18. Financial Instruments

The estimated fair value of financial instruments has been determined based on the Company's assessment of available market information and appropriate valuation methodologies. However, these estimates may not necessarily be indicative of the amounts that the Company could realize in a current market exchange.

Sunoco's current assets (other than inventories and deferred income taxes) and current liabilities (other than the current portion of retirement benefit liabilities) are financial instruments. The estimated fair values of these financial instruments approximate their carrying amounts. At December 31, 2007 and 2006, the estimated fair value of Sunoco's long-term debt was $1,792 and $1,757 million, respectively, compared to carrying amounts of $1,724 and $1,705 million, respectively. Long-term debt that is publicly traded was valued based on quoted market prices while the fair value of other debt issues was estimated by management based upon current interest rates available to Sunoco at the respective balance sheet dates for similar issues.

Sunoco uses swaps, options, futures, forwards and other derivative instruments for hedging purposes. Sunoco is at risk for possible changes in the market value for these derivative instruments. However, it is anticipated that such risk would be mitigated by price changes in the underlying hedged items. In addition, Sunoco is exposed to credit risk in the event of nonperformance by counterparties. Management believes this risk is negligible as its counterparties are either regulated by securities exchanges or are major international financial institutions or corporations with investment-grade credit ratings. Market and credit risks associated with all of Sunoco's derivative contracts are reviewed regularly by management.

Derivative instruments are used from time to time to achieve ratable pricing of crude oil purchases, to convert certain expected refined product sales to fixed or floating prices, to lock in what Sunoco considers to be acceptable margins for various refined products and to lock in the price of a portion of the Company's electricity and natural gas purchases or sales.

Beginning in the second quarter of 2006, Sunoco increased its use of ethanol as an oxygenate component in gasoline in response to the new renewable fuels mandate for ethanol and the discontinuance of the use of MTBE as a gasoline blending component. Since then, most of the ethanol purchased by Sunoco has been through normal fixed-price purchase contracts. To reduce the margin risk created by these fixed-price contracts, the Company entered into derivative contracts to sell gasoline at a fixed price to hedge a similar volume of forecasted floating-price gasoline sales over the term of the ethanol contracts. In effect, these derivative contracts have locked in an acceptable differential between the gasoline price and the cost of the ethanol purchases for gasoline blending during this period.

As a result of changes in the price of gasoline, the fair value of the fixed-price gasoline contracts decreased $97 million ($58 million after tax) in 2007 after increasing $82 million ($48 million after tax) in 2006. As these derivative contracts have been designated as cash flow hedges, these changes in fair value are not initially included in net income but rather are reflected in the net hedging losses component of comprehensive income. The fair value of these contracts at the time the positions are closed is recognized in income when the hedged items are recognized in income, with Sunoco's margin reflecting the differential between the gasoline sales prices hedged to a fixed price and the cost of fixed-price ethanol purchases. Net gains (losses) totaling $(14) and $11 million ($(8) and $6 million after tax) were reclassified to net income in 2007 and 2006, respectively, when the hedged items were recognized in net income.

At December 31, 2007, the Company had recorded liabilities totaling $36 million for hedging losses and assets totaling $12 million for hedging gains (including amounts attributable to the fixed-price gasoline sales contracts discussed above), which represented their fair value as determined using various indices and dealer quotes. The amount of hedge ineffectiveness on derivative contracts during the 2005-2007 period was not material. Open contracts as of December 31, 2007 vary in duration but generally do not extend beyond 2008.

19. Business Segment Information

Sunoco is principally a petroleum refiner and marketer, and chemicals manufacturer with interests in logistics and cokemaking. Sunoco's operations are organized into five business segments.

The Refining and Supply segment manufactures petroleum products and commodity petrochemicals at Sunoco's Marcus Hook, Philadelphia, Eagle Point and Toledo refineries and petroleum and lubricant products at Sunoco's Tulsa refinery and sells these products to other Sunoco businesses and to wholesale and industrial customers. Refinery operations are comprised of Northeast Refining (the Marcus Hook, Philadelphia and Eagle Point refineries) and MidContinent Refining (the Toledo and Tulsa refineries).

The Retail Marketing segment sells gasoline and middle distillates at retail and operates convenience stores in 27 states primarily on the East Coast and in the Midwest region of the United States.

The Chemicals segment manufactures phenol and related products at chemical plants in Philadelphia, PA and Haverhill, OH; polypropylene at facilities in LaPorte, TX, Neal, WV and Bayport, TX; and cumene at the Philadelphia and Eagle Point refineries. In addition, propylene is upgraded and polypropylene is produced at the Marcus Hook, PA Epsilon facility. This segment also distributes and markets these products.

The Logistics segment operates refined product and crude oil pipelines and terminals and conducts crude oil acquisition and marketing activities primarily in the Northeast, Midwest and South Central regions of the United States. In addition, the Logistics segment has ownership interests in several refined product and crude oil pipeline joint ventures. Substantially all logistics operations are conducted through Sunoco Logistics Partners L.P. (Note 15).

The Coke segment makes high-quality, blast-furnace coke at facilities located in East Chicago, IN (Indiana Harbor), Vansant, VA (Jewell) and Franklin Furnace, OH (Haverhill), and produces metallurgical coal from mines in Virginia, primarily for use at the Jewell cokemaking facility. Substantially all of the coke sales are made under long-term contracts with a major steel company. Sunoco is also the operator of a cokemaking plant in Vitória, Brazil which commenced operations in the first quarter of 2007. During the fourth quarter of 2007, Sunoco increased its investment in the project company that owns the Vitória facility, as planned, by becoming its sole subscriber of preferred shares for a total equity interest of $41 million. In addition, the Indiana Harbor plant produces heat as a by-product that is used by a third party to produce electricity, the Haverhill plant produces steam that is sold to the Chemicals business and the Vitória plant produces steam that is sold to the majority common shareholder of its project company. An additional cokemaking facility and associated cogeneration power plant are currently under construction at the Haverhill site, which are expected to be operational in the second half of 2008.

Income tax amounts give effect to the tax credits earned by each segment. Overhead expenses that can be identified with a segment have been included as deductions in determining pretax and after-tax segment income. The remainder are included in Corporate and Other. Also included in Corporate and Other are net financing expenses and other, which consist principally of interest expense, the preferential return of third-party investors in the Company's cokemaking operations (Note 15) and debt and other financing expenses less interest income and interest capitalized, and significant unusual and infrequently occurring items not allocated to a segment for purposes of reporting to the chief operating decision maker. Intersegment revenues are accounted for based on the prices negotiated by the segments which approximate market. Identifiable assets are those assets that are utilized within a specific segment.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2007							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	**$21,149**	**$14,333**	**$2,786**	**$5,696**	**$506**	**$ —**	**$44,470**
Intersegment	**$12,078**	**$ —**	**$ —**	**$1,676**	**$ 10**	**$ —**	**$ —**
Pretax segment income (loss)	**$ 1,255**	**$ 113**	**$ 40**	**$ 71**	**$ 14**	**$(84)**	**$ 1,409**
Income tax (expense) benefit	**(483)**	**(44)**	**(14)**	**(26)**	**15**	**34**	**(518)**
After-tax segment income (loss)	**$ 772**	**$ 69**	**$ 26**	**$ 45**	**$ 29**	**$(50)***	**$ 891**
Equity income	**$ 3**	**$ —**	**$ —**	**$ 28**	**$ —**	**$ —**	**$ 31**
Depreciation, depletion and amortization	**$ 240**	**$ 108**	**$ 75**	**$ 37**	**$ 20**	**$ —**	**$ 480**
Capital expenditures	**$ 700**	**$ 111**	**$ 66****	**$ 120**	**$182*****	**$ —**	**$ 1,179**
Investments in affiliated companies	**$ 25**	**$ —**	**$ —**	**$ 88**	**$ 41**	**$ —**	**$ 154**
Identifiable assets	**$ 5,437**	**$ 1,386**	**$1,630**	**$2,446**	**$706**	**$921†**	**$12,426††**

* Consists of $67 million of after-tax corporate expenses, $41 million of after-tax net financing expenses and other, a $90 million after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units and a $32 million after-tax provision for asset write-downs and other matters (Notes 2 and 15).

** Excludes $18 million acquisition of the minority interest in the Epsilon polypropylene operations (Note 15).

*** Excludes $39 million investment in Brazilian cokemaking operations.

† Consists of Sunoco's $130 million consolidated deferred income tax asset and $791 million attributable to corporate activities.

†† After elimination of intersegment receivables.

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2006							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	$18,140	$13,482	$2,544	$3,995	$475	$ —	$38,636
Intersegment	$11,068	$ —	$ —	$1,837	$ 10	$ —	$ —
Pretax segment income (loss)	$ 1,467	$ 129	$ 61	$ 55	$ 52	$(184)	$ 1,580
Income tax (expense) benefit	(586)	(53)	(18)	(19)	(2)	77	(601)
After-tax segment income (loss)	$ 881	$ 76	$ 43	$ 36	$ 50	$(107)*	$ 979
Equity income	$ 4	$ —	$ —	$ 22	$ —	$ —	$ 26
Depreciation, depletion and amortization	$ 225	$ 104	$ 74	$ 38	$ 18	$ —	$ 459
Capital expenditures	$ 712	$ 112	$ 62**	$ 119***	$ 14†	$ —	$ 1,019
Investments in affiliated companies	$ 22	$ —	$ —	$ 85	$ 2	$ —	$ 109
Identifiable assets	$ 5,144	$ 1,409	$1,598	$1,991	$483	$ 430††	$10,982†††

* Consists of $58 million of after-tax corporate expenses and $49 million of after-tax net financing expenses and other.

** Excludes a $14 million purchase price adjustment to the 2001 Aristech Chemical Corporation acquisition attributable to an earn-out payment made in 2006. The earn out, which relates to 2005, was due to realized margins for phenol exceeding certain agreed-upon threshold amounts.

*** Excludes the acquisition of two separate crude oil pipeline systems and related storage facilities located in Texas, one from Alon USA Energy, Inc. for $68 million and the other from Black Hills Energy, Inc. for $41 million (Note 2).

† Excludes $155 million acquisition of the minority interest in the Jewell cokemaking operations (Notes 2 and 15).

†† Consists of Sunoco's $93 million consolidated deferred income tax asset and $337 million attributable to corporate activities.

††† After elimination of intersegment receivables.

Segment Information

(Millions of Dollars)	Refining and Supply	Retail Marketing	Chemicals	Logistics	Coke	Corporate and Other	Consolidated
2005							
Sales and other operating revenue (including consumer excise taxes):							
Unaffiliated customers	$16,620	$11,783	$2,440	$2,497	$414	$ —	$33,754
Intersegment	$ 9,420	$ —	$ —	$1,983	$ 6	$ —	$ —
Pretax segment income (loss)	$ 1,582	$ 50	$ 152	$ 37	$ 69	$ (310)	$ 1,580
Income tax (expense) benefit	(635)	(20)	(58)	(15)	(21)	143	(606)
After-tax segment income (loss)	$ 947	$ 30	$ 94	$ 22	$ 48	$ (167)*	$ 974
Equity income	$ 10	$ —	$ —	$ 16	$ —	$ —	$ 26
Depreciation, depletion and amortization	$ 201	$ 105	$ 71	$ 36	$ 16	$ —	$ 429
Capital expenditures	$ 687	$ 117	$ 55	$ 79**	$ 32	$ —	$ 970
Investments in affiliated companies	$ 37	$ —	$ —	$ 86	$ 1	$ —	$ 124
Identifiable assets	$ 3,866	$ 1,390	$1,583	$1,586	$417	$1,152***	$ 9,931†

* Consists of $84 million of after-tax corporate expenses, $45 million of after-tax net financing expenses and other, an $18 million net after-tax gain related to income tax matters and a $56 million after-tax loss associated with the Chemicals segment's phenol supply contract dispute (Notes 2, 3 and 4).

** Excludes $100 million acquisition from ExxonMobil of a crude oil pipeline system and related storage facilities located in Texas and $5 million acquisition from Chevron of an ownership interest in Mesa Pipeline (Note 2).

*** Consists of Sunoco's $215 million consolidated deferred income tax asset and $937 million attributable to corporate activities.

† After elimination of intersegment receivables.

The following table sets forth Sunoco's sales to unaffiliated customers and other operating revenue by product or service:

(Millions of Dollars)	**2007**	2006	2005
Gasoline:			
Wholesale	**$ 6,451**	$ 5,633	$ 5,339
Retail	**10,344**	9,490	7,929
Middle distillates	**11,824**	9,952	8,866
Residual fuel	**1,637**	1,428	1,509
Petrochemicals	**3,489**	3,196	3,014
Lubricants	**506**	562	417
Other refined products	**727**	622	517
Convenience store merchandise	**536**	528	535
Other products and services	**289**	228	204
Resales of purchased crude oil	**5,566**	3,888	2,422
Coke and coal	**474**	475	414
Consumer excise taxes	**2,627**	2,634	2,588
	$44,470	$38,636	$33,754

Supplemental Financial and Operating Information (Unaudited)

Refining and Supply and Retail Marketing Segments Data

Refinery Utilization*	2007	2006	2005
Refinery crude unit capacity at December 31	**910.0****	900.0	900.0
Input to crude units	**834.7**	840.6	881.0
Refinery crude unit capacity utilized	**92%**	93%	98%

* Thousands of barrels daily, except percentages.

** Reflects a 10 thousand barrels-per-day increase in MidContinent Refining in July 2007 attributable to a crude unit debottleneck project at the Toledo refinery.

Products Manufactured*	2007	2006	2005
Gasoline	**439.2**	436.2	443.4
Middle distillates	**314.4**	305.5	319.5
Residual fuel	**66.6**	74.0	76.2
Petrochemicals	**37.2**	35.6	36.8
Lubricants	**11.6**	13.2	13.2
Other	**80.4**	82.2	86.6
Total production	**949.4**	946.7	975.7
Less: Production used as fuel in refinery operations	**43.4**	43.9	48.6
Total production available for sale	**906.0**	902.8	927.1

* Thousands of barrels daily.

Inventories*	2007	2006	2005
Crude oil	**21.3**	20.6	21.6
Refined products**	**23.2**	24.3	18.9

* Millions of barrels at December 31.

** Includes petrochemical inventories produced at Sunoco's Marcus Hook, Philadelphia, Eagle Point and Toledo refineries, excluding cumene, which is included in the Chemicals segment.

Retail Sales*	2007	2006	2005
Gasoline	**301.0**	303.2	298.3
Middle distillates	**40.6**	42.9	45.3
	341.6	346.1	343.6

* Thousands of barrels daily.

Retail Gasoline Outlets	2007	2006	2005
Direct outlets:			
Company-owned or leased	**1,144**	1,196	1,288
Dealer-owned	**575**	564	544
Total direct outlets	**1,719**	1,760	1,832
Distributor outlets	**2,965**	2,931	2,931
	4,684	4,691	4,763

Chemicals Segment Data

Chemical Sales*	2007	2006	2005
Phenol and related products	**2,508**	2,535	2,579
Polypropylene	**2,297**	2,243	2,218
Other	**80**	88	91
	4,885	4,866	4,888

* Millions of pounds.

Other Data	2007	2006	2005
Chemical inventories*	**430**	465	480

* Millions of pounds at December 31.

Logistics Segment Data

Pipeline Shipments*	2007	2006	2005
Crude oil	**23.3**	21.1	16.3
Refined products	**18.2**	17.7	17.1

* Billions of barrel miles. Excludes joint-venture operations.

Terminal Throughputs*	2007	2006	2005
Refined product terminals	**434**	392	390
Nederland, TX marine terminal	**507**	462	458
Other terminals	**696**	688	702
	1,637	1,542	1,550

* Thousands of barrels daily.

Other Data	2007	2006	2005
Crude oil inventory*	**2.0**	2.7	2.0

* Millions of barrels at December 31.

Coke Segment Data*

	2007	2006	2005
Coke production:			
United States**	**2,469**	2,510	2,405
Brazil***	**1,091**	—	—

* Thousands of tons.

** Includes amounts attributable to the Haverhill facility from the date operations commenced in March 2005.

*** Consists of amounts attributable to the Vitória, Brazil facility from the date limited operations commenced in March 2007. Full production was achieved at this facility in the fourth quarter of 2007.

Selected Financial Data

(Millions of Dollars or Shares, Except Per-Share Amounts)	2007	2006	2005	2004	2003
Statement of Income Data:					
Sales and other operating revenue (including consumer excise taxes)	**$44,470**	$38,636	$33,754	$25,468	$17,969
Net income*	**$891**	$979	$974	$605	$312
Per-Share Data:**					
Net income:					
Basic	**$7.44**	$7.63	$7.13	$4.08	$2.03
Diluted	**$7.43**	$7.59	$7.08	$4.04	$2.01
Cash dividends on common stock***	**$1.075**	$.95	$.75	$.575	$.5125
Balance Sheet Data:					
Cash and cash equivalents	**$648**	$263	$919	$405	$431
Total assets	**$12,426**	$10,982	$9,931	$8,079	$7,053
Short-term borrowings and current portion of long-term debt	**$4**	$282	$177	$103	$103
Long-term debt	**$1,724**	$1,705	$1,234	$1,379	$1,498
Shareholders' equity	**$2,533**	$2,075	$2,051	$1,607	$1,556
Outstanding shares of common stock**	**117.6**	121.3	133.1	138.7	150.8
Shareholders' equity per outstanding share**	**$21.54**	$17.11	$15.41	$11.59	$10.32

* Includes an after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units totaling $90 million in 2007, after-tax gains related to income tax matters totaling $18 and $18 million in 2005 and 2004, respectively, an after-tax gain associated with a retail marketing divestment program in the Midwest totaling $9 million in 2003, an after-tax loss associated with a phenol supply contract dispute totaling $56 million in 2005, after-tax provisions for asset write-downs and other matters totaling $32, $8 and $32 million in 2007, 2004 and 2003, respectively, and an after-tax loss from early extinguishment of debt totaling $34 million in 2004. (See Notes 2, 3, 4 and 12 to the consolidated financial statements.)

** Share and per-share data presented for all periods reflect the effect of a two-for-one stock split, which was effected in the form of a common stock dividend distributed on August 1, 2005. (See Note 16 to the consolidated financial statements.)

*** The Company increased the quarterly cash dividend paid on common stock from $.125 per share ($.50 per year) to $.1375 per share ($.55 per year) beginning with the fourth quarter of 2003 and then to $.15 per share ($.60 per year) beginning with the third quarter of 2004, to $.20 per share ($.80 per year) beginning with the second quarter of 2005, to $.25 per share ($1.00 per year) beginning with the second quarter of 2006, to $.275 per share ($1.10 per year) beginning with the second quarter of 2007 and to $.30 per share ($1.20 per year) beginning with the second quarter of 2008.

Quarterly Financial and Stock Market Information (Unaudited)

(Millions of Dollars, Except Per-Share Amounts and Common Stock Prices)

	2007				2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Sales and other operating revenue (including consumer excise taxes)	**$9,135**	**$10,724**	**$11,475**	**$13,136**	$8,569	$10,575	$10,480	$9,012
Gross profit*	**$371**	**$1,057**	**$588**	**$314**	$355	$925	$805	$452
Net income (loss)	**$175****	**$509**	**$216**	**$(9)*****	$79	$426	$351	$123
Net income (loss) per share of common stock:								
Basic	**$1.44**	**$4.21**	**$1.82**	**$(.08)**	$.59	$3.24	$2.77	$1.01
Diluted	**$1.44**	**$4.20**	**$1.81**	**$(.08)**	$.59	$3.22	$2.76	$1.00
Cash dividends per share of common stock	**$.25**	**$.275**	**$.275**	**$.275**	$.20	$.25	$.25	$.25
Common stock price†—high	**$71.88**	**$86.40**	**$85.00**	**$78.80**	$97.25	$88.15	$80.45	$69.42
—low	**$56.68**	**$70.03**	**$60.69**	**$62.25**	$71.05	$60.34	$57.61	$57.50
—end of period	**$70.44**	**$79.68**	**$70.78**	**$72.44**	$77.57	$69.29	$62.19	$62.36

* Gross profit equals sales and other operating revenue less cost of products sold and operating expenses; depreciation, depletion and amortization; and consumer excise, payroll and other applicable taxes.

** Includes a $90 million after-tax gain related to the prior issuance of Sunoco Logistics Partners L.P. limited partnership units.

*** Includes a $32 million after-tax provision for asset write-downs and other matters.

† The Company's common stock is principally traded on the New York Stock Exchange, Inc. under the symbol "SUN." The Company had approximately 20,900 holders of record of common stock as of January 31, 2008.

Stock Performance Graph

Sunoco's performance peer groups are composed of major domestic independent refining and marketing companies and other companies which have significant interests in businesses common with Sunoco. Lyondell Chemical Company merged with Basell Industries on December 20, 2007. The data below has been provided with and without Lyondell included in the peer groups.

Comparison of Five-Year Cumulative Return*



700
600
500
400
300
200
100
0
Dollars
New Peer Group
ConocoPhillips
Frontier
Hess
Marathon
Murphy
Tesoro
Valero
Former Peer Group
ConocoPhillips
Frontier
Hess
Lyondell**
Marathon
Murphy
Tesoro
Valero
Sunoco, Inc.
New Peer Group
Former Peer Group
S&P 500 Stock Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	For the Years Ended December 31						
		2002	2003	2004	2005	2006	2007
Sunoco, Inc.	——	100	158	258	501	404	476
New Peer Group	— —	100	140	195	301	368	504
Former Peer Group	——	100	140	197	295	361	501
S&P 500 Index	- - -	100	129	143	150	173	183

* Assuming that the value of the investment in Sunoco common stock and each index was $100 on December 31, 2002 and that all dividends were reinvested in additional shares, this graph compares Sunoco's cumulative total return (i.e., based on common stock price and dividends), plotted on an annual basis, with Sunoco's new and former performance peer groups' cumulative total returns and the S&P 500 Stock Index (a performance indicator of the overall stock market).

** Lyondell has been excluded from the Former Peer Group subsequent to its December 20, 2007 merger with Basell Industries.

Directors and Officers

Directors

Robert J. Darnall
Retired Chairman, President and CEO Inland Steel Industries, Inc.

John G. Drosdick
Chairman, Chief Executive Officer and President Sunoco, Inc.; Chairman of the Board of Directors Sunoco Partners LLC

Ursula O. Fairbairn
President and Chief Executive Officer Fairbairn Group LLC; Former Executive Vice President American Express Co.

Thomas P. Gerrity
Professor of Management and Dean Emeritus The Wharton School of the University of Pennsylvania

Rosemarie B. Greco
Director, Governor's Office of Health Care Reform Commonwealth of Pennsylvania; Principal GRECOventures Ltd.; Former President CoreStates Financial Corp.; Former President and Chief Executive Officer CoreStates Bank

John P. Jones, III
Chairman Air Products and Chemicals, Inc.

James G. Kaiser
Chairman and Chief Executive Officer Avenir Partners, Inc.; Retired President and Chief Executive Officer Quanterra Incorporated

R. Anderson Pew
Retired Chief Executive Officer Radnor Corporation; Retired President Helios Capital Corporation

G. Jackson Ratcliffe
Retired Chairman, President and Chief Executive Officer Hubbell Incorporated

John W. Rowe
Chairman, President and CEO Exelon Corporation

John K. Wulff
Chairman Hercules Incorporated; Former Member Financial Accounting Standards Board; Retired Chief Financial Officer Union Carbide Corporation

Committees of the Board

Audit Committee

Robert J. Darnall, Chair
Thomas P. Gerrity
Rosemarie B. Greco
R. Anderson Pew
G. Jackson Ratcliffe
John K. Wulff

Compensation Committee

Ursula O. Fairbairn, Chair
John P. Jones, III
James G. Kaiser
G. Jackson Ratcliffe
John W. Rowe

Corporate Responsibility Committee

James G. Kaiser, Chair
Robert J. Darnall
Ursula O. Fairbairn
R. Anderson Pew
John W. Rowe
John K. Wulff

Executive Committee

John G. Drosdick, Chair
Ursula O. Fairbairn
Rosemarie B. Greco
James G. Kaiser
R. Anderson Pew
G. Jackson Ratcliffe

Governance Committee

G. Jackson Ratcliffe, Chair
Robert J. Darnall
Thomas P. Gerrity
Rosemarie B. Greco
John P. Jones, III

Principal Officers

Terence P. Delaney
Vice President, Investor Relations and Planning

Michael H. R. Dingus
Senior Vice President, Sunoco, Inc. President, SunCoke Energy, Inc.

John G. Drosdick
Chairman, Chief Executive Officer and President Sunoco, Inc. Chairman of the Board of Directors Sunoco Partners LLC

Bruce G. Fischer
Senior Vice President Sunoco Chemicals

Michael J. Hennigan
Senior Vice President Supply, Trading, Sales and Transportation

Thomas W. Hofmann
Senior Vice President and Chief Financial Officer

Vincent J. Kelley
Senior Vice President Refining

Joseph P. Krott
Comptroller

Michael S. Kuritzkes
Senior Vice President and General Counsel

Ann C. Mulé
Chief Governance Officer, Assistant General Counsel and Corporate Secretary

Paul A. Mulholland
Treasurer

Rolf D. Naku
Senior Vice President Human Resources and Public Affairs

Marie A. Natoli
General Auditor

Robert W. Owens
Senior Vice President Marketing

Charles K. Valutas
Senior Vice President and Chief Administrative Officer

Of Interest to Sunoco Shareholders

Principal Office

1735 Market Street
Philadelphia, PA 19103-7583
215-977-3000
e-mail:
SunocoOnline@SunocoInc.com
Website: www.SunocoInc.com

Annual Meeting

Thursday, May 1, 2008, 9:30 a.m.
Stewart Auditorium
Moore College of Art & Design
20th Street and the Parkway
Philadelphia, PA 19103-1179

For further information about the annual meeting, contact the Corporate Secretary at the principal office. Sunoco's Notice of Annual Meeting, Proxy Statement and Proxy Card are mailed to shareholders prior to the annual meeting.

Shareholders who do not want to receive printed copies of the Annual Report and Proxy Statement, but instead want to access these documents via the Internet, should contact Computershare Trust Company, N.A., Sunoco's Transfer Agent. Shareholders making this selection will be mailed Sunoco's Notice of Annual Meeting and a Proxy Card as well as detailed instructions when the materials are available.

Shareholder Administration

Shareholders seeking non-financial information about their Sunoco shares, including dividend payments, the Shareholder Access and Reinvestment Plan (SHARP), stock transfer requirements, address changes, account consolidations, ending duplicate mailing of Sunoco materials, stock certificates and all other shareholder account-related matters, should contact Sunoco's Transfer Agent:

Sunoco, Inc.
Computershare Trust Company, N.A.
P.O. Box 43078
Shareholder Services
Providence, RI 02940-3078
800-888-8494
Internet: www.computershare.com
Hearing Impaired #:TDD:800-952-9245

Investor Relations

Securities analysts and investors seeking financial information about Sunoco may write the Company or call 215-977-6764.

Earnings announcements, press releases and copies of reports filed with the Securities and Exchange Commission are available at our website or by leaving your full name, address and phone number on voice mail at 215-977-6440.

Health, Environment and Safety

Sunoco's Health, Environment and Safety Review and CERES Report is available at our website or by writing the Company.

CustomerFirst

For customer service inquiries, write the Company or call 1-800-SUNOCO1.

Certifications

The Certifications of John G. Drosdick, Chairman, Chief Executive Officer and President, and Thomas W. Hofmann, Senior Vice President and Chief Financial Officer, made pursuant to the Sarbanes-Oxley Act of 2002 regarding the quality of Sunoco's public disclosures have been filed as exhibits to the Company's 2007 Annual Report on Form 10-K. In 2007, Mr. Drosdick provided to the NYSE the annual certification required by its rules certifying that he was not aware of any violations by Sunoco of its Corporate Governance Listing Standards.

Sunoco, Inc.
1735 Market Street,
Suite LL
Philadelphia, PA 19103-7583

NOTICE OF ANNUAL MEETING

Dear Sunoco Shareholder:

On Thursday, May 1, 2008, Sunoco, Inc. will hold its 2008 Annual Meeting of Shareholders at the Moore College of Art and Design, Stewart Auditorium, 20th Street and the Parkway, Philadelphia, PA. The meeting will begin at 9:30 a.m.

Only shareholders who owned stock at the close of business on February 8, 2008 can vote at this meeting or any adjournments that may take place. At the meeting we will consider:

1. Election of a Board of Directors;
2. Approval of the Sunoco, Inc. Long-Term Performance Enhancement Plan II;
3. Ratification of the appointment of our independent registered public accounting firm for the fiscal year 2008; and
4. Any other business properly presented at the meeting.

At the meeting we will also report on Sunoco's 2007 business results and other matters of interest to shareholders.

Your Board of Directors recommends that you vote in favor of proposals 1 through 3 above, which are further described in this proxy statement. This proxy statement also outlines the corporate governance practices at Sunoco, discusses our compensation practices and philosophy, and describes the Audit Committee's recommendation to the Board regarding our 2007 financial statements. We encourage you to read these materials carefully.

Whether or not you expect to attend the meeting, we urge you to vote promptly.

The approximate date of mailing for this proxy statement and card as well as a copy of Sunoco's 2007 Annual Report is March 17, 2008. For further information about Sunoco, please visit our web site at *www.SunocoInc.com.*

By Order of the Board of Directors,

Ann C. Mulé

ANN C. MULÉ
CHIEF GOVERNANCE OFFICER, ASSISTANT GENERAL COUNSEL
AND CORPORATE SECRETARY
MARCH 17, 2008

Important notice regarding availability of proxy materials for Sunoco's 2008 Annual Meeting of Shareholders to be held on May 1, 2008.

The proxy statement and 2007 annual report to shareholders are available at www.SunocoInc.com/site/proxymaterials

TABLE OF CONTENTS

TABLE OF CONTENTS

PROXY STATEMENT

Questions and Answers

---

1. Q: Who is entitled to vote?

A: Shareholders as of the close of business on the record date, February 8, 2008, are entitled to vote at the Annual Meeting.

---

2. Q: How do I cast my vote?

A: There are four different ways you may cast your vote this year. You may vote by:

(1) *telephone,* using the toll-free number listed on each proxy card (if you are a shareholder of record) or vote instruction card (if your shares are held by a bank, broker or other nominee);

(2) *the Internet,* at the address provided on each proxy or vote instruction card;

(3) *marking, signing, dating,* and *mailing* each proxy or vote instruction card and returning it in the envelope provided. If you return your signed proxy or vote instruction card but do not mark the boxes showing how you wish to vote, your shares will be voted FOR proposals 1 through 3; or

(4) *attending the meeting* (if your shares are registered directly in your name on Sunoco's books and not held through a broker, bank or other nominee).

For voting procedures for shares held in the Sunoco, Inc. Capital Accumulation Plan, or SunCAP, Sunoco's 401(k) Plan for employees, see Question 8.

If you are the registered shareholder (that is, if you hold your stock in your name), you can vote by telephone or electronically through the Internet by following the instructions provided on the proxy card.

If your shares are held in "street name" (that is, they are held in the name of a broker, bank or other nominee), you will receive instructions with your materials that you must follow in order to have your shares voted. Please review your proxy or vote instruction card to determine whether you will be able to vote by telephone or electronically.

The deadline for voting by telephone or electronically through the Internet is 11:59 p.m. Eastern U.S. Time, April 30, 2008. Voting instructions from SunCAP participants must be received no later than 9:30 a.m. Eastern U.S. Time on April 29, 2008.

---

3. **Q: How do I revoke or change my vote?**

A: You may revoke or change your vote by:

(1) notifying Sunoco's Chief Governance Officer, Assistant General Counsel and Corporate Secretary or Sunoco's designated agent, IVS Associates, Inc., 1925 Lovering Avenue, Wilmington, DE 19806, in writing at any time before the meeting;
(2) submitting a later-dated proxy by mail, telephone, or via the Internet; or
(3) voting in person at the meeting (if your shares are registered directly in your name on Sunoco's books and not held through a broker, bank, or other nominee).

The latest-dated, timely, properly completed proxy that you submit, whether by mail, telephone or the Internet, will count as your vote. If a vote has been recorded for your shares and you submit a proxy card that is not properly signed or dated, the previously recorded vote will stand.

4. **Q: Who will count the vote?**

A: Representatives of IVS Associates, Inc., an independent tabulator, will count the vote and act as the judge of election.

5. **Q: Is my vote confidential?**

A: Proxy cards, vote instruction cards, telephone and Internet voting reports, ballots and voting tabulations that identify individual shareholders are returned directly to IVS Associates, Inc. and are handled in a manner designed to protect your voting privacy. As a registered shareholder, SunCAP participant, or Non-Objecting Beneficial Owner, your vote will not be disclosed to Sunoco except: (1) as needed to permit IVS Associates, Inc. to tabulate and certify the vote; (2) as required by law; or (3) in limited circumstances such as a proxy contest in opposition to the Board. Additionally, all comments written on the proxy or vote instruction card or elsewhere will be forwarded to Sunoco, but your identity will be kept confidential unless you specifically ask that your name be disclosed.

6. **Q: What does it mean if I get more than one proxy or vote instruction card?**

A: If your shares are registered in more than one name or in more than one account, you will receive more than one card. Please complete and return all of the proxy or vote instruction cards you receive (or vote by telephone or the Internet all of the shares on all of the proxy or vote instruction cards received) to ensure that all of your shares are voted.

7. **Q: How many shares can vote?**

A: As of the February 8, 2008 record date, 117,607,729 shares of Sunoco common stock were issued and outstanding. Every shareholder of common stock is entitled to one vote for each share held as of the record date.

8. **Q: How is Sunoco common stock in SunCAP voted?**

A: If your shares of Sunoco common stock are held in custody for your account by the Vanguard Fiduciary Trust Company ("Vanguard"), as trustee for SunCAP, you may vote by instructing Vanguard how to vote your shares pursuant to the vote instruction card that is mailed to you with this proxy statement. If you do not provide voting instructions, or provide unclear voting instructions, then Vanguard will vote the shares in your SunCAP account in proportion to the way the shares of Sunoco common stock are voted by the other SunCAP participants. Voting instructions from SunCAP participants are maintained in the strictest confidence and will not be disclosed to Sunoco except as set forth in those limited circumstances discussed in the answer to Question 5, which apply to all shareholders.

9. **Q: What is a "quorum"? What are the voting requirements to elect directors and to approve any other proposals discussed in the proxy statement?**

A: A "quorum" is the presence of the holders of a majority of the outstanding shares entitled to vote either in person or represented by proxy at the meeting. There must be a quorum for the meeting to be held. If you submit a timely, properly executed proxy or vote instruction card, then you will be considered part of the quorum, even if you abstain from voting.

Abstentions: Abstentions are not counted in the tally of votes FOR or AGAINST a proposal. A WITHHELD vote is the same as an abstention. Abstentions and withheld votes are counted as shares present and entitled to be voted.

Broker Non-Votes: Broker non-votes occur when shares held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the shareholder, and (2) the broker lacks the authority to vote the shares at his/her discretion. Broker non-votes will not affect the outcome of any of the matters being voted upon at this meeting, and they are not counted as shares present and entitled to be voted with respect to the matter on which the broker has not expressly voted.

You may vote "for" or "withheld" with respect to the election of directors. Sunoco's Bylaws set forth the procedures if a director-nominee does not receive at least a majority of votes cast at a meeting for election of directors where a quorum is present. In an uncontested election, any incumbent nominee for director who does not receive at least a majority of the votes cast must submit his or her resignation to the Board. Any nominee who is not an incumbent and who does not receive at least a majority of the votes cast is deemed to have been elected and to have immediately resigned. The Governance Committee will evaluate the tendered resignation and make a recommendation to the Board. The Board will act on the tendered resignation and publicly disclose its decision within 90 days after the certification of the election results. If the incumbent director's resignation is not accepted by the Board, such director will continue to serve: (i) until the next annual meeting; (ii) until his successor is duly elected; or (iii) his earlier resignation or removal. If the director's resignation is accepted by the Board, the Board may fill the resulting vacancy pursuant to Sunoco's Bylaws. Full details of these procedures are set forth in Sunoco's Bylaws. Proposals 2 and 3 must receive more than 50% of the shares voting at the meeting to be adopted.

10. Q: Who can attend the Annual Meeting and how do I get a ticket?

A: All shareholders who owned shares on February 8, 2008 may attend. Just check the box on your proxy or vote instruction card, or as indicated on the Internet site, or press the appropriate key if voting by telephone. If your shares are held through a broker and you would like to attend, please write to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583. Include a copy of your brokerage account statement or an omnibus proxy (which you can get from your broker), and we will send you a ticket.

11. Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the 2008 Annual Meeting other than the proposals described in this proxy statement, if any other business is presented at the Annual Meeting, your signed proxy or vote instruction card, or your authenticated Internet or telephone proxy, gives authority to John G. Drosdick, Sunoco's Chairman, Chief Executive Officer and President, and Ann C. Mulé, Sunoco's Chief Governance Officer, Assistant General Counsel and Corporate Secretary, to vote on such matters at their discretion.

12. Q: Can I, in the future, receive my proxy statement and annual report over the Internet?

A: Yes. You can receive this information over the Internet.

(1) *If you are a registered shareholder:* You can agree to access the proxy statement and annual report on the Internet in the space provided on your proxy or vote instruction card, on the Internet site, or by telephone. You will be notified when the materials are available on the designated web site. Your choice of electronic delivery will remain in effect until you notify us otherwise by sending a written request to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583.

(2) *If you hold shares through a broker, bank or other nominee:* Please refer to the information provided by that entity in the proxy materials mailed to you; or contact your broker or bank and indicate your preference to access the documents on the Internet.

13. Q: **If I am receiving multiple copies of the proxy statement and annual report at my residence, what do I need to do to receive only one copy?**

A: With your consent and the consent of other shareholders in your household, we may send one set of the proxy statement and annual report to a household where two or more Sunoco shareholders reside if we believe they are members of the same family. Each consenting shareholder would continue to receive a separate notice of annual meeting and proxy card. This procedure, referred to as "householding," would reduce the volume of duplicate information you receive, and would also reduce the Company's printing and mailing costs. If you are an eligible shareholder and would like to receive only one copy of the proxy statement and annual report, please indicate that on your proxy or vote instruction card, on the Internet site, or by telephone; or contact the Company by sending a written request to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583 or by calling 215-977-6440. Your consent will remain in effect until Sunoco receives contrary instructions from you or other shareholders in your household. Should you revoke your consent, Sunoco will begin sending individual copies of the proxy statement and annual report to you within thirty (30) days of your revocation. Also, if you would like to obtain a separate copy of the proxy statement or annual report, you may direct your request to the address above, or you may call 215-977-6440. If you hold your shares in street name, please contact your broker, bank or other nominee.

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14. Q: **I have Sunoco shares that are held in street name, as do others in my household. We received only one copy of the proxy statement and annual report. What should I do if I would like additional copies of these materials?**

A: Some brokerage firms have instituted "householding" in connection with the delivery of annual reports and proxy statements (see the answer to Question 13). If your family holds Sunoco shares in multiple brokerage accounts, you may have previously received "householding" notification from your broker, bank or other nominee. If you wish to revoke your decision to household and thereby receive multiple proxy statements and annual reports, please contact your broker, bank or other nominee. If any shareholder residing at the same address would like additional copies of the proxy statement and annual report, please contact your broker, bank or other nominee, or you may contact the Company by sending a written request to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583 or by calling 215-977-6440.

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15. Q: Does any shareholder own 5% or more of Sunoco's common stock?

A: State Street Bank and Trust Company has reported the following ownership of Sunoco's common stock, as of December 31, 2007. The information below is based on the most recent Schedule 13G filed with the Securities and Exchange Commission, except as otherwise known by the Company.

Shareholder Name and Address	Shares	Percent of Outstanding Shares
State Street Bank and Trust Company 225 Franklin Street Boston, MA 02110	7,247,662[1]	6.2%

NOTE TO TABLE:

1 According to a Schedule 13G dated February 12, 2008 filed with the Securities and Exchange Commission, State Street Bank and Trust Company, acting in various fiduciary capacities, holds sole voting power over 4,716,887 shares and shared dispositive power over 7,247,662 shares.

16. Q: When are the shareholder proposals for the 2009 Annual Meeting due?

A: To be considered for inclusion in next year's proxy statement, all shareholder proposals must be submitted *in writing* to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583 by November 14, 2008.

Additionally, Sunoco's advance notice bylaw provisions require that any shareholder proposal to be presented from the floor of the 2009 Annual Meeting must be submitted in writing to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, at the above address, by December 31, 2008, and must be accompanied by:

- the name, residence and business addresses of the proposing shareholder;
- a representation that the shareholder is a record holder of Sunoco stock or holds Sunoco stock through a broker, bank or other nominee and the number of shares held; and
- a representation that the shareholder intends to appear in person or by proxy at the 2009 Annual Meeting to present the proposal.

A proposal may be presented from the floor only after Sunoco's Board of Directors has determined that it is a proper matter for consideration under our bylaws.

17. Q: What is Sunoco's process for nominating director candidates?

A: All of Sunoco's directors are elected each year by its shareholders at the annual meeting of shareholders. The Board of Directors is responsible for filling vacancies on the Board at any time during the year, and for nominating director nominees to stand for election at the annual meeting of shareholders. The Governance Committee of the Board of Directors reviews all potential director candidates, and recommends potential director candidates to the full Board. Director candidates may be identified by current directors of the Company, as well as by shareholders. The Governance Committee is comprised entirely of independent directors, as defined in the New York Stock Exchange listing standards and Sunoco's Categorical Standards of Independence. The Governance Committee does not generally utilize the services of search firms or consultants to assist in identifying and screening potential candidates. The Governance Committee has an extensive diligence process for reviewing potential candidates, including an assessment of each candidate's education, experience, independence and other relevant factors, as described under "Director Qualifications" in Sunoco's Corporate Governance Guidelines (beginning on page 13 in this proxy statement) and in the Governance Committee Charter which can be found on Sunoco's web site at www.SunocoInc.com. The full Board reviews and has final approval authority on all potential director candidates being recommended to the shareholders for election. See the answer to Question 18 below regarding the process for shareholder nominations of director candidates.

Gary Edwards is standing for election as a director for the first time. The Governance Committee and the Board have had as an objective adding a member to the Board with experience in the oil industry, particularly in the refining sector. Mr. Drosdick, in his capacity as Chairman of the Board of Sunoco Partners LLC (the general partner of Sunoco Logistics Partners L. P.) and CEO of Sunoco, Inc., suggested Mr. Edwards' name to the Governance Committee. Mr. Drosdick has served with Mr. Edwards on the board of Sunoco Partners for more than five years. The Governance Committee, which is made up of independent directors, vetted Mr. Edwards through the same process as other potential director candidates, including an extensive due diligence process. Mr. Ratcliffe, Chair of the Governance Committee, and other independent directors met with Mr. Edwards to assess his qualifications. The Governance Committee recommended and the full Board approved Mr. Edwards standing for election as a director at the 2008 annual meeting.

18. Q: Can a shareholder nominate someone to be a director of Sunoco?

A: As a shareholder, you may recommend any person as a nominee for director of Sunoco for consideration by the Governance Committee by submitting the name and supporting information in writing to the Governance Committee of the Board of Directors, c/o Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583. Recommendations must be received by December 31, 2008 for the 2009 Annual Meeting, and must be accompanied by:

- the name, residence and business addresses of the nominating shareholder;
- a representation that the shareholder is a record holder of Sunoco stock or holds Sunoco stock through a broker, bank or other nominee and the number of shares held, the length of time such shares have been held, and a representation that the shareholder intends to hold such shares through the date of the 2009 Annual Meeting;
- a representation that the shareholder intends to appear in person or by proxy at the 2009 Annual Meeting to nominate the individual(s) if the nominations are to be made at a meeting of shareholders;
- information regarding each nominee which would be required to be included in a proxy statement;
- a description of any arrangements or understandings between and among the shareholder and each and every nominee; and
- the written consent of each nominee to serve as a director, if elected.

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19. Q: How can shareholders communicate with Sunoco's directors?

A: Sunoco's Board of Directors has established a process for shareholders to send communications to the Board. Shareholders may communicate with any of Sunoco's directors, any committee chairperson or the Board of Directors by writing to the director, committee chairperson or the Board in care of Sunoco's Chief Governance Officer, Assistant General Counsel and Corporate Secretary, at Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583. Communications received are forwarded directly to the director. If the communication is addressed to the Board and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate Committee chairperson or to all non-management directors.

There were no material actions taken by the Board of Directors during 2007 as a result of communications from shareholders.

20. Q: How much will this proxy solicitation cost?

A: Morrow & Co., Inc. was hired by Sunoco to assist in the distribution of proxy materials and the solicitation of votes for a fee of $10,000, plus estimated out-of-pocket expenses of $8,000. We also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

21. Q: Who is soliciting my vote?

A: Your vote is being solicited by the Board of Directors of Sunoco, Inc. for the 2008 Annual Meeting of Shareholders to be held on Thursday, May 1, 2008 at 9:30 a.m.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, as well as persons who own more than 10% of Sunoco's common stock to file reports of ownership and changes of ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission, or the SEC. Sunoco believes that during 2007 all SEC filings of its officers and directors complied with the requirements of Section 16 of the Securities Exchange Act, based on a review of forms filed, or written notice that no annual forms were required.

GOVERNANCE OF THE COMPANY

Corporate Governance Guidelines

INTRODUCTION

Sunoco's corporate governance practices are designed so that qualified directors are elected, that—other than the CEO—Sunoco's directors are independent directors, and that directors are provided with full and transparent information from management so that the Board can function at a high level. Corporate governance practices are also designed so that full and transparent disclosures are made by Sunoco to its shareholders, the securities markets and the Securities and Exchange Commission.

Sunoco's Board has been focused on corporate governance practices for many years. Sunoco published its first set of formal corporate governance guidelines in 1998 and has updated and republished these guidelines each year in its proxy statement so that its shareholders would be well informed as to the manner in which Sunoco is governed.

Sunoco's Board has specifically charged its Governance Committee with the responsibility of keeping up with "best practices" in corporate governance so that Sunoco's practices can continually be updated. Recognizing that corporate governance is of critical importance to Sunoco and its shareholders and thus merits adequate resources, in 2002 Sunoco's Board of Directors elected a Chief Governance Officer—a senior level executive whose job duties are dedicated to corporate governance and providing guidance with respect to compliance with the securities laws, rules and regulations, and the New York Stock Exchange Listing Standards. With respect to corporate governance matters, this executive reports directly to the Governance Committee and the full Board to help ensure that governance practices, consistent with Sunoco's "best practices" philosophy, are implemented over time and in the context of an ever-changing and increasingly complex environment.

The following Corporate Governance Guidelines were adopted by Sunoco's Board of Directors on February 26, 2008.

ROLE OF BOARD AND MANAGEMENT

Sunoco's business is conducted by its employees under the direction of the CEO and the oversight of the Board, to enhance the long-term value of Sunoco for its shareholders. The Board is elected by the shareholders to oversee management and to strive to assure that the long-term interests of the shareholders are being served. Both the Board and management recognize that the long-term interests of Sunoco are advanced by responsibly addressing the concerns of other constituencies, including employees, customers, suppliers and the communities in which Sunoco operates.

BOARD COMPOSITION

Annual Director Election: Each director is elected annually by shareholders for a one-year term. Sunoco does not have a "staggered board."

Director Independence: A director is "independent" only if he or she is a non-management director and is free of any direct or indirect material relationship with Sunoco or its management. Except for Sunoco's Chairman and CEO, all current directors meet the "independence" standards of the New York Stock Exchange Listing Standards and Sunoco's Categorical Standards of Independence set forth below.

Categorical Standards of Independence: To be considered "independent", a director must be determined by resolution of the full Board, after due deliberation, to have no direct or indirect material relationship with the Company. In making this determination, the Board, through its Governance Committee, shall consider all relevant facts and circumstances, and shall apply the following standards to assist the Board when assessing the independence of a director:

a. A director will not be considered "independent" if:

   (i) the director is, or within the last three years was, employed by the Company or any of its subsidiaries;
   (ii) an immediate family member of the director is, or has been within the last three years, employed by the Company as an executive officer;
   (iii) the director has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees, and pension or other forms of deferred compensation for prior service (provided it is not contingent on continued service);
   (iv) an immediate family member of the director has received, during any twelve-month period within the last three years, more than $100,000 in direct compensation from the Company, other than director and committee fees, and pension or other forms of deferred compensation for prior service (provided it is not contingent on continued service);
   (v) the director is a current partner of a firm that is the Company's (or any of its subsidiaries) internal or external auditor; or is a current employee of such a firm; or who was, within the last three years (but is no longer), a partner or employee of such firm and personally worked on the Company's audit within that time;
   (vi) an immediate family member of the director is a current partner of a firm that is the Company's (or any of its subsidiaries) internal or external auditor; or is a current employee of a firm that is the Company's (or any of its subsidiaries) internal or external auditor and who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or was, within the last three years (but is no longer), a partner or employee of such a firm and personally worked on the Company's audit within that time;
   (vii) the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serve or served on that company's compensation committee; or
   (viii) an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

b. The following commercial or charitable relationships will not be considered to be material relationships that would impair a director's independence:

   (i) if a director is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount, which, in any of the last three fiscal years, did not exceed the greater of $1 million or two percent (2%) of such other company's consolidated gross revenues;
   (ii) if a director of the Company is an executive officer of another company which is indebted to the Company, or to which the Company is indebted, and the total amount of either company's indebtedness to the other is less than two percent (2%) of the total consolidated assets of either company; or
   (iii) if a director is an executive officer of a tax-exempt organization, and the Company or the Sunoco Foundation made, within the preceding three years, discretionary contributions that

in any single fiscal year were less than the greater of $1 million or two percent (2%) of the tax-exempt organization's consolidated gross revenues, as determined from the tax-exempt organization's latest publicly available financial information.

c. The following relationships are not material and do not impair a director's independence:

(i) a director or his immediate family members purchasing gasoline, heating oil, or other products or services of the Company, all on terms and conditions similar to those available to Company employees or other third parties (including, but not limited to, prices and discounts).

d. An Audit Committee member may not have a direct or indirect financial relationship with the Company or any of its subsidiaries (i.e., accept directly or indirectly any consulting, advisory or other compensatory fee) other than compensation for service as a director. Audit Committee members may receive directors' fees (in the form of cash, stock, stock units or other in-kind consideration ordinarily available to directors, as well as regular benefits that other directors receive).

e. An Audit Committee member may not be an "affiliated person" of the Company or any of its subsidiaries. "Affiliated person" is defined in Rule 10A-3 of the Securities Exchange Act of 1934 to mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

f. With respect to any relationship not covered by paragraphs "a", "b" and "c" above, the determination of whether the relationship is material, and therefore whether the director would be independent, will be made by the directors who satisfy the independence criteria set forth in paragraphs "a" and "b" above. The Company will describe and explain in the next proxy statement the basis for any determination by the Board of Directors that a relationship is not material despite the fact that it does not meet the categorical standards set forth in paragraph "b" above. The Company will also disclose and explain the basis for any determination of independence for a director that does not meet the criteria in paragraphs "a" and "b" above.

Board Size and Mix: Annually by resolution, Sunoco's Board fixes the number of directors that will constitute the Board for the following year. The Board believes that a board size of between 10 and 12 directors is the ideal size for Sunoco, although at times the size may vary due to transition periods for new directors in anticipation of planned director retirements.

Director Qualifications: The Governance Committee and the full Board of Directors considers, at a minimum, the following factors in recommending potential new Board members or the continued service of existing members:

a. A director is nominated based on his or her professional experience. He or she should be accomplished and have recognized achievements in his or her respective field.

b. A director should have relevant education, expertise and experience, and be able to offer advice and guidance to the Chief Executive Officer based on that expertise and experience.

c. A director should possess high personal and professional ethics, integrity and values.

d. A director must be inquisitive and objective, have the ability to exercise practical and sound business judgment, and have an independent mind.

e. A director must be willing to devote sufficient time and effort to carrying out his or her duties and responsibilities effectively.

f. All of the directors, except for the Chief Executive Officer, should be "independent," as outlined in Sunoco's Categorical Standards of Independence.

g. A director should have the ability to work effectively with others.

h. The Board generally seeks active or former chief executive officers or senior level executives of public companies, or leaders of major complex organizations, with experience at a strategy/policy setting level or with high level management experience.

i. The Board of Directors seeks qualified individuals who, taken together, represent a diversity of skills, backgrounds and experience, including ethnic background, gender and professional experience.

j. The Board, through the Governance Committee, assesses which functional skills or areas of expertise are needed to round out the existing collective strengths of the Board as part of its director selection process.

Director Candidate Selection: All of Sunoco's directors are elected each year by its shareholders at the annual meeting of shareholders. The Board of Directors is responsible for filling vacancies on the Board at any time during the year, and for nominating director nominees to stand for election at the annual meeting of shareholders. The Governance Committee of the Board of Directors reviews all potential director candidates, and recommends potential director candidates to the full Board. Director candidates may be identified by current directors of the Company, as well as by shareholders. The full Board reviews and has final approval authority on all potential director candidates being recommended to the shareholders for election.

Changes to a Director's Current Position: If the primary position held by an independent director at the time of election (including retirement) changes, he or she must offer to tender his or her resignation as a director to the Governance Committee.

Service by Independent Directors on Other Boards and Other Audit Committees:

➢ *Other Boards.* Sunoco does not limit the number of other public company boards on which an independent director may serve. However, Sunoco does expect all directors to devote sufficient time and effort to their duties as a Sunoco Board member. This is a factor that is considered in the annual individual director evaluation process.

➢ *Other Audit Committees.* As a general rule, Sunoco's independent directors are expected to serve on not more than two other public company audit committees in addition to Sunoco's.

Prior to joining the board of another public company, as well as the board of any non-public, for-profit company, directors are required to advise Sunoco's Governance Committee so that a review can be performed to ensure there are no conflicts or other issues.

Service by CEO on Other Boards: The CEO must obtain the approval of the Governance Committee prior to accepting an invitation to serve on the board of another public company. The Governance Committee is of the view that the CEO should be limited to two outside public company directorships in addition to board service on Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P. Sunoco's Board is of the view that service on the Sunoco Partners LLC board should not be considered an "outside public company directorship" because it is part of the responsibilities of Sunoco's CEO to spend time overseeing each of Sunoco's business units regardless of the corporate structure of those entities.

The CEO may not serve on the board of a company on which a Sunoco independent director serves as an officer.

Retirement Age: Sunoco's directors retire from the Board at the annual meeting following their 72nd birthday unless the Governance Committee recommends to the Board—in limited and special circumstances—an exception to this requirement and it is approved by the independent directors of the Board. Because Sunoco's Board has adopted a mandatory retirement age and because Sunoco's Governance Committee annually performs an individual director evaluation for each director prior to recommending his or her nomination for election by the shareholders, the Board has decided not to adopt term limits for its directors.

CEO Board Service: Any CEO of the Company, who also serves as a director, shall tender his or her resignation from the Board at the same time he or she retires, resigns or is removed from the Company. The Governance Committee will recommend to the Board whether or not to accept he resignation, which must be approved by the independent directors of the Board.

BOARD OPERATIONS

Board Leadership: Sunoco's CEO also holds the position "Chairman of the Board." Sunoco's Chairman and CEO is not a member of any standing Board committee, other than the Executive Committee. Sunoco believes the unified position of Chairman and CEO serves the corporation well because the remainder of Sunoco's non-management directors, who are all independent, have many opportunities to be involved with the agenda setting process and to significantly influence the Board process.

- *Executive Sessions.* Executive Sessions of only non-management directors are regularly scheduled at the conclusion of each board meeting. A *"Presiding Director"* leads each Executive Session and is responsible for leading and facilitating the agenda and discussions at these sessions. Sunoco's non-management directors each serve as Presiding Director for an Executive Session on a rotating basis. The Presiding Director's other duties include (i) serving as liaison between the Chairman and the independent directors; and (ii) coordinating and developing future executive session meeting agendas and schedules and soliciting input for future Board and Committee meeting agendas and schedules, as appropriate, as well as seeking from the non-management directors any items and/or matters that warrant follow-up. The Presiding Director has the responsibility of providing appropriate comments, suggestions and other information to the Chairman and CEO after each Executive Session.
- *Independent Director Only Meetings.* In addition to the Executive Sessions, two separate meetings of non-management directors are held each year. The Chair of the Governance Committee leads these meetings and is responsible for agenda preparation. The Chair of the Governance Committee is also responsible for leading the non-management directors in the CEO evaluation and the Board self-evaluation.

Board Meetings: Sunoco's Board usually meets seven times per year in regularly scheduled meetings, but meets more often if necessary. Six of these regularly scheduled meetings occur over a two-day period, including Committee meetings. During these meetings, strategic and other issues, as well as major corporate actions are reviewed and approved. In addition, annually, the Board meets over a longer period to summarize, review and approve strategic and other issues.

Meeting Agendas: The Chairman and CEO establishes a preliminary agenda for each Board meeting. Any director may request items to be included on the agenda.

While the Board believes that a carefully planned agenda is important for effective Board meetings, the agenda is flexible enough to accommodate new developments. Ample time is scheduled at each Board meeting to assure full discussion of important matters. Agendas, in addition to including financial and operating reports, also include other reports, such as current issues that could affect Sunoco's short-term and/or long-term strategy and business, critical measures and comparisons, and other types of presentations that could enhance a director's perspective on various matters. Management presentations are scheduled to permit a substantial proportion of Board meeting time to be available for discussion and comments.

The Corporate Secretary maintains a list of recurring agenda items and the timing of such agenda items throughout the year. This list is circulated to all Board members, who are free to add additional agenda items.

Information Flow: Board members receive agendas and other information well in advance of Board meetings so they will have an opportunity to prepare for discussion of the items at the meeting.

Information is provided from a variety of sources, including management reports, periodic SEC reports, a comparison of performance to operating and financial plans, reports on Sunoco's stock performance and operations prepared by third parties, and articles from various business publications.

In many cases, significant items requiring Board approval may be reviewed and discussed at one or more meetings and voted upon in subsequent meetings.

Regular Attendance of Non-Directors at Board Meetings: Board meetings generally begin in executive session with only Board members and Sunoco's General Counsel and its Corporate Secretary in attendance. Thereafter, the Board meets in plenary session joined by the other Sunoco senior executives. At each meeting, various senior executives report to the Board on their respective areas of responsibility. At times, other Sunoco personnel are asked to make specific presentations to the Board.

New Director Orientation: Sunoco's new directors are required to attend orientation sessions which include receiving and reviewing extensive materials relating to Sunoco's business and operations, visiting Sunoco facilities and meeting key personnel. The orientation also includes an overview of Sunoco's strategic plan, goals and objectives, governance practices, disclosure procedures and practices, compensation philosophy and an overview of Sunoco's investor relations program.

New directors attend meetings of all Board committees to acquaint them with the work and operations of each committee. After this rotation, new directors are assigned to particular committees. The new members attend committee orientation sessions. These sessions are designed to educate new committee members in helping them understand the substantive responsibilities of the committee.

Ongoing Director Education: Sunoco conducts ongoing training or continuing director education for its Board members. In addition to plant and site visits, Sunoco has an ongoing program of continuing director education on emerging issues and topics designed to educate and inform directors in discharging their duties. Sunoco is supportive of, and reimburses its directors for, attending qualified third-party director education programs.

Performance Evaluations: Sunoco's Board has a three-tier performance evaluation process which enables continuous improvements at all three tiers.

➢ *Full Board Evaluation.* The Board, through the Governance Committee, conducts an annual evaluation of how it is functioning as a whole. The results are reviewed with the Board.

- *Committee Evaluation.* Sunoco's individual committees conduct annual self-evaluations. The results are reviewed with each committee and with the Board.

- *Individual Director Performance Evaluation.* Individual director evaluations are conducted annually by the Governance Committee. The Chair of the Governance Committee meets confidentially with each director to provide feedback.

BOARD STRUCTURE

Committees of the Board: The full Board makes all decisions of major importance to Sunoco. The Board has established five standing committees so that certain areas can be addressed in more depth.

Committee Structure: Sunoco's five standing committees are: the Audit Committee, the Compensation Committee, the Governance Committee, the Corporate Responsibility Committee, and the Executive Committee. Each Committee has the authority to, as it deems appropriate, independently engage outside legal, accounting or other advisors or consultants at the expense of Sunoco. The current charters of each committee are published on Sunoco's website and will be mailed to shareholders upon written request. A summary of the responsibilities of each of the committees follows:

- *Audit Committee.* The Audit Committee assists the Board in its oversight of the integrity of Sunoco's financial statements and disclosures and other internal control processes and Sunoco's compliance with ethics policies and legal and regulatory requirements. This Committee prepares a report that is included in Sunoco's proxy statement. The Committee appoints, retains, compensates, terminates and oversees the work of, and evaluates the independence and ability of, the independent registered public accounting firm, as well as selects and evaluates Sunoco's General Auditor. The Committee also provides oversight on Sunoco's guidelines and policies with respect to business risk matters and other matters deemed appropriate by the Committee. The Committee establishes procedures for handling complaints, including the anonymous, confidential treatment of complaints regarding Sunoco's accounting, internal accounting controls or auditing matters.

- *Compensation Committee.* The Compensation Committee reviews and approves Sunoco's compensation philosophy, reviews and recommends Board approval of Sunoco's short- and long-term incentive plans, and reviews and approves the executive compensation programs and awards. The Committee determines and approves CEO compensation, and reviews and approves the compensation of the other senior executive officers. The Committee reviews and discusses with management the Compensation Discussion & Analysis (the "CD&A") required by the Securities and Exchange Commission and recommends to the Board that the CD&A be included in the Company's proxy statement. The Committee produces an annual compensation committee report for inclusion in Sunoco's proxy statement. The Committee also reviews the general employee pension and employee welfare benefit plans, as appropriate.

- *Governance Committee.* The Governance Committee reviews the role, composition and structure of the Board and its committees, focusing on—among other things—the independence requirements as set forth in the New York Stock Exchange Corporate Governance Listing Standards and in Sunoco's Categorical Standards of Independence. The Committee reviews and approves related person transactions in accordance with Sunoco's Related Person Transactions Policy. The Committee reviews and evaluates individual Board members each year prior to recommending the annual directors' slate for election by shareholders at the Annual Meeting. The Committee identifies and reviews qualified individuals as potential new director candidates. Additionally, the Committee sets and administers policies governing the level and form of directors' compensation.

The Governance Committee monitors and reviews corporate governance issues, emerging trends and "best practices" and has specifically been charged with recommending to the Board, on an on-going basis, a set of corporate governance guidelines.

- *Corporate Responsibility Committee.* The Corporate Responsibility Committee has oversight responsibility for, and makes recommendations to the Board, as appropriate, regarding the Company's: (1) internal policies, practices, positions and performance in the areas of (a) health, environmental impact and safety, (b) equal employment opportunity and diversity, (c) government relations and (d) corporate philanthropy; and (2) external performance as a responsible corporate citizen, keeping the Board apprised of the integrity and propriety of the Company's positions with those individuals, organizations and institutions over which the Company does not have direct control, but whose influence or actions are important to the success of the Company, such as shareholders, communities in which we do business, state, local and federal governments, special interest groups, and others.
- *Executive Committee.* The Executive Committee exercises the authority of the Board during the intervals between meetings of the Board except for Board actions specifically excluded by law and except that no action shall be taken by this Committee if any member of the Committee has voted in opposition.

Committee Membership:

- *Independence.* Each committee of the Board, except for the Executive Committee, is composed entirely of independent directors, as defined in the New York Stock Exchange Listing Standards and Sunoco's Categorical Standards of Independence.
- *Other Qualifications.* The individual qualifications of committee members are reviewed annually for compliance with the various regulatory requirements mandated for the members of each particular committee. The Governance Committee recommends the members and chairs of the Committees to the Board.
- *Rotation Policy.* Sunoco's Board does not have a practice of automatic rotation of committee chairs and members after a set time period. There are many reasons to maintain an individual director on a specific committee, including continuity and subject matter expertise necessary for an effective committee. However, the Governance Committee reviews the strengths and expertise of each director, as well as the current and anticipated needs for each committee and, at times, may rotate members based on committee needs.

Committee Agendas: Committee agendas are prepared by the Committee Secretary in consultation with the Committee Chair. Annual recurring events for each committee are circulated each year and used as preliminary agenda items. All committee members are free to include additional items on an agenda.

Committee Reporting: Each Committee Chair reports to the full Board on committee actions in a timely manner, but in no event later than the next Board meeting.

BOARD RESPONSIBILITIES

Review and Approve Sunoco's Strategic Plan, Annual Operating Plan and Major Corporate Actions:

- Annually, the Board reviews and approves Sunoco's three-year strategic plan and the annual operating plan.

- On an on-going basis, the Board reviews and approves all major corporate actions. The Board also reviews political, regulatory and economic trends and developments that may impact Sunoco.

Monitor Sunoco's Performance:

- On an on-going basis during the year, the Board monitors Sunoco's performance against its annual operating plan and against the performance of its peers.
- On a regular basis at Board meetings and through periodic updating, the Board reviews Sunoco's financial performance with a particular focus on peer and competitive comparisons. These reviews include the views of management, as well as those of key investors and securities analysts.

Evaluate the CEO:

- The CEO is the highest-ranking member of the management team. As such, he or she is accountable to the Board for Sunoco's management and performance.
- Annually, the CEO meets with the independent directors to discuss the overall performance and direction of the Company, as well as his or her individual performance.
- Following that discussion, the independent directors meet separately, at a meeting which is led by the Chair of the Governance Committee, to evaluate Sunoco's direction and performance and the individual performance of the CEO.
- The results of this evaluation are communicated to the CEO at an executive session of the Board.

Review and Approve Executive Compensation:

- The Board, through the Compensation Committee, reviews and approves the compensation plans for senior executives to ensure they are appropriate, competitive and properly reflect Sunoco's goals and objectives.
- Annually, the Compensation Committee approves appropriate goals and objectives for the annual and long term executive incentive plans, which are then reviewed with the entire Board.

Review and Approve CEO and Management Succession Planning and Development:

- The Board plans for succession of the CEO as well as the other senior executive positions.
- To assist the Board, the CEO annually provides the full Board with an assessment of senior executives, their potential to succeed him, and future development plans.
- The CEO also provides the full Board with an assessment of persons considered potential successors to the senior executive positions and future development plans.

Advise and Counsel Management:

- Advice and counsel to management occurs both through formal Board and Committee meetings and through informal, individual director contacts with the CEO and other members of management at various levels throughout the Company.
- The information needed for the Board's decision-making will often be found within Sunoco, and directors have full access to management.
- The Board and its Committees have the right to, at any time, retain outside financial, legal or other advisors or consultants at the expense of Sunoco.

Monitor Ethical and Legal Compliance:

The Board, primarily through the Audit Committee, monitors ethical and legal compliance by overseeing the processes which are in place to maintain the integrity of the company—the integrity of the financial statements, and internal control over financial reporting and disclosure controls and procedures, and the integrity of compliance with laws and ethics and with Sunoco's Code of Business Conduct and Ethics.

BOARD AND EXECUTIVE COMPENSATION PROGRAM

Sunoco maintains fair and straightforward compensation programs at both the Board and executive levels designed to enhance shareholder value.

Director Compensation:

- ➢ Sunoco's Governance Committee, which is composed entirely of independent directors, sets and administers the policies that govern the level and form of director compensation.
- ➢ Sunoco's Governance Committee and its Board of Directors believe that the compensation program for Sunoco's independent directors should be designed to attract highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to Sunoco and Sunoco's shareholders; and align the interests of the independent directors and Sunoco's shareholders. This compensation philosophy includes providing a competitive level of compensation necessary to attract experienced and qualified individuals.
- ➢ Sunoco's Governance Committee directly engages an independent compensation consultant to advise it on an annual basis as to "best practices" and emerging trends in director compensation. The compensation consultant also benchmarks Sunoco's director compensation compared to the peer companies, the oil industry generally and general industry data.
- ➢ Sunoco's Governance Committee believes that a substantial portion of the total director compensation package should be in the form of Sunoco common shares and share equivalents in order to better align the interests of Sunoco's directors with the long-term interests of its shareholders.
- ➢ In 2003, the Governance Committee recommended, and the full Board approved, the discontinuance of the granting of stock options to the Company's independent directors as a form of compensation.
- ➢ In order to further encourage a link between director and shareholder interests, the Committee adopted Director Stock Ownership Guidelines to which members of the Board of Directors are expected to adhere. Sunoco's independent directors are expected to own shares or share equivalents equal to five times the total annual retainer within five years of joining the Sunoco Board.
- ➢ In addition to the Director Stock Ownership Guidelines, director-nominees are required to own at least $2,000 worth of Sunoco common shares prior to standing for election as a director for the first time.
- ➢ Sunoco directors are prohibited from entering into short sales, or purchasing, selling, or exercising any puts, calls or similar instruments pertaining to Company securities.

Executive Compensation:

- Sunoco's Compensation Committee, which consists entirely of independent directors, has the sole authority to and does retain an independent compensation consultant to assist in the evaluation of CEO and senior executive compensation.
- Total compensation for Sunoco's CEO and the senior executives has generally been targeted at median levels for targeted Company performance as determined from an annual review of peer companies, industry peers and general industry data, which is adjusted for each company's relative revenue base. Actual total compensation has varied based upon Company performance.
- Sunoco's annual incentive program is designed to result in payments that are closely correlated with Sunoco's earnings, return on capital employed and health, environmental and safety performance. Most Sunoco salaried employees and hourly manufacturing employees have participated in an annual bonus plan utilizing the same performance factors used for the executive annual incentive plan.
- Sunoco's long-term incentive awards have been a mix of stock options and performance-based common stock units that are based on performance factors over a three-year period.
- Sunoco's long-term incentive awards (options and performance units) generally have been granted at a rate of less than 1% of outstanding shares per year.
- Under the current long-term incentive plan, stock options have been granted at the fair market value on the date of grant and have become exercisable two years after such date. In addition, the plan prohibits the repricing of out-of-the-money stock options and does not provide for reload options.
- Sunoco maintains stock ownership guidelines for its approximately top 40 executives. The amount of stock required to be owned increases with the level of responsibility of each executive, with the CEO expected to own stock with a value at least equal to six times his base salary.
- Sunoco employees are prohibited from entering into short sales, or purchasing, selling, or exercising any puts, calls or similar instruments pertaining to Company securities. This does not include Sunoco stock options exercised in accordance with the terms of the Company's stock option plan.
- Sunoco prohibits any executive of the Company from utilizing, engaging, retaining, or hiring the independent registered public accounting firm that has been appointed/engaged by Sunoco's Audit Committee for personal financial counseling, including tax services.
- Sunoco policy prohibits the making of personal loans or extensions of credit to directors or executive officers.

A copy of the Corporate Governance Guidelines can also be found at Sunoco's web site at www.SunocoInc.com, and a printed copy is available upon request.

Director Independence

Except for the Chief Executive Officer, or CEO, all of Sunoco's directors are independent as defined by the New York Stock Exchange, or NYSE, Corporate Governance Listing Standards, as amended, and by the Company's Categorical Standards of Independence, or the Standards, which were recommended by the Governance Committee and adopted by the Board of Directors. The Standards specify the criteria by which the independence of Sunoco's directors will be determined. When making an independence determination, the Board endeavors to consider all relevant facts and circumstances. In accordance with the Standards, an independent director must be determined by the Board to have no material relationship with the Company other than as a director. The full text of the Standards is included in Sunoco's Corporate Governance Guidelines under "Categorical Standards of Independence" on pages 14 to 15 of this proxy statement. Sunoco's Corporate Governance Guidelines are also available on Sunoco's web site (www.SunocoInc.com).

In making these determinations, the Board considered that in the ordinary course of business, transactions may occur between the Company and its subsidiaries and companies at which some of our directors or their immediate family members are or have been officers (Messrs. Jones and Rowe), or at which our directors and director nominee are current directors (Mr. Darnall, Mr. Edwards, Ms. Fairbairn, Ms. Greco, Messrs. Gerrity, Jones, Kaiser, Ratcliffe, Rowe and Wulff). In each case, the amount of transactions, if any, with these companies in each of the last three years was under the thresholds set forth in the Standards. The Board also considered charitable contributions made by the Company or the Sunoco Foundation to not-for-profit organizations of which our directors and director nominee are executive officers or directors, if any, and no contributions exceeded the thresholds set forth in the Standards.

In accordance with the Standards, the Board undertook its annual review of director independence. As provided in the Standards, the purpose of this review was to determine whether any such relationships or transactions existed that were inconsistent with a determination that the director is independent. Pursuant to the Standards and a review of relevant facts and circumstances, the Board has affirmatively determined that all the directors and director nominee, with the exception of John G. Drosdick, Sunoco's Chairman, Chief Executive Officer and President, are independent. The directors and the director nominee determined to be independent are: Robert J. Darnall, Gary W. Edwards, Ursula O. Fairbairn, Thomas P. Gerrity, Rosemarie B. Greco, John P. Jones, III, James G. Kaiser, R. Anderson Pew, G. Jackson Ratcliffe, John W. Rowe and John K. Wulff.

The NYSE Corporate Governance Listing Standards require that the Audit, Compensation and Governance Committees of the Board of Directors must be composed entirely of independent directors. The members of each of these committees are identified in the table in "Board and Committees" on page 27 of this proxy statement. As noted above, all of these directors have been determined to be independent as defined by the NYSE Corporate Governance Listing Standards and Sunoco's Categorical Standards of Independence. The Audit Committee members are also independent as defined in the rules and regulations of the Securities and Exchange Commission.

Certain Relationships and Related Transactions

For many years, Sunoco has had procedures for the review of related person transactions. In 2007, the Board approved a written policy and procedures for the review, approval or ratification of related person transactions, the Related Person Transactions Policy. The policy applies to "Interested

Transactions" with a "Related Person." For purposes of the policy, "Interested Transaction" includes a transaction, arrangement or relationship, or series of similar transactions, with an aggregate amount involved exceeding $100,000, in which the Company is a participant and a "Related Person" has a direct or indirect interest. "Related Person" includes a director, director nominee, executive officer, greater than 5% beneficial owner, or an immediate family member of the preceding group. The policy provides that the Governance Committee will review the material facts of "Interested Transactions" that require the Committee's approval and will approve, disapprove or ratify the entry into the transaction.

Under the policy, certain Interested Transactions have standing pre-approval. These include: employment of executive officers if the compensation is disclosed in the proxy statement or approved by the Compensation Committee; employment of an immediate family member with compensation less than $120,000; director compensation that is disclosed in the proxy statement; transactions with companies where the business is less than the greater of $1 million or 2% of the other company's total revenues; certain charitable contributions; regulated transactions; certain banking services; and certain transactions available to all employees or third parties generally.

The Board, through its Governance Committee, in accordance with the Related Person Transaction Policy, has carefully reviewed certain business or other relationships that Sunoco maintains with entities with which certain officers, directors, director nominee, and immediate family members are affiliated, and has concluded that they relate to activities conducted in the normal course of business or that they are not material, and that none requires additional disclosure.

An affiliate of Sunoco's SunCoke Energy, Inc. subsidiary expects to enter into a transaction with United States Steel, whereby United States Steel will purchase furnace coke for its Granite City Works. It is anticipated that the supply and purchase obligations will become effective upon completion of a new cokemaking facility to be built by the SunCoke affiliate adjacent to the Granite City Works. The permit necessary for construction of the cokemaking facility has not yet been issued. Both Mr. Drosdick and Mr. Darnall serve on the Board of United States Steel. Sunoco's Board determined that neither Mr. Drosdick nor Mr. Darnall has any direct or indirect material interest in this transaction. In addition, the amount of payments to be made by United States Steel in connection with this transaction are expected to be significantly less than 2% of Sunoco's gross annual revenues.

Communications with Directors

Interested persons with concerns may communicate issues to Sunoco's non-management directors by calling Sunoco's toll-free, confidential Employee and Compliance Hotline at 1-800-228-5687. The hotline is available 24 hours a day, seven days a week.

Annual Meetings

For the last ten years, Sunoco's annual meetings of shareholders have been held in Philadelphia, PA where Sunoco's corporate headquarters and several major operating facilities are located. The meetings are always live, in-person meetings. The polls remain open during the meetings until shareholders have had the opportunity to ask questions about the items being voted on. In addition, after the business portion of the meeting, a question-and-answer period is held during which shareholders can ask questions on any matters. It is the Company's policy that the directors and director nominee, all of whom are up for election at the annual meeting, attend the annual meeting. All nominees for election at the 2007 Annual Meeting of Shareholders attended the 2007 Annual Meeting.

Code of Business Conduct and Ethics

Sunoco, Inc. has a Code of Business Conduct and Ethics, or Code of Ethics, which applies to all officers, directors and employees including the chief executive officer, the principal financial officer, the principal accounting officer and persons performing similar functions. Sunoco intends to disclose on its web site the nature of any future amendments to and waivers of the Code of Ethics that apply to the chief executive officer, the principal financial officer, the principal accounting officer and persons performing similar functions.

A copy of the Code of Ethics can be found on Sunoco's web site (www.SunocoInc.com), and a printed copy is available upon request.

Board and Committees

During 2007, the Board of Directors held nine meetings and had five standing committees consisting of an Audit Committee, a Compensation Committee, a Corporate Responsibility Committee, an Executive Committee, and a Governance Committee. For a description of the responsibilities and functions performed by each of the committees, see Sunoco's Corporate Governance Guidelines beginning on page 13 of this proxy statement. Copies of the committee charters can be found on Sunoco's web site at www.SunocoInc.com. Printed copies are also available upon request. All directors attended at least 75% of the total number of Board meetings and committee meetings during the period that they served on the Board and committees in 2007.

The table below provides Board committee membership as of February 26, 2008. The table also indicates the number of meetings held by each of the Board committees in 2007.

Name	Audit	Compensation	Corporate Responsibility	Executive	Governance
R. J. Darnall	x[1]		x		x
J. G. Drosdick				x[1]	
U. O. Fairbairn		x[1]	x	x	
T. P. Gerrity	x				x
R. B. Greco	x			x	x
J. P. Jones, III		x			x
J. G. Kaiser		x	x[1]	x	
R. A. Pew	x		x	x	
G. J. Ratcliffe	x	x		x	x[1]
J. W. Rowe		x	x		
J. K. Wulff	x		x		
Number of Meetings in 2007	9	7	3	2	7

NOTE TO TABLE:

1 Committee Chairperson.

Audit Committee Financial Expert

The Board has determined that John K. Wulff qualifies as an "audit committee financial expert," as defined by the applicable rules of the Securities and Exchange Commission, based on his financial and accounting education and experience, and has designated Mr. Wulff as the "audit committee financial expert." Mr. Wulff is currently the Chairman of Hercules Incorporated. He was with KPMG and predecessor certified public accounting firms from 1971 until 1987 where he served as an audit partner for ten years. He served as Chief Financial Officer of Union Carbide for five years until its merger with Dow Chemical Company, and he was a member of the Financial Accounting Standards Board for two years.

Directors' and Officers' Ownership of Sunoco Stock

The following table shows how much Sunoco common stock and other share equivalents each director, director nominee, Named Executive Officer[1], and all directors (including new nominee) and executive officers as a group, beneficially owned as of December 31, 2007.

Directors' and Officers' Stock Ownership

Name	Shares of Common Stock Beneficially Owned[2]	Other Share Equivalents[3]	Total	Percent of Class Outstanding[4]
R. J. Darnall**[5]	4,000	16,624	20,624	*
M.H.R. Dingus**[6]	56,469	0	56,469	*
J. G. Drosdick**[6]	304,000	0	304,000	*
G. W. Edwards[7]	0	0	0	*
U. O. Fairbairn**[6]	9,184	20,570	29,754	*
B. G. Fischer**[6]	51,739	0	51,739	*
T. P. Gerrity[8]	3,828	25,661	29,489	*
R. B. Greco**	4,920	35,098	40,018	*
T. W. Hofmann**[6]	135,767	0	135,767	*
J. P. Jones III	500	4,356	4,856	*
J. G. Kaiser**[6]	26,218	19,856	46,074	*
R. W. Owens[6]	44,531	6,583	51,114	*
R. A. Pew[5,8]	162,910	12,755	175,665	*
G. J. Ratcliffe**[5,8]	2,000	30,006	32,006	*
J. W. Rowe	1,000	15,072	16,072	*
C. K. Valutas**[6]	47,923	0	47,923	*
J. K. Wulff	2,000	13,406	15,406	*
All directors (including new nominee) and executive officers as a group including those named above**[6,8]	1,070,997	208,650	1,279,647	1.1%

NOTES TO TABLE:

* Represents holdings of less than 1% of Sunoco's outstanding common stock.

** Certain of the directors and executive officers own common units representing limited partnership interests of Sunoco Logistics Partners L.P., a master limited partnership in which Sunoco has a 43% ownership interest. The number of such common units beneficially owned by individuals listed in the Directors' and Officers' Ownership of Sunoco Stock Table as of December 31, 2007 are as follows: R. J. Darnall (4,000); M.H.R.Dingus (2,000); J. G. Drosdick (30,000); U. O. Fairbairn (2,500); B. G. Fischer (3,000); R. B. Greco (1,500); T. W. Hofmann (2,500); J. G. Kaiser (2,500); G. J. Ratcliffe (20,000); and C. K. Valutas (2,150 direct, and 1,970, as trustee). The total number of such common units owned by directors (including new nominee) and executive officers as a group (24 persons) is 88,370. The number of common units of Sunoco Logistics Partners L.P. held by each individual and by the group is less than 1% of the outstanding common units as of December 31, 2007. These amounts are not included in the table.

1 The Chief Executive Officer, the Chief Financial Officer, and the next four most highly compensated executive officers during the last fiscal year.

2 This column includes shares of Sunoco common stock held by directors (including new nominee) and officers or by certain members of their families (for which the directors (including new nominee) and officers have sole or shared voting or investment power), shares of Sunoco common stock they hold in SunCAP and Sunoco's Shareholder Access & Reinvestment Plan or "SHARP", and shares of Sunoco common stock that directors and officers had the right to acquire within 60 days of December 31, 2007.

3 Includes share unit balances held under the Directors' Deferred Compensation Plan I, the Directors' Deferred Compensation Plan II, and the Deferred Compensation Plan for executives, and share equivalent balances held by executives under Sunoco's Savings Restoration Plan (see the table on page 72 and the Nonqualified Deferred Compensation in 2007 Table on page 82). Although ultimately paid in cash, the value of share units and share equivalents mirrors the value of Sunoco common stock. Thus, the amounts ultimately realized by the directors (including new nominee) and executive officers will reflect all changes in the market value of Sunoco common stock from the date of deferral and/or accrual until the date of payout. The share units and share equivalents do not have voting rights, but are credited with dividend equivalents in the form of additional share units or share equivalents.

4 Percentage based on the number of shares of common stock outstanding at December 31, 2007.

5 Under the transition rules of Section 409A of the Internal Revenue Code, and as Sunoco, Inc. directors who will attain age 72 on or before December 2010, Messrs. Darnall, Pew and Ratcliffe made a one-time election in December 2007 to take a distribution of all or a portion of their deferred accounts under the Directors' Deferred Compensation Plans I and II in June 2008. Mr. Pew elected to take a distribution of all of his deferred accounts under Plans I and II; Mr. Ratcliffe elected to take a distribution of all of his deferred accounts under Plan I; and Mr. Darnall elected to take a distribution of all of his deferred accounts under Plan II, and 50% of his deferred accounts under Plan I. In early January 2008, Messrs. Pew and Ratclife made a one-time conversion from share units to cash units of the amounts they elected to have paid out from their accounts, with the share units that were converted being valued at the average closing price of a share of Sunoco common stock for the ten trading days immediately prior to January 1, 2008. As a result, as of January 2, 2008, Mr. Pew no longer has any deferred share units; and Mr. Ratcliffe had 6,846 share units remaining in his deferred account.

6 The amounts of shares of common stock beneficially owned include shares of Sunoco common stock which the following persons have the right to acquire as a result of the exercise of stock options within 60 days after December 31, 2007 under certain Sunoco, Inc. plans:

Name	Shares
M.H.R. Dingus	17,000
J.G. Drosdick	114,000
U. O. Fairbairn	3,332
B.G. Fischer	21,000
T.W. Hofmann	85,000
J. G. Kaiser	6,492
R.W. Owens	23,500
C.K. Valutas	21,000
All directors (including new nominee) and executive officers as a group (including those named above)	383,524

NOTES TO TABLE (CONTINUED):

7 G.W. Edwards has not been a director or officer of Sunoco, and is standing for election to Sunoco's Board of Directors for the first time. Prior to standing for election, Mr. Edwards purchased 1,000 shares of Sunoco common stock.

8 The individuals and group named in the table have sole voting power and investment power with respect to shares of Sunoco common stock beneficially owned, except that voting and/or investment power is shared with respect to the number of shares noted below:

Name	Shares
T. P. Gerrity	3,828
R. A. Pew	32,100
G. J. Ratcliffe	2,000
All directors (including new nominee) and executive officers as a group (including those named above)	38,667

Equity Compensation Plan Information

The following table provides information as of December 31, 2007 with respect to Sunoco common stock that may be issued upon the exercise of options, warrants and rights under Sunoco's existing equity compensation plans, including the Long-Term Performance Enhancement Plan II, the Long-Term Performance Enhancement Plan, and the Retainer Stock Plan for Outside Directors.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by shareholders:			3,420,281[4]
Stock options	1,572,308[1]	$63.35	
Common stock units	231,165[2]	—[3]	
Equity compensation plans not approved by shareholders	0		0
Total	1,803,473	$63.35	3,420,281

NOTES TO TABLE:

1 Consists of stock options granted under the following shareholder-approved plans: Long-Term Performance Enhancement Plan II and the Long-Term Performance Enhancement Plan. No additional awards may be granted under the Long-Term Performance Enhancement Plan.

2 Consists of common stock units awarded under the Long-Term Performance Enhancement Plan II that are payable in stock. In addition, there are 371,320 common stock units that are payable in cash under this plan.

3 Common stock units do not have an exercise price. Payout is based on meeting certain targeted performance criteria or length of employment.

4 Consists of 3,042,379 shares available for issuance under the Long-Term Performance Enhancement Plan II and 377,902 shares under the Retainer Stock Plan for Outside Directors.

PROPOSALS ON WHICH YOU MAY VOTE

Item 1. Election of Directors

There are 12 nominees for election this year. Detailed information on each nominee is provided on pages 32 to 35 All directors are elected annually, and serve a one-year term until the next Annual Meeting. For the vote requirements, see Question 9 on page 6 of this proxy statement. All of the director nominees have consented to serve if elected. However, if any of the nominees should be unable or unwilling to stand for election at the time of the Annual Meeting, the Board may reduce the number of directors to be elected at the Annual Meeting, or designate a substitute. If a substitute is designated, proxy votes in favor of the original director candidate will be counted for the substituted candidate. At this time, the Board of Directors knows no reason why any of the nominees may not be able to serve as a director if elected.

Your Board unanimously recommends a vote FOR each of these directors.

Nominees for the Board of Directors



ROBERT J. DARNALL Director since 2000
Age 69

Mr. Darnall is the retired Chairman, President and Chief Executive Officer of Inland Steel Industries, Inc. (a carbon steel manufacturer and processor/ distributor of industrial materials), a position held from September 1992 to October 1998. Mr. Darnall is also a director of Cummins, Inc.; HSBC North America Holdings, Inc.; Pactiv Corporation; and United States Steel Corporation.



JOHN G. DROSDICK Director since 1996
Age 64

Mr. Drosdick is Chairman, Chief Executive Officer and President of Sunoco, Inc. and Chairman of the Board of Directors of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P. Mr. Drosdick was elected Chairman and Chief Executive Officer of Sunoco, Inc. in May 2000 and Chairman of the Board of Sunoco Partners LLC in October 2001. Mr. Drosdick has been a director and President of Sunoco, Inc. since December 1996. He was also Chief Operating Officer of Sunoco, Inc. from December 1996 to May 2000. He is also a director of H.J. Heinz Corporation and United States Steel Corporation.



GARY W. EDWARDS
Age 66

Mr. Edwards has been a consultant in the energy field since December 2001. He was Senior Executive Vice President, Corporate Strategy & Development, of Conoco, Inc. (an integrated oil company, that merged with Phillips Petroleum Company in 2002), from November 1999 until his retirement in December 2001. He was Executive Vice President, Refining, Marketing, Supply & Transportation of Conoco from September 1991 until November 1999. From September 1991 to October 1998, Mr. Edwards was also a Senior Vice President of E. I. duPont de Nemours and Company (a chemical company that was Conoco's former parent company). Mr. Edwards is also a director of Entergy Corporation and Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L. P.



URSULA O. FAIRBAIRN Director since 2001
Age 65

Ms. Fairbairn is President and Chief Executive Officer of Fairbairn Group LLC (a human resources and executive management consulting company), a position she has held since April 2005. She served as Executive Vice President, Human Resources & Quality, American Express Co. (a diversified global travel and financial services company), from December 1996 until her retirement in March 2005. She is also a director of Air Products and Chemicals, Inc.; Centex Corporation; Circuit City Stores, Inc. (until June 2008); and VF Corporation.



THOMAS P. GERRITY Director since 1990
Age 66

Dr. Gerrity is a Professor of Management at The Wharton School (the business school) of the University of Pennsylvania, a position he has held since 1990. He also served as Dean of The Wharton School from July 1990 through June 1999, and since 1999 has been Dean Emeritus. He is also a director of CVS Corporation; Hercules Incorporated; and Internet Capital Group, Inc. Until December 31, 2006, Dr. Gerrity was a member of the board of directors of Federal National Mortgage Association ("Fannie Mae") and served as the chair of Fannie Mae's audit committee from January 1999 until May 2006, when he stepped down from the committee. Fannie Mae restated its audited financial statements for certain periods during which Dr. Gerrity was chair of the audit committee. For additional information, see Fannie Mae's reports filed with the SEC.



ROSEMARIE B. GRECO Director since 1998
Age 61

Ms. Greco is Director, Governor's Office of Health Care Reform for the Commonwealth of Pennsylvania, a position she has held since January 2003. She was founding Principal of GRECOventures Ltd. (a business investment and consulting partnership), a position she held from January 1999 until January 2003. Ms. Greco was Co-Chair of the Private Industry Council of Philadelphia (a private non-profit organization that is a resource for workforce development and job training) from August 1998 to December 1998, and Interim President and Chief Executive Officer of the Council from April 1998 to August 1998. From January 1998 until April 1998, she did consulting work. Ms. Greco was President of CoreStates Financial Corp. (parent company of CoreStates Bank) from May 1996 until August 1997, and President and Chief Executive Officer of CoreStates Bank (a financial institution) from August 1994 until August 1997. She was a bank director from April 1992 to August 1997. Ms. Greco is also a director of Exelon Corp. and Pennsylvania Real Estate Investment Trust; and is a trustee of the SEI I Mutual Funds of SEI Investments.



JOHN P. JONES, III Director since 2006
Age 57

Mr. Jones is Chairman and a director of Air Products and Chemicals, Inc., (an industrial gas and related industrial process equipment business), a position he has held since October 2007. Mr. Jones served as Chairman and Chief Executive Officer from September 2006 through October 2007, and Chairman, President, and Chief Executive Officer from December 2000 through September 2006. Mr. Jones is also a director of Automatic Data Processing, Inc.



JAMES G. KAISER Director since 1993
Age 65

Mr. Kaiser is Chairman, Chief Executive Officer and a director of Avenir Partners, Inc. (an automobile business), a position that he has held since December 1998, and President and a director of Kaiser Services, LLC (a business development company), a position that he has held since December 1998. Mr. Kaiser was engaged in developing businesses from January 1996 until December 1998. He retired as President, Chief Executive Officer and director of Quanterra Incorporated in January 1996, positions he had held since June 1994. Quanterra succeeded to businesses of the environmental analytical services division of International Technology Corporation and Enseco (a unit of Corning Incorporated) for which Mr. Kaiser had been President and Chief Executive Officer since June 1992. Mr. Kaiser is also a director of MeadWestvaco Corporation.

Nominees for the Board of Directors



R. ANDERSON PEW Director since 1978
Age 71

Mr. Pew retired from Sunoco in May 1996 as Chief Executive Officer of Radnor Corporation (a real estate subsidiary of Sunoco), a position he had held since March 1995, and as President of Helios Capital Corporation (a leasing subsidiary of Sunoco), a position he had held since September 1977. Mr. Pew is a director of The Glenmede Corporation (a Pennsylvania holding company) and its wholly owned subsidiary, The Glenmede Trust Company, N.A., a provider of investment, trust and wealth management services.



G. JACKSON RATCLIFFE Director since 1998
Age 71

Mr. Ratcliffe is retired Chairman of the Board of Hubbell Incorporated (an international manufacturer of electrical and electronic products), a position he held from 1987 until September 2004, having been first elected to its Board as a director in 1980. He also served as its President and Chief Executive Officer from January 1988 until his retirement in July 2001. Mr. Ratcliffe is also a director of Hubbell Incorporated and Praxair, Inc.



JOHN W. ROWE Director since 2003
Age 62

Mr. Rowe has been Chairman, President and CEO of Exelon Corporation (an electric utility company) since November 2004. He has been Chairman and CEO since April 2002, serving as Co-CEO from October 2000 through April 2002, and as President from October 2002 through May 2003. He was Chairman, CEO and President of Unicom Corporation and Commonwealth Edison (electric utility companies) from March 1998 until October 2000, prior to the merger of Unicom and PECO Energy. Mr. Rowe is also a director of Northern Trust Corporation.



JOHN K. WULFF Director since 2004
Age 59

Mr. Wulff is Chairman of the Board of Hercules Incorporated (a manufacturer and supplier of specialty chemical products), a position he has held since December 2003. Mr. Wulff was first elected as a director of Hercules in July 2003 and served as Interim Chairman from October 2003 to December 2003. Mr. Wulff served as a Member of the Financial Accounting Standards Board (the private-sector organization responsible for establishing standards of financial accounting and reporting in the United States) from July 2001 until June 2003. From January 1996 until March 2001, Mr. Wulff was Chief Financial Officer of Union Carbide Corporation (a manufacturer of chemicals, plastics, industrial gases and carbon/graphite). During his fourteen years with Union Carbide, Mr. Wulff also served as Vice President and Principal Accounting Officer from January 1989 to December 1995, and Controller from July 1987 to January 1989. From April 1977 until June 1987, Mr. Wulff was an audit partner with KPMG and predecessor firms (accounting and consulting firms). Mr. Wulff is also a director of Celanese Corporation; Fannie Mae; and Moody's Corporation.

Item 2. Approval of the Sunoco, Inc. Long-Term Performance Enhancement Plan II

The Sunoco, Inc. Long-Term Performance Enhancement Plan II, or LTPEP II, allows Sunoco to grant stock-based compensation awards in order to attract, retain and reward employees who contribute to Sunoco's long-term success. The persons eligible to participate in this plan are executives and other senior level employees, the approximate number of which is 200. Although directors are eligible to receive stock options under the plan, in 2003 the Company discontinued granting stock options to the Company's independent directors. The LTPEP II is administered by the Compensation Committee, which is comprised entirely of outside directors for purposes of Section 162(m) of the Internal Revenue Code. None of these directors receive additional compensation for administering the LTPEP II. The total number of shares of Common Stock that were authorized for issuance under LTPEP II was eight million (8,000,000) (as adjusted to reflect the August 1, 2005 2-for-1 stock split). As of December 31, 2007, 3,042,379 shares remained available for issuance under LTPEP II.

Sunoco intends to continue to use the LTPEP II to provide competitive incentive opportunities. However, Section 162(m) of the Internal Revenue Code, or IRC, does not allow publicly held companies to deduct compensation paid to certain executives, if it exceeds $1 million per officer for the year. Performance-based compensation plans, approved by shareholders at least every five years, are not subject to this deduction limit. Sunoco's shareholders last approved the LTPEP II at the May 2003 Annual Meeting.

Sunoco's Board of Directors proposes that you approve the continuation of the LTPEP II, amended and restated effective November 1, 2007, so that the compensation awards made under this plan to Sunoco's CEO and the next four most highly compensated executives may be deducted by Sunoco for federal income tax purposes.

The material features of the LTPEP II are described below:

Summary Plan Description: The following is only a brief summary of the material terms of the LTPEP II, and the types of awards that may be made. This summary does not describe all the terms of the plan. We urge you to read the complete text of the plan included as Exhibit A to this proxy statement. All share amounts have been adjusted to reflect the August 1, 2005 2-for-1 stock split.

Stock Options. Each stock option represents a right to buy one share of Sunoco's common stock. The maximum number of stock options that can be granted to a single participant in any calendar year is eight hundred thousand (800,000). The LTPEP II permits Sunoco to grant both non-qualified stock options and incentive stock options, qualified under Section 422 of the IRC. Sunoco has never granted incentive stock options from LTPEP II. The LTPEP II does not provide for "re-load" options.

- Exercise Price: The purchase price payable upon exercise of an option will not be less than the closing price of a share of Sunoco's common stock on the date the option is granted. The purchase price may be paid in cash or in shares of Sunoco common stock. The LTPEP II prohibits re-pricing of out-of-the-money options without shareholder approval.
- Term and Vesting: Each option is exercisable during a period fixed by the Compensation Committee, beginning no earlier than one year, and ending no later than ten years, after the date of grant. Options cannot be exercised after their term has expired. All outstanding options currently have a minimum vesting period of two years.

- Transferability: Options may be transferred only by will, or by the laws of descent and distribution. During the participant's lifetime, the options are only exercisable by the participant or by the participant's guardian or legal representative.
- Change in control: Upon the occurrence of a change in control of Sunoco, all outstanding options will become immediately and fully exercisable.
- Termination: In the case of a participant terminated for just cause, all outstanding options will be canceled immediately. For a participant whose employment is terminated due to retirement, permanent disability, or death, vested options may be exercised for up to sixty (60) months following termination to the extent that the options are exercisable during that period. For a participant who dies *after* terminating employment, vested options may be exercised during the otherwise available remainder of the original term. In the case of a participant whose employment is terminated for any reason other than the foregoing, unvested options will terminate immediately, vested options granted *before* November 1, 2007 will terminate ninety (90) days after termination of employment, and vested options granted on or *after* November 1, 2007 will terminate: (a) ninety (90) days after termination of employment, in the case of a participant terminated either before, or more than two years after, a change in control; and (b) one (1) year after termination of employment, in the case of a participant terminated within two years following a change in control.

Limited Rights. Prior to December 2007, stock options had generally been granted along with an equal number of limited rights. Limited rights become exercisable only in the event of a change in control of Sunoco, and allow the participant to be paid, in cash, the appreciation on the option *in lieu* of exercising the option. The exercise of limited right results in cancellation of the related option. In December 2007, the Compensation Committee stopped granting limited rights in tandem with stock options.

Common Stock Units. Each common stock unit, or CSU, represents a right to receive one share of Sunoco common stock (or cash equivalent), together with an additional cash amount representing dividends accrued from date of grant. At the time of grant, the Compensation Committee may condition the ultimate vesting and payout of CSUs upon: (a) continued employment with Sunoco through a specified period of time not less than three (3) years, or (b) the attainment, during a specified period, of certain pre-determined objective performance goals (based upon financial or operating measures) for Sunoco. For performance-based CSUs, the number of shares actually earned varies with the level of attainment of applicable performance goals. To date, most CSUs granted under the LTPEP II have been performance-based, with three-year performance periods. The maximum number of CSUs that can be granted in any calendar year to a participant is three hundred thousand (300,000), and the maximum number of CSUs that can be granted under the plan are four million (4,000,000).

- Termination: For a participant whose employment is terminated due to death or permanent disability prior to the end of the specified period for CSUs conditioned upon continued employment, payout will occur on the first day of the second month following termination, in accordance with any applicable conditions set forth in the original grant agreement. For a participant whose employment is terminated due to death, retirement, or permanent disability prior to the end of the performance period for performance-based CSUs, payout will occur at the end of such period, as though the participant had continued to be employed through the applicable performance period and as, if and when the applicable performance goals have been met. For a participant whose employment is terminated as a result of a qualifying termination in connection with a change in control, CSUs will be paid out no later than the earlier of: (a) ninety (90) days after the change in control, or (b) two and one-half (2-1/2) months after the end of the year in which the change in control occurs. For a participant whose employment is terminated for just cause, or for any reason other than any of the foregoing, all outstanding CSUs will be canceled.

- Change in control: In the event of a change in control of Sunoco, CSUs will be paid out no later than the earlier of: (a) ninety (90) days after the change in control, or (b) two and one-half (2-1/2) months after the end of the year in which the change in control occurs, regardless of whether the specified period has ended, or applicable performance targets have been met.
  - For performance-based CSUs, if the change in control occurs within the first twelve months after grant, the number of CSUs paid out will be the number granted, not adjusted for any performance factors. However, if the change in control occurs more than twelve (12) months after grant, the number of CSUs paid out will be the greater of: (i) the number of CSUs granted, not adjusted for the performance factors, and (ii) the number CSUs granted, multiplied by the applicable performance factors related to the Company's actual performance immediately prior to the change in control.
  - For CSUs conditioned upon continued employment, the number of CSUs paid out will be the number outstanding.

Minimum Stock Ownership Guidelines. The Compensation Committee may restrict the sale or other disposition of shares of Sunoco common stock received, as a result of stock option exercises by, or CSU payouts to, participants failing to meet the minimum stock ownership guidelines, which are described on page 58 in this proxy statement.

Federal Tax Consequences. A participant will not realize any income and Sunoco will not receive any deduction for federal income tax purposes, upon the grant of stock options, limited rights or CSUs.

- For stock options, the participant will realize ordinary income (in an amount equal to the difference between the exercise price and the market value of shares of Sunoco common stock on the date of exercise) upon the receipt of shares, following the exercise. A participant will not recognize taxable income from the exercise of an incentive stock option, so long as the participant holds the stock received until the later of: two (2) years from the date of grant; or one (1) year from the date of exercise. The exercise of an incentive stock option results in a tax preference item for the alternative minimum tax of an amount equal to the difference between the stock option price and market value of the shares on the date of exercise.
- For limited rights, the participant will realize ordinary income (in an amount equal to actual cash received) when exercised and paid.
- For CSUs, the participant will realize ordinary income (in an amount equal to the market value of shares issued or cash paid, and the dividend equivalents paid), in the year in which the CSUs are paid out.

Income received by a participant pursuant to stock options, limited rights or CSUs received upon a change in control of Sunoco may be subject to a twenty percent (20%) excise tax as an "excess parachute payment," as defined in the IRC. Sunoco will receive a deduction on its consolidated federal income tax return for the tax year in which the participant realizes ordinary income from the exercise of stock options or limited rights, or from the payment of CSUs.

Adjustments. In the event of a stock split or similar recapitalization event, the Compensation Committee, or Board of Directors, will make an appropriate anti-dilution adjustment. This adjustment may include a change in: (a) the number of shares reserved for issuance under the plan; (b) the number of shares subject to outstanding awards; (c) the exercise price of outstanding options; and/or (d) similar matters. In the event of a merger, spinoff, reorganization, liquidation, or similar event, the Compensation Committee, or Board of Directors, may: (a) make appropriate discretionary adjustments to the number and kind of securities reserved for issuance under the

LTPEP II and/or outstanding awards, (b) cancel outstanding awards in exchange for value and (c) in certain circumstances, approve the substitution of other property (including cash or other securities of Sunoco, or other entities) for the shares of Sunoco common stock subject to outstanding awards.

Amendments. In general, the Compensation Committee may terminate or amend the LTPEP II at any time, without shareholder approval. However, shareholder approval is required for any amendment that would:

➢ increase maximum award levels established in LTPEP II, including the maximum number of shares of Sunoco common stock that may be issued under the LTPEP II, except for the adjustments described above.

➢ extend the term during which an option may be exercised beyond ten years from the date of grant; or

➢ alter the terms of any previously granted option in order to reduce the exercise price, or cancel any outstanding option and replace it with a new one having a lower exercise price.

Plan Benefits. Because the awards are determined by the Compensation Committee, we cannot determine the benefits or amounts that will be received or allocated in the future under the LTPEP II.

Item 3. Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm for the Fiscal Year 2008

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year 2008 subject to your ratification. Ernst & Young has served as our independent registered public accounting firm since 1996. They have unrestricted access to the Audit Committee to discuss audit findings and other financial matters. Representatives of Ernst & Young will attend the Annual Meeting to answer appropriate questions. They also may make a statement, if they choose to do so. All the work performed for Sunoco, Inc. by Ernst & Young pertaining to 2007 and the related fees were pre-approved by Sunoco's Audit Committee. The work performed by Ernst & Young pertaining to 2007 for Sunoco Logistics Partners L.P., a master limited partnership in which Sunoco has a 43% ownership interest, and related fees were pre-approved by the Audit/ Conflicts Committee of Sunoco Partners LLC, the general partner of Sunoco Logistics Partners L.P. The Ernst & Young fees for 2007 and 2006 pertaining to work performed for Sunoco, Inc. and Sunoco Logistics Partners L.P. are set forth below.

Auditor Fees

	2007	2006
Audit Fees[1]	$5,466,315	$5,893,372
Audit-Related Fees[2]	$ 567,000	$ 763,962
Tax Fees[3]	$ 6,000	$ 6,000
All Other Fees	$ —	$ —
Total	$6,039,315	$6,663,334

NOTES TO TABLE:

1. Audit fees for 2007 and 2006 include fees related to the annual audit of Sunoco's and Sunoco Logistics Partners L.P.'s consolidated financial statements and reviews of their financial statements included in quarterly reports on Form 10-Q, and other audit and attestation services related to statutory or regulatory filings. The 2007 and 2006 audit fees also include the audits of Sunoco's and Sunoco Logistics Partners L.P.'s internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.
2. Audit-related fees consisted of fees for consultation on accounting and reporting matters, audits of separate financial statements of subsidiaries and affiliates and employee benefit plans, and agreed upon procedures reports.
3. Tax fees for 2007 and 2006 include fees related to preparation and review of certain subsidiary tax returns.

Your Board unanimously recommends a vote FOR the ratification of Ernst & Young's appointment as independent registered public accounting firm for the fiscal year 2008.

Approval of Audit and Non-Audit Services by the Sunoco, Inc. Audit Committee

Under its pre-approval policy, concurrent with the appointment of the independent registered public accounting firm, the Audit Committee specifically pre-approves the recurring audit and audit-related services and estimated fees. In addition, the Audit Committee provides pre-approval of certain audit and audit-related services. This process provides the necessary flexibility to enable the Company to consult with the independent registered public accounting firm on routine audit and audit-related matters or to enable the independent registered public accounting firm to provide services that only they may provide. With regard to tax services, the Audit Committee provides pre-approval for recurring, routine tax compliance services, provided that the Audit Committee has reviewed and believes such services would not impair the independence of the auditor and are consistent with the Securities and Exchange Commission's and Public Company Accounting Oversight Board's independence rules. If circumstances arise during the year that require the engagement of the independent registered public accounting firm for additional services not contemplated in the original pre-approvals, the Audit Committee specifically reviews and pre-approves the services and estimated fees before the independent registered public accounting firm provides such services.

The Company has determined that it will not engage the independent registered public accounting firm for tax planning services for the Company or its executives. The Company will engage its independent registered public accounting firm for permitted non-audit services only if the Audit Committee determines that specific services are in the best interests of the Company and would not impair the independence of the independent registered public accounting firm.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors (the "Committee") reviews Sunoco's financial reporting process on behalf of the Board of Directors. Management is responsible for the financial statements and the reporting process, including the internal control over financial reporting. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with U.S. generally accepted accounting principles, and an opinion on the effectiveness of the Company's internal control over financial reporting. The Committee monitors these processes. A copy of the Audit Committee Charter, which specifies the purpose and responsibilities of the Committee, is available on Sunoco's web site at www.SunocoInc.com, and is also available upon request.

The Committee discussed with the Company's internal audit department and independent registered public accounting firm the overall scope and plans for their respective audits. In addition, the Committee has reviewed and discussed the audited financial statements and management's and the independent registered public accounting firm's evaluations of the Company's system of internal control over financial reporting contained in the 2007 Annual Report on Form 10-K. As part of this review, the Committee met with the General Auditor and the independent registered public accounting firm, with and without management present, to discuss the results of their audits and the overall quality of the Company's financial reporting.

As required by the standards of the Public Company Accounting Oversight Board, the Committee has discussed with the independent registered public accounting firm (1) the matters specified in Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended and (2) the independence of the independent registered public accounting firm from Sunoco and its management. The Committee obtained a written statement from the independent registered public accounting firm concerning independence as required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees." The Committee also considered the compatibility of non-audit services with the independent registered public accounting firm's independence.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board has approved, the inclusion of the audited financial statements and management's report on internal control over financial reporting in Sunoco's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, for filing with the Securities and Exchange Commission.

Respectfully submitted on February 26, 2008 by the members of the Audit Committee of the Board of Directors:

Robert J. Darnall, Chair
Thomas P. Gerrity
Rosemarie B. Greco
R. Anderson Pew
G. Jackson Ratcliffe
John K. Wulff

EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT

The Committee has reviewed and discussed the Compensation Discussion and Analysis ("CD&A") (on pages 44 through 63 of this proxy statement) with management and with the Committee's compensation consultant.

Based upon the review and discussions referred to in the preceding paragraph, the Committee recommended to the Board of Directors, and the Board approved, that the CD&A be included in Sunoco's proxy statement and incorporated by reference into Sunoco's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

Respectfully submitted on February 26, 2008 by the members of the Compensation Committee of the Board of Directors:

Ursula O. Fairbairn, Chair
John P. Jones, III
James G. Kaiser
G. Jackson Ratcliffe
John W. Rowe

Compensation Committee Interlocks and Insider Participation: There are none.

COMPENSATION DISCUSSION AND ANALYSIS

Overview: Sunoco, Inc. ("Sunoco" or the "Company") operates in a competitive, challenging and highly volatile industry. The Company is committed to continually improving its performance and enhancing its shareholder value, while maintaining its financial strength and flexibility. To do this, Sunoco's business strategy is focused on:

- Delivering excellence in health, safety and environmental performance;
- Increasing reliability and realizing additional operational improvements of Company assets in each of its businesses;
- Prudently managing expenses;
- Efficiently managing its capital spending with an increased emphasis on income improvement projects;
- Diversifying, upgrading and growing the Company's asset base through strategic acquisitions and investments;
- Divesting assets that do not meet the Company's return-on-investment criteria;
- Optimizing the Company's capital structure; and
- Returning cash to the Company's shareholders through the payment of cash dividends and the repurchase of Company common stock.

In order to be able to successfully implement Sunoco's business strategy, the Company must employ talented executives. There is increased competition for experienced, skilled, knowledgeable and capable executives in the energy industry, and specifically in the refining and marketing sector. The Company believes that the compensation program for the Named Executive Officers or NEOs, should be designed to provide a competitive level of total compensation necessary to attract and retain talented and experienced executives and to motivate the NEOs to contribute to Sunoco's success. The following provides a brief summary of the more detailed information set forth below in this Compensation Discussion and Analysis, or CD&A, section.

- Sunoco's compensation elements, their purpose/objective, and any associated performance metrics are summarized below:

Compensation Element	Form	Compensation Objective	Company Performance Metrics
Base Salary	Fixed annual cash payments	Attract and retain executives	The percentage of increase in base salary reflects benchmarking against the Market Data and the Compensation Committee's subjective view of an individual's performance over the prior year
Annual Incentive	Cash	Attract and retain executives; motivate the executives to contribute to the Company's success in achieving short-term objectives, and align short-term compensation with the interests of shareholders	Focuses on Company short-term goals—Operating Income after tax (60%) and ROCE as measured against peer companies (40%), the total of which is modified by Health, Environment and Safety goals
Long-Term Incentives	Stock options and performance-based common stock units	Attract and retain executives; motivate the executives to contribute to the Company's success in achieving long-term objectives; align long-term compensation with the interests of the shareholders	Focuses on Sunoco Common Stock Price, and on the Company's long-term goals—equally weighted Total Shareholder Return and Earnings Per Share Growth, both as measured against peer companies
Other Benefits: Retirement, Savings Plans, health and other benefits	Cash or lump sum or annuity for retirement; cash for the savings plans; other	Attract and retain executives; provide incentive for long-term career with Sunoco	Not performance-based
Post-Termination Compensation	Compensation contingent on potential events	Attract and retain executives	Not performance-based
Perquisites	Limited perquisites	Primarily for the safety/security and productivity of the NEO	Not performance-based

- Sunoco generally targets the competitive median (as described below) for base salary, targeted annual incentive and targeted long-term incentives (i.e., total direct compensation).

- The major portion of each NEO's targeted compensation is at-risk compensation that is performance-based.

- Sunoco's annual incentive program is designed to result in payments that are closely correlated with Sunoco's earnings, return on capital employed relative to the performance of Sunoco's peer companies, and health, environmental and safety performance. Most Sunoco salaried employees and hourly manufacturing employees participate in an annual incentive plan utilizing the same performance factors used for the executive annual incentive plan.

- Sunoco's long-term incentive awards have been a mix of stock options and performance-based common stock units that are based on performance factors over a three-year period, which factors are measured relative to Sunoco's peer companies. These awards generally have been granted at a rate of less than 1% of outstanding shares per year.

- Sunoco maintains both tax-qualified retirement plans and non-qualified supplemental excess retirement plans. The NEOs participate in the same health and welfare benefits programs available to all employees.

- The NEOs do not have individual employment, severance or change in control agreements; however, they are eligible to participate in Company severance and change in control plans.

- Sunoco offers the NEOs limited perquisites. The Company provides these limited perquisites primarily for the safety/security and productivity of the NEOs.

Compensation Philosophy and Objectives: Sunoco's compensation program targets a compensation package (base salary and performance-based annual and long-term opportunities, i.e., total direct compensation) that at the time of approval and grant is generally at the competitive median (+/- 20%) of the Market Data (defined below), which includes Sunoco's peer companies, the broader oil companies, and general industry (as adjusted for relative revenues). Actual realized compensation, however, can be significantly lower or higher than the median based on the Company's performance as well as changes in the Company's share price. When performance objectives are exceeded, compensation is intended to be above the median, and when performance is below the performance objectives, compensation is intended to be below the median. The compensation program emphasizes performance-based compensation (pay-at-risk) that promotes the achievement of short-term and long-term business objectives, which are aligned with the Company's strategic plan. The compensation program is structured to link compensation to the Company's overall performance so that the actual compensation received by executives is aligned with the Company's performance in the areas of income, return on capital employed, health, environment and safety, or HES, and shareholder return. Sunoco's Compensation Committee, or the Committee, strives to maintain a balanced program so that no one performance measure dominates. Sunoco's compensation program focuses executives on "exceeding the competition" by including several objectives/measurements based on performance relative to peer companies. It also aligns executive compensation with the interests of Sunoco's shareholders by providing stock incentives and requiring significant shareholdings.

The Committee reviews the compensation program in a holistic manner, and makes changes that it deems to be appropriate and in the best interest of the shareholders.

- In the case of the performance-based common stock units, or CSUs, although the plan approved by the shareholders allows a maximum payout of 200%, the Committee decided to cap the maximum payout for awards granted in 2005, 2006 and 2007 at 150%. The payout of these awards may range from 0% to 150% based on actual results.

- For many years, the Company had provided a moderate level of perquisites to its executives. During 2005 and 2006, these perquisites were further reduced, and in many cases, eliminated. As a result, the NEOs have a limited number of perquisites. The limited perquisites that remain are provided primarily for the safety/security and productivity of the NEO. (See also page 59 in this CD&A.)

- Sunoco provides a pension program to its executives, including a nonqualified plan for benefits in excess of Internal Revenue Service limitations (the Sunoco, Inc. Pension Restoration Plan), and an executive retirement plan (the Sunoco, Inc. Executive Retirement Plan) that was designed to attract and retain mid-career senior executives. Since 1996, the ability to hire mid-career executives has been extremely important to Sunoco as two of its NEOs, Mr. Drosdick and Mr. Owens, and about 40% of the approximately 40 top executives, were mid-career hires. The Committee reviewed data regarding

Sunoco's retirement plans and competitive analysis of other companies and their retirement benefits provided by Towers Perrin. These plans are designed to be competitive.

- The Company's Special Executive Severance Plan, or CIC Plan, was adopted to retain executives in the event of a potential change in control transaction, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. In 2007, the Governance and Compensation Committees and the full Board conducted a comprehensive review of Sunoco's plans with change in control provisions. While it was found that Sunoco's current plans are generally consistent with prevailing market practices, Sunoco did make changes with regard to the calculation of severance to reduce how the bonus portion is calculated and modified the 280G tax gross-up related to any excise tax required under Section 280G of the Internal Revenue Code, or IRC. Sunoco also decided to stop granting limited rights in tandem with stock options. These changes are described in more detail later in this CD&A under "Severance and Change-in-Control Benefits".

External Advisors and Internal Support: The Committee reviews the effectiveness and competitiveness of the executive compensation structure in the context of the foregoing philosophy and objectives, with the assistance of external consultants and internal executive and staff support. Towers Perrin has been providing consulting support to the Committee for several years. Towers Perrin collects comparative executive compensation data with regard to the senior executive team (including the CEO) for review by the Committee. A single senior Managing Partner of Towers Perrin has had the responsibility for working with the Committee. Towers Perrin does perform other work for management in the pension and actuarial areas, which work is under the responsibility of a different Managing Partner at Towers Perrin. Many shareholders and governance experts believe that a compensation committee should directly engage a consultant who is totally independent from management and receives no compensation from management. In 2007, the Committee directly engaged Semler Brossy Consulting Group as its independent compensation consultant. Semler Brossy has responsibility for working with the Committee, and will not perform any work for nor receive any compensation from management. The scope of Semler Brossy's engagement includes counseling and advising the Committee regarding the Company's executive compensation program. Towers Perrin will continue to provide data and analysis for management, some of which may be presented to the Committee for review. Semler Brossy will separately review Towers Perrin's information and will provide independent counsel to the Committee. Sunoco's Senior Vice President, Human Resources and Public Affairs (who is management's liaison to the Committee) and its Chief Governance Officer provide additional counsel, data and analysis as requested by the Committee. The CEO is not a member of the Committee, but he does attend Committee meetings. He makes recommendations on the compensation of the other NEOs. However, he is not in attendance when the Committee makes decisions with regard to his compensation. The CEO has input with regard to the setting of the goals or performance criteria for the incentive plans; however, the Committee, with the assistance and input of its independent compensation consultant, ultimately makes all final decisions with regard to setting goals or performance criteria. The CEO does not meet with the compensation consultants regarding compensation other than attending the Committee meetings where they are also in attendance or at the request of the Committee.

Compensation Methodology and Process: The Committee reviews the effectiveness and competitiveness of the executive compensation program in the context of the foregoing philosophy and objectives. The components of executive compensation at the Company include: (1) base salary; (2) annual incentives; (3) long-term incentives; (4) other benefits, including retirement benefits and savings plans; (5) post-termination compensation; and (6) perquisites. For 2007, Towers Perrin provided the Committee with information on compensation trends, and annually provides relevant Market Data (defined below) and alternatives for the Committee to consider when making compensation decisions. As part of its review, the Compensation Committee looks at the compensation practices of Sunoco's peer companies, other oil companies and companies in general industry. The data from other oil companies was the primary comparator group for most of the NEO positions since this is the industry that Sunoco operates in and those companies generally have comparable positions, but was adjusted for asset size and complexity. The peer companies included in compensation data reviewed for 2007 compensation consisted of ConocoPhillips, Frontier Oil, Hess, Lyondell, Marathon, Murphy Oil, Tesoro and Valero. In an effort to find the most appropriate mix of peer companies, the Committee has chosen companies that include similarly sized independent refiners and other companies with a significant refining presence. Because Sunoco and the Committee believe that the Company's direct competition for executive talent is broader than the peer group, the Committee generally reviews compensation practices of other companies in the oil industry (some or all of the companies to the extent that they have comparable job positions), and general industry (adjusted for relative revenues) (collectively "Market Data"). The oil industry and general industry data are obtained from the following surveys: Towers Perrin's Oil Industry Group Job Match Survey (which includes twelve companies: Anadarko Petroleum, British Petroleum, Chevron, ConocoPhillips, Devon Energy, ExxonMobil, Hess, Marathon, Occidental Petroleum, Shell Oil, Tesoro and Valero Energy) and Towers Perrin's U. S. CDB General Industry Executive Database (which includes data from approximately 400 companies). For comparison purposes, due to the variance in size among the companies in the general industry group, regression analysis, which is an objective analytical tool used to determine the relationship between data, is used to adjust the data for differences in company revenues to be comparable to Sunoco. For the Market Data used to determine the 2007 compensation, the general industry comparisons were developed using a three-year average revenue scope for Sunoco of $30 billion, which was less than Sunoco's actual 2006 revenues of approximately $36 billion (excluding excise taxes). Chemical company data is obtained from 24 companies from Towers Perrin's General Industry Executive Database, which is size adjusted. Towers Perrin, when compiling the Market Data, excludes any one-time awards given to executives of the other companies for special circumstances. The Committee reviewed the compensation data for each of Sunoco's senior executive positions, including each individual NEO, compared to the compensation of executives in similar positions with similar responsibility levels in the Market Data by pay type (including base salary, annual incentive, and long-term incentives, i.e., total direct compensation). In its review of the compensation for Mr. Drosdick and Mr. Hofmann, the Committee looked primarily at the compensation practices of other oil companies, but also looked at Sunoco's peer companies and general industry. For Mr. Owens, the Committee looked primarily at the other oil companies, as well as general industry. As part of the review of Mr. Fischer's compensation, the Committee looked primarily at comparative data from the chemical companies from Towers Perrin's General Industry Executive Database, but also considered the general industry data. When considering Mr. Dingus' and Mr. Valutas' compensation, the Committee focused on data from general industry since survey data for comparable positions among the other oil or peer companies were not available.

For the past four years, the Committee has been using "tally sheets" as a tool to assist in its review of executive compensation. The Committee has annually reviewed the tally sheets, which contain all components of the CEO's and the other NEOs' current and historical (last 5 years) compensation, which helps place the compensation in context when the Committee is setting the current compensation. In addition, in consultation with Towers Perrin, management and other outside advisors, the Committee has annually reviewed the estimated compensation (e.g., potential severance, bonus, equity awards, retirement benefits, 280G tax gross-up, and the incremental cost of other compensation, as applicable) that would be received by the CEO and the other NEOs under various scenarios, including normal retirement and voluntary termination, involuntary termination, and involuntary termination due to a change in control of the Company. The tally sheets and the scenario information provide the potential cost to the Company. The review of the post-employment scenarios allows the Committee to see if the post-employment programs are working as intended. The Committee has concluded that current and future performance and results for shareholders, not prior compensation nor amounts realized or realizable from prior awards, should be the governing factors in setting current NEO compensation. The Committee believes that using prior compensation or amounts realized or realizable from prior awards in setting current compensation would send the wrong message to executives that they may be penalized as a result of prior success.

Annually, the CEO's performance is evaluated by the full Board of Directors. Subjective criteria that the Board of Directors considers includes: overall leadership, development and stewardship of Sunoco's long-term strategic plan and annual goals and objectives, development of an effective senior management team, provision for management development and succession, and effective communications with stakeholders. Based upon the conclusions reached as a result of the review of the CEO, together with data and information provided by the consultants, the Committee, in a session of Committee members only, along with their independent compensation consultant, determines and approves the CEO's compensation. Annually, the CEO provides an assessment of the performance of the other members of the senior management team and, with the assistance of Sunoco's Senior Vice President, Human Resources and Public Affairs, utilizing the competitive data provided by Towers Perrin, makes compensation recommendations to the Committee. The Committee reviews and approves the compensation of the other members of the senior management team. The Committee may exercise its discretion in modifying any recommended compensation or awards to any of the executives.

Elements of Compensation: The following charts and tables provide the percentage of total direct compensation for the CEO and the other NEOs represented by each major element described below, indicating the 2007 compensation that is at risk, i.e., is variable based on performance/business results. The percentages represent the 2007 target levels for each element at the time that they were approved by the Committee.

Elements of CEO 2007 Compensation



Base Salary
$1,200,000
14%
AI
$1,440,000
16%
Stock Options
$3,000,002
35%
CSUs
$3,000,022
35%

CEO Compensation at Risk	
Annual Incentive (AI)	16%
Stock Options	35%
CSUs	35%
Total At Risk	86%

Elements of Other NEOs 2007 Compensation (Average)



Base Salary
$460,200
25%
AI
$309,200
17%
Stock Options
$549,302
29%
CSUs
$548,948
29%

Other NEO Compensation at Risk	
Annual Incentive (AI)	17%
Stock Options	29%
CSUs	29%
Total At Risk	75%

The differences in the compensation provided to each NEO are primarily due to their different roles in the organization, as well as how they compare to their job peers in the Market Data. The CEO's compensation is higher than the other NEOs due to his broader duties and responsibilities.

♦ ***Base Salary:*** Base salary is designed to compensate executives for the scope and level of responsibility and sustained individual performance. The salaries of the NEOs are reviewed on an annual basis, as well as at the time of promotion and other change in responsibilities. The Company's goal is to attract and retain executives, and to establish and maintain salaries within a range of competitive pay in the Market Data. The Committee strives to establish base salaries for the NEOs generally at the median (+/- 20%) of base salaries in the Market Data. The base salaries of the NEOs in 2007 were within this range. Base salaries are targeted at the median (+/- 20%), and may be adjusted by factors such as individual performance (including experience in position, scope of responsibilities, results achieved and future potential). The base salaries of the NEOs that were approved for 2007 are included in the Summary Compensation Table on page 66.

♦ ***Annual Incentive:*** The Company's Executive Incentive Plan, which was approved by the shareholders, provides eligible executive employees with an annual incentive opportunity. The annual incentive awards for the NEOs are provided in order to promote the achievement of the Company's short-term business objectives by providing competitive incentive opportunities to those executives who can significantly impact Company performance. The annual incentive plan provides rewards based on the achievement of predetermined financial and HES goals.

The individual's annual incentive is determined by the following formula:

> Individual's base salary for the plan year multiplied by the individual's incentive guideline percentage multiplied by the payout percentage, if any, and then adjusted up or down (up to 10%) to reflect HES performance.

The incentive guidelines of the NEOs for 2007 were as follows:

Name	**2007 Guideline Incentive (% of Base Salary)**
J. G. Drosdick	120%
T. W. Hofmann	70%
M.H.R. Dingus	65%
B. G. Fischer	65%
R. W. Owens	70%
C. K. Valutas	65%

These percentages are primarily determined based on Market Data; however, internal equity issues may be taken into consideration.

Each year, the Committee considers the Company's prior year's performance and its objectives and expectations for the Company in the upcoming year, as reflected in the Company's strategic plan. The Committee strives to establish performance goals that provide the appropriate balance between Company performance and its performance relative to its peer companies. For 2007, the Committee decided to continue to use operating income after tax and return on capital employed, or ROCE, relative to the peers as the two performance factors. The performance goals for 2007 were based on meeting weighted objectives for the following principal measurements:

- ➢ Performance relative to the Company's targeted operating income after tax of $820 million (weighted 60%); and

- ➢ The Company's performance relative to the peer group, as measured by ROCE (weighted 40%), with a maximum payout only if Sunoco ranked first among its peers:

Sunoco Percentile Rank	Payout Factor
Highest	200%
90th%	175%
60th%	100%
25th%	50%
Lowest	0%

as modified (up or down) by certain HES performance goals.

Performance between percentages in the performance goals are straight-line interpolated.

The annual incentive plan utilizes three goals that are important in driving the Company's annual operating plan. The largest weight is given to operating income after tax which is derived from the annual operating plan, budgeting process and market forecasts. The use of operating income after tax as a factor assures that management continues to be focused on operations excellence. ROCE, the other major goal in the annual incentive plan, keeps management focused on getting the most out of existing assets and pursuing only those growth and investment opportunities which provide desired returns. Measuring ROCE relative to the peer companies, versus an absolute measure, mitigates the impact of industry-wide factors over which the NEOs have no control and assures that management is only rewarded above target on this goal when they outperform the competition. In addition, the Committee also determined that, in order to achieve maximum payout on this goal, Sunoco must rank first among the peer group. An HES score card is used as a third performance goal to reinforce that, along with financial success, management must be focused on Sunoco's strategy of excellence in HES performance, by continuing to protect Sunoco's employees and the communities in which the Company operates. Based on HES performance measured against the goals, the annual incentive may be modified up or down up to 10% (but not to exceed the 200% maximum payout). The HES component varies by business unit.

The goals selected for the annual incentive plan, and for the performance-based common stock unit portion of the long-term incentive plan, are company-wide, versus business unit or individual measures, because the Company and the Committee believe that it facilitates teamwork among the business units and members of the executive team to achieve results. Most Sunoco salaried and hourly employees participate in an annual incentive plan with the same performance goals as those used for the NEOs and other executives, which further facilitates teamwork across the organization.

The Company selected multiple measurements because it believes that no one metric is sufficient to capture the performance Sunoco is seeking to drive. It is recognized that no measurement or set of measurements can reliably measure actual performance in light of unanticipated opportunities and challenges.

The performance measures for the short-term incentive plan, and one of the measures for the performance-based CSU portion of the long-term incentive plan, utilize metrics that are not based on generally accepted accounting principles, or non-GAAP metrics. (Total shareholder return, one of the metrics of the long-term incentive plan, is a measure of investment performance that is not a financial statement performance measure covered by GAAP.) The Company uses operating income after tax, which is net income adjusted to exclude extraordinary/special items. For the 2007 annual incentive, the special items that were excluded from Sunoco's net income were a gain related to the prior issuance of limited partnership units of Sunoco Logistics Partners L.P. to the public, a write off of a phenol line, a loss related to the sale of a terminal facility, and an accrual for a tentative settlement of certain litigation. ROCE is calculated by taking operating income after tax plus after-tax interest expense and dividing it by capital employed (total debt plus shareholders' equity). Similar adjustments for extraordinary/special items were made to the net income of Sunoco's peer companies to compute their respective amounts of operating income after tax. The Company's Chief Financial Officer (CFO) or Comptroller reviews with the Committee accounting matters that may have an impact on the performance measures, including special income adjustments by the Company and proposed changes in accounting methodology. These matters are also reviewed with the Audit Committee. Towers Perrin also reviews the ROCE calculation used under the annual incentive plan for the Committee for consistency and reasonableness/appropriateness. On a quarterly basis, the CFO provides a review of the ROCE calculation and the extraordinary/special items excluded by Sunoco and its peer companies.

Before the payout of the annual incentive, if any, the Committee reviews performance data with management and with the compensation consultants, and determines the extent to which these goals have been achieved. Actual payout may range from 0% to 200% of the target amount, depending on achievement of Company goals, with payments increasing as Company performance improves. In the event that the Company achieves less than the target goals, participants in the plan may be entitled to receive a portion of the target percentage. If the Company attains results that exceed the target goals established by the Committee, participants will be entitled to receive a proportionately larger payment but in no event greater than two times the target percentage. Under the Executive Incentive Plan, the Committee has the discretion to reduce the amount payable, or to determine that no amount will be paid, even if the performance goals are met. The Committee did not exercise this discretion in connection with the payout of the 2007 annual incentive.

Despite significant market volatility, 2007 was another good year for the Company resulting from strong margins for refined products and positive contributions from the Company's non-refining businesses. As a result of the Company's performance, the 2007 annual incentives that were paid out ranged between 126% and 130% of target for the NEOs. The Company's 2007 operating income after tax was $833 million and its ROCE was 21.0%. The Company achieved the 86.1th percentile of the peer group in 2007 in ROCE. The annual incentives that were earned for 2007 are included in the Summary Compensation Table on page 66 under "Non-Equity Incentive Plan Compensation." The annual incentive that was paid to each NEO as compared to the targeted amount approved by the Committee is reflected in the table below.

Name	2007 Annual Incentive Award Targeted Amount ($)	2007 Annual Incentive Award as a % of Target (rounded to nearest percent)	2007 Actual Incentive Award Payment ($)
J. G. Drosdick	1,440,000	127	1,826,496
T. W. Hofmann	367,500	127	466,137
M. H. R. Dingus	279,500	126	352,701
B. G. Fischer	282,750	130	367,688
R. W. Owens	337,400	128	430,657
C. K. Valutas	278,850	127	353,693

♦ ***Long-Term Incentive Awards:*** Long-term incentive awards for the NEOs are granted under the Company's Long-Term Performance Enhancement Plan II, or LTPEP II, which was last approved by the shareholders in 2003, in order to promote the achievement of the Company's long-term strategic business objectives. The purposes of the long-term incentive awards are: to align the executives' compensation with the interests of shareholders by creating a direct linkage between the participants' rewards and shareholders' gains; provide management with the ability to increase equity ownership in the Company; provide competitive compensation opportunities that can be realized through attainment of performance goals; and provide a retention incentive for management.

Since 1996, the Company's long-term compensation program has consisted of a mix of stock options and performance-based CSUs. Each year the Committee evaluates the appropriate value mix of stock options and performance-based CSUs, and reviews data from the peer companies and other oil companies regarding typical long-term incentive mix. For the awards granted in December 2007, the Committee reviewed the value mix with the compensation consultants. In considering the different vehicles used by the peer companies and other oil companies it determined that the data supported the Committee's practice of splitting the target value of the long-term incentives equally between stock options and performance-based CSUs. As structured at Sunoco, performance-based CSUs and stock options balance relative versus absolute performance and intermediate-term (three years) versus long-term (up to ten years) performance, respectively. While the Company's ultimate objective is the creation of absolute long-term stock price growth and shareholder value, relative measurement of intermediate-term performance through the performance-based CSUs recognizes the cyclical nature of the industry in which the Company operates and reinforces the importance of exceeding peer performance on a sustained basis.

Each year in December, in connection with the review and approval of other elements of the NEOs' compensation, the Committee reviews and approves all long-term incentive awards. In determining the appropriate long-term value for each executive, the Committee reviews the level of responsibility, the total compensation of each senior executive, and the Market Data presented by the compensation consultant, and also looks at internal equity among the executives. The long-term compensation for each position is targeted at the median (+/- 20%) of the Market Data, but the award may be adjusted (up or down) for internal equity. The target value of stock options is determined by using the Binomial option pricing model. The targeted values of the stock options and performance-based CSUs that were approved by the Committee in December 2007 for each NEO were within the range of the median (+/- 20%) of the Market Data, except for Mr. Fischer, whose targeted long-term incentive values were increased for internal equity purposes. Additional information about these awards is included in the Grants of Plan-Based Awards in 2007 Table on page 71.

➢ *Stock Options:* Stock options are designed to provide long-term equity-based compensation based on future appreciation of the Company's common stock price. The grant date is the date of the meeting at which the stock options are granted. The exercise price for these grants is equal to the closing price of a share of Sunoco common stock on the date the stock option is granted. Options are exercisable beginning two years from the date of grant and have a term of ten years from the date of grant. The plan prohibits the repricing of out-of-the-money stock options and does not provide for reload options. Prior to December 2007, stock options had generally been granted along with an equal number of limited rights. Limited rights become exercisable only in the event of a change in control of the Company and permit the holder to be paid in cash the appreciation on a stock option instead of receiving shares by exercising the option. In 2007, the Committee decided to award stock options without associated limited rights because the Market Data showed that this approach was more consistent with predominant market practice. As noted below under "Executive Stock Ownership Guidelines," executives who have not met their stock ownership guidelines are expected to retain all of their after-tax profit from option exercises in shares of stock. Further, senior executives who are at or above their respective ownership guideline are expected to retain at least 50% of the after-tax profit from option exercises in shares of stock for at least one year.

➢ *Performance-Based Common Stock Units:* The performance-based CSUs provide intermediate-term incentive compensation that has been designed to pay out only if certain objective performance measures have been met over a three-year period. For the 2007 awards, the Committee decided to retain the same performance measures that had been approved for the 2005 and 2006 performance-based CSU awards. Payout will depend upon achievement by the Company of certain performance levels based on two equally weighted performance measures relative to the Company's peer group—total shareholder return, or TSR, (for the three-year performance period) and earnings per share, or EPS, growth (measured against the prior three-year period). Consideration was given to a balanced incentive approach selecting those measures believed to be most important to the shareholders and recognizing that over longer time periods, it is extremely difficult to predict market conditions. Although the Plan, as approved by shareholders, allows for a maximum payout of 200%, the Committee decided to cap the maximum payout for the 2005, 2006 and 2007 awards at 150%. The actual payout of these awards may range from 0% to 150% based on actual results. Further, the Committee determined that maximum payout can only occur if the Company ranks first among the peer group in both performance measures. The performance measures approved by the Committee for the CSUs awarded in December 2007 are the following:

- TSR measured relative to the peer companies (weighted 50%):

Sunoco TSR Percentile Rank	Payout Factor
Highest	150%
75th%	125%
Median	100%
25th%	50%

- EPS growth measured relative to the peer group (weighted 50%):

Sunoco EPS Percentile Rank	Payout Factor
Highest	150%
75th%	125%
Median	100%
25th%	50%

With regard to the two performance measures, performance between points is straight-line interpolated.

The performance period for the CSUs is over a period of three years since Sunoco's business is capital intensive, requiring large investments, in most cases over a period of years, before tangible financial returns are achieved. The performance measures are designed with the intent that management will only be rewarded with above-median levels of compensation when the Company outperforms the peer group. Conversely, the performance measures are designed with the intent that management will realize below-median compensation levels when performance trails the peer companies. Due to the manner in which long-term awards are measured, the payout under a performance-based CSU is influenced not only by performance in the year in which the award is paid, but also by performance for the two prior years. As a result, extreme positive or negative performance during the two years prior to the payout of an award may influence the actual award more than performance in the year in which the award vests. In addition, the value received from performance-based CSU awards will be affected by any changes in the Company's stock price between the date of grant and the payment date. The performance-based CSUs can be paid out in either cash or shares of Company common stock as determined by the Committee at the time the award is granted. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid over the performance period had he or she been the holder of record of shares of Sunoco common stock equal to the number of the performance-based CSUs that are paid out. Since the NEOs were above their stock ownership guidelines when outstanding performance-based CSUs were granted, any payouts will be paid in cash, based upon the average price of the Company's common stock for the last ten trading days of the performance period. The EPS growth performance measure is determined by dividing operating income after tax (a non-GAAP measure) by the weighted average outstanding shares during the three-year performance period. TSR is a measure of investment performance that is not a financial statement performance measure covered by GAAP. (See discussion on page 52 of this CD&A.)

In December 2004, the Committee granted CSU awards with a three-year performance period beginning 2005 through 2007. The performance measures that were approved in 2004 for these awards were two equally weighted performance measures. These were the last CSUs for which these performance measures were used.

- ROCE performance as measured against the peer group over the three-year performance period. For the ROCE metric, Sunoco ROCE must be 1% above the median to achieve a 100% of target payout.

3-year averages

ROCE vs. Median	
5%	200%
4%	175%
3%	150%
2%	125%
1%	100%
Peer Median	75%
-1%	50%
-2%	25%
3%	0%

- EPS compounded growth over the performance period aligned with Sunoco's three-year plan as measured against the prior three-year average. The 100% of target was set at approximately the three-year plan EPS growth assumption. For the 2005-2007 period, target was three-year EPS at $4.33, or a 28% annual growth versus the EPS for the prior three-year period of $2.07 (as adjusted to reflect the two-for-one stock split on August 1, 2005).

Annual EPS Growth	
40%	200%
36%	167%
32%	133%
28%	100%
20%	80%
15%	60%
10%	40%
5%	20%
0%	0%

During the 2005-2007 period, favorable refining margins, an improved asset portfolio and good operational performance led to strong ROCE and EPS growth. Average ROCE for the performance period was 27.3% or 5.2% above the peer company median, and the compounded annual EPS growth was 52%. As a result, the 2004 CSUs paid out at 200%. Under LTPEP II, the Committee has the discretion to reduce (but not increase) some or all of the amount of any CSU that would be payable even if the performance measures have been met.

The Committee did not exercise its negative discretion in 2007 in connection with the payout of the 2004 CSUs. The targeted value of the payout at the time the award was granted based on a stock price on the date of grant of $41.28 (as adjusted to reflect the August 1, 2005 2-for-1 stock split), and the actual value of the payout (including dividends) are presented in the table below.

Name	Targeted Value at the 2004 Grant Date ($)	Amount of Payout in 2008 ($)
J. G. Drosdick	2,612,198	9,302,793
T. W. Hofmann	666,131	2,358,040
M.H. R. Dingus	450,778	1,605,349
B. G. Fischer	549,850	1,958,173
R. W. Owens	624,154	2,222,791
C. K. Valutas	549,850	1,958,173

➢ *Equity Awards Policy:* For many years, Sunoco has had procedures which governed the granting, valuation, vesting, exercise and settlement of equity awards. In 2006, the Committee approved a written policy which codified these equity award procedures. Under the policy, equity awards to employees must be approved at a meeting of the Committee, except that they may be approved by unanimous written consent of the Committee in exigent circumstances. Annual long-term incentive equity awards are granted at the Committee's meeting each December. The grant date is the date of the meeting. Sunoco's current practice is to set the dates for the regular Board and Committee meetings five years in advance of the meeting. For equity awards to new employees approved in advance by the Committee prior to the employee's employment starting date, the effective date is the last New York Stock Exchange, or NYSE, trading day of the calendar month in which the employment starting date falls. For all other equity awards, the grant date is the date of the Committee's meeting at which the award was approved. The exercise price is equal to the closing price of a share of Sunoco's common stock on the NYSE on the applicable grant date. The Committee may, in its discretion, refrain from approving grants of equity awards to employees if the meeting at which such approval is to be considered occurs during a period in which management is in possession of material non-public information. Approval of such equity awards may be deferred to the next Committee meeting. No grants were deferred in 2007. When approving grants to the employees, the Committee considers information or recommendations provided by the CEO, except with respect to his own grants.

➢ *Executive Stock Ownership Guidelines:* The executive stock ownership guidelines were first adopted in 1997 to reinforce the commitment of management to the Company's success. The Company and the Committee consider stock ownership by executives to be an important means of linking executive interests directly to those of shareholders. The Company maintains stock ownership guidelines for its approximately 40 top executives. The amount of Company stock required to be owned increases with the level of responsibility. The CEO is expected to own stock with a value at least equal to six times his base salary, and the senior executives (including the other NEOs) are expected to own stock with a value at least equal to three times their base salary. All other executives covered by the guidelines are required to own stock with a value equal to their base salary. Shares that the executives have the right to acquire through the exercise of stock options or which may be earned at some time in the future through the potential payout of performance-based CSUs are not included in the calculation of stock ownership until any such rights result in the actual ownership of shares of common stock. New participants or those promoted to a new position are expected to reach their respective stock ownership goals by the end of a five-year period. In 2004, the Committee adopted a "holding period" requirement for stock option exercises for the CEO and other senior executives in addition to the stock ownership guidelines. Senior executives who are below these ownership guidelines are expected to retain shares equal to 100% of the after-tax gain on the option exercise, and senior executives who are above their stock ownership guidelines and who are exercising stock options are expected to retain shares equal to 50% of the after-tax gain on the option exercises for one year from the date of exercise. Also, at the discretion of the Committee, senior executives who are above their stock ownership guidelines will receive performance-based CSUs which, if earned, are payable in cash rather than common stock. The Committee has exercised this discretion with respect to the performance-based CSU awards since 2003, including the awards made in 2007. At least annually, the Committee reviews the share ownership levels of the senior executives. As of January 1, 2008, the CEO and the other NEOs were in compliance with the stock ownership guidelines.

➢ *Policies*: Sunoco employees are prohibited from entering into short sales, or purchasing, selling, or exercising any puts, calls or similar instruments pertaining to Company securities. This does not include Sunoco stock options exercised in accordance with the terms of the Company's stock option plan.

If the Company is required to restate its earnings as a result of noncompliance with a financial reporting requirement due to misconduct, under Section 304 of the Sarbanes-Oxley Act of 2002, or SOX, the CEO and the CFO would have to reimburse the Company for any bonus or other incentive-based or equity-based compensation received by them from the Company during the 12-month period following the first filing with the SEC of the financial document that embodied the financial reporting requirement, and any profits realized from the sale of Sunoco stock during that 12-month period, to the extent required by SOX. The Company does not have an additional "clawback" policy.

♦ ***Retirement Benefits***: The Company provides retirement benefits to most salaried and many hourly employees, which, under some plans, may vary depending on the employee's hire date. Retirement benefits are provided to attract and retain employees and reward long-term employment. The NEOs participate in three plans that provide for retirement benefits—the Sunoco, Inc. Retirement Plan, or SCIRP, (a qualified plan under which benefits are subject to IRS limits for pay and amount), the Pension Restoration Plan (a nonqualified, unfunded plan that provides retirement benefits that would otherwise be provided under SCIRP except for IRS limits) and the Sunoco, Inc. Executive Retirement Plan, or SERP, (a nonqualified, unfunded plan available to the NEOs which may provide to certain eligible executives supplemental pension benefits over and above an NEO's benefits under SCIRP and the Pension Restoration Plan). Under SCIRP, executives hired before January 1, 1987 participate in both a "final average pay" formula and a "cash balance" formula, and receive the higher benefit under the two formulas at retirement or termination of employment. Those executives hired on or after January 1, 1987 participate in a "cash balance" formula, which provides a benefit based on "career pay" rather than "final average pay." The SERP was designed to attract mid-career senior executives by providing a competitive benefit, which includes accelerated benefit accruals to offset the loss in pension benefits due to a break in service when leaving a prior employer before retirement age. In 2003, the Company amended the SERP in order to enhance the benefit for the CEO. At the time of the amendment, the Committee focused on the fact that many oil industry CEOs had a full career with one employer, and that other oil industry CEOs who had mobile careers appeared to have had similar contractual pension benefits. In 2003, the Committee was also of the view that the Company was at a critical stage of its long-range strategic plan, and wanted to incent Mr. Drosdick to stay with the Company to see the plan through. The CEO SERP benefit provides Mr. Drosdick with a pension value similar to other oil industry CEOs, and provides an incentive for Mr. Drosdick to remain with the Company through age 65. The benefit includes a reduction in benefits for early retirement of 5% annually prior to age 65. The CEO SERP benefit vested in November 2006 after Mr. Drosdick attained ten years of service with the Company, and increased Mr. Drosdick's projected annual benefit at age 65 from approximately 40% of his final average pay to 60% of his final average pay. Any NEO's benefit under SERP is offset by benefits provided under SCIRP and the Pension Restoration Plan. The present values of each NEO's accumulated pension benefit (including the CEO SERP benefit) as of year-end 2007 are included in the Pension Benefits Table on page 77. More detailed descriptions of SCIRP, the Pension Restoration Plan and SERP are included in the narrative accompanying the table.

♦ ***Perquisites***: Perquisites are reviewed each year by the Committee. Any perquisites that are outside Sunoco's policies must be pre-approved by the Committee. In 2006, several perquisites were eliminated. The CEO has only one perquisite—personal use of the corporate aircraft for safety/security reasons, including the ability to have a spouse and/or family member accompany him on business or personal trips. The other NEOs are permitted to have a spouse and/or family member accompany the NEO on a business trip. Mr. Drosdick does not receive a gross-up for taxes in connection with personal use of the corporate aircraft. The perquisites of the other NEOs consist of parking at corporate headquarters and limited home security monitoring, in some cases, which are provided primarily for the safety/security and productivity of the NEO. A financial counseling allowance was discontinued beginning on January 1, 2007; however, any NEO who has a balance remaining that was accrued prior to 2005 is allowed to draw down the balance until depleted. The CEO voluntarily gave up his financial counseling benefit effective January 1, 2006 and has no balance remaining. Personal country club memberships were discontinued as a perquisite in 2006. The Company has several corporate country club memberships which are used primarily for business purposes. However, a corporate country club may be incidentally used for personal reasons, in which case the executive is required to reimburse Sunoco for all associated out of pocket expenses. When this incidental personal use occurs, the executive has imputed income for a prorated portion of the annual dues paid by Sunoco. This personal use also represents a perquisite. An executive does not receive a gross-up for taxes in connection with parking, home security monitoring or the imputed income based on the personal use of a corporate country club membership. The dollar amount of the perquisites received by the NEOs in 2007 is included in the Summary Compensation Table on page 66, under "All Other Compensation" and in the table on page 72. Additional information regarding the remaining financial counseling balances is included under "Nonqualified Deferred Compensation in 2007" on page 82.

Other Benefits: Sunoco offers its NEOs and other salaried employees a competitive benefits package. The NEOs participate in the same basic benefits package and on the same terms as other eligible Company employees. The benefits package includes a savings program as well as medical and dental benefits (including the option of "flexible spending accounts"), disability benefits, insurance (life, travel accident), occupational death benefits, and vacations and holidays.

♦ ***Savings Plans:*** The Company offers to all employees the opportunity to participate in the Sunoco Capital Accumulation Plan, or SunCAP, the Company's 401(k) plan, which is a long-term investment (qualified defined contribution) plan designed primarily to help participating employees accumulate funds for retirement. SunCAP is a voluntary program. Employees that elect to participate may make contributions immediately. The Company matches up to 5% of base pay contributed to SunCAP dollar-for-dollar for all employees with at least one year of service with the Company. The employee elects how his/her contributions and the Company's matching contribution are invested. If an employee leaves the Company (retires, terminates or becomes permanently disabled), he/she may take a lump-sum distribution from SunCAP, or the employee can leave the account balance in the Plan until age 70½, at which time at least a required minimum distribution will be paid annually. The NEOs may also participate in the Sunoco, Inc. Savings Restoration Plan, a nonqualified deferred compensation plan that is made available to employees who participate in SunCAP and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to the Internal Revenue Service, or IRS, limits. Under the Savings Restoration Plan, the participant may contribute to an account an amount in excess of the applicable IRS limits up to 5% of base salary. Matching contributions by the Company are credited to the NEOs' accounts to the extent that they would otherwise be made under SunCAP (up to a maximum of 5% of base salary). The amounts of the Company matches under SunCAP and the Savings Restoration Plan that were made for the NEOs in 2007 are included in the Summary Compensation Table on page 66 under "All Other Compensation" and in the table on page 72. Additional information regarding the NEOs' participation in the Savings Restoration Plan is included in the Nonqualified Deferred Compensation in 2007 Table on page 82.

Severance and Change-in-Control Benefits: Every executive, including each NEO, is an employee at will. This means that the Company may terminate employment at any time, with or without notice, and with or without cause or reason. Each of the NEOs serves without an employment agreement. Any severance or similar agreements or provisions and payments to be made to an NEO must be reviewed and approved in advance by the Committee.

Upon certain types of termination of employment and in the event of a change in control of the Company, certain benefits may be paid or provided to the NEOs pursuant to plans that are described below. These plans were approved by the Committee or by the full Board. The Company believes that severance protections can play a role in attracting and retaining key executives, including the NEOs, particularly in light of the fact that there has been much consolidation in the energy industry in recent years.

♦ The Sunoco, Inc. Executive Involuntary Severance Plan, or the Involuntary Severance Plan, is maintained by the Company for the purpose of providing severance allowances to executives whose employment is terminated by the Company other than for cause (for the definition, please refer to page 86 under "Other Potential Post-Employment Payments"). In recognition of their past service to the Company, the plan is intended to assist the executive in transition from employment at Sunoco. The amount or kind of benefit to be provided is based on the executive's position and compensation at the time of termination. The plans are more fully described in "Other Potential Post-Employment Payments" beginning on page 84.

♦ The Sunoco, Inc. Special Executive Severance Plan, or the CIC Plan, is maintained for the purpose of providing severance allowances to executives whose employment is involuntarily terminated or if the executive resigns for good reason in connection with or following a change in control of the Company. The plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. A potential change in control can create uncertainty regarding continued employment since such transactions can result in significant organizational changes. The Board of Directors has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of key management personnel to their assigned duties without distraction. Since the Company does not believe that the NEOs should be entitled to receive the severance benefits solely because of a change in control event, the severance benefits are triggered only if there is also an actual or constructive termination of employment (a "double trigger"). In 2007, a comprehensive review of the Company's change in control plans was performed, which included benchmarking of the Company's CIC provisions against those of Sunoco's peer companies, other oil companies and Fortune 1000 companies included in a study by Towers Perrin. While the review found that Sunoco's current plans are generally consistent with prevailing market practices, a few changes were made as a result of the review. Among the changes, the CIC Severance Plan was amended to provide that the bonus portion of the severance calculation will be reduced from the *highest* bonus in any of the three years ending before the change in control to the *average* annual bonus award with respect to the three years ending before the change in control. The severance multiple for the NEOs is three times salary and bonus. No change was made to the severance multiple following the review since it was found to be competitive.

In the event of a change in control, the NEOs' outstanding stock options become immediately exercisable and outstanding performance-based CSUs become immediately payable according to a formula without the requirement that the NEO also be actually or constructively terminated (a "single trigger"). Sunoco believes that single trigger vesting of outstanding previously granted equity compensation is appropriate, reasonable and consistent with prevailing market practice. Single trigger vesting helps align the executives' interests with those of shareholders in a change in control; it provides equitable treatment for the executives by allowing them to realize the value created for shareholders, just as other employees and the shareholders are able to do; and it is more effective in retaining management. Double trigger vesting of outstanding equity awards can create the wrong incentives by rewarding employees that are terminated, and create a disincentive for employees to remain with the Company.

With regard to a change in control, excess parachute payments are subjected to an excise tax payable by the recipient under Section 280G of the Internal Revenue Code, or the IRC, which also disallows the deduction by the Company of certain payments made to "disqualified individuals" that are contingent on a change in control. Because the excise tax can discriminate against long-serving employees in favor of new hires and against those that do not exercise stock options versus those that do, among other things, the Company and the Committee believe that the provision of an excise tax gross-up in the CIC plan is appropriate; however, in 2007, as a result of the comprehensive review of the Company's CIC plans, the Committee modified the 280G tax gross-up to reduce severance in some cases. See "Accounting and Tax Consequences—Change in Control—Federal Tax Consequences" below for information regarding this tax.

Additional information regarding the CIC plans can be found under "Other Potential Post-Employment Payments" beginning on page 84. Estimated benefits that would be payable under certain scenarios should they have occurred at December 31, 2007, can also be found under that section.

Accounting and Tax Consequences: The following describes certain accounting and tax treatments that have an impact on or relate to the compensation philosophy or relate to certain forms of compensation.

♦ ***Tax Deductibility of Compensation:*** Under Section 162(m) of the IRC, publicly held corporations may not take a tax deduction for compensation in excess of $1 million paid to the CEO or any of the next four highest paid officers during any fiscal year unless certain requirements are met. While the Committee considers deductibility under Section 162(m) with respect to compensation arrangements for executive officers, the Committee does not have a policy that all compensation must be deductible. The Committee believes that it is in the best interest of the Company for the Committee to retain flexibility and discretion to make compensation awards in order to foster achievement of corporate goals, including performance measures established by the Committee, as well as other goals deemed important to the Company's success, such as encouraging employee retention, and rewarding achievement. Accordingly, the Committee reserves the right to pay non-deductible amounts in executive compensation if it determines that would be in the best interests of the Company and its shareholders. The Company believes that the annual incentive awards under the Executive Incentive Plan and the stock options and performance-based CSU grants under the LTPEP II qualify as performance-based compensation and are not subject to any deductibility limitations under Section 162(m). Base salary does not qualify as "performance-based" compensation and is subject to Section 162(m) deduction restrictions. In 2007, Mr. Drosdick's base salary was $1,200,000, and thus $200,000 of his base salary and the costs of his perquisites, and any associated tax gross-ups, were not deductible. In addition, the deductibility by the Company of personal use of the corporate aircraft has been limited pursuant to the American Jobs Creation Act.

♦ ***Long-Term Incentives:***

➢ *Accounting:* The long-term incentive compensation is all stock-based, although it may be payable in common stock or cash. The accounting treatment for the long-term incentive compensation is specified by Statement of Financial Accounting Standards No.123 (revised 2004), "Share-Based Payment" ("SFAS 123R"). Stock options are valued using the Black-Scholes pricing model, based on expected life expectancy of the option, risk-free interest rate, dividend yield and volatility. CSUs payable in cash are marked to market on a quarterly basis to reflect changes in the price of the Company's common stock and projected performance factors. The expenses for stock options and CSUs are recognized ratably over the vesting period, and are accelerated for vesting at retirement eligibility dates.

♦ ***Deferred Compensation:*** In October 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. All of Sunoco's nonqualified deferred compensation plans have been amended to comply with the requirements of IRC Section 409A and the guidance and regulations promulgated under that section. A more detailed discussion of Sunoco's nonqualified deferred compensation arrangements is provided under "Nonqualified Deferred Compensation in 2007" on page 82.

♦ ***Change in Control:***

➢ *Federal Tax Consequences:* With regard to a change in control of the Company, Section 280G of the IRC disallows the deduction of certain payments made to "disqualified individuals" that are contingent on a change in control. A change in control is defined in Sunoco's plans as the occurrence of certain events, including the acquisition by a third party of 20% or more of Sunoco's outstanding voting securities, a change in the majority of the Board of Directors, consummation of a reorganization, merger, consolidation, sale of a substantial portion of corporate assets, or shareholder approval of a liquidation or dissolution of Sunoco, subject, in each case, to certain exceptions. Section 280G provides that where payments to a disqualified individual that are contingent on a change in control exceed three times the individual's annualized compensation for the previous five taxable years (the "base amount"), then the deduction of all such compensation contingent on a change in control is disallowed to the extent that it exceeds the base amount ("excess parachute payment"). Payments from the CIC Plan, SERP, Pension Restoration Plan, and LTPEP II may be made contingent on a change in control. Section 4999 of the IRC imposes a tax equal to 20% of the amount of any excess parachute payment on the recipient of the payment. Under the terms of the CIC Plan, the recipient of an excess parachute payment will receive an excise tax gross-up to offset the impact of the excise tax imposed pursuant to Section 4999 of the IRC, which will result in the receipt of the same after-tax payments as if the IRC Section 4999 tax did not apply. In 2007, the CIC Plan was amended to provide that an individual will only be entitled to the excise tax gross up if parachute payments to the individual equal or exceed 110% of the "safe harbor" amount under Section 280G of the IRC. In the event that parachute payments to an individual do not exceed the threshold of 110% of the "safe harbor", the CIC payments to the individual will be reduced to the "safe harbor" amount, so that no excise tax would be imposed.

The Compensation Committee, or the Committee, has responsibility for setting and administering the policies that govern Sunoco's executive compensation program. The Committee is composed of non-employee, independent directors. In addition to Committee processes that are discussed in the CD&A on page 47, the Committee has the following additional processes in place.

The Committee annually reviews tally sheets that set forth the Company's total compensation obligations to the CEO and the senior executives under various scenarios, including voluntary termination, normal retirement, involuntary termination and involuntary termination due to a change-in-control of the Company. In connection with making the annual executive compensation awards, the Committee also reviews tally sheets setting forth each senior executive's total compensation, including the executive's realized compensation from the prior year, the targeted and projected compensation for the current year, and targeted compensation for the coming year. The Committee annually reviews all of the perquisites of the CEO and the other NEOs as well as their compliance with Sunoco's policies regarding perquisites. The Committee reviews and approves, in advance, employment, severance or similar arrangements or payments to be made to any senior executive. The Committee receives reports from the Company's Chief Governance Officer as to current governance trends and shareholder views and positions in the area of executive compensation, and may change its practices as it deems appropriate. There is a formal orientation program to help ensure that new Committee members understand the work of the Committee thoroughly and can contribute more fully.

The agendas for the Committee's meetings are determined by the Committee's Chair with the assistance of the Senior Vice President, Human Resources and Public Affairs (the Committee's management liaison) and the Chief Governance Officer. The draft meeting materials are sent in advance to the Committee Chair, and a conference call is held with the Chair, the compensation consultants, the management liaison and the Chief Governance Officer to review and provide comments on the draft agenda and materials. As a result, the agenda and materials may be changed. The agenda and materials are mailed to the Committee members approximately one week before the meeting. After each regularly scheduled meeting, the Committee meets in two executive sessions. The first session consists only of Committee members and their independent compensation consultant. The second session consists of the Committee members only. The Committee Chair reports on Committee actions to the full Board of Directors at each regularly scheduled Board meeting. The Committee has authority to retain, approve fees for and terminate advisors, consultants and agents as it deems necessary to assist in fulfillment of its responsibilities.

Named Executive Officers

JOHN G. DROSDICK, 64 Chairman, Chief Executive Officer and President, Sunoco, Inc., and Chairman of the Board of Directors, Sunoco Partners LLC	Mr. Drosdick was elected Chairman and Chief Executive Officer of Sunoco, Inc. in May 2000. He has been a director and President since December 1996. He was also Chief Operating Officer of Sunoco, Inc. from December 1996 to May 2000. Mr. Drosdick has been Chairman of the Board of Sunoco Partners LLC, a subsidiary of Sunoco, Inc. and the general partner of Sunoco Logistics Partners L.P., since October 2001.
THOMAS W. HOFMANN, 56 Senior Vice President and Chief Financial Officer	Mr. Hofmann was elected to his present position in January 2002.
MICHAEL H.R. DINGUS, 59 Senior Vice President, Sunoco, Inc. and President, SunCoke Energy, Inc.	Mr. Dingus was elected Senior Vice President, Sunoco, Inc. in January 2002. He has also been President, SunCoke Energy, Inc. (formerly, Sun Coke Company) since June 1996.
BRUCE G. FISCHER, 52 Senior Vice President, Sunoco Chemicals	Mr. Fischer was elected to his present position in January 2002.
ROBERT W. OWENS, 54 Senior Vice President, Marketing	Mr. Owens was elected to his present position in September 2001.
CHARLES K. VALUTAS, 57 Senior Vice President and Chief Administrative Officer	Mr. Valutas was elected to his present position in May 2000.

Summary Compensation Table

The Summary Compensation Table summarizes the total compensation earned by the CEO, CFO, and the next four most highly compensated executives of Sunoco (the "NEOs") during 2007 and 2006.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($)	All Other Compensation[5] ($)	Total ($)
J. G. Drosdick, *Chairman, Chief Executive Officer and President*	2007	1,200,000	-0-	6,433,935	3,564,766	1,826,496	2,217,906[6,8]	165,473[7]	15,408,576
	2006	1,140,000	-0-	6,484,720	4,920,751	1,840,781	8,414,387[8]	156,371[7]	22,957,010
T. W. Hofmann, *Senior Vice President and Chief Financial Officer*	2007	525,000	-0-	1,640,819	874,722	466,137	83,694[6]	48,574[9]	3,638,946
	2006	500,000	-0-	1,504,700	1,197,951	470,960	1,576,119	54,576[9]	5,304,306
M.H.R. Dingus, *Senior Vice President, Sunoco, Inc. and President, SunCoke Energy, Inc.*	2007	430,000	-0-	1,047,211	549,060	352,701	524,892[6]	33,077	2,936,941
	2006	403,650	-0-	1,082,470	821,463	353,048	1,397,478	39,169[10]	4,097,278
B. G. Fischer, *Senior Vice President, Sunoco Chemicals*	2007	435,000	-0-	929,377	446,125	367,688	0[11]	39,139	2,217,329
	2006	414,000	-0-	769,184	506,659	373,403	863,936	72,873[12]	3,000,055
R. W. Owens, *Senior Vice President, Marketing*	2007	482,000	-0-	1,240,654	666,176	430,657	0[11]	31,918	2,851,405
	2006	465,750	-0-	900,991	579,512	438,699	884,958	34,549	3,304,459
C. K. Valutas, *Senior Vice President and Chief Administrative Officer*	2007	429,000	-0-	1,198,915	590,787	353,693	29,724[6]	31,733	2,633,852
	2006	414,000	-0-	1,163,451	908,254	362,101	1,208,416	67,110[13]	4,123,332

NOTES TO TABLE:

1 The NEOs' CSU awards are payable in cash. In accordance with SFAS 123R, the awards are marked to market until fully vested to reflect changes in the Company's common stock prices and are also adjusted for projected performance factors. The amounts included in this column reflect the compensation costs associated with CSU awards recognized as expense in Sunoco's financial statements in accordance with SFAS 123R, including dividend equivalents related to their awards. The stock awards have a three-year performance period. The costs for 2007 and 2006 relate to CSU awards granted in December 2007 and 2006 under LTPEP II, as well as outstanding prior awards. In addition, Messrs. Drosdick, Hofmann, Dingus and Valutas are retirement eligible. Under SFAS 123R, the expense recognition for their December 2007 and 2006 awards has been fully recognized when granted rather than over the three-year period. The expense for the CSU awards is based on the price of Sunoco's common stock at December 31, 2007 and December 29, 2006, respectively. The following table summarizes the 2007 and 2006 expense amounts by grant date of the award:

Name	Year	2003 Award ($)	2004 Award ($)	2005 Award ($)	2006 Award ($)	2007 Award ($)	Total ($)
J.G. Drosdick	2007		3,755,144	249,597	(967,518)	3,396,712	6,433,935
	2006	1,972,360	1,967,529	188,247	2,356,584		6,484,720
T.W. Hofmann	2007		951,840	53,506	(243,224)	878,697	1,640,819
	2006	373,202	498,722	40,356	592,420		1,504,700
M.H.R. Dingus	2007		648,012	36,423	(168,209)	530,985	1,047,211
	2006	305,764	339,529	27,472	409,705		1,082,470
B.G. Fischer	2007		790,433	43,913	76,067	18,964	929,377
	2006	310,840	414,151	33,120	11,073		769,184
R.W. Owens	2007		897,246	50,387	187,017	106,004	1,240,654
	2006	364,983	470,117	38,002	27,889		900,991
C.K. Valutas	2007		790,433	43,913	(166,416)	530,985	1,198,915
	2006	310,840	414,151	33,120	405,340		1,163,451

2 The amounts included in this column reflect the compensation costs associated with stock option awards recognized as expense in Sunoco's financial statements in accordance with SFAS 123R. The options are exercisable two years after the date of grant. The costs for 2007 and 2006 relate to option awards granted in December 2007 and 2006 under LTPEP II, as well as for outstanding prior awards that had not yet fully vested. In addition, Messrs. Drosdick, Hofmann, Dingus and Valutas are retirement eligible. Under SFAS 123R, the full grant date fair value of their December 2007 and 2006 awards was recognized when granted rather than over a two-year vesting period. As noted in the Notes to the Consolidated Financial Statements, Note 17, in the Sunoco, Inc. 2007 and 2006 Annual Reports to Shareholders, the value used for recognition of expense for stock options was calculated using the Black-Scholes option pricing model based on weighted average assumptions. The assumptions for the 2007 and 2006 costs are the following:

	2004	2005	2006	2007
Expected Life (years)	5	5	5	5
Risk Free Interest Rate	3.8%	4.5%	4.4%	3.5%
Dividend Yield	1.5%	1.0%	1.5%	1.7%
Expected Volatility	27.4%	27.7%	28.8%	29.0%

NOTES TO TABLE: (CONTINUED)

The following table summarizes the 2007 and 2006 expense amounts by grant date of the award:

Name	Year	2004 Award ($)	2005 Award ($)	2006 Award ($)	2007 Award ($)	Total ($)
J.G. Drosdick	2007		1,189,210	—	2,375,556	3,564,766
	2006	1,184,966	1,297,320	2,438,465		4,920,751
T.W. Hofmann	2007		260,792	—	613,930	874,722
	2006	301,263	284,500	612,188		1,197,951
M.H.R. Dingus	2007		177,338	—	371,722	549,060
	2006	204,859	193,460	423,144		821,463
B.G. Fischer	2007		219,065	211,572	15,488	446,125
	2006	250,048	238,980	17,631		506,659
R.W. Owens	2007		245,144	346,744	74,288	666,176
	2006	283,187	267,430	28,895		579,512
C.K. Valutas	2007		219,065	—	371,722	590,787
	2006	250,048	238,980	419,226		908,254

3 The amounts in this column are the annual incentive amounts for 2007, which for the NEOs paid out in early 2008, ranging between 126.19% and 130.04% of target; and for 2006, which paid out in cash in early 2007 ranging between 130.36% and 138.76% of target.

4 The amounts in this column reflect the change in pension value.

5 For the components of the amounts in this column, see the Tables on page 72.

6 Beginning in 2008, the Pension Protection Act of 2006 changed the interest rate basis used to calculate the lump-sum distributions. The new basis is reflected in the change in pension value amounts in the table. The effect of the new basis was a slight increase in pension value for those assumed to retire in 2008 and a decrease for those assumed to retire after 2008.

7 The amount shown for 2007 includes $90,376 for perquisites in 2007 representing the incremental cost to Sunoco for personal use of the corporate aircraft. The amount shown for 2006 includes $77,855 for perquisites in 2006. The perquisites include $3,008 representing the cost to Sunoco for a company-provided leased car, which Mr. Drosdick returned in July 2006, and $74,847 representing the incremental cost to Sunoco for personal use of the corporate aircraft. The Board of Directors recommended that Mr. Drosdick use the corporate aircraft for personal use for safety/security reasons.

8 The calculation of the CEO SERP values in the Pension Benefits and Summary Compensation Tables apply the methodology and assumptions consistent with those used in the Company's financial statements. The amount for 2006 reflects the CEO SERP benefit, which vested after completion of ten years of service. When measuring the change in pension value for 2006, the CEO SERP benefit amount was assumed to accrue ratably during his first ten years of service at 10% per year. Mr. Drosdick became vested in the CEO SERP benefit in November 2006 having attained ten years of service with 100% of his expected retirement benefit taken into account in the present value at December 31, 2006. The change in pension value during 2006 was primarily comprised of a $1,712,572 increase attributed to ratably accruing for the value of the CEO SERP benefit from 90% at year-end 2005 to 100% at year-end 2006 and a $6,397,677 increase attributed to an increase in his consecutive three-year average earnings for compensation during 2006.

The amount for 2007 was, and future changes in pension value will be, influenced by changes in his three-year average earnings computation, retirement age, movement in interest rates and regulatory changes.

NOTES TO TABLE: (CONTINUED)

9 The amount shown for 2007 includes $14,740 for perquisites in 2007, of which $10,900 related to financial counseling (discontinued in 2007, except for accrued balances), and $3,840 for Company—provided parking at corporate headquarters. The amount shown for 2006 includes $20,653 for perquisites in 2006, of which $6,763 is related to personal use of country club memberships, $10,050 for financial counseling, and $3,840 for Company-provided parking.

10 The amount shown for 2006 includes $11,039 for perquisites in 2006, of which $7,559 is related to personal use of country club memberships and $3,480 is for Company-provided parking.

11 The proxy disclosure rules require the change in pension value to equal $0 if the actual calculation of the change in pension value is less than $0 (i.e., a decrease). The decrease in pension value for Mr. Owens was $302,671 and the decrease for Mr. Fischer was $163,838.

12 The amount shown for 2006 includes $28,237 for perquisites in 2006, of which $24,037 is related to personal use of country club memberships, $3,480 for Company-provided parking, and the rest is for financial counseling.

13 The amount shown for 2006 includes $32,862 for perquisites in 2006, of which $13,500 is related to personal use of country club memberships, $15,198 for financial counseling (discontinued in 2007, except for accrued balances), $3,840 for Company-provided parking and the rest for home security monitoring.

Salary: The amounts reflected in this column for 2007 and 2006 are the salaries approved by the Compensation Committee in December 2006, effective January 1, 2007; and in December 2005, effective January 1, 2006, respectively.

Bonus: The NEOs do not receive payments that would be characterized as "Bonus" payments. Sunoco's annual incentive award is performance-based. The annual incentive awards received by the NEOs for 2007 and 2006 are included under "Non-Equity Incentive Plan Compensation".

Stock Awards: The amounts reflected in this column are the amounts expensed pertaining to the NEOs in Sunoco's 2007 and 2006 financial statements in accordance with SFAS 123R. (See footnote 1 to the Summary Compensation Table above). The number of performance-based CSUs awarded to each NEO in 2007 is the target amount in the Grants of Plan-Based Awards in 2007 Table below, under "Estimated Future Payouts Under Equity Incentive Plan Awards." For the 2007 awards, payout will depend upon performance over the 2008-2010 performance period based on two equally weighted performance measures relative to Sunoco's peer group—total shareholder return during the three-year performance period, and earnings per share growth versus the prior three-year period. (See page 55 of the CD&A for the specific performance payout levels.) Although the long-term incentive plan, as approved by shareholders, allows for a maximum payout of 200%, the Compensation Committee decided to cap the maximum payout of the 2006 and 2007 awards at 150%. The actual payout of these awards may range from 0% to 150% based on actual results. Maximum payout can only occur if Sunoco ranks first among the peer group in both performance measures. At the end of the performance period, to the extent the performance-based CSUs are paid out, each holder of the CSUs receives an amount equal to the cash dividends that would have been paid to such holder over the performance period had he or she been the holder of record of shares of Sunoco common stock equal to the number of performance-based CSUs that are paid out. Performance-based CSU awards vest upon completion of the three-year performance period. Upon retirement, death or permanent disability, CSUs continue to vest pursuant to the vesting schedule, but the actual payout, if any, continues to be dependent upon the performance levels achieved over the three-year performance period.

Option Awards: The amounts reflected in this column are the amounts expensed pertaining to the NEOs in Sunoco's 2007 and 2006 financial statements in accordance with SFAS 123R. (See footnote 2 to the Summary Compensation Table above.) The number of stock options awarded to each NEO in 2007 is included in the Grants of Plan-Based Awards in 2007 Table below, under "All Other Option Awards: Number of Securities Underlying Options." Each option was awarded with an exercise price, which is equal to the price of a share of Sunoco common stock on the date the stock option was granted, and will become exercisable two years from the grant date. Each option has a term of ten years from the date of grant. Upon retirement, death or permanent disability, options become fully vested and may be exercised for up to 60 months, but not prior to two years after the grant date or after the end of the original ten-year option term.

Non-Equity Incentive Plan Compensation: The amounts in this column are the payments earned by the NEOs for 2007 and 2006 under the Executive Incentive Plan, Sunoco's annual incentive plan, and paid out in early 2008 and in early 2007, respectively. (See also the Grants of Plan-Based Awards in 2007 Table below, with regard to the 2007 annual incentive.) The performance goals for 2007 as approved by the Committee were based on meeting weighted objectives for the following principal measurements:

- Performance relative to the Company's targeted operating income after tax of $820 million (weighted 60%); and
- Sunoco's performance relative to the peer group, as measured by ROCE (See the CD&A page 55 for the percentile rank and payout factors) (weighted 40%);

as modified by certain HES performance goals.

The following table summarizes the payouts for 2007 and 2006 for the NEOs under Sunoco's annual incentive plan, together with Company performance. The payout ranges are based on Sunoco's after-tax operating income, Sunoco's performance relative to the peer companies as measured by ROCE, and reflect the impact of the HES modifier on the overall incentive payout.

Plan Year	Payout (% of target)	Operating Income ($ in millions)	ROCE (%) (based on Operating Income
2007	126.19 – 130.04	833	21.0
2006	130.36 – 138.76	979	28.3

The following table shows the grants of awards made in 2007:

Grants of Plan-Based Awards in 2007

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards[2] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options[2] (#)	Exercise or Base Price of Option Awards ($/Sh)[3]	Grant Date Fair Value of Stock and Option Awards ($)[4]
J.G. Drosdick	12/5/07				0	46,890	70,335				3,000,022
	12/5/07								141,234	63.98	2,375,556
	1/1/07	0	1,440,000	2,880,000							
T.W. Hofmann	12/5/07				0	12,130	18,195				776,077
	12/5/07								36,500	63.98	613,930
	1/1/07	0	367,500	735,000							
M.H.R. Dingus	12/5/07				0	7,330	10,995				468,973
	12/5/07								22,100	63.98	371,722
	1/1/07	0	279,500	559,000							
B.G. Fischer	12/5/07				0	7,330	10,995				468,973
	12/5/07								22,100	63.98	371,722
	1/1/07	0	282,750	565,500							
R.W. Owens	12/5/07				0	8,780	13,170				561,744
	12/5/07								26,500	63.98	445,730
	1/1/07	0	337,400	674,800							
C.K. Valutas	12/5/07				0	7,330	10,995				468,973
	12/5/07								22,100	63.98	371,722
	1/1/07	0	278,850	557,700							

NOTES TO TABLE:

1 The annual incentive was awarded under the Sunoco, Inc. Executive Incentive Plan. The grant date provided is the date that the plan year began for the 2007 annual incentive.

2 The performance-based CSUs and stock options were awarded under LTPEP II.

3 The exercise price is equal to the closing price of a share of Sunoco common stock on the date that the stock option was granted.

4 The grant date fair value was calculated in accordance with SFAS 123R.

Change in Pension Value and Nonqualified Deferred Compensation Earnings: The amounts in this column for 2007 and 2006 reflect only the changes in each NEO's pension value between December 31, 2006 and December 31, 2007, and between December 31, 2005 and December 31, 2006, respectively. The change in Mr. Drosdick's present value of pension benefits in 2006 reflected the increase which was primarily attributable to ratably recognizing the CEO SERP benefit and the increase in his consecutive three-year average earnings for compensation in 2006. (See footnotes 6, 8 and 11 to the Summary Compensation Table, pages 68 and 69.) There is no above-market compensation on the NEOs' deferred compensation balances.

All Other Compensation: The amounts in this column in the Summary Compensation Table reflect the following items of compensation in 2007:

Name	Company Match Under Defined Contribution Plans	Cost of Basic Life Insurance	Perquisites[1]	Tax Gross-Ups	Total
J.G. Drosdick	$59,981	$2,736	$90,376	$12,380	$165,473
T.W. Hofmann	$26,250	$1,436	$14,740	$ 6,148	$ 48,574
M.H.R. Dingus	$21,500	$1,176	$ 8,057	$ 2,344	$ 33,077
B.G. Fischer	$21,750	$1,190	$ 8,893	$ 7,306	$ 39,139
R.W. Owens	$24,100	$1,319	$ 5,124	$ 1,375	$ 31,918
C.K. Valutas	$21,450	$1,174	$ 7,275	$ 1,834	$ 31,733

The amounts in this column in the Summary Compensation Table reflect the following items of compensation in 2006:

Name	Company Match Under Defined Contribution Plans	Cost of Basic Life Insurance	Perquisites[1]	Tax Gross-Ups	Total
J.G. Drosdick	$57,000	$2,700	$77,855	$18,816	$156,371
T.W. Hofmann	$25,000	$1,350	$20,653	$ 7,573	$ 54,576
M.H.R. Dingus	$20,183	$1,090	$11,039	$ 6,857	$ 39,169
B.G. Fischer	$20,700	$1,118	$28,237	$22,818	$ 72,873
R.W. Owens	$23,287	$1,258	$ 7,719	$ 2,285	$ 34,549
C.K. Valutas	$20,700	$1,118	$32,862	$12,430	$ 67,110

NOTE TO TABLES:

1 See footnotes 7, 9, 10, 12 and 13 of the Summary Compensation Table on pages 68 and 69.

The amounts in the "Company Match Under Defined Contribution Plans" column in the tables above reflect the amounts of the Company's annual matching contributions into the qualified and nonqualified defined contribution plans. The NEOs participate in two defined contribution plans: (i) SunCAP, Sunoco's 401(k) plan, and (ii) the Sunoco, Inc. Savings Restoration Plan, which permits a SunCAP participant to continue receiving the Company-matching contribution after reaching certain limitations under the IRC. (With regard to 2007, see also the information under "Nonqualified Deferred Compensation in 2007" on page 82.)

The Company provides basic life insurance coverage to employees, including the NEOs. The coverage/premium amount is one times base salary up to a maximum of $1 million.

In 2006, several perquisites were eliminated. Since 2006, the CEO has had only one perquisite—personal use of the corporate aircraft for safety/security reasons, including the ability to have a spouse and/or family member accompany him on business or personal trips. The other NEOs are permitted to have a spouse and/or family member accompany the NEO on business trips. Although the Company does not incur any incremental costs for spousal/family travel when accompanying the NEO on business, the NEO does receive imputed income for the value of the spousal/family flight, calculated pursuant to IRS guidelines. If the CEO uses the corporate aircraft for personal use, he also receives imputed income for the personal flight. The perquisites of the other NEOs (excluding Mr. Drosdick) are parking at corporate headquarters and limited home security monitoring, in some cases. The financial counseling allowance was discontinued beginning on January 1, 2007; however, any NEO who has a balance remaining that was accrued prior to 2005 is allowed to draw down the balance until depleted. The CEO voluntarily gave up his financial counseling benefit effective January 1, 2006 and has no balance remaining. Personal country club memberships were discontinued as a perquisite in 2006. The Company has several corporate country club memberships which are used primarily for business purposes. However, a corporate country club may be incidentally used for personal reasons, in which case the executive is required to reimburse Sunoco for all associated out of pocket expenses. When this incidental personal use occurs, the executive is also prorated a portion of the annual dues paid by Sunoco, based on the personal usage, as imputed income and the prorated amount is a perquisite. The dollar amount of the perquisites received by the NEOs in 2007 is included in the Summary Compensation Table on page 66, under "All Other Compensation" and in the table on page 72. Additional information regarding the remaining financial counseling balances as of December 31, 2007, is included under "Nonqualified Deferred Compensation in 2007" on page 82. (See also the "Perquisites" discussion on page 59 in the CD&A.)

Sunoco's methodologies for calculating the costs associated with perquisites are as follows. The costs associated with the personal use of the corporate aircraft are equal to the incremental cost to the Company based on cost of fuel and amount of fuel used per hour of flight, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking fees, and maintenance-related costs for the aircraft used for personal flights (including the costs of deadhead flights, if any). Since the corporate aircraft are primarily used for business-related travel, fixed costs that do not change based on usage (e.g., pilots' and other employees' salaries, purchase costs of Company-owned aircraft, the cost of and maintenance not related to personal travel) are not included. For home security monitoring and parking, the actual cost has been used. The values of the financial counseling benefit are the amounts actually used or reimbursed during the year. In the case of corporate country club memberships, the value of the prorated portion of the annual dues for the incidental personal use is the amount of the annual dues prorated based on the percentage of the executives' personal usage.

The Company provides NEOs with tax gross-ups for business club memberships and for spousal/ family flights on the corporate aircraft when a spouse/family member accompanies an executive on business, if any. An NEO with incidental personal usage of a corporate country club membership does not receive a tax gross-up. In the case of the CEO, tax gross-ups for personal use of the corporate aircraft were eliminated beginning in 2006.

Outstanding Equity Awards at Fiscal Year-End 2007

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
J. G. Drosdick	114,000[1]			77.54	11/30/15			32,000[4]	2,318,080[7]
		124,475[2]		68.43	12/6/16			37,790[5]	2,737,508[7]
		141,234[3]		63.98	12/5/17			46,890[6]	3,396,712[7]
T. W. Hofmann	60,000[8]			41.28	12/1/14				
	25,000[1]			77.54	11/30/15			6,860[4]	496,938[7]
		31,250[2]		68.43	12/6/16			9,500[5]	688,180[7]
		36,500[3]		63.98	12/5/17			12,130[6]	878,697[7]
M.H.R. Dingus	17,000[1]			77.54	11/30/15			4,670[4]	338,295[7]
		21,600[2]		68.43	12/6/16			6,570[5]	475,931[7]
		22,100[3]		63.98	12/5/17			7,330[6]	530,985[7]
B. G. Fischer	21,000[1]			77.54	11/30/15			5,630[4]	407,837[7]
		21,600[2]		68.43	12/6/16			6,570[5]	475,931[7]
		22,100[3]		63.98	12/5/17			7,330[6]	530,985[7]
R. W. Owens	23,500[1]			77.54	11/30/15			6,460[4]	467,962[7]
		26,550[2]		68.43	12/6/16			8,050[5]	583,142[7]
		26,500[3]		63.98	12/5/17			8,780[6]	636,023[7]
C. K. Valutas	21,000[1]			77.54	11/30/15			5,630[4]	407,837[7]
		21,400[2]		68.43	12/6/16			6,500[5]	470,860[7]
		22,100[3]		63.98	12/5/17			7,330[6]	530,985[7]

NOTES TO TABLE:

1 These options, which were granted with an equal number of limited rights, were awarded in December 2005 and became exercisable in December 2007.

2 These options, which were granted with an equal number of limited rights, were awarded in December 2006 and become exercisable in December 2008.

3 These options were granted in December 2007 and become exercisable in December 2009.

4 These performance-based CSUs were granted in December 2005. The performance period ends on December 31, 2008. The actual payout of the performance-based CSU awards granted in December 2005, December 2006 and December 2007 will depend upon the achievement by the Company of certain performance levels based on two equally weighted performance measures relative to Sunoco's peer group: TSR during the three-year performance period and EPS growth, which is measured as the average EPS during the three-year performance period versus the average for the prior three-year period. At the end of the performance period, to the extent that the performance-based CSUs are paid out, each holder of performance-based CSUs also receives an amount equal to the cash dividends that would have been paid over the performance period had he or she been the holder of record of shares of Sunoco common stock equal to the number of the performance-based CSUs that are paid out, if any. Any CSUs which are earned will be paid in cash based upon the average price of the Company's common stock for the last ten trading days of the performance period. Payout will range between 0% and 150%.

5 These performance-based CSUs were granted in December 2006. (See footnote 4 above for a discussion of how the actual payout for these awards will be determined.)

NOTES TO TABLE: (CONTINUED)

6 These performance-based CSUs were granted in December 2007. (See footnote 4 above for a discussion of how the actual payout for these awards will be determined.)

7 The market value or payout value of the unearned CSUs is based on the closing price of Sunoco common stock on December 31, 2007 (the last trading day of the year) of $72.44, and assumes a payout at target of 100% for the 2005, 2006 and 2007 awards. The target payout is assumed because of the uncertainty of the performance that will be achieved. These amounts do not include any amounts for related dividend equivalents that could be included in the payout.

8 These options, which were granted with an equal number of limited rights, were awarded in December 2004 and became exercisable in December 2006.

Option Exercises and Stock Vested in 2007

Name	Option Awards		Stock Awards[2]	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise[1] ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
J. G. Drosdick	0	0	0	0
T. W. Hofmann	0	0	0	0
M.H.R. Dingus	40,800	1,209,312	0	0
B. G. Fischer	19,800	864,072	0	0
R. W. Owens	0	0	0	0
C. K. Valutas	0	0	0	0

NOTES TO TABLE:

1 The value realized is equal to the difference between the option exercise prices and the fair market value of Sunoco common stock on the date of exercise, multiplied by the number of options exercised.

2 The performance period for the CSUs awarded in December 2004 was January 1, 2005 through December 31, 2007. While the performance-based CSUs awarded to the NEOs in December 2004 derived their value from Sunoco common stock and were valued under SFAS 123R, they were payable in cash. The performance measures for these awards were ROCE, as measured against Sunoco's peer companies over the three-year performance period, and the Company's compounded annual growth in its earnings per share for the three-year performance period measured against the prior three-year average. During the 2005-2007 period, favorable refining margins, an improved asset portfolio and good operational performance led to strong ROCE and EPS growth. Average ROCE for the performance period was 27.3% and the compounded annual EPS growth was 52%. As a result, the 2004 CSUs paid out at 200%. The value of the performance-based CSUs upon vesting was determined by: multiplying the number of performance-based CSUs awarded by the performance factor at the end of the performance period of 200% and then by (the average closing price of Sunoco's common stock for the last ten days of the performance period, which was $70.73). The related dividend equivalents that were earned were also paid. The price of the Company's common stock at the grant date of the award was $41.28 (as adjusted to reflect the August 1, 2005 two-for-one stock split). The following table reflects the number of performance-based CSUs that the NEOs received at the end of the performance period, based on the performance factor, and the value they realized from the performance-based CSUs, including dividend equivalents:

Name	Number of Performance-Based CSUs on Vesting (#)	Value Realized on Vesting ($)
J. G. Drosdick	126,560	9,302,793
T. W. Hofmann	32,080	2,358,040
M.H.R. Dingus	21,840	1,605,349
B. G. Fischer	26,640	1,958,173
R. W. Owens	30,240	2,222,791
C. K. Valutas	26,640	1,958,173

Pension Benefits

The following table shows the actuarial present values of the NEOs' accumulated pension benefit under each of the retirement plans, through December 31, 2007, together with their credited years of service. The benefits were determined using assumptions consistent with those used by the Company in its financial statements. (See footnote 1 below).

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[1] ($)	Payments During Last Fiscal Year ($)
J. G. Drosdick	SCIRP	11.13	304,949	0
	Pension Restoration	11.13	2,950,847	0
	SERP	11.13	22,789,642	0
	Total		26,045,438	0
T. W. Hofmann	SCIRP	30.57	1,125,347	0
	Pension Restoration	30.57	4,666,143	0
	SERP	30.57	0	0
	Total		5,791,490	0
M. H. R. Dingus	SCIRP	37.01	1,629,520	0
	Pension Restoration	37.01	5,076,149	0
	SERP	37.01	0	0
	Total		6,705,669	0
B. G. Fischer	SCIRP	29.15	837,587	0
	Pension Restoration	29.15	2,693,194	0
	SERP	29.15	0	0
	Total		3,530,781	0
R. W. Owens[2]	SCIRP	10.95	276,668	0
	Pension Restoration	10.95	674,042	0
	SERP	18.95	2,817,595	0
	Total		3,768,305	0
C. K. Valutas	SCIRP	31.11	1,207,680	0
	Pension Restoration	31.11	3,922,522	0
	SERP	31.11	0	0
	Total		5,130,202	0

NOTES TO TABLE:

1 An actuarial present value of the benefits is calculated by estimating expected future payments starting at an assumed retirement age, weighting the estimated payments by the estimated probability of surviving to each post-retirement age, and discounting the weighted payments at an assumed discount rate to reflect the time value of money. The actuarial present value represents an estimate of the amount which, if invested as of December 31, 2007 at a discount rate of 6.25%, would be sufficient on an average basis to provide estimated future payments based on the current accumulated benefit. Estimated future payments are assumed to be in the form of a single lump-sum payment at retirement determined using interest rate and mortality table assumptions applicable under current IRS regulations for qualified pension plans. As defined under Pension Protection Act of 2006, or PPA, the interest rates used to calculate the lump-sum equivalent of annuity payments are based on three segment rates. This basis is phased in from the 2007 rules at a rate of 20% per year beginning in 2008. The mortality table used for lump-sum calculations has been updated as defined by PPA which generally resulted in an increase in pension values, all else being equal. Generally speaking, the net impact of the interest rate and mortality change in pension values was a decrease using the new basis under PPA. In addition, the value of the lump sum

NOTES TO TABLE: (CONTINUED)

payment includes the estimated value of the 50% postretirement death benefit payable to the spouse of a retired participant under the SERP and Final Average Pay formula benefits described below, if married. It is assumed that 90% of all male members are married and 60% of females are married, with wives assumed to be 3 years younger than husbands. The assumed retirement age for each executive is the earliest age at which the executive could retire without any benefit reduction due to age. For Mr. Drosdick, the assumed retirement age is 65 for the CEO SERP benefit. For all other pension benefits and for the other NEOs, the assumed retirement age is 60. Actual benefit present values will vary from these estimates depending on many factors, including an executive's actual retirement age, final service, future compensation levels, interest rate movements and regulatory changes.

2 Under a prior employment agreement with the Company, Mr. Owens was credited with an additional eight years of service under SERP for service with prior employers upon joining Sunoco in 1997. His actual credited years of service with Sunoco under SCIRP and the Pension Restoration Plan is 10.95 years, in accordance with the terms of the respective plans. The present value associated with granting 8.0 additional years of credited service in the SERP is $343,622 (estimated) at year-end 2007.

The NEOs are eligible to participate in certain Company-provided retirement plans, including the Sunoco, Inc. Retirement Plan, a qualified plan, and the Sunoco, Inc. Pension Restoration Plan and SERP, two nonqualified plans. Benefits under each of these plans are calculated based on cash compensation including both base salary and annual incentives. (See the amounts in the "Salary" and "Non-Equity Incentive Plan Compensation" columns in the Summary Compensation Table on page 66 for the NEOs' 2007 base salary and annual incentives.)

The Sunoco, Inc. Retirement Plan

The Sunoco, Inc. Retirement Plan, or SCIRP, is a qualified defined benefit retirement plan that covers most salaried and many hourly employees, including the NEOs. SCIRP provides for normal retirement at age 65. The plan includes two benefit formulas:

(1) **Final Average Pay formula.**

- Benefit is expressed in the plan as an annuity payable on an annual basis.
- Benefit equals 1⅔% of Final Average Pay (the average earnings during the 36 consecutive months of highest earnings in the last ten years prior to retirement) multiplied by the credited service up to 30 years, plus 3/4% of final average pay multiplied by the credited service over 30 years.
- The amount is then reduced by 1⅔% of the estimated Social Security Primary Insurance amount multiplied by the credited years of service up to a maximum of 30 years.
- The Final Average Pay benefit is reduced by 5⁄12% for each month that retirement precedes age 60 (down to age 55), with the early retirement benefit at age 55 (and at least 10 years of service) being 75% of the unreduced Final Average Pay benefit.

(2) **Career Pay (cash balance) formula.**

- The benefit is expressed in the plan as an account balance, which is comprised of pay credits and indexing adjustments.
- Pay credits equal 7% of pay for the year up to the Social Security (FICA) Wage Base, ($97,500 in 2007; $102,000 in 2008) plus 12% of pay for the year that exceeds the Wage Base.
- The indexing adjustment equals the account balance at the end of each month multiplied by the monthly change in the All-Urban Consumer Price Index, plus 0.17%. However, if in any month the formula indexing adjustment would be negative, the actual adjustment would be zero for such month.

For employees, including NEOs, hired before January 1, 1987 (Messrs. Hofmann, Dingus, Fischer and Valutas), the benefits under SCIRP are the greater of the Final Average Pay or Career Pay formula benefits. An employee may retire at the Normal Retirement Age of 65 regardless of years of service with Sunoco, or may retire as early as age 55 with 10 years of service. All employees hired before January 1, 1987 are 100% vested in their benefits.

For employees, including NEOs, hired on or after January 1, 1987 (Messrs. Drosdick and Owens), retirement benefits are calculated under the Career Pay formula only. An employee may retire at the Normal Retirement Age of 65, or may retire as early as age 55 with 10 years of service. An employee is 40% vested in his or her benefit after completing two years of eligible service, with the vested portion increasing in 20% increments each year until it reaches 100% at five years. Effective January 1, 2008, an employee is 100% vested in his or her benefit after completing three years of eligible service.

The normal form of benefit under SCIRP is an annuity for the life of the employee, with 50% of that annuity paid for the life of the employee's surviving spouse, if married (50% Joint and Survivor Benefit). This 50% Joint and Survivor benefit is free for participants who benefit under the Final Average Pay formula, but is reduced actuarially for participants who benefit under the Career Pay formula. Other forms of payment are also offered such as a lump sum and other annuity options. Under the Career Pay formula, the lump sum is equal to the value of the employee's account, and under the Final Average Pay formula, the lump sum is the actuarial equivalent of the annuity benefit, based on IRC prescribed interest rates and mortality tables.

SCIRP is subject to qualified plan IRC limits on the amount of annual benefit that may be paid, and on the amount of compensation that may be taken into account in calculating retirement benefits, under the plan. For 2007, the limit on the compensation that may be used was $225,000, and will be $230,000 for 2008. The limit on annual benefits payable for an employee retiring at age 65 in 2007 was $180,000, and for 2008 is $185,000. Benefits in excess of those permitted under the statutory limits are paid from the Pension Restoration Plan, described below.

The amounts presented in the table above are actuarial present values based on accrued annual benefits, using pay and service through December 31, 2007. If the benefit is paid in a lump-sum, the actual amount distributed would vary depending on the actual interest rate and the mortality assumptions used to calculate the distribution at the time of retirement. The mortality table and interest rates to be used in determining lump-sum payments have changed beginning in 2008 under the Pension Protection Act of 2006, or PPA. Under the PPA, the method for computing the lump sum interest rate is being phased in 20% annually through 2012. The effect of this change is expected to result in lower lump-sum amounts than under the previous method. The estimated amounts above do not take into account future credited service, potential future changes in base salary, the annual guideline incentive opportunity, or future annual incentives that may be paid as a result of Company performance.

Pension Restoration Plan

The Pension Restoration Plan is a nonqualified defined benefit plan that provides retirement benefits that would be provided under SCIRP, but are prohibited from being paid from SCIRP by the IRC limits. (See the discussion regarding SCIRP above for the limits.) The benefit paid by the Pension Restoration Plan is the excess of the total benefit accrued under SCIRP over the amount of benefit that SCIRP is permitted to provide under the IRC. All benefits under the Pension Restoration Plan are paid in a lump sum calculated using the same actuarial factors applicable under SCIRP. Payment of benefits is made upon termination of employment, except that payment of amounts subject to IRC Section 409A is delayed until six months after separation from service for any specified employee as defined under IRC Section 409A.

Sunoco, Inc. Executive Retirement Plan

The Sunoco, Inc. Executive Retirement Plan, or SERP, is a nonqualified defined benefit plan that may cover certain executive employees, including the NEOs. The SERP may provide pension benefits over and above an NEO's benefits under SCIRP and the Pension Restoration Plan. All SERP benefits are offset by SCIRP and Pension Restoration Plan benefits. NEOs hired before 1987 (Messrs. Hofmann, Dingus, Fischer, and Valutas) will not receive a SERP benefit at retirement, since at retirement their SCIRP and Pension Restoration Plan benefits will equal or exceed their SERP benefits. An NEO must be at least 55 years old with five years of Executive Service (defined below) to be eligible for a SERP retirement benefit.

The SERP provides Mr. Drosdick with a benefit equal to 60% of final average pay at retirement at age 65, reduced by benefits to be paid from SCIRP and the Pension Restoration Plan. The benefit vested with ten years of service (which occurred in November 2006), and will be reduced $\frac{5}{12}$% a month for each month that his retirement precedes age 65. The benefit accrued after December 31, 2004 is payable in a lump sum. At the time of retirement, Mr. Drosdick may elect either a lump sum or an annuity for benefits accrued prior to January 1, 2005. Payments of all benefits accrued before January 1, 2005 for Mr. Drosdick will be payable at the time of his retirement, and payment of benefits accrued after December 31, 2004 will be delayed until six months after separation from service pursuant to IRC Section 409A.

For Mr. Owens, the SERP benefit (before offset by SCIRP and Pension Restoration Plan benefits) equals the highest benefit resulting from three calculations:

(1) SCIRP Final Average Pay formula (described above on page 78).

(2) Minimum Benefit formula.

- The benefit equals $3\frac{1}{3}$% of final average pay multiplied by credited service up to 12 years, with the maximum benefit under this formula equal to 40% of final average pay.
- The Minimum Benefit is reduced by $\frac{5}{12}$% for each month that retirement precedes age 60 (down to age 55), with the early retirement benefit at age 55 being 75% of the unreduced Minimum Benefit.
- The Minimum Benefit is offset by the value of benefits paid by a prior employer's qualified and non-qualified retirement plans.

(3) Executive Service formula.

- The benefit equals $2\frac{1}{4}$% of final average pay multiplied by Executive Service, with the maximum benefit under this formula equal to 50% of final average pay.
- The Executive Service benefit is reduced by $\frac{5}{12}$% for each month that retirement precedes age 62 (down to age 55), with the early retirement benefit at age 55 being 65% of the unreduced Executive Service Benefit. There is no reduction when payments start at age 62 or later.
- Executive Service means service with Sunoco while the participant was an Executive Resources employee (e.g., one of the approximately 40 top executives), except that in the case of a Principal Officer who becomes a participant after December 31, 2002, Executive Service includes only service while a Principal Officer. A Principal Officer means the President, Chief Executive Officer, Chief Operating Officer, and employees reporting directly to those positions (and any other individuals designated by the Board of Directors as Principal Officers).

Annual benefits computed under the Final Average Pay formula and the Executive Service formula cannot exceed 50% of Final Average Pay.

Benefits under the SERP are paid in a lump sum calculated using the same actuarial factors applicable under SCIRP, with payment delayed until six months after separation from service with Sunoco pursuant to IRC Section 409A for any specified employee as defined in IRC Section 409A.

For purposes of calculating his benefits under SERP, Mr. Owens has been credited with eight additional years of service due to prior service with certain former employers. Any SERP benefit payable to Mr. Owens may be offset by accrued benefits from the pension plans of prior employers as provided in his initial employment arrangement with the Company.

The two nonqualified benefit plans are unfunded. The benefits from the nonqualified benefit plans are paid from general corporate assets which are subject to the claims of the Company's general creditors under federal and state law in the event of insolvency.

Nonqualified Deferred Compensation in 2007

Name	Source	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
J. G. Drosdick	Savings Restoration Plan	48,731	48,731[1]	131,544[2]	0	1,252,360[3]
T. W. Hofmann	Savings Restoration Plan	15,000	15,000[1]	11,858[2]	0	245,744[3]
	Financial Counseling	0	0	0	10,900[4]	3,760[4]
M. H. R. Dingus	Savings Restoration Plan	10,250	10,250[1]	10,063[2]	0	391,850[3]
	Financial Counseling	0	0	0	2,970[4]	14,263[4]
	Deferred Compensation Plan	0	0	38,072[5]	0	669,252
B. G. Fischer	Savings Restoration Plan	10,500	10,500[1]	11,711[2]	0	212,943[3]
	Financial Counseling	0	0	0	735[4]	9,959[4]
R. W. Owens	Savings Restoration Plan	12,850	12,850[1]	72,165[2]	0	533,447[3]
	Financial Counseling	0	0	0	1,200[4]	0
C. K. Valutas	Savings Restoration Plan	10,200	10,200[1]	8,838[2]	0	192,882[3]
	Financial Counseling	0	0	0	1,611[4]	0

NOTES TO TABLE:

1 These amounts reflect the Company match under the Savings Restoration Plan (described below), which are also included in the Summary Compensation Table in the "All Other Compensation" column.

2 These amounts reflect the net gains (losses) attributable to the investment funds in which the NEOs are deemed to have chosen to invest their contributions and the Company's matching contributions under the Savings Restoration Plan, which are based upon how their contributions under SunCAP, the 401(k) plan, are invested.

3 The aggregate balances include the following aggregate amounts of Company matches under the Savings Restoration Plan that were previously reported in Summary Compensation Tables as compensation in prior proxy statements when the individual NEO was included as an NEO, and not including the amounts in the "Registrant Contributions" column above: J.G. Drosdick–$311,002; T.W. Hofmann–$60,581; M.H.R. Dingus–$16,683; B.G. Fischer–$26,700; R.W. Owens–$71,710; and C.K. Valutas–$56,195; The prior rules required that only the Company match and above-market or preferential earnings, if any, be disclosed. In addition, since the executives' contributions come out of their salary, to the extent the NEO was included the Summary Compensation Table and his salary listed, the executive contribution for that year would have been included in the reported salary for the respective year.

4 The aggregate withdrawals/distributions reflect the amounts reimbursed for financial counseling services during 2007. Although the financial counseling allowances were discontinued effective January 1, 2007, the NEOs may use any remaining amounts that they have not used, that were accrued before 2005, until the balance has been depleted.

5 This amount reflects the aggregate amount of interest earned in 2007 on Mr. Dingus' deferred account under the executive Deferred Compensation Plan. Incentive awards paid after December 31, 2004 can no longer be deferred.

The Nonqualified Deferred Compensation in 2007 Table above includes deferred compensation provided to the NEOs in 2007 under the Sunoco, Inc. Savings Restoration Plan and the remaining allotment for use toward financial planning. The NEOs may participate in the Sunoco, Inc. Savings Restoration Plan, which is a nonqualified plan that is made available to employees who participate in SunCAP (the Company's 401(k) Plan) and who may be subject to a compensation limitation and/or a contributions limitation under SunCAP pursuant to the IRC. Under this plan, the participant may contribute to an account an amount in excess of the applicable limits. The executive's contributions and the matching contributions by Sunoco are credited to the extent that they would be credited under SunCAP (i.e., allocated among the investment funds selected by the executive in SunCAP) (up to a maximum of 5% of base salary). The investment funds are the same as those available to all employees participating in SunCAP. The participant will receive earnings, depending on the fund the contributions are allocated to, which are calculated in the same manner and at the same rate as earnings to employees participating in similar funds in SunCAP.

Sunoco had provided the NEOs with an annual allotment for use toward financial planning. Prior to 2006, to the extent that the NEO did not use the allotment, a balance accumulated in a book account. Mr. Drosdick voluntarily gave up his financial counseling allotment for 2006, while the other NEOs received an allotment of $2,500 for use in 2006. This 2006 allotment could not be carried over to 2007. The Company discontinued the allotment beginning in 2007; however, the NEOs are allowed to use the remaining balances accrued prior to 2005, if any. No interest is added to these book accounts.

The Sunoco, Inc. Deferred Compensation Plan provided the NEOs the opportunity to defer the receipt of all or a portion of the annual incentive awards paid to an executive before January 1, 2005, as designated by the executive. Mr. Dingus deferred certain annual incentives paid prior to 2005, and has an outstanding balance under this Plan (see the table above). His account is credited with interest at a rate set annually by the Compensation Committee, which reflects Sunoco's cost of borrowing. The interest rate for 2007 was 5.9%. Neither the CEO nor any of the other NEOs have any outstanding deferred compensation balances under the Sunoco, Inc. Deferred Compensation Plan. No annual incentive awards paid after December 31, 2004 may be deferred under this Plan.

Other Potential Post-Employment Payments

There are certain plans or provisions described below that provide for payment of benefits to the NEOs at, following or in connection with termination or separation from employment or change in control of the Company. The following describes the benefits that the NEOs would receive if such an event occurred on December 31, 2007. The actual amounts paid to a NEO can only be determined at the time of such NEO's separation from the Company.

A. Payments NEOs are Already Entitled to Receive

- *Voluntary Termination—For Non-Retirement Eligible NEOs (Messrs. Fischer and Owens)*

If Mr. Fischer or Mr. Owens voluntarily terminates employment (other than for death or permanent disability), he would receive the following benefits:

- Benefits accrued under the Sunoco, Inc. Retirement Plan, or SCIRP, and the Pension Restoration Plan would be paid according to the terms of those plans applicable to separated employees. (The benefits paid to NEOs under qualified and nonqualified pension plans are described on pages 77 through 81.) To the extent that the amount payable under SCIRP exceeds the amount available due to IRS limits, the remaining amount would be paid under the Pension Restoration Plan on termination of employment, except that payment of amounts subject to IRC Section 409A is delayed six months after separation from service. No amounts would be payable under the SERP as these employees have not yet reached age 55.

- Under LTPEP II, outstanding vested stock options would be exercisable for ninety days after the termination date. Outstanding performance-based CSUs would be canceled as of the termination date.

- If Mr. Fischer or Mr. Owens voluntarily terminates his employment with the Company prior to December 31 of any plan year, he would not receive payment of any annual incentive award for that plan year. The entire annual incentive amount would be payable if resignation was on December 31.

- Mr. Fischer or Owens would be entitled to receive an amount for his accrued vacation, which benefit is generally provided to active employees of Sunoco.

- *Voluntary Termination—For Retirement Eligible NEOs (Messrs. Drosdick, Hofmann, Dingus and Valutas)*

If Messrs. Drosdick, Hofmann, Dingus or Valutas voluntarily terminated employment, since they are retirement eligible, they would receive the following benefits:

- Benefits accrued under SCIRP, the Pension Restoration Plan and the SERP would be paid according to the terms of those plans applicable to retired employees. To the extent that the amount payable under SCIRP exceeds the amount available due to IRS limits, the remaining amount would be paid under the Pension Restoration Plan on termination of employment, except that payment of amounts under the Pension Restoration Plan and SERP subject to IRC Section 409A would be delayed six months after separation from service. (The benefits paid to NEOs under qualified and nonqualified pension plans are described on pages 77 through 81.)

- Post-retirement medical and life insurance coverage would be available on the same basis as to other retired employees.

- Under LTPEP II, outstanding unvested stock options would continue to vest and outstanding vested stock options would be exercisable for sixty months (but not prior to two years after the grant date or after the end of the original ten-year option term). All outstanding CSUs would be paid out at the end of the respective performance periods based upon the achievement of the applicable performance goals.

- Messrs. Drosdick, Hofmann, Dingus and Valutas would receive a prorated annual incentive based on the date of termination of employment; or the entire annual incentive amount if termination was on December 31.

- Messrs. Drosdick, Hofmann, Dingus and Valutas would be entitled to receive an amount for their accrued vacation and a prorated portion of the vacations earned for the subsequent year, which benefit is generally provided to retirees of Sunoco.

♦ *Disability*

In case of disability, an NEO would be eligible for the following benefits:

- In the event of short-term disability, full base pay for up to twenty-six weeks.

- Benefits, including Social Security, up to 60% of base salary plus guideline annual incentive or $25,000 per month, whichever is less, under Sunoco's long-term disability plan.

- Continued accrual of benefits under SCIRP and SERP until normal retirement date or later, according to the terms of those plans. (The benefits paid to NEOs under qualified and nonqualified pension plans are described on pages 77 through 81.)

- Medical and life insurance coverage would be available on the same basis as to other disabled employees.

- Under LTPEP II, in the event of permanent disability, outstanding unvested stock options would continue to vest and outstanding vested stock options would be exercisable for up to sixty months (but not prior to two years after the grant date or after the end of the original ten-year option term). All outstanding CSUs would be paid out at the end of the respective performance periods based upon the achievement of the applicable performance goals.

- NEOs who become disabled would receive a prorated annual incentive for the period to the date of eligibility for long-term disability benefits.

♦ *Death*

In case of death, an NEO's beneficiaries or estate would receive the following benefits:

- Life insurance benefits equal to one times base compensation up to a maximum of $1 million plus any supplemental life insurance elected and paid for by the NEO. Travel Accident Insurance in the amount of three times base compensation (up to a maximum of $3 million) would be payable in the event of accidental death while traveling on Company business. An Occupational Death benefit in the amount of $250,000 would be payable in the event of accidental death on the Company's premises in the course of his job; however, the Occupational Death Plan does not pay benefits if there is a Travel Accident benefit of three times base compensation.

- For an NEO who is eligible for Final Average Pay formula benefits under SCIRP (Messrs. Hofmann, Dingus, Fischer and Valutas): A married NEO's spouse would receive the greater of 50% of the benefit under the Final Average Pay formula or 100% of the benefit accrued under the Career Pay Formula. A non-married NEO's beneficiary(ies) or estate would receive 100% of the benefit accrued under the Career Pay Formula. These benefits are the same for all similarly situated employees.

- For an NEO who is eligible for Career Pay Formula benefits only under SCIRP (Messrs. Drosdick and Owens): A married or non-married NEO's spouse, beneficiary(ies) or estate would receive 100% of the benefit accrued under the Career Pay Formula. This benefit is the same for all similarly situated employees.

- For all NEOs, to the extent that the amount payable under SCIRP exceeds the amount available due to IRC limits, the remaining amount would be paid under the Pension Restoration Plan at the employee's death.

- Under SERP, a married NEO's spouse would receive 50% of any benefit payable under the plan. This benefit is available only to those who are 55 and have at least five years of service on the date of death.

- If the NEO is married, medical coverage would be available to his spouse on the same basis as other married employees, i.e., if retirement eligible at death, coverage would be available to his spouse on the same basis as other retirement-eligible employees. If not retirement eligible, coverage would be available for a period equal to the time he was employed by the Company or until the spouse reached age 65, if earlier.

- Under LTPEP II, outstanding unvested stock options would continue to vest and outstanding vested stock options would be exercisable for sixty months (but not prior to two years after the grant date or after the end of the original ten-year option term). All outstanding CSUs would be paid out at the end of the respective performance periods based upon the achievement of the applicable performance goals.

- A prorated annual incentive based on date of death would be payable to the NEO's beneficiaries.

♦ *Involuntary Termination—For Cause*

If an NEO is terminated for cause:

- Benefits accrued under the SCIRP and the Pension Restoration Plan would be paid according to the terms of those plans applicable to terminated or retirement eligible employees, as described in the Voluntary Termination sections above.

- Under LTPEP II, outstanding stock options would terminate immediately and outstanding CSUs would be canceled as of the termination date.

- Under the Executive Incentive Plan, any annual incentive award for that year would be forfeited.

- An NEO would be entitled to receive an amount for his accrued vacation, which benefit is generally provided to active employees of Sunoco.

Under the Involuntary Severance Plan, "just cause" is defined as the willful and continued failure of the participant to perform substantially his/her duties with the Company (other than resulting from incapacity due to physical or mental illness) after a demand for substantial performance, or the willful engaging in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

B. Additional Payments That NEOs May Receive

There are two post-employment scenarios which will potentially trigger the payment of compensation in addition to that which the NEO may already be entitled to receive under the post-employment scenarios described in Section A, "Payments NEOs are Already Entitled to Receive," above. These two scenarios and the additional payments that could be triggered are set forth below.

- *Involuntary Termination—Not for Cause*

The Sunoco, Inc. Executive Involuntary Severance Plan ("Involuntary Severance Plan") provides severance allowances to executives whose employment is terminated by the Company for other than just cause, death or disability. This plan is available to Sunoco's NEOs and approximately 30 other executives. The following is a summary of the benefits that would be available under this and other plans in the event of involuntary termination not for cause in addition to benefits described in the Section A, "Payments NEOs are Already Entitled to Receive," above:

- In the case of Mr. Drosdick, severance payments would be for a period of and equal to two years of base salary plus the guideline annual incentive in effect on the termination date.
- The other NEOs would receive severance payments for a period of and equal to one and one-half years of base salary plus their guideline annual incentive in effect on the termination date.
- Each NEO would receive a prorated annual incentive based on the date of termination of employment, or the entire amount if termination was at December 31.
- Each NEO would be entitled to medical coverage for up to the period of severance received, at the same rate that such benefits are generally provided to active employees of Sunoco.
- Mr. Fischer would receive the present value of the free 50% surviving spouse's benefit payable under SERP at age 55 in addition to the benefits under SCIRP and the Pension Restoration Plan payable in the event of voluntary termination. The present value of Mr. Fischer's SERP benefit, which is subject to IRC Section 409A, would be payable six months after separation from service.
- Mr. Owens would receive the involuntary termination SERP benefit equal to his age 55 SERP benefit accrued at date of termination (prior to offset by the SCIRP and Pension Restoration Plan benefits), discounted to the date of termination, and then offset by the discounted value of the SCIRP and Pension Restoration Plan benefits. As noted above, Mr. Owens' SERP benefits may be offset by pension benefits payable by former employers. The present value of Mr. Owens' SERP benefit, which is subject to IRC Section 409A, would be payable six months after separation from service.
- Messrs. Drosdick, Hofmann, Dingus and Valutas, who are retirement eligible, would receive regular benefits provided under qualified and nonqualified retirement plans, as described above.

The estimated additional benefits to which the NEOs could be entitled under this scenario, assuming the involuntary termination occurred on December 31, 2007, are set forth in the table below. The amounts in the table reflect severance for all the NEOs, and for Messrs. Fischer and Owens who are not retirement eligible, also include additional pension benefits (described above) that they would not otherwise receive except for an involuntary termination. The additional pension benefits for Messrs. Fischer and Owens were calculated based on the segmented interest rates under the PPA. For Mr. Owens, the amount also includes his estimated additional SERP benefit based on his additional credited years of service with certain former employers (See footnote 2 on page 78 under "Pension Plans"), but the amount presented has not been reduced for benefits from prior employers.

Involuntary Termination—Not for Cause
Estimated Additional Payments

Name	Severance ($)	Additional Pension Benefits ($)	Total ($)
J. G. Drosdick	5,280,000	0	5,280,000
T. W. Hofmann	1,338,750	0	1,338,750
M.H.R. Dingus	1,064,250	0	1,064,250
B. G. Fischer	1,076,625	217,487	1,294,112
R. W. Owens	1,229,100	3,721,218	4,950,318
C. K. Valutas	1,061,775	0	1,061,775

- *Change in Control and Termination in the Event of a Change in Control*

The Sunoco, Inc. Special Executive Severance Plan, or CIC Plan, provides severance allowances to executives whose employment is terminated in connection with or following a change in control of the Company. Sunoco's NEOs participate in this plan. The plan was adopted to retain executives in the event of a change in control, and to eliminate the uncertainty which such a transaction may raise among management, potentially resulting in the departure or distraction of key management personnel. There is a "double trigger" for payment of severance benefits, which requires a change in control and a termination of employment after the change in control. The following is a summary of the additional benefits that would be available under this and other plans in addition to the benefits described in Section A, "Payments NEOs are Already Entitled to Receive," above:

- If involuntary termination (whether actual or constructive and other than for just cause, death or disability) occurs within two years of a change in control, the CIC Plan would provide severance benefits. In the case of the CEO and the other NEOs, severance would be payable in a lump sum equal to three times annual compensation. For these purposes, annual compensation consists of:

  (i) the executive's annual base salary in effect immediately prior to a change in control or immediately prior to his or her employment termination date, whichever is greater, plus

  (ii) the greater of 100% of his or her annual incentive guideline in effect immediately before the change in control or employment termination date, or the average annual incentive awarded to the NEO with respect to the three years ending before the change in control or ending before the employment termination date.

➢ In the case of a change in control, Sunoco's plans also provide for (1) additional pension benefits, (2) full vesting and immediate exercisability of unvested stock options and accelerated vesting of outstanding CSUs, and (3) reimbursement for any additional tax liability incurred as a result of excise taxes imposed on payments deemed to be attributable to the change in control (subject to the new modification described on pages 62 and 63 in the CD&A).

Under SCIRP, the qualified retirement plan for employees, in the event of a change in control, the benefits of an NEO whose employment is terminated after a change in control (a "double trigger"), are increased to provide for three years of additional service, subject to a reduction for service after a change in control. To the extent that the amount payable under SCIRP exceeds the amount available due to IRC limits, the remaining amount would be paid under the Pension Restoration Plan, except that payment of amounts subject to IRC Section 409A is delayed six months after separation from service.

Under SERP, after a change in control and a qualifying termination (a "double trigger"), a participant becomes 100% vested in his SERP benefit (regardless of age). A participant's service is increased by three years, subject to reduction for service after the change in control. The three-year increase in service does not apply to Mr. Drosdick, whose benefit is provided under the CEO SERP formula, described on page 80 above.

Under LTPEP II, if a change in control occurs, each outstanding stock option will become immediately and fully exercisable (a "single trigger"). For stock options granted before November 1, 2007, if there is a termination not for cause, the stock options will terminate ninety days following the termination date. For stock options granted on or after November 1, 2007, if there is a termination not for cause within two years of the change in control, the stock options will expire one year after the termination date; and if the termination occurs after the two year anniversary of the change in control, the stock options will expire ninety days following the termination date. Prior to December 2007, stock options were generally granted with an equal number of limited rights. The limited rights may be exercised during the seven-month period following the date of a change in control (or, if earlier, within the period starting on the date of a change in control and ending seventy days after the end of the calendar year in which the change in control occurs), and permit the holder to be paid in cash the appreciation on a stock option (the difference between the option price and highest trading price or price paid during a specified period) instead of receiving shares by exercising the option. The limited rights remain exercisable during the exercise period if the participant leaves as a result of a qualifying termination. In 2007, the Compensation Committee decided to award stock options without associated limited rights because the Market Data showed that this was more consistent with predominant market practice. In addition, all performance-based CSUs will fully vest if a change in control occurs. The CSUs that have been outstanding for more than one year will be paid out at the greater of target or in an amount in line with actual performance results. The CSUs that have been outstanding for less than one year will be paid out at target. Retention-based CSUs will be paid out at target.

With regard to a change in control of the Company, Section 280G of the IRC disallows the deduction of certain payments made to "disqualified individuals" that are contingent on a change in control. For a description of the IRC Section 280G gross up, see page 62 in the CD&A. Had a change in control occurred on December 31, 2007, based on current estimated payments, none of the NEOs would be subject to the deduction disallowance rules of Section 280G.

In the event of a change in control, a Deferred Compensation and Benefits Trust, or the Trust, may be funded to provide the source of funds for the Company to meet its liabilities under certain benefit plans and other arrangements, including the CIC Plan, the Pension Restoration Plan, SERP, and the

Indemnification Agreements entered into with the NEOs (and other key executives and other management personnel) (see page 95). Assets held by the Trust are subject to the claims of the Company's general creditors under federal and state law in the event of insolvency.

The following table reflects the estimated additional payments to the NEOs that may be made in the event of a change in control. The estimates are based on the following assumptions:

- The price of Sunoco stock is the price at the close on December 31, 2007 (last business day of December 2007 which was $72.44 per share); and
- Pension lump-sum values based on the applicable segment interest rates being phased in under the PPA (one rate is used for the first 5 years; a second rate is used for years 5 through 20 and a third rate is used for years 20 and beyond).

The total amounts in the table below include severance, additional qualified and non-qualified pension benefits, outstanding performance-based CSUs and unvested stock options that would vest on an accelerated basis (as described above).

Change in Control and Termination in the Event of a Change in Control
Estimated Additional Payments

Name	Severance[1] ($)	Additional Pension Benefits[1] ($)	Accelerated Options[2] ($)	Accelerated Performance-Based CSUs[3] ($)	280G Excise Tax and Gross-Up ($)	Total ($)
J. G. Drosdick	10,334,781	0	1,693,984	8,557,723	0	20,586,488
T. W. Hofmann	3,282,960	346,425	434,103	2,087,920	0	6,151,408
M.H.R. Dingus	2,621,487	289,009	273,582	1,361,730	0	4,545,808
B. G. Fischer	2,695,003	513,628	273,582	1,433,217	0	4,915,430
R. W. Owens	3,066,711	4,046,115	330,656	1,708,863	0	9,152,345
C. K. Valutas	2,669,601	261,307	272,780	1,428,071	0	4,631,759

NOTES TO TABLE:

1 These amounts represent the amounts that would be payable in the event of a qualifying termination after a change in control.

2 These amounts represent the value that would be realized if accelerated stock options were exercised on December 31, 2007.

3 These amounts represent the amounts that would be payable in the event of a change in control.

DIRECTORS' COMPENSATION

Director Compensation in 2007

The following table reflects the compensation earned by each independent director during fiscal year 2007. The CEO receives no additional compensation for his services as a director.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards[2] ($)	Option Awards[3] ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)[4]	Total ($)
R.J. Darnall[5]	139,147	100,000	—	—	—	17,372	256,519
U.O. Fairbairn[5]	137,647	100,000	—	—	—	21,703	259,350
T.P. Gerrity[5]	125,647	100,000	—	—	—	27,123	252,770
R.B. Greco	119,647	100,000	—	—	—	389,385	609,032
J.P. Jones, III	119,647	100,000	—	—	—	3,938	223,585
J.G. Kaiser[5]	118,147	100,000	—	—	—	20,943	239,090
R.A. Pew	119,647	100,000	—	—	—	13,381	233,028
G.J. Ratcliffe[5]	152,147	100,000	—	—	—	34,378	286,525
J.W. Rowe	111,647	100,000	—	—	—	14,693	226,340
J.K. Wulff	115,647	100,000	—	—	—	12,885	228,532

NOTES TO TABLE:

1 Directors are permitted to defer all or a portion of their fees under the Directors' Deferred Compensation Plans (described below). The directors that deferred all or a portion of their cash retainers and/or fees during 2007: were: R. B. Greco; J.P. Jones, III; G. J. Ratcliffe; J. W. Rowe; and J. K. Wulff. R. J. Darnall; U. O. Fairbairn; T. P. Gerrity; J. G. Kaiser; and R. A. Pew elected not to defer their cash retainers or fees. See footnote 2 regarding aggregate amounts deferred by the directors outstanding as of December 31, 2007.

2 The amount in this column is the dollar value of the Annual Restricted Share Credit provided to each director, which is automatically deferred, and the Retainer Stock award, which the directors may either take in stock or elect to defer in share units. The amount reflects the value of the shares on the date of grant. In 2007, the Annual Restricted Share Credit was $60,000; and the Retainer Stock award was $40,000. R. J. Darnall; R. B. Greco; J. P. Jones, III; G. J. Ratcliffe; J. W. Rowe; and J. K. Wulff elected to defer their Retainer Stock in 2007. U. O. Fairbairn; T. P. Gerrity; J. G. Kaiser; and R. A. Pew elected to not defer the Retainer Stock award in 2007 and received shares.

As of December 31, 2007, each director had the following aggregate number of share units accumulated in an account for their years of service as a result of the involuntary deferral of the Annual Restricted Share Credit under the Directors' Deferred Compensation Plans, including share units for the dividend equivalents applied to the accounts: R.J. Darnall—8,774; U.O. Fairbairn—7,039; T.P. Gerrity—25,661; R.B. Greco—10,863; J.P. Jones, III—1,285; J.G. Kaiser—19,856; R.A. Pew—12,755 G.J. Ratcliffe—10,863; J.W. Rowe—3,708; and J.K. Wulff—3,291.

As of December 31, 2007, the directors had the following aggregate number of share units accumulated in an account for their years of service as a result of voluntary deferrals of the Retainer Stock awards, cash retainers and/or fees, under the Directors' Deferred Compensation Plans, including share units for the dividend equivalents applied to the accounts: R. J. Darnall—7,850; U.O. Fairbairn—13,531; R.B. Greco—24,235; J.P. Jones, III—3,071; G.J. Ratcliffe—19,143; J.W. Rowe—11,364; and J.K. Wulff—10,115.

Under the transition rules of Section 409A for the IRC, and as Sunoco, Inc. directors who will attain age 72 on or before December 2010, Messrs. Darnall, Pew and Ratcliffe made a one-time election in December 2007 to take a distribution of all or a portion of their deferred accounts under Directors' Deferred Compensation Plans I and II in June 2008. Mr. Pew elected to take a distribution of all of his deferred accounts under Plans I and II; Mr. Ratcliffe elected to take a distribution of all of his deferred accounts under Plan I; and Mr. Darnall elected to take a distribution of all of his deferred accounts under Plan II, and 50% of his deferred accounts under Plan I. In early January 2008, Messrs. Pew and Ratclife made a one-time conversion from share units to cash units of the amounts they elected to have paid out from their accounts, with the share units that were converted being valued at the average closing price of a share of Sunoco, Inc. common stock for the ten trading days immediately prior to January 1, 2008. As a result, as of January 2, 2008, Mr. Pew no longer has any deferred share units; and Mr. Ratcliffe had 6,846 share units remaining in his deferred account.

For those directors who have not deferred their Retainer Stock awards, the number of shares received and outstanding are included in the Directors' and Officers' Ownership of Sunoco Stock Table on page 28 of this proxy statement. Further, the share units in the deferred accounts referred to in footnote 2 above are also included in the Ownership Table.

3 LTPEP II, as adopted, allowed for stock options to be awarded to directors. Stock options were awarded in May 2001 and May 2002 as part of the directors' annual compensation package. At the time of the 2001 and 2002 awards, the exercise price was $18.20 and $17.62, respectively (as adjusted for the stock split in August 2005). In 2003, the Company discontinued granting stock options to the independent directors. Currently, two independent directors have outstanding stock options: U. O. Fairbairn—3,332; and J. G. Kaiser—6,492.

4 The amounts in this column include dividend equivalents earned on deferred compensation during 2007 (which are also included in the deferred share unit balances described in footnotes 1 and 2 above); the amount realized by Ms. Greco from the exercise of 6,492 stock options; and imputed income realized due to spousal travel on the Company aircraft for Messrs. Jones and Ratcliffe.

5 These individuals were chairs of committees during 2007.

Compensation Philosophy: Sunoco's Board of Directors believes that the compensation program for Sunoco's independent directors should be designed to attract experienced and highly qualified directors; provide appropriate compensation for their time, efforts, commitment and contributions to Sunoco and Sunoco's shareholders; and align the interests of the independent directors and Sunoco's shareholders. The Governance Committee of the Board engages a third-party compensation consultant each year to advise it as to the "best practices" and emerging trends in director compensation. In December 2007, the Governance Committee engaged Semler Brossy Consulting Group as its independent compensation consultant. The compensation consultant benchmarks Sunoco's director compensation compared to Sunoco's peer group, the oil industry generally and general industry data. Directors are compensated partially in Sunoco common stock or stock equivalents to better align their interests with those of Sunoco's shareholders. Currently, equity-based compensation represents a substantial portion of the total compensation package. The following table summarizes the current compensation program for Sunoco's independent directors.

Directors' Compensation Program Table

Type of Compensation	Value
Annual Retainer (Cash Portion)	$ 65,000
Annual Retainer (Stock-Based Portion)	$ 40,000
Annual Restricted Share Credit under Directors' Deferred Compensation Plan	$ 60,000
TOTAL (excluding Committee Chair Retainer, Committee Chair Fee, and meeting fees)	$165,000
Annual Retainer for Committee Chair	$ 5,000
Committee Chair Fee (per meeting attended for which a director serves as chair)	$ 500
Board or Committee Attendance Fee (per meeting attended)	$ 2,000

A fee of $2,000 per day is also paid in cash for special meetings (e.g., strategic planning meetings, facility visits, annual meeting of shareholders). The Annual Restricted Share Credit is deferred. The directors may defer their retainers and meeting fees.

Directors' Deferred Compensation Plan I and II: The Directors' Deferred Compensation Plan I (previously, Directors' Deferred Compensation Plan) and the Directors' Deferred Compensation Plan II, or Plan I and Plan II, respectively, permit independent directors to defer a portion of their compensation. Plan I was amended in response to the American Jobs Creation Act of 2004 and the requirements of Section 409A of the IRC, and covers deferrals of compensation earned before January 1, 2005. No deferrals may be made under Plan I with respect to compensation earned after December 31, 2004. Plan II is effective for deferrals of compensation earned after December 31, 2004. Payments of compensation deferred under the Plans are restricted in terms of the earliest and latest dates that payments may begin. Deferred compensation is designated as share units, cash units, or a combination of both. Cash units accrue interest at a rate set annually by the Board of Directors and which is based on Sunoco's cost of borrowing. In 2007, the interest rate was 5.9%. A share unit is treated as if it was invested in shares of Sunoco common stock, but it does not have voting rights. If share units are chosen, dividend equivalents are credited in the form of additional share units. Share units are settled in cash, based upon the fair market value of Sunoco common stock at the time of payment. The Plans also provide for the annual crediting of restricted share units, which is a portion of the directors' compensation package.

Directors' Retainer Stock Plan: The Retainer Stock Plan for independent directors allows for the payment of a portion of the independent directors' annual retainer in stock. The retainer is granted to each director after the annual meeting. Any shares issued are restricted, prohibiting the transfer or sale of such shares for one year from the date of issue.

Long-Term Performance Enhancement Plan II: LTPEP II provides that stock option awards under the plan may be made to independent directors of the Company. The stock options generally have a ten-year term and are exercisable two years after the date of grant. The purchase price payable upon exercise of an option will not be less than the fair market value of a share of Sunoco common stock on the date the option is granted. The purchase price may be paid in cash or in shares of common stock. In 2003, the Company discontinued granting stock options to the Company's independent directors.

The Directors' Retainer Stock Plan and LTPEP II, which are equity compensation plans, were approved by the shareholders.

Directors' Deferred Compensation and Benefits Trust: In the event of a change in control, the Directors' Deferred Compensation and Benefits Trust, or the Directors' Trust, may be funded to provide the source of funds for the Company to meet its liabilities under certain benefit plans and arrangements, including Plan I and Plan II. Assets held by the Directors' Trust are subject to the claims of the Company's general creditors under federal and state law in the event of insolvency.

Business Expenses: The directors are reimbursed for their business expenses related to their attendance at Sunoco meetings, including room, meals and transportation to and from board and committee meetings (e.g., commercial flights, trains, cars and parking). When traveling on Sunoco business, a director may occasionally be accompanied by his or her spouse. The director will be imputed income for the spousal flight, which amount is not grossed up for taxes. At times, a director may travel to and from Sunoco meetings on Sunoco corporate aircraft. Directors are also reimbursed for attendance at qualified third-party director education programs.

Directors' Stock Ownership Guidelines: Each independent director is expected to own Sunoco common stock with a market value equal to at least five times the total annual retainer. Included in the determination of stock ownership for purposes of these guidelines are all shares beneficially owned and any share units held under Plan I and Plan II. New directors are allowed a five-year phase-in period to comply with the guidelines. As of December 31, 2007, all independent directors were in compliance with the guidelines.

Directors' & Officers' Indemnification Agreements

Sunoco's bylaws require that Sunoco indemnify its directors and officers, to the extent permitted by Pennsylvania law, against any costs, expenses (including attorneys' fees) and other liabilities to which they may become subject by reason of their service to Sunoco. Sunoco has purchased liability insurance for its directors and officers and has entered into indemnification agreements with its directors and certain key executive officers and other management personnel. This insurance and the indemnification agreements supplement the provisions in Sunoco's Articles of Incorporation which eliminate the potential monetary liability of directors and officers to Sunoco or its shareholders in certain situations as permitted by law.

By Order of the Board of Directors,

Ann C. Mulé
Chief Governance Officer, Assistant General Counsel and Corporate Secretary
Philadelphia, PA
March 17, 2008

Exhibit A

SUNOCO, INC.

LONG-TERM PERFORMANCE ENHANCEMENT PLAN II

(Amended and Restated effective November 1, 2007)

ARTICLE I

Definitions

As used in this Plan, the following terms shall have the meanings herein specified:

1.1 Affiliate—shall mean any entity that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with Sunoco, Inc.

1.2 Board of Directors—shall mean the Board of Directors of Sunoco, Inc.

1.3 Business Combination—shall have the meaning provided herein at Section 1.4(c).

1.4 Change in Control—shall mean the occurrence of any of the following events:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then-outstanding shares of common stock of Sunoco, Inc. (the "Outstanding Company Common Stock") or (2) the combined voting power of the then-outstanding voting securities of Sunoco, Inc. entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); *provided, however*, that, for purposes of this Section (a), the following acquisitions shall not constitute a Change in Control: (A) any acquisition directly from Sunoco, Inc., (B) any acquisition by Sunoco, Inc., (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Sunoco, Inc. or any company controlled by, controlling or under common control with Sunoco, Inc., or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (c)(1), (c)(2) and (c)(3) of this definition;

(b) Individuals who, as of September 6, 2001, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; *provided, however*, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the shareholders of Sunoco, Inc., was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors;

(c) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving Sunoco, Inc. or any of its subsidiaries, a sale or other disposition of all or substantially all of the assets of Sunoco, Inc. or the acquisition of assets or stock of another entity by Sunoco, Inc. or any of its subsidiaries (each, a "Business Combination"), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation that, as a result of such transaction, owns Sunoco, Inc. or all or substantially all of the assets of Sunoco, Inc., either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (2) no

Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of Sunoco, Inc. or such corporation resulting from such Business Combination or any of their respective subsidiaries) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board of Directors providing for such Business Combination; or

(d) Approval by the shareholders of Sunoco, Inc. of a complete liquidation or dissolution of Sunoco, Inc.

1.5 Code—shall mean the Internal Revenue Code of 1986, as amended.

1.6 Committee—shall mean the committee appointed to administer this Plan by the Board of Directors, as constituted from time to time. The Committee shall consist of at least two (2) members of the Board of Directors, each of whom shall meet applicable requirements set forth in the pertinent regulations under Section 16 of the Exchange Act and Section 162(m) of the Code.

1.7 Common Stock—shall mean the authorized and unissued or treasury shares of common stock of Sunoco, Inc.

1.8 Common Stock Units—shall have the meaning provided herein at Section 6.1.

1.9 Company—shall mean Sunoco, Inc., and any Affiliate.

1.10 Corporate Transaction—shall have the meaning provided herein at Section 7.8(b).

1.11 CSU Payout Date—shall have the meaning provided herein at Section 6.9.

1.12 Disaffiliation—shall mean, for purposes of Section 7.8(b) hereof, a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.

1.13 Dividend Equivalents—shall have the meaning provided herein at Section 6.3.

1.14 Dividend Equivalent Account—shall have the meaning provided herein at Section 6.3.

1.15 Employment Termination Date—shall mean the date on which the employment relationship between the Participant and the Company is terminated, or on which the Participant ceases to be a member of the Board of Directors.

1.16 Exchange Act—shall mean the Securities Exchange Act of 1934, as amended.

1.17 Exercise Period—shall have the meaning provided herein at Section 5.3.

1.18 Fair Market Value—shall mean, as of any date and in respect of any share of Common Stock, the opening price on such date of a share of Common Stock (which price shall be the closing price on the previous trading day of a share of Common Stock as reflected in the consolidated trading tables of the Wall Street Journal under the caption "New York Stock Exchange Composite Transactions" or any other publication selected by the Committee). If there is no sale of shares of Common Stock on the New York Stock Exchange for more than ten (10) days immediately preceding such date, the Fair Market Value of the shares of Common Stock shall be as determined by the Committee in such other manner as it may deem appropriate. In no event shall the Fair Market Value of any share of Common Stock be less than its par value.

1.19 Immediate Family Member—shall mean spouse (or common law spouse), siblings, parents, children, stepchildren, adoptive relationships and/or grandchildren of the Participant (and, for this purpose, also shall include the Participant).

1.20 Incentive Stock Options—shall have the meaning provided herein at Section 4.1.

1.21 Incumbent Board—shall have the meaning provided herein at Section 1.4(b).

1.22 Just Cause—shall mean, for any Participant who is a participant in the Sunoco, Inc. Special Executive Severance Plan, "Just Cause" as defined in such plan, and for any other Participant:

(a) the willful and continued failure of the Participant to perform substantially the Participant's duties with the Company (other than any such failure resulting from incapacity due to physical or mental illness or following notice of employment termination by the Participant pursuant to Section 1.34), after a written demand for substantial performance is delivered to the Participant by the Board of Directors or any employee of the Company with supervisory authority over the Participant that specifically identifies the manner in which the Board of Directors or such supervising employee believes that the Participant has not substantially performed the Participant's duties, or

(b) the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Company.

1.23 Limited Rights—shall have the meaning provided herein at Section 5.1.

1.24 Market Price—shall have the meaning provided herein at Section 5.4.

1.25 Option—shall mean Stock Option and/or Incentive Stock Option.

1.26 Option Price—shall mean the purchase price per share of Common Stock deliverable upon the exercise of an Option.

1.27 Optionee—shall mean the holder of an Option.

1.28 Outstanding Company Common Stock—shall have the meaning provided herein at Section 1.4(a).

1.29 Outstanding Company Voting Securities—shall have the meaning provided herein at Section 1.4(a).

1.30 Participant—shall have the meaning provided herein at Section 2.4(a).

1.31 Performance Factors—shall mean the various payout percentages related to the attainment levels of one or more Performance Goals, as determined by the Committee.

1.32 Performance Goals—shall mean the specific targeted amounts of, or changes in, financial or operating goals including: revenues; expenses; net income; operating income; equity; return on equity, assets or capital employed; working capital; shareholder return; operating capacity utilized; production or sales volumes; or throughput. Other financial or operating goals may also be used as determined by the Committee. Such goals may be applicable to the Company as a whole or one or more of its business units and may be applied in total or on a per share, per barrel or percentage basis and on an absolute basis or relative to other companies, industries or indices or any combination thereof, as determined by the Committee.

1.33 Performance Period—shall have the meaning provided herein at Section 6.4.

1.34 Person—shall have the meaning provided herein at Section 1.4(a).

1.35 Plan—shall have the meaning provided herein at Section 2.2.

1.36 Qualifying Termination—shall mean, with respect to the employment of any Participant who is a participant in the Sunoco, Inc. Special Executive Severance Plan, a "Qualifying Termination" as defined in such plan, and with respect to the employment of any other Participant, the following:

(a) a termination of employment by the Company within seven (7) months after a Change in Control, other than for Just Cause, death or permanent disability;

(b) a termination of employment by the Participant within seven (7) months after a Change in Control for one or more of the following reasons:

(1) the assignment to such Participant of any duties inconsistent in a way significantly adverse to such Participant, with such Participant's positions, duties, responsibilities and status with the Company immediately prior to the Change in Control, or a significant reduction in the duties and responsibilities held by the Participant immediately prior to the Change in Control, in each case except in connection with such Participant's termination of employment by the Company for Just Cause; or

(2) a reduction by the Company in the Participant's combined annual base salary and guideline (target) bonus as in effect immediately prior to the Change in Control; or

(3) the Company requires the Participant to be based anywhere other than the Participant's present work location or a location within thirty-five (35) miles from the present location; or the Company requires the Participant to travel on Company business to an extent substantially more burdensome than such Participant's travel obligations during the period of twelve (12) consecutive months immediately preceding the Change in Control;

provided, however, that in the case of any such termination of employment by the Participant under this subparagraph (b), such termination shall not be deemed to be a Qualifying Termination unless the termination occurs within 120 days after the occurrence of the event or events constituting the reason for the termination; or

(c) before a Change in Control, a termination of employment by the Company, other than a termination for Just Cause, or a termination of employment by the Participant for one of the reasons set forth in (b) above, if the affected Participant can demonstrate that such termination or circumstance in (b) above leading to the termination:

(1) was at the request of a third party with which the Company had entered into negotiations or an agreement with regard to a Change in Control; or

(2) otherwise occurred in connection with a Change in Control;

provided, however, that in either such case, a Change in Control actually occurs within one (1) year following the Employment Termination Date.

1.37 Share Change—shall have the meaning provided herein at Section 7.8(b).

1.38 Stock Options—shall have the meaning provided herein at Section 3.1.

1.39 Subsidiary—shall mean any corporation of which, at the time, more than fifty percent (50%) of the shares entitled to vote generally in an election of directors are owned directly or indirectly by Sunoco, Inc. or any subsidiary thereof.

1.40 Sunoco, Inc.—shall mean Sunoco, Inc., a Pennsylvania corporation, and any successor thereto by merger, consolidation, liquidation or purchase of assets or stock or similar transaction.

ARTICLE II

Background, Purpose and Term of Plan; Participation & Eligibility for Benefits

2.1 Background. Effective on December 31, 2001, no further awards shall be made under the Sunoco, Inc. Long-Term Performance Enhancement Plan adopted in May, 1997; *provided, however,* that any rights theretofore granted under that plan shall not be affected.

2.2 Purpose of the Plan. The purposes of this Sunoco, Inc. Long-Term Performance Enhancement Plan II (the "Plan") are to:

(a) better align the interests of shareholders and management of the Company by creating a direct linkage between Participants' rewards and shareholders' gains;

(b) provide management with the ability to increase equity ownership in Sunoco, Inc.;

(c) provide competitive compensation opportunities that can be realized through attainment of performance goals; and

(d) provide an incentive to management for continuous employment with the Company.

It is intended that most awards made under the Plan will qualify as performance-based compensation under Section 162(m) of the Code.

2.3 Term of the Plan. The original Plan was approved by shareholders at Sunoco, Inc.'s 2001 Annual Meeting of Shareholders and first became effective at that time. The amended and re-stated version of the Plan, presented at Sunoco, Inc.'s 2003 Annual Meeting of Shareholders, will become effective upon approval by the holders of a majority of the votes present, in person or represented by proxy, at such meeting. No awards will be made under this Plan after December 31, 2008 unless the Board of Directors extends this date to a date no later than December 31, 2013. The Plan and all awards made under the Plan prior to such date (or extended date) shall remain in effect until such awards have been satisfied or terminated in accordance with the Plan and the terms of such awards.

2.4 Administration. The Plan shall be administered by the Committee, which shall have the authority, in its sole discretion and from time to time to:

(a) designate the employees or directors, or classes of employees or directors, eligible to participate in the Plan (each such employee or director being, a "Participant");

(b) grant awards provided in the Plan in such form and amount as the Committee shall determine;

(c) impose such limitations, restrictions and conditions upon any such award as the Committee shall deem appropriate; and

(d) interpret the Plan, adopt, amend and rescind rules and regulations relating to the Plan, and make all other determinations and take all other action necessary or advisable for the implementation and administration of the Plan.

The decisions and determinations of the Committee on all matters relating to the Plan shall be in its sole discretion and shall be conclusive. No member of the Committee shall be liable for any action taken or not taken or decision made or not made in good faith relating to the Plan or any award thereunder.

2.5 Eligibility for Participation. Participants in the Plan shall be:

(a) non-employee members of the Board of Directors; and

(b) those officers and other key employees occupying responsible managerial or professional positions at the Company, and capable of substantially contributing to its success.

In making this selection and in determining the amount of awards, the Committee shall consider any factors deemed relevant, including the individual's functions, responsibilities, value of services to the Company and past and potential contributions to its profitability and sound growth.

2.6 Types of Awards Under the Plan. Awards under the Plan may be in the form of any one or more of the following:

(a) Stock Options, as described in Article III;

(b) Incentive Stock Options, as described in Article IV;

(c) Limited Rights, as described in Article V; and/or

(d) Common Stock Units, as described in Article VI.

2.7 Aggregate Limitation on Awards. Shares of stock which may be issued under the Plan shall be Common Stock. The maximum number of shares of Common Stock authorized for issuance under the Plan as originally adopted by the shareholders at Sunoco, Inc.'s 2001 Annual Meeting was four million (4,000,000) [now eight million (8,000,000) as a result of the two-for-one stock split on August 1, 2005 ("2005 Stock Split")]. No Option may be granted if the number of shares of Common Stock to which such Option relates, when added to the number of shares of Common Stock previously issued under the Plan, exceeds the number of such shares reserved under the preceding sentence. For purposes of calculating the maximum number of shares of Common Stock which may be issued under the Plan:

(a) all the shares issued (including the shares, if any, withheld for tax withholding requirements) shall be counted when cash is used as full payment for shares issued upon exercise of an Option;

(b) only the shares issued (including the shares, if any, withheld for tax withholding requirements) net of shares of Common Stock used as full or partial payment for such shares upon exercise of an Option, shall be counted; and

(c) only the shares issued (including the shares, if any, withheld for tax withholding) upon vesting and payment of Common Stock Units, shall be counted.

In addition to shares of Common Stock actually issued pursuant to the exercise of Options, there shall be deemed to have been issued a number of shares equal to the number of shares of Common Stock in respect of which Limited Rights (as described in Article V) shall have been exercised. Shares tendered by a Participant as payment for shares issued upon exercise of an Option shall be available for issuance under the Plan. Any shares distributed pursuant to an Option may consist, in whole or in part, of authorized and unissued shares or treasury shares including shares of Common Stock acquired by purchase in the open market or in private transactions. Any shares of Common Stock subject to an Option, which for any reason is terminated, unexercised or expires shall again be available for issuance under the Plan, but shares subject to an Option that, as a result of the exercise of Limited Rights, are not issued, shall not be available for issuance under the Plan.

(d) The maximum number of Options that shall be granted in any calendar year to a Participant shall be four hundred thousand (400,000) [now eight hundred thousand (800,000) as a result of the 2005 Stock Split].

(e) The maximum number of Common Stock Units granted in any calendar year to a Participant shall be one hundred fifty thousand (150,000) [now three hundred thousand (300,000) as a result of the 2005 Stock Split].

(f) The maximum number of Common Stock Units granted under the Plan will be two million (2,000,000) [now four million (4,000,000) as a result of the 2005 Stock Split].

The share limits set forth in this Section 2.7 shall be adjusted to reflect any capitalization changes as discussed in Section 7.8.

ARTICLE III

Stock Options

3.1 Award of Stock Options. The Committee, from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, may grant to any Participant in the Plan one or more options to purchase for cash or shares the number of shares of Common Stock ("Stock Options") allotted by the Committee. The date a Stock Option is granted shall mean the date selected by the Committee as of which the Committee allots a specific number of options to a Participant pursuant to the Plan.

3.2 Stock Option Agreements. The grant of a Stock Option shall be evidenced by a written Stock Option Agreement, executed by the Company and the holder of a Stock Option, stating the number of shares of Common Stock subject to the Stock Option evidenced thereby, and in such form as the Committee may from time to time determine.

3.3 Stock Option Price. The Option Price per share of Common Stock deliverable upon the exercise of a Stock Option shall be not less than the closing price of a share of Common Stock on the date the Stock Option is granted, as reflected in the consolidated trading tables of the Wall Street Journal under the caption 'New York Stock Exchange Composite Transactions' or any other publication selected by the Committee). If there is no sale of shares of Common Stock on the New York Stock Exchange for more than ten (10) days immediately preceding such date, the Option Price shall be as determined by the Committee in such other manner as it may deem appropriate. In no event shall the Option Price of any share of Common Stock be less than its par value.

3.4 Term and Exercise. The term and the vesting schedule of the Stock Options shall be determined by the Committee. However, except as otherwise provided in Section 3.11, no Stock Option may be exercisable before the first anniversary of the date of grant or after the tenth anniversary of the date of grant. No Stock Option shall be exercisable after the expiration of its term.

3.5 Transferability. No Stock Option may be transferred by the Participant other than by will, by the laws of descent and distribution or, to the extent not inconsistent with the applicable provisions of the Code, pursuant to a domestic relations order under applicable provisions of law, and during the Participant's lifetime the option may be exercised only by the Participant; *provided, however,* that, subject to such limits as the Committee may establish, the Committee, in its discretion, may allow the Participant to transfer a Stock Option for no consideration to, or for the benefit of, an Immediate Family Member or to a bona fide trust for the exclusive benefit of such Immediate Family Members, or a partnership or limited liability company in which such Immediate Family Members are the only partners or members.

Such transfer may only be effected following the advance written notice from the Participant to the Committee, describing the terms and conditions of the proposed transfer, and such transfer shall become effective only when recorded in the Company's record of outstanding Stock Options. Any such transferable Stock Option is further conditioned on the Participant and such Immediate Family Member or other transferee agreeing to abide by the Company's then-current Stock Option transfer guidelines. In the discretion of the Committee, the foregoing right to transfer a Stock Option also will apply to the right to transfer ancillary rights associated with such Stock Option, and to the right to consent to any amendment to the applicable Stock Option Agreement.

Subsequent transfers shall be prohibited except in accordance with the laws of descent and distribution, or by will. Following transfer, any such Stock Options shall continue to be subject to the same terms and conditions as were applicable immediately prior to transfer, and the terms "Optionee" or "Participant" shall be deemed to include the transferee; *provided, however,* that the events of termination of employment of Sections 3.8 ("Retirement or Disability"), 3.9 ("Termination for Other Reasons") and 3.10 ("Death of Optionee") hereof shall continue to be applied with respect to the original Optionee, following which the options shall be exercisable by the transferee only to the extent, and for the respective periods specified therein. Neither the Committee nor the Company will have any obligation to inform any transferee of a Stock Option or stock appreciation right of any expiration, termination, lapse or acceleration of such Option. The Company will have no obligation to register with any federal or state securities commission or agency any Common Stock issuable or issued under a Stock Option or stock appreciation right that has been transferred by a Participant under this Section 3.5.

3.6 Manner of Payment. Each Stock Option Agreement shall set forth the procedure governing the exercise of the Stock Option granted thereunder, and shall provide that, upon such exercise in respect of any shares of Common Stock subject thereto, the Optionee shall pay to the Company, in full, the Option Price for such shares (together with payment for any taxes which the Company is required by law to withhold by reason of such exercise) with cash or with Common Stock. All shares of Common Stock issued under this Plan, or any other Company plan, must be held at least six (6) months before they may be used as payment of the Option Price.

3.7 Issuance and Delivery of Shares. As soon as practicable after receipt of payment, the Company shall deliver to the Optionee a certificate or certificates for, or otherwise register the Optionee on the books and records of the Company as a holder of, such shares of Common Stock. The Optionee shall become a shareholder of Sunoco, Inc. with respect to the Common Stock so registered, or represented by share certificates so issued, and as such shall be fully entitled to receive dividends, to vote and to exercise all other rights of a shareholder except to the extent otherwise provided in the Option award.

(a) Notwithstanding the foregoing, and at the discretion of the Committee, any Optionee subject to minimum stock ownership guidelines (as established from time to time by the Committee or the Company), but failing to meet the applicable personal ownership requirement within the prescribed period may, upon exercise of the Options, receive a number of shares of

Common Stock subject to the following restrictions which shall remain in place until compliance with such ownership guidelines is attained:

(1) The number of shares subject to the restrictions shall be equal to the total number of shares received in the exercise of the Options, minus the sum of:

(i) to the extent that shares received upon exercise of the Option are used to pay the Option Price, the number of shares which have a Fair Market Value on the date of the Option exercise equal to the total amount paid for all the shares received in the Option exercise; and

(ii) to the extent that shares received upon exercise of the Option are used to pay taxes and brokerage fees, the number of shares which have a Fair Market Value on the date of the Option exercise equal to the applicable federal, state and local withholding tax on the total Option exercise and any brokerage commission or interest charges, if applicable to the exercise.

(2) Other than transfers to family members or trusts that are permitted in accordance with the applicable stock ownership guidelines, and that will not result in a reduction in the level of ownership attributable to the Participant under such guidelines, the Optionee shall be prohibited from effecting the sale, exchange, transfer, pledge, hypothecation, gift or other disposition of such shares of Common Stock until the earlier of:

(i) attainment of compliance with applicable stock ownership guidelines;

(ii) the Optionee's death, retirement, or permanent disability (as determined by the Committee); or

(iii) occurrence of the Optionee's Employment Termination Date, for any reason other than Just Cause.

Notwithstanding the foregoing, six (6) months after the exercise of the Stock Option, such shares of Common Stock may be used as payment of the Option Price of shares issued upon the exercise of other Stock Options. However, all such shares issued will be restricted shares.

(3) The restrictions shall apply to any new, additional or different securities the Optionee may become entitled to receive with respect to such shares by virtue of a stock split or stock dividend or any other change in the corporate or capital structure of the Company.

(b) Until such time as the restrictions hereunder lapse, the shares will be held in "book-entry form" and appropriate notation of these restrictions will be maintained in the records of the Company's transfer agent and registrar. Any share certificate representing such shares will bear a conspicuous legend evidencing these restrictions, and the Company may require the Optionee to deposit the share certificate with the Company or its agent, endorsed in blank or accompanied by a duly executed irrevocable stock power or other instrument of transfer.

3.8 Retirement or Disability. Upon termination of the Optionee's employment by reason of retirement or permanent disability (as each is determined by the Committee), the Optionee may, within sixty (60) months from the date of termination, exercise any Stock Options to the extent such options are exercisable during such 60-month period.

3.9 Termination for Other Reasons.

(a) Stock Options Granted Before November 1, 2007. For Stock Options granted before November 1, 2007, except as provided in Sections 3.8 and 3.10, or except as otherwise determined by the Committee, upon termination of an Optionee's employment, all unvested Stock Options shall terminate immediately, and all vested Stock Options shall terminate:

(1) immediately, in the case of an Optionee terminated by the Company for Just Cause; or

(2) upon the expiration of ninety (90) calendar days following the occurrence of the Optionee's Employment Termination Date, other than for Just Cause;

provided, however, that the Limited Rights awarded in tandem with such Stock Options shall not terminate and such Limited Rights shall remain exercisable during the Exercise Period for any Optionee whose employment relationship with the Company has been terminated as a result of any Qualifying Termination.

(b) Stock Options Granted On and After November 1, 2007. For Stock Options granted on or after November 1, 2007, except as provided in Sections 3.8 and 3.10, or except otherwise determined by the Committee, upon termination of an Optionee's employment, all unvested Stock Options shall terminate immediately, and all vested Stock Options shall terminate:

(1) immediately, in the case of an Optionee terminated by the Company for Just Cause; or

(2) (A) if such termination of employment occurs prior to a Change in Control or following the two-year anniversary of a Change in Control, upon the expiration of ninety (90) calendar days following the occurrence of the Optionee's Employment Termination Date and (B) if such termination of employment occurs within two (2) years after a Change in Control, upon the expiration of one (1) year following the occurrence of the Optionee's Employment Termination Date, other than, in the case of each clause (A) and clause (B), a termination of employment for Just Cause (in which clause (1) shall apply);

provided, however, that the Limited Rights awarded in tandem with such Stock Options shall not terminate and such Limited Rights shall remain exercisable during the Exercise Period for any Optionee whose employment relationship with the Company has been terminated as a result of any Qualifying Termination.

3.10 Death of Optionee. Any rights in respect of Stock Options to the extent exercisable on the date of the Optionee's death may be exercised by the Optionee's estate or by any person that acquires the legal right to exercise such Stock Option by bequest, inheritance, or otherwise by reason of the death of the Optionee. Any such exercise to be valid must occur within the remaining option term of the Stock Option. The foregoing provisions of this Section 3.10 shall apply to an Optionee who dies while employed by the Company and to an Optionee whose employment may have terminated prior to death; *provided, however*, that:

(a) an Optionee who dies while employed by the Company will be treated as if the Optionee had retired on the date of death. Accordingly, the Optionee's estate or a person who acquires the right to exercise such Stock Option by bequest or inheritance will have the right to exercise the Stock Option in accordance with Section 3.8; or

(b) the estate or a person who acquires the right to exercise a Stock Option by bequest or inheritance from an Optionee who dies after terminating employment with the Company will have the remainder of any exercise period provided under Sections 3.8 and 3.9.

3.11 Acceleration of Options. Notwithstanding any provisions to the contrary in agreements evidencing Options granted thereunder or in this Plan, each outstanding Option shall become immediately and fully exercisable upon the occurrence of any Change in Control.

3.12 Effect of Exercise. The exercise of any Stock Options shall cancel that number of related Limited Rights, if any, which is equal to the number of shares of Common Stock purchased pursuant to said Options.

ARTICLE IV

Incentive Stock Options

4.1 Award of Incentive Stock Options. The Committee, from time to time, and subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, may grant to any Participant in the Plan one or more "incentive stock options" (intended to qualify as such under the provisions of Section 422 of the Code ("Incentive Stock Options")) to purchase for cash or shares the number of shares of Common Stock allotted by the Committee. The date an Incentive Stock Option is granted shall mean the date selected by the Committee as of which the Committee allots a specific number of options to a Participant pursuant to the Plan. Notwithstanding the foregoing, Incentive Stock Options shall not be granted to any owner of ten percent (10%) or more of the total combined voting power of Sunoco, Inc. and its subsidiaries (within the meaning of Section 424(f) of the Code).

4.2 Incentive Stock Option Agreements. The grant of an Incentive Stock Option shall be evidenced by a written Incentive Stock Option Agreement, executed by the Company and the holder of an Incentive Stock Option stating the number of shares of Common Stock subject to the Incentive Stock Option evidenced thereby, and in such form as the Committee may from time to time determine.

4.3 Incentive Stock Option Price. The Option Price per share of Common Stock deliverable upon the exercise of an Incentive Stock Option shall be not less than the closing price of a share of Common Stock on the date the Incentive Stock Option is granted, as reflected in the consolidated trading tables of the Wall Street Journal under the caption 'New York Stock Exchange Composite Transactions' or any other publication selected by the Committee). If there is no sale of shares of Common Stock on the New York Stock Exchange for more than ten (10) days immediately preceding such date, the Option Price shall be as determined by the Committee in such other manner as it may deem appropriate. In no event shall the Option Price of any share of Common Stock be less than its par value.

4.4 Term and Exercise. The term and the vesting schedule of the Incentive Stock Option shall be determined by the Committee. However, no Incentive Stock Option may be exercisable before the first anniversary of the date of grant or after the tenth anniversary of such date. No Incentive Stock Option shall be exercisable after the expiration of its term.

4.5 Limits on Incentive Stock Options. Each Incentive Stock Option shall provide that, if the aggregate Fair Market Value of the stock on the date of grant with respect to which Incentive Stock Options are exercisable for the first time by an Optionee during any calendar year, under this Plan or any other stock option plan of Sunoco, Inc. and its subsidiaries (within the meaning of Section 424(f) of the Code) exceeds One Hundred Thousand Dollars ($100,000.00), then the Option, as to the excess shall be treated as a non-qualified stock option. An Incentive Stock Option shall not be granted to any person who is not an "employee" of the Company (within the meaning of Section 424(f) of the Code).

4.6 Retirement or Disability. Upon the termination of the Optionee's employment by reason of retirement or permanent disability (as each is determined by the Committee), the Optionee may, within sixty (60) months from the date of such termination of employment, exercise any Incentive Stock Options to the extent such Incentive Stock Options are exercisable during such 60-month period. Notwithstanding the foregoing, the tax treatment available pursuant to Section 422 of the Code upon the exercise of an Incentive Stock Option will not be available to an Optionee who exercises any Incentive Stock Option more than:

(a) twelve (12) months after the date of termination of employment due to permanent disability; or

(b) three (3) months after the date of termination of employment due to retirement.

4.7 Termination for Other Reasons. Except as provided in Sections 4.6 and 4.8, or except as otherwise determined by the Committee, upon termination of an Optionee's employment, all unvested Incentive Stock Options shall terminate immediately, and all vested Incentive Stock Options shall terminate:

(a) immediately, in the case of an Optionee terminated by the Company for Just Cause; or

(b) upon the expiration of ninety (90) calendar days following the date of termination of an Optionee's employment other than for Just Cause;

provided, however, that the Limited Rights awarded in tandem with such Incentive Stock Options shall not terminate and such Limited Rights shall remain exercisable during the Exercise Period for any Optionee whose employment relationship with the Company has been terminated as a result of any Qualifying Termination.

4.8 Death of Optionee. Any rights in respect of Incentive Stock Options to the extent exercisable on the date of the Optionee's death may be exercised by the Optionee's estate or by any person that acquires the legal right to exercise such Stock Option by bequest, inheritance, or otherwise by reason of the death of the Optionee. Any such exercise to be valid must occur within the remaining option term of the Incentive Stock Option. The foregoing provisions of this Section 4.8 shall apply to an Optionee who dies while employed by the Company and to an Optionee whose employment may have terminated prior to death; *provided, however*, that:

(a) an Optionee who dies while employed by the Company will be treated as if the Optionee had retired on the date of death. Accordingly, the Optionee's estate or a person who acquires the right to exercise such Incentive Stock Option by bequest or inheritance will have the right to exercise the Incentive Stock Option in accordance with Section 4.6; or

(b) the estate or a person who acquires the right to exercise a stock option by bequest or inheritance from an Optionee who dies after terminating employment with the Company will have the remainder of any exercise period provided under Section 4.6 and 4.7.

4.9 Applicability of Stock Options Selections. Section 3.6 ("Manner of Payment"), Section 3.7 ("Issuance and Delivery of Shares"), Section 3.11 ("Acceleration of Options") and Section 3.12 ("Effect of Exercise"), applicable to Stock Options, shall apply equally to Incentive Stock Options. Said Sections are incorporated by reference in this Article IV as though fully set forth herein.

ARTICLE V

Limited Rights

5.1 Award of Limited Rights. Concurrently with or subsequent to the award of any Option, the Committee may, subject to the provisions of the Plan and such other terms and conditions as the Committee may prescribe, award to the Optionee with respect to each Option, a related limited right permitting the Optionee, during a specified limited time period, to be paid the appreciation on the Option in lieu of exercising the Option ("Limited Right").

5.2 Limited Rights Agreement. Limited Rights granted under the Plan shall be evidenced by written agreements in such form as the Committee may from time to time determine.

5.3 Exercise Period and Time of Payment. Limited Rights are immediately exercisable in full upon the occurrence of a Change in Control through the period ending on the earlier of (a) seven (7) months following the date of a Change in Control or (b) seventy (70) days following the end of the calendar year in which the date of such Change in Control occurs (the "Exercise Period"). Payment of Limited Rights shall be made no later than two and one half (2½) months following the end of the calendar year in which the date of such Change in Control occurs.

5.4 Amount of Payment. The amount of payment to which an Optionee shall be entitled upon the exercise of each Limited Right shall be equal to 100% of the amount, if any, which is equal to the difference between the Option Price of the related Option and the Market Price of a share of such Common Stock. "Market Price" is defined to be the greater of:

(a) the highest price per share of Common Stock paid in connection with any Change in Control during the period from the sixtieth (60th) calendar day immediately prior to the Change in Control through the earlier of (1) the ninetieth (90th) calendar day following the Change in Control or (2) the seventieth (70th) day following the end of the calendar year in which the date of such Change in Control occurs; and

(b) the highest trading price per share of Common Stock reflected in the consolidated trading tables of The Wall Street Journal (presently the New York Stock Exchange Composite Transactions quotations) during the 60-day period immediately prior to the Change in Control.

5.5 Form of Payment. Payment of the amount to which an Optionee is entitled upon the exercise of Limited Rights, as determined pursuant to Section 5.4, shall be made solely in cash.

5.6 Effect of Exercise. If Limited Rights are exercised, the Stock Options, if any, related to such Limited Rights cease to be exercisable to the extent of the number of shares with respect to which the Limited Rights were exercised. Upon the exercise or termination of the Options, if any, related to such Limited Rights, the Limited Rights granted with respect thereto terminate to the extent of the number of shares as to which the related Options were exercised or terminated; *provided, however,* that with respect to Options that are terminated as a result of the termination of the Optionee's employment status, the Limited Rights awarded in tandem therewith shall not terminate and such Limited Rights shall remain exercisable during the Exercise Period for any Optionee whose employment relationship with the Company has been terminated as a result of any Qualifying Termination.

5.7 Retirement or Disability. Upon termination of the Optionee's employment by reason of permanent disability or retirement (as each is determined by the Committee), the Optionee may, within six (6) months from the date of termination, exercise any Limited Rights to the extent such Limited Right is exercisable during such six-month period.

5.8 Death of Optionee or Termination for Other Reasons. Except as provided in Sections 5.7 and 5.9 or except as otherwise determined by the Committee, all Limited Rights granted under the Plan shall terminate upon the termination of the Optionee's employment or upon the death of the Optionee.

5.9 Termination Related to a Change in Control. The requirement that an Optionee be terminated by reason of retirement or permanent disability or be employed by the Company at the time of exercise pursuant to Sections 5.7 and 5.8 respectively, is waived during the Exercise Period as to any Optionee whose employment relationship with the Company has been terminated as a result of any Qualifying Termination.

ARTICLE VI

Common Stock Units

6.1 Award of Common Stock Units. The Committee, from time to time, and subject to the provisions of the Plan, may grant to any Participant in the Plan rights to receive shares of Common Stock which are subject to a risk of forfeiture by the Participant ("Common Stock Units"). At the time it grants any Common Stock Units, the Committee shall determine whether the payment of such Common Stock Units shall be conditioned upon either:

(a) the Participant's continued employment with the Company throughout a stated period (Section 6.4); or

(b) the attainment of certain predetermined performance objectives during a stated period (Section 6.5).

The date Common Stock Units are granted shall mean the date selected by the Committee as of which the Committee allots a specific number of Common Stock Units to a Participant pursuant to the Plan.

6.2 Common Stock Unit Agreements. Common Stock Units granted under the Plan shall be evidenced by written agreements stating the number of Common Stock Units evidenced thereby or in such form and as the Committee may from time to time determine.

6.3 Dividend Equivalents. A holder of Common Stock Units will be entitled to receive payment from the Company in an amount equal to each cash dividend ("Dividend Equivalent") Sunoco, Inc. would have paid to such holder had he, on the record date for payment of such dividend, been the holder of record of shares of Common Stock equal to the number of Common Stock Units which had been awarded to such holder as of the close of business on such record date. The Company shall establish a bookkeeping account on behalf of each Participant in which the Dividend Equivalents that would have been paid to the holder of Common Stock Units ("Dividend Equivalent Account") shall be credited. The Dividend Equivalent Account will not bear interest.

6.4 Performance Period. Upon making an award, the Committee shall determine (and the Common Stock Unit Agreement shall state) the length of the applicable period during which employment must be maintained or certain performance targets must be attained (the "Performance Period"). Performance Periods will normally be from three (3) to five (5) years; *provided, however*, that the Committee at its sole discretion may establish other time periods; *and further provided* that the Performance Period for an award conditioned upon a Participant's continued employment with the Company shall not be less than three (3) years.

6.5 Performance Goals. Common Stock Units and the related Dividend Equivalent Account earned may be based upon the attainment of Performance Goals established by the Committee in accordance with Section 162(m) of the Code. Within the first ninety (90) days of the Performance Period, the Committee shall establish, in writing, the weighted Performance Goals and related Performance Factors for various goal achievement levels for the Company. In establishing the weighted Performance Goals, the Committee shall take the necessary steps to insure that the Company's ability to achieve the pre-established goals is uncertain at the time the goals are set. The established written Performance Goals, assigned weights, and Performance Factors shall be written in terms of an objective formula, whereby any third party having knowledge of the relevant Company performance results could calculate the amount to be paid. Such Performance Goals may vary by Participant and by grant.

The number of Common Stock Units and Dividend Equivalents earned will be equal to the amounts awarded multiplied by the applicable Performance Factors. However, the Committee shall have the discretion, by Participant and by grant, to reduce (but not to increase) some or all of the amount that would otherwise be payable by reason of the satisfaction of the Performance Goals. In making any such determination, the Committee is authorized to take into account any such factor or factors it determines are appropriate, including but not limited to Company, business unit and individual performance.

6.6 Payment of Common Stock Units and Dividend Equivalent Account. Payment in respect of Common Stock Units earned (as determined under Sections 6.4 and 6.5) shall be made to the holder thereof within two and one-half (2½) months after the Performance Period for such units has ended, but only to the extent that the Committee certifies in writing that the continuing employment and/or any applicable performance targets have been met.

Except as may be otherwise provided by Section 6.9, payment for Common Stock Units earned shall be made either in shares of Common Stock, or in cash, at the sole discretion of the Committee. The medium of payment, whether in shares of Common Stock or in cash, shall be set forth in the Committee's resolution granting the Common Stock Units and in the Agreement with the Participant.

For an award of Common Stock Units to be paid out in shares, the number of shares paid shall be equal to the number of Common Stock Units earned. The holder may elect to reduce this amount by the number of shares of Common Stock which have, on the date the Common Stock Units are paid, a Fair Market Value equal to the applicable federal, state and local withholding tax due on the receipt of Common Stock, in lieu of making a cash payment equal to the amount of such withholding tax due.

For an award of Common Stock Units to be settled in cash, the amount of cash paid shall be equal to the number of Common Stock Units earned multiplied by the average closing price for a share of Common Stock as published in the Wall Street Journal (under the caption "New York Stock Exchange Composite Transactions") or any other publication selected by the Committee for the period of ten (10) trading days immediately prior to such date following the lapse of the Performance Period, and the satisfaction of any other applicable conditions established by the Committee at the time of grant, that the Participant first becomes entitled to receive such payment. Such amount will be reduced by applicable federal, state and local withholding tax due.

A holder of Common Stock Units (whether or not such Common Stock Units are to be paid out in Common Stock, or settled in cash) will be entitled to receive from the Company, within two and one-half (2½) months after the Performance Period, payment of an amount in cash equal to the Dividend Equivalent Account earned (as determined under Sections 6.4 and 6.5) by the holder minus applicable federal, state and local withholding tax due.

(a) Notwithstanding the foregoing, and at the discretion of the Committee, any Participant subject to minimum stock ownership guidelines (as established from time to time by the Committee or the Company), but failing to meet the applicable personal ownership requirement within the prescribed period may receive a number of shares of Common Stock upon payment of the Common Stock Units, subject to the following restrictions which shall remain in place until compliance with such ownership guidelines is attained:

(1) The number of shares subject to the restrictions shall be equal to the total number of Common Stock Units being paid out, minus the number of shares of Common Stock used to pay applicable federal, state and local withholding tax on the total payment of such Common Stock Units.

(2) Other than transfers to family members or trusts that are permitted in accordance with the applicable stock ownership guidelines, and that will not result in a reduction in the level of ownership attributable to the Participant under such guidelines, the Participant shall

be prohibited from effecting the sale, exchange, transfer, pledge, hypothecation, gift or other disposition of such shares of Common Stock until the earlier of:

(i) attainment of compliance with applicable stock ownership guidelines;

(ii) the Participant's death, retirement, or permanent disability (as determined by the Committee); or

(iii) occurrence of the Participant's Employment Termination Date, for any reason other than Just Cause.

(3) These restrictions shall apply to any new, additional or different securities the Participant may become entitled to receive with respect to such shares by virtue of a stock split or stock dividend or any other change in the corporate or capital structure of the Company.

(b) Until such time as the restrictions hereunder lapse, the shares will be held in "book-entry form" and appropriate notation of these restrictions will be maintained in the records of the Company's transfer agent and registrar. Any share certificate representing such shares will bear a conspicuous legend evidencing these restrictions, and the Company may require the Participant to deposit the share certificate with the Company or its agent, endorsed in blank or accompanied by a duly executed irrevocable stock power or other instrument of transfer.

6.7 Death, Disability or Retirement.

(a) In the case of an award of Common Stock Units made pursuant to Section 6.1(a) hereof and conditioned upon the Participant's continued employment, upon the occurrence of a Participant's death or permanent disability (as determined by the Committee) prior to the end of the Performance Period, the conditions to payout, if any, shall be determined by the Committee and shall be set forth in the agreement granting the Common Stock Units, and shall be paid on the first day of the second month following the date of the Participant's death or the date of determination of permanent disability.

(b) In the case of an award of Common Stock Units made pursuant to Section 6.1(b) hereof and conditioned upon the attainment of certain predetermined performance objectives, upon the occurrence of a Participant's Employment Termination Date, by reason of death, permanent disability or retirement (as each is determined by the Committee) prior to the end of the Performance Period, no portion of the Participant's Common Stock and the Dividend Equivalent Account related to such award shall be forfeited, and the Common Stock Units, together with related Dividend Equivalents, shall be paid out as though such Participant continued to be an employee or director of the Company through any applicable Performance Period, and as, if, and when the applicable Performance Goals have been met.

6.8 Termination of Employment. Except as provided in Sections 6.7 and 6.9, or as determined by the Committee, 100% of all Common Stock Units of a Participant under the Plan shall be forfeited and the Dividend Equivalent Account shall be forfeited upon the occurrence of the Participant's Employment Termination Date prior to the end of the Performance Period, and in such event the Participant shall not be entitled to receive any Common Stock or any payment of the Dividend Equivalent Account regardless of the level of Performance Goals achieved for the respective Performance Periods.

6.9 Change in Control. In the event of a Change in Control, Common Stock Units shall be paid to the Participant no later than the earlier of (i) ninety (90) days following the date of occurrence of such Change in Control or (ii) two and one-half (2½) months following the end of the calendar year in which occurs the date of such Change in Control (the "CSU Payout Date"), regardless of whether the applicable Performance Period has expired or whether the applicable Performance Goals have been met. For a Change in Control occurring within the first consecutive twelve-month period following the date of grant, the number of performance-based Common Stock Units paid out with regard to such grant shall be equal to the total number of Common Stock Units outstanding in such grant as the Change in Control, not adjusted for any Performance Factors described in Section 6.5. For a Change in Control occurring after the first consecutive twelve-month period following the date of grant, the number of performance-based Common Stock Units paid out with regard to such grant shall be the greater of (i) the total number of Common Stock Units outstanding in such grant as of the Change in Control, not adjusted for any Performance factors described in Section 6.5 or (ii) the total number of such Common Stock Units outstanding in such grant, multiplied by the applicable Performance Factors related to the Company's actual performance immediately prior to the Change in Control. In the case of an award of Common Stock Units conditioned upon the Participant's continued employment, the total number of Common Stock Units outstanding in such grant as of the Change in Control shall be paid to the Participant. The Participant's Common Stock Units shall be payable to the Participant in cash or stock, as determined by the Committee prior to the Change in Control, as follows:

(a) if the Participant is to receive stock, the Participant will receive shares of Common Stock equal in number to the total number of Common Stock Units as stated above in this Section 6.9; or

(b) if the Participant is to receive cash, the Participant will be paid an amount in cash equal to the number of Common Stock Units stated above in this Section 6.9 multiplied by the Market Price as defined in Section 5.4; provided that for purposes of this Section 6.9(b), the determination under Section 5.4(a) will be made for the period set forth in the first sentence of this Section 6.9. Such amount will be reduced by the applicable federal, state and local withholding taxes due.

On or before the CSU Payout Date, the Participant will be paid an amount in cash equal to the applicable Dividend Equivalents on the number of Common Stock Units being paid pursuant to this Section 6.9 for the time period immediately preceding the Change in Control. Payout of Common Stock Units and the Dividend Equivalents shall be made to each Participant:

(c) who is employed by the Company on the CSU Payout Date; or

(d) whose employment relationship with the Company is terminated:

(1) as a result of any Qualifying Termination prior to the CSU Payout Date; or

(2) as a result of death, permanent disability or retirement (as each is determined by the Committee), that has occurred prior to the CSU Payout Date.

The Committee may establish, at the time of the grant of Common Stock Units, other conditions which must be met for payout to occur. These conditions shall be set forth in the Committee's resolution granting the Common Stock Units and in the Agreement with the holders.

ARTICLE VII

Miscellaneous

7.1 General Restriction. Each award under the Plan shall be subject to the requirement that if, at any time, the Committee shall determine that:

(a) the listing, registration or qualification of the shares of Common Stock subject or related thereto upon any securities exchange or under any state or Federal law; or

(b) the consent or approval of any government regulatory body; or

(c) an agreement by the recipient of an award with respect to the disposition of shares of Common Stock,

is necessary or desirable as a condition of, or in connection with, the granting of such award or the issue or purchase of shares of Common Stock thereunder, then such award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

7.2 Non-Assignability. Awards under the Plan shall not be assignable or transferable by the recipient thereof, except by will or by the laws of descent and distribution except as otherwise determined by the Committee. Accordingly, during the life of the recipient, such award shall be exercisable only by such person or by such person's guardian or legal representative, unless the Committee determines otherwise.

7.3 Right to Terminate Employment; Effect of Disaffiliation. Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any Participant the right to continue in the employment of the Company, to continue to be nominated or serve on the Board of Directors, or affect any right which the Company may have to terminate the employment of such Participant. If an Affiliate ceases to be an Affiliate as a result of the sale or other disposition by Sunoco, Inc. or one of its continuing Affiliates of its ownership interest in the former Affiliate, or otherwise, then individuals who remain employed by such former Affiliate thereafter shall be considered for all purposes under the Plan to have terminated their employment relationship with the Company.

7.4 Non-Uniform Determinations. The Committee's determinations under the Plan (including without limitation, determinations of the persons to receive awards, the form, amount and timing of such awards, the terms and provisions of such awards, and the agreements evidencing same) need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, awards under the Plan, whether or not such persons are similarly situated.

7.5 Rights as a Shareholder. The recipient of any award under the Plan shall have no rights as a shareholder with respect thereto unless and until shares of Common Stock are issued on behalf of such recipient in "book-entry" form, in the records of the Company's transfer agent and registrar, or certificates have been issued for such shares.

7.6 Leaves of Absence. The Committee shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence taken by the recipient of any award. Without limiting the generality of the foregoing, the Committee shall be entitled to determine (a) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan and (b) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any recipient who takes such leaves of absence.

7.7 Newly Eligible Employees. The Committee shall be entitled to make such rules, regulations, determinations and awards as it deems appropriate in respect of any employee who becomes eligible to participate in the Plan or any portion thereof after the commencement of an award or incentive period.

7.8 Adjustments.

(a) In the event of a stock dividend, stock split, reverse stock split, share combination, or recapitalization or similar event affecting the capital structure of the Company (each a "Share Change"), the Committee or Board of Directors shall make an equitable and proportionate anti-dilution adjustment to offset any resultant change in the per-share price of the Company's Common Stock, and preserve the intrinsic value of Stock Options, Common Stock Units and other awards theretofore granted under the Plan. Such mandatory adjustment may include a change in one or more of the following: (1) the aggregate number of shares of Common Stock reserved for issuance and delivery under the Plan; (2) the number of shares of Common Stock or other securities subject to outstanding awards under the Plan; (3) the exercise price of outstanding Options; and (4) other similar matters.

(b) In the event of a merger, amalgamation, consolidation, acquisition of property or shares, separation, spinoff, other distribution of stock or property (including any extraordinary cash or stock dividend), reorganization, stock rights offering, liquidation, Disaffiliation, or similar event affecting the Company or any of its Subsidiaries (each, a "Corporate Transaction"), the Committee or the Board of Directors may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (1) the aggregate number and kind of shares of Common Stock or other securities reserved for issuance and delivery under the Plan, (2) the number and kind of shares of Common Stock or other securities subject to outstanding awards under the Plan; and (3) the exercise price of outstanding Options, (4) the cancellation of outstanding awards granted under the Plan in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such awards, as determined by the Committee or the Board of Directors in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which holders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee or the Board of Directors that the value of an Option shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share of Common Stock pursuant to such Corporate Transaction over the exercise price of such Option shall conclusively be deemed valid); (5) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the shares of Common Stock subject to outstanding awards under the Plan; and (6) in connection with any Disaffiliation, arranging for the assumption of awards granted under the Plan, or replacement of awards granted under the Plan with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to awards under the Plan that remain based upon Company securities.

7.9 Amendment of the Plan.

(a) The Committee may, without further action by the shareholders and without receiving further consideration from the Participants, amend this Plan or condition or modify awards under this Plan in response to changes in securities or other laws or rules, regulations or regulatory interpretations thereof applicable to this Plan or to comply with stock exchange rules or requirements.

(b) The Committee may at any time, and from time to time, modify or amend the Plan, or any award granted under the Plan, in any respect; *provided, however*, that, without shareholder approval the Committee may not:

(1) increase the maximum award levels established in Section 2.7, including the maximum number of shares of Common Stock which may be issued under the Plan (other than increases pursuant to Section 7.8);

(2) extend the term during which an Option may be exercised beyond ten years from the date of grant; or

(3) alter the terms of any Option to reduce the Option Price, or cancel any outstanding Option award and replace it with a new Option, having a lower Option Price, where the economic effect would be the same as reducing the Option Price of the cancelled Option.

Except as provided in Section 7.9(a) above, no termination, modification or amendment of the Plan (or any award granted under the Plan), shall, without the consent of a Participant, affect the Participant's rights under an award previously granted.

SUNOCO, INC.
Proxy Statement Dated March 17, 2008

Errata Sheet

The following paragraph replaces the first paragraph in the response to Question 16 appearing on page 9 of the Proxy Statement dated March 17, 2008:

> "To be considered for inclusion in next year's proxy statement, all shareholder proposals must be submitted *in writing* to the Chief Governance Officer, Assistant General Counsel and Corporate Secretary, Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583 by November 17, 2008."

Dated: March 17, 2008

Sunoco, Inc.

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Sunoco, Inc., 1735 Market Street, Suite LL, Philadelphia, PA 19103-7583